As filed with the Securities and Exchange Commission on November 16, 2016

Registration No. 333-211761

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

JELD-WEN Holding, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2430	93-0496342
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

440 S. Church Street, Suite 400

Charlotte, North Carolina 28202

(704) 378-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Laura W. Doerre, Esq.

Executive Vice President, General Counsel

and Chief Compliance Officer

JELD-WEN Holding, Inc.

440 S. Church Street, Suite 400

Charlotte, North Carolina 28202

(704) 378-5700

(Name, address, including zip code, and telephone number including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Daniel J. Bursky, Esq. Mark Hayek, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000	Rachel W. Sheridan, Esq. Latham & Watkins LLP 555 Eleventh Street, NW Suite 1000 Washington, D.C. 20004 (202) 637-2200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	$100,000,000	$10,070

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes the offering price of common stock that may be purchased by the underwriters upon the exercise of their option to purchase additional shares.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, and it is not soliciting an offer to buy, these securities in any state where the offer or sale is not permitted.

Subject to completion, dated November 16, 2016

PRELIMINARY PROSPECTUS

             Shares

JELD-WEN Holding, Inc.

Common Stock

This is the initial public offering of the common stock of JELD-WEN Holding, Inc. We are selling              shares of our common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price is expected to be between $         and $         per share. We intend to apply to list our common stock on the New York Stock Exchange under the symbol “JELD”.

The underwriters have an option for a period of 30 days to purchase up to              additional shares of our common stock from us.

After the completion of this offering, funds managed by Onex Partners Manager LP and its affiliates will own approximately     % of our common stock (     % if the underwriters exercise their option to purchase additional shares in full). Accordingly, we expect to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 18 to read about factors you should consider before buying shares of our common stock.

	Per Share	Total
Price to Public	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds, before expenses, to JELD-WEN Holding, Inc.	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

Delivery of the shares of common stock will be made on or about                     , 2016.

Neither the Securities and Exchange Commission, or “SEC”, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Barclays	Citigroup

Credit Suisse	J.P. Morgan

Deutsche Bank Securities	RBC Capital Markets

BofA Merrill Lynch	Goldman, Sachs & Co.	Wells Fargo Securities

Baird	FBR	SunTrust Robinson Humphrey

The date of this prospectus is                     , 2016.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us that we have referred to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different, or inconsistent information, you should not rely on it. Offers to sell, and solicitations of offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, operating results, and prospects may have changed since such date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions.

i

MARKET AND INDUSTRY DATA

This prospectus includes information and data about the industry in which we compete. We obtained this information from periodic general and industry publications, and surveys and studies conducted by third parties, as well as from our own internal estimates and research. Industry publications, surveys, and studies generally state that the information contained therein has been obtained from sources believed to be reliable. In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets for the products we manufacture and sell. Market and industry data presented herein is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process, and other limitations. References herein to our relative position in a market or product category refer to our belief as to our ranking in each specified market or product category based on sales dollars, unless the context otherwise requires. In addition, the discussions herein regarding our various markets are based on how we define the markets for our products, which products may be either part of larger overall markets or markets that include other types of products.

Unless otherwise noted in this prospectus, Freedonia Custom Research, or “Freedonia”, is the source for third-party data regarding market sizes and our position within such markets. The Window and Door Market Share Report for Selected Countries, dated May 18, 2016, or the “Freedonia Report”, which we commissioned in connection with this prospectus, represents data, research opinion, market size, positions within markets, and viewpoints developed on our behalf, in each case based on data for the year ended December 31, 2015, and does not constitute a specific guide to action. In preparing the report, Freedonia used various sources, including publicly available third-party financial statements; government statistical reports; press releases; industry magazines; and interviews with our management as well as manufacturers of related products, manufacturers of competitive products, distributors of related products, and government and trade associations. Market sizes in the Freedonia Report are based on many variables, such as currency exchange rates, raw material costs, and pricing of competitive products, and such variables are subject to wide fluctuations over time. The Freedonia Report speaks as of its final publication date (and not as of the date of this filing), and the opinions expressed in the Freedonia Report are subject to change by Freedonia without notice.

CERTAIN TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This prospectus includes trademarks, trade names, and service marks owned by us. Our U.S. window and door trademarks include JELD-WEN®, AuraLast®, MiraTEC®, Extira®, LaCANTINATM, KaronaTM, ImpactGard®, JW®, Aurora®, IWP®, and True BLUTM. Our trademarks are either registered or have been used as a common law trademark by us. The trademarks we use outside the United States include the Stegbar®, Regency®, William Russell Doors®, Airlite®, TrendTM, The Perfect FitTM, Aneeta®, Breezway®, and Corinthian® marks in Australia, and Swedoor®, Dooria®, DANA®, and Alupan® in Europe. ENERGY STAR® is a registered trademark of the United States Environmental Protection Agency. This prospectus contains additional trademarks, trade names, and service marks of others, which are, to our knowledge, the property of their respective owners. Solely for convenience, trademarks, trade names, and service marks referred to in this prospectus appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names, and service marks. We do not intend our use of other parties’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

CERTAIN DEFINED TERMS

As used in this prospectus, unless the context otherwise requires, references to:

•	“2016 Dividend Transactions” means (i) the borrowing of an additional $375 million under our Term Loan Facility, (ii) the application of approximately $35 million in cash and borrowings under our ABL Facility for the purposes described in this definition, (iii) payments of approximately $400 million to holders of our outstanding common stock, Series A Convertible Preferred Stock, Class B-1 Common Stock, options, and RSUs (collectively, the “2016 Dividend”), (iv) the release of Onex BP Finance LP as a borrower under our Term Loan Facility, (v) the repricing of all of our outstanding term loans and maturity extension of our Initial Term Loans (as defined below) due October 15, 2021 to match the maturity of our 2015 Incremental Term Loans (as defined below) due July 1, 2022, and (vi) the amendment of our Term Loan Facility and ABL Facility in connection with the foregoing. The 2016 Dividend Transactions occurred in November 2016. See “Description of Certain Indebtedness” and “Dividend Policy”;

•	“ABL Facility” means our $300 million asset-based revolving credit facility, dated as of October 15, 2014 and as amended from time to time, with JWI and JELD-WEN of Canada, Ltd., as borrowers, the guarantors party thereto, a syndicate of lenders, and Wells Fargo Bank, National Association, as administrative agent;

•	“Adjusted EBITDA” is a supplemental non-GAAP financial measure of operating performance and is not based on any standardized methodology prescribed by GAAP. We define Adjusted EBITDA as net income (loss), as adjusted for the following items: loss from discontinued operations, net of tax; gain (loss) on sale of discontinued operations, net of tax; equity (earnings) loss of non-consolidated entities; income tax; depreciation and amortization; interest expense, net; impairment and restructuring charges; gain on sale of property and equipment; share-based compensation expense; non-cash foreign exchange transaction/translation income (loss); other non-cash items; other items; and costs related to debt restructuring, debt refinancing, and the Onex Investment. Adjusted EBITDA may in the future also be adjusted for payments made or charges incurred pursuant to the Tax Receivable Agreement. For a discussion of our presentation of Adjusted EBITDA see footnote 3 to the table under the heading “Prospectus Summary—Summary Consolidated Financial Data”;

•	“Australia Senior Secured Credit Facility” means collectively, our AUD $18 million cash advance facility, our AUD $8 million interchangeable facility for guarantees/letters of credit, our AUD $7 million electronic payaway facility, our AUD $1.5 million asset finance facility, our AUD $950,000 commercial card facility, and our AUD $5 million overdraft facility, dated as of October 6, 2015 and amended from time to time, with certain of our Australian subsidiaries, as borrowers, and Australia and New Zealand Banking Group Limited, as lender;

•	“the Company”, “JELD-WEN”, “we”, “us”, and “our” refer to JELD-WEN Holding, Inc., a Delaware corporation, and its consolidated subsidiaries;

•	“Class B-1 Common Stock” means shares of our outstanding Class B-1 Common Stock, par value $0.01 per share, all of which will be converted into shares of our common stock prior to the consummation of this offering;

•	“Code” means the U.S. Internal Revenue Code of 1986, as amended;

•	“Corporate Credit Facilities” means collectively, our ABL Facility and our Term Loan Facility;

•	“Credit Facilities” means collectively, our Corporate Credit Facilities, our Australia Senior Secured Credit Facility, and our Euro Revolving Facility;

•	“ESOP” means the JELD-WEN, Inc. Employee Stock Ownership and Retirement Plan;

•	“Euro Revolving Facility” means our €39 million revolving credit facility, dated as of January 30, 2015 and as amended from time to time, with JELD-WEN A/S, as borrower, Danske Bank A/S and Nordea Bank Danmark A/S, as lenders, and Danske Bank A/S, as administrative agent;

•	“Free Cash Flow” is a supplemental non-GAAP financial measure of operating performance and is not based on any standardized methodology prescribed by GAAP. We define Free Cash Flow as cash flow from operating activities minus (i) purchases of property and equipment and (ii) purchases of intangible assets, each as shown in our consolidated statements of cash flows, plus or minus other discrete items (which may in the future include payments made or charges incurred pursuant to the Tax Receivable Agreement), to the extent such addition or subtraction is approved by the Compensation Committee of our board of directors. For a discussion of our presentation of Free Cash Flow see footnote 2 to the second table under the heading “Executive Compensation—Components of Executive Compensation—2015 Management Incentive Plan”;

•	“GAAP” means generally accepted accounting principles in the United States;

•	“JWHI” means JELD-WEN Holding, Inc., a Delaware corporation, on a stand-alone basis;

•	“JWI” means JELD-WEN, Inc., a Delaware corporation that is a direct, wholly-owned subsidiary of JELD-WEN Holding, Inc.;

•	“Onex” refers to Onex Corporation and its affiliates, including funds managed by an affiliate of Onex Partners Manager LP and/or Onex Corporation, as appropriate;

•	“Onex Investment” refers to the October 2011 transaction in which Onex acquired a majority of the combined voting power in the Company through the acquisition of convertible debt and convertible preferred equity;

•	“Series A Convertible Preferred Stock” means shares of our outstanding Series A-1 Convertible Preferred Stock, par value $0.01 per share, Series A-2 Convertible Preferred Stock, par value $0.01 per share, Series A-3 Convertible Preferred Stock, par value $0.01 per share, and Series A-4 Convertible Preferred Stock, par value $0.01 per share, all of which will be exchanged for shares of our common stock prior to the consummation of this offering;

•	“Series B Preferred Stock” means the one outstanding share of our Series B Preferred Stock, par value $0.01 per share, which will be cancelled in its entirety prior to the consummation of this offering upon the exchange of the Series A Convertible Preferred Stock for shares of our common stock;

•	“Share Recapitalization” means (i) the exchange of all outstanding shares of our Series A Convertible Preferred Stock for shares of our common stock, the conversion of all Class B-1 Common Stock into shares of our common stock, and the cancellation of the one outstanding share of our Series B Preferred Stock followed by (ii) a -for-1 stock split of our common stock; and

•	“Term Loan Facility” means our term loan facility, dated as of October 15, 2014, with JWI, as borrower, the guarantors party thereto, a syndicate of lenders, and Bank of America, N.A., as administrative agent, under which we initially borrowed $775 million of term loans, as amended (i) on July 1, 2015 in connection with the borrowing of $480 million of incremental term loans and (ii) on November 1, 2016 in connection with the borrowing of $375 million of incremental term loans, and as further amended from time to time. As of November 1, 2016, we had approximately $1,611.6 million of term loans outstanding under the Term Loan Facility.

PRESENTATION OF FINANCIAL INFORMATION

We operate on a fiscal calendar year, and each interim period is comprised of two 4-week periods and one 5-week period, with each week ending on a Saturday. Our fiscal year always begins on January 1 and ends on December 31. As a result, our first and fourth quarters may have more or fewer days included than a traditional 91-day fiscal quarter.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. We round certain percentages presented in this prospectus to the nearest whole number. As a result, figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

USE OF NON-GAAP FINANCIAL MEASURES

This prospectus contains “non-GAAP measures”, which are financial measures that are not calculated and presented in accordance with GAAP. Specifically, we make use of the non-GAAP financial measures “Free Cash Flow”, “Adjusted EBITDA” and “Adjusted EBITDA margin”. For the definition of Adjusted EBITDA, and a reconciliation to its most directly comparable financial measure presented in accordance with GAAP, see footnote 3 to the table under the heading “Prospectus Summary—Summary Consolidated Financial Data” and footnote 3 to the table under the heading “Selected Consolidated Financial Data”. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net revenues. For the definition of Free Cash Flow, and a reconciliation to its most directly comparable financial measure presented in accordance with GAAP, see footnote 2 to the second table under the heading “Executive Compensation—Components of Executive Compensation—2015 Management Incentive Plan”.

We present Adjusted EBITDA and Adjusted EBITDA margin because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management believes Adjusted EBITDA and Adjusted EBITDA margin are helpful in highlighting trends because they exclude the results of decisions that are outside the control of management, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate, and capital investments. We use Free Cash Flow, Adjusted EBITDA, and Adjusted EBITDA margin to measure our financial performance and also to report our results to our board of directors. Further, our executive incentive compensation is based in part on Adjusted EBITDA and Free Cash Flow. In addition, we use Adjusted EBITDA as calculated herein for purposes of calculating compliance with our debt covenants in our Corporate Credit Facilities. Adjusted EBITDA should not be considered as an alternative to net income (loss) as a measure of financial performance or to cash flows from operations as a liquidity measure; Free Cash Flow should not be considered as an alternative to cash flows from operations as a liquidity measure; and neither non-GAAP metric should be considered as an alternative to any other measure derived in accordance with GAAP.

FOREIGN CURRENCY CONVERSION RATES

Amounts reported in Australian Dollars (AUD $) throughout this prospectus are converted to U.S. Dollars at a spot rate of 0.731 and 0.762 with respect to information as of December 31, 2015 and September 24, 2016, as applicable. Amounts reported in British Pounds (£) throughout this prospectus are converted at a rate of 1.481 and 1.293 with respect to information as of December 31, 2015 and September 24, 2016, as applicable. Amounts reported in Euros (€) throughout this prospectus are converted at a rate of 1.088 and 1.121 with respect to information as of December 31, 2015 and September 24, 2016, as applicable. Amounts reported in Danish Krones (DKK) throughout this prospectus are converted at a rate of 0.146 and 0.150 with respect to information as of December 31, 2015 and September 24, 2016, as applicable.

v

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus carefully, especially “Risk Factors”, “Cautionary Note Regarding Forward-Looking Statements”, and our consolidated financial statements and related notes included elsewhere in this prospectus, before deciding to invest in our common stock.

Our Company

We are one of the world’s largest door and window manufacturers, and we hold the #1 position by net revenues in the majority of the countries and markets we serve. We design, produce, and distribute an extensive range of interior and exterior doors, wood, vinyl, and aluminum windows, and related products for use in the new construction and repair and remodeling, or “R&R”, of residential homes and, to a lesser extent, non-residential buildings. We attribute our market leadership to our well-established brands, broad product offering, world-class manufacturing and distribution capabilities, and our long-standing customer relationships. Our goal is to achieve best-in-industry financial performance through the rigorous execution of our strategies to reduce costs and improve quality through the implementation of operational excellence programs, drive profitable organic growth, pursue strategic acquisitions, and develop top talent.

We market our products globally under the JELD-WEN brand, along with several market-leading regional brands such as Swedoor and DANA in Europe and Corinthian, Stegbar, and Trend in Australia. Our customers include wholesale distributors and retailers as well as individual contractors and consumers. As a result, our business is highly diversified by distribution channel, geography, and construction application, as illustrated in the charts below:

(1)	Percentage of net revenues by construction application is a management estimate based on the end markets into which our customers sell.

As one of the largest door and window companies in the world, we have invested significant capital to build a business platform that we believe is unique among our competitors. We operate 115 manufacturing facilities in 19 countries, located primarily in North America, Europe, and Australia. Our global manufacturing footprint is strategically sized and located to meet the delivery requirements of our customers. For many product lines, our manufacturing processes are vertically integrated, enhancing our range of capabilities, our ability to innovate, and our quality control, as well as providing us with supply chain, transportation, and working capital savings. We believe that our manufacturing network allows us to deliver our broad portfolio of products to a wide range of customers across the globe, improves our customer service, and strengthens our market positions.

Our Transformation

We were founded in 1960 by Richard L. Wendt, when he, together with four business partners, bought a millwork plant in Oregon. The subsequent decades were a time of successful expansion and growth as we added different businesses and product categories such as interior doors, exterior steel doors, and vinyl windows. After the Onex Investment, we began the transformation of our business from a family-run operation to a global organization with independent, professional management. The transformation accelerated after 2013 with the hiring of a new senior management team strategically recruited from a number of world-class industrial companies. Our new management team has decades of experience driving operational improvement, innovation, and growth, both organically and through acquisitions. We believe that the collective talent and experience of our team is a distinct competitive advantage. Under the leadership of our senior management team, we are systematically transforming our business through the application of process improvement and management tools focusing on three strategic areas: (i) operational excellence by implementing the JELD-WEN Excellence Model, or “JEM”; (ii) profitable organic growth; and (iii) strategic acquisitions.

Name	Position	Joined JELD-WEN	Prior Experience

Kirk Hachigian	Executive Chairman	2014	Cooper Industries plc, GE Lighting, and Bain & Company

Mark Beck	President & Chief Executive Officer	2015	Danaher Corporation and Corning Incorporated

L. Brooks Mallard	Executive Vice President & Chief Financial Officer	2014	TRW Automotive Holdings Corporation, Eaton Corporation plc, Cooper Industries plc, and Thomas & Betts Corporation

Laura W. Doerre	Executive Vice President, General Counsel and Chief Compliance Officer	2016	Nabors Industries Ltd.

John Dinger	Executive Vice President & President, North America	2015	Eaton Corporation plc and Cooper Industries plc

Peter Maxwell	Executive Vice President & President, Europe	2015	Eaton Corporation plc and Cooper Industries plc

Peter Farmakis	Executive Vice President & President, Australasia	2013	Dexion Limited, Ciba Specialty Chemicals Corporation, and Smorgon Steel Group Limited

John Linker	Senior Vice President, Corporate Development & Investor Relations	2012	United Technologies Corporation, Goodrich Corporation, and Wells Fargo & Company

Our efforts to date have resulted in significant growth in our profitability. Our Adjusted EBITDA margin has increased by over 580 basis points and our Adjusted EBITDA has grown at a 37.7% compound annual growth rate, or “CAGR”, from the year ended December 31, 2013 through the twelve-month period ended September 24, 2016. We are in the early stages of implementing our business transformation and, as a result, we believe we have an opportunity to continue growing our profitability faster than the growth in our end markets.

In the twelve-month period ended September 24, 2016, our net revenues were $3.6 billion, our net income was $144.8 million, and our Adjusted EBITDA was $369.2 million. Adjusted EBITDA has increased by $216.0 million, or 141.0%, and net income has increased by $213.2 million from the year ended December 31, 2013 to the twelve-month period ended September 24, 2016.

Our Products

We provide a broad portfolio of interior and exterior doors, windows, and related products, manufactured from a variety of wood, metal, and composite materials and offered across a full spectrum of price points. In the year ended December 31, 2015, our door sales accounted for 65% of net revenues, our window sales accounted for 24% of net revenues, and our other ancillary products and services accounted for 11% of net revenues.

Doors

We are the #1 residential door provider by net revenues in the majority of our geographic markets. We hold #1 positions in residential doors by net revenues in the United States, Australia, Germany, Switzerland, and Scandinavia (which is comprised of Denmark, Sweden, Norway, and Finland). We hold #2 positions in residential doors by net revenues in Canada, the United Kingdom, and Austria. We offer a full line of residential interior and exterior door products, including patio doors and folding or sliding wall systems. Our non-residential door product offering is concentrated in Europe, where we are the #1 non-residential door provider by net revenues in Germany, Austria, Switzerland, and Scandinavia. In order to meet the style, design, and durability needs of our customers across a broad range of price points, our product portfolio encompasses many types of materials, including wood veneer, composite wood, steel, glass, and fiberglass. We also offer profitable value-add services in all of our markets, including pre-hanging and pre-finishing.

Windows

We hold the #3 position by net revenues in residential windows in the United States and Canada and the #1 position in Australia. We manufacture wood, vinyl, and aluminum windows in North America, wood and aluminum windows in Australia, and wood windows in the United Kingdom. Our window product lines comprise a full range of styles, features, and energy-saving options in order to meet the varied needs of our customers in each of our regional end markets.

Other Ancillary Products and Services

In certain regions, we sell a variety of other products that are ancillary to our door and window offerings, which we do not classify as door or window sales. These products include shower enclosures and wardrobes, moldings, trim board, lumber, cutstock, glass, staircases, hardware and locks, cabinets, and screens. Molded door skins sold to certain third-party manufacturers as well as miscellaneous installation and other services are also included in this category.

Our End Markets

We operate within the global market for residential and non-residential doors and windows with sales spanning 82 countries. While we operate globally, the markets for doors and windows are regionally distinct with suppliers manufacturing finished goods in proximity to their customers. Finished doors and windows are generally bulky, expensive to ship, and, in the case of windows, fragile. Designs and specifications of doors and windows also vary from country to country due to differing construction methods, building codes, certification requirements, and consumer preferences. Customers also demand short delivery times and can require special order customizations. We believe that we are well-positioned to meet the global demands of our customers due to our market leadership, strong brands, broad product line, and strategically located manufacturing and distribution facilities.

The table below highlights the breadth of our global operations as of and for the year ended December 31, 2015:

	North America	Europe	Australasia

% Net Revenues	60%	29%	11%

Manufacturing Facilities(1)	44	28	43

Key Market Positions(2)	• #1 in residential doors in the United States • #2 in residential doors in Canada • #3 in residential windows in the United States and Canada

•    #1 in residential and non-residential doors in Germany, Switzerland, and Scandinavia

•    #1 in non-residential doors and #2 in residential doors in Austria

•    #2 in non-residential doors and #3 in residential doors in France

•    #2 in residential doors in the United Kingdom

• #1 in residential doors in Australia • #1 in residential windows in Australia

Net Revenues by Product Type	• Doors (57%) • Windows (33%) • Other (10%)	• Doors (92%) • Windows (3%) • Other (5%)	• Doors (42%) • Windows (30%) • Other (28%)

Net Revenues by Construction Application(3)	• Residential R&R (52%) • Residential new construction (46%) • Non-residential (2%)	• Residential R&R (44%) • Residential new construction (26%) • Non-residential (30%)	• Residential R&R (26%) • Residential new construction (72%) • Non-residential (2%)

Key Brands(1)	• JELD-WEN • CraftMaster • LaCantina • Karona	• JELD-WEN • Swedoor • DANA • Dooria • Kilsgaard	• JELD-WEN • Stegbar • Corinthian • Trend • Aneeta • Regency • Breezway

(1)	As of September 24, 2016.
(2)	Based on the Freedonia Report. Our market position is based on rankings by net revenues.
(3)	Percentage of net revenues by construction application is a management estimate based on the end markets into which our customers sell.

North America

In our North America segment, we primarily compete in the market for residential doors and windows in the United States and Canada. We are the only manufacturer that offers a full line of interior and exterior door and window products, allowing us to offer a more complete solution to our customer base. According to the Freedonia Report, the market for our residential door and window products in the United States and Canada generated approximately $10.8 billion in sales in 2015. We believe that our total market opportunity in North America is significantly larger and includes non-residential applications, other related building products, and value-added services. According to the U.S. Census Bureau, total housing starts in 2014 and 2015 were 1.0 million and 1.1 million units, respectively, significantly below the 20 and 50-year averages of 1.5 million units. According to the Joint Center for Housing Studies, residential R&R spending reached $285.4 billion in 2015, which was an increase of 4.4% from $273.3 billion in 2014. We believe that our leading position in the North American market will enable us to benefit from continued recovery in residential construction activity over the next several years.

Europe

The European market for doors is highly fragmented, and we have the only platform in the industry capable of serving nearly all European countries. In our Europe segment, we primarily compete in the market for residential and non-residential doors in Germany, the United Kingdom, France, Austria, Switzerland, and Scandinavia. According to the Freedonia Report, the market for residential and non-residential door products in these countries generated approximately $3.4 billion in sales in 2015. We believe that our total market opportunity in Europe is significantly larger and includes other European countries, other door product lines, related building products, and value-added services. Although construction activity in Europe has been slower to recover compared to construction activity in North America, new construction and R&R activity is expected to increase across Europe over the next several years.

Australasia

In our Australasia segment, we primarily compete in the market for residential doors and windows in Australia, where we hold the #1 position by net revenues. According to the Freedonia Report, the market for residential door and window products in Australia generated approximately $1.4 billion in sales in 2015. We believe that our total market opportunity in the Australasian region is significantly larger and includes non-residential applications and other countries in the region, as well as other related building products, and value-added services. For example, we also sell a full line of shower enclosures and wardrobes throughout Australia. In 2015, new housing and R&R spend increased 6.1% and 2.7%, respectively, according to Australia’s Housing Industry Association.

Our Business Strategy

We seek to achieve best-in-industry financial performance through the disciplined execution of:

•	operational excellence programs, such as JEM, to improve our profit margins and free cash flow by reducing costs and improving quality;

•	initiatives to drive profitable organic sales growth, including new product development, investments in our brands and marketing, channel management, and pricing optimization; and

•	acquisitions to expand our business.

The execution of our strategy is supported and enabled by a relentless focus on talent management. Over the long term, we believe that the implementation of our strategy is largely within our control and is less dependent on external factors. The key elements of our strategy are described further below.

Expand Our Margins and Free Cash Flow Through Operational Excellence

We have identified a substantial opportunity to improve our profitability by building a culture of operational excellence and continuous improvement across all aspects of our business through our JEM initiative. Historically, we were not centrally managed and had a limited focus on continued cost reduction, operational improvement, and strategic material sourcing. This resulted in profit margins that were lower than our building products peers and far lower than what would typically be expected of a world-class industrial company.

Our senior management team has a proven track record of implementing operational excellence programs at some of the world’s leading industrial manufacturing businesses, and we believe the same successes can be realized at JELD-WEN. Key areas of focus of our operational excellence program include:

•	reducing labor costs, overtime, and waste by optimizing planning and manufacturing processes;

•	reducing or minimizing increases in material costs through strategic global sourcing and value-added re-engineering of components, in part by leveraging our significant spend and the global nature of our purchases; and

•	reducing warranty costs by improving quality.

We are in the early stages of implementing our strategic initiatives, including JEM, to develop a culture of operational excellence and continuous improvement. Our initial actions in North America have already helped us to realize higher profit margins over the last two years and we are now beginning to implement the program in Europe and Australasia. We believe that our focus on operational excellence will result in the continued expansion of our profit margins and free cash flow as we systematically transform our business.

Drive Profitable Organic Sales Growth

We seek to deliver profitable organic revenue growth through several strategic initiatives, including new product development, brand and marketing investment, channel management, and continued pricing optimization. These strategic initiatives will drive our sales mix to include more value-added, higher margin products.

•	New Product Development: Our management team has renewed our focus on innovation and new product development. We believe that leading the market in innovation will enhance demand for our products, increase the rate at which our products are specified into home and non-residential designs, and allow us to sell a higher margin product mix. For example, in North America, we have recently increased our investment in research and development by hiring over 20 engineers, who will work closely with our expanded group of product line managers to identify unmet market needs and develop new products. We have also implemented a rigorous new governance process that prioritizes the most impactful projects and is expected to improve the efficiency and quality of our research and development efforts. We have launched several new North American product lines and line extensions in recent years, such as the Siteline window series, Epic Vue window, DF Hybrid window, and the Moda door collection. In Australia, we recently launched a new Deco contemporary door product line, a new pivot door series, a wood window line extension, and the Alumiere aluminum window series. In Europe, we recently launched new steel door product lines that provide enhanced levels of security, safety, and impact resistance. While product specifications and certifications vary from country to country, the global nature of our operations allows us to leverage our global innovation capabilities and share new product designs across our markets.

•	Brand and Marketing Investment: We recently began to make meaningful investments in new marketing initiatives designed to enhance the positioning of the JELD-WEN family of brands. Our new initiatives include marketing campaigns focused on the distributor, builder, architect, and consumer communities. At the trade and architect level, we have invested in print media as well as social media, with a focus on our “whole home” offering of doors and windows. At the consumer level, we have recently invested in television advertising as well as partnerships such as “Dream Home Giveaway” on HGTV in the United States and the “House Rules” television show in Australia. Consistent with our efforts to drive operational excellence across all areas of our business, we are implementing research-based analytical tools to help optimize the effectiveness of our marketing efforts. We believe these branding initiatives are educating and building awareness with consumers, architects, and designers, as well as increasing the frequency with which our products are sought after by consumers and specified by builders and architects.

•	Channel Management: We are implementing initiatives and investing in tools and technology to enhance our relationships with key customers, make it easier for them to source from JELD-WEN, and support their ability to sell our products in the marketplace. Our recent technology investments are focused on improving the customer experience, including new quoting software, a new “Partners Portal” web interface, and a centralized repository of building information modeling files for architects, which are used to specify our products into architectural drawings. In many cases these initiatives are designed to incentivize our customers to sell our higher margin and value-add products. These incentives help our customers grow their businesses in a profitable manner while also improving our sales volumes and the margin of our product mix. For example, our new True BLU dealer management program groups our North American distribution customers into tiers based on the breadth and sales volume of JELD-WEN door and window products they carry, and provides benefits and rewards to each customer based on their tier classification. The True BLU program provides a strong incentive for distribution customers to increase the number of JELD-WEN products that they sell, providing us with opportunities to further penetrate the market with our more complete solution.

•	Pricing Optimization: We are focused on profitable growth and will continue to employ a strategic approach to pricing our products. Pricing discipline is an important element of our effort to improve our profit margins and earn an appropriate return on our invested capital. Over the past two years we have realized meaningful pricing gains by increasing our focus on customer- and product-level profitability in order to improve the profitability of certain underperforming lines of business. In addition, we have changed our historical approach in certain cases from pricing products based on contribution margin targets to an approach of pricing products based on fully loaded cost, which includes the capital we have invested in our manufacturing capacity, research and development capabilities, and brand equity.

Complement Core Earnings Growth With Strategic Acquisitions

Collectively, our senior management team has acquired and integrated more than 100 companies during their careers. Leveraging this collective experience, we have developed a disciplined governance process for identifying, evaluating, and integrating acquisitions. Our strategy focuses on three types of opportunities:

•	Market Consolidation Opportunities: The competitive landscape in several of our key markets remains highly fragmented, which creates an opportunity for us to consolidate smaller companies, enhance our market leading positions, and realize synergies through the elimination of duplicate costs. Our recent acquisitions of Dooria in Norway and Trend in Australia are examples of this strategy.

•	Enhancing Our Product Portfolio: Along with our organic new product development pipeline, we seek to expand our door and window product portfolio by acquiring companies that have developed unique products, technologies, or processes. Our recent acquisitions of Karona (stile and rail doors), LaCantina (folding and sliding wall systems), Aneeta (sashless windows), and Breezway (louver windows) are examples of this strategy.

•	New Markets and Geographies: Opportunities also exist to expand our company through the acquisition of complementary door and window manufacturers in new geographies as well as providers of product lines and value-added services. While this has not been a major focus in recent years, we expect it to be a key element in our long-term growth.

Our Competitive Strengths

Global Industry Leader With Strong Brands

We are one of the world’s largest door and window manufacturers, and we hold the #1 position by net revenues in the majority of the countries and markets we serve. We believe our global scale, along with the power of our well-known brands, creates a sustainable competitive advantage in each of our markets. We market our products globally under the JELD-WEN name along with several other well-known and well-respected regional brands, such as Stegbar and Corinthian in Australia and DANA and Swedoor in Europe. Our recent acquisitions of LaCantina, Karona, Aneeta, Trend, Dooria, and Breezway have further enhanced our portfolio of strong brand names. Our brands are widely recognized to stand for product quality, innovation, reliability, and service and have received numerous awards and endorsements, including recent recognition from Builder Magazine for brand familiarity, Home Builder Executive Magazine for product innovation, and Professional Builder Magazine for new product introductions.

World-Class Leadership Implementing Lasting Operational Improvements

We have assembled a team of executives from world-class organizations with a track record of driving manufacturing efficiency, cost reduction, product innovation, and profitable growth. Our Chief Executive Officer, Mark Beck, joined our team in 2015 after holding a series of executive management roles with Danaher Corporation and Corning Incorporated, where he had extensive experience leading global organizations, driving growth strategies, and implementing disciplined operational enhancements. Our Executive Chairman, Kirk Hachigian, who joined our team in 2014, was formerly the Chairman and Chief Executive Officer of Cooper Industries after a successful career at General Electric. Most of the members of our senior management team have extensive experience at major global industrial companies, which we believe creates a breadth and depth of operational expertise that is unusual for our industry. Our team has identified and has begun to execute on opportunities for continuous improvement across our platform. These initiatives are focused on manufacturing productivity, channel management, strategic sourcing, pricing discipline, and new product development. Although we remain in the early stages of implementing many of these continuous improvement programs, our efforts already have begun to yield results. Additionally, our leadership team has a proven track record of driving growth through the execution and integration of strategic acquisitions.

Multiple Levers To Grow Earnings

Our leading market positions and brands, world-class management team, and global manufacturing network create multiple opportunities for us to grow our earnings independent of growth in end-market demand. In particular, our management team has identified and is executing on:

•	operational excellence programs to improve our profit margins and free cash flow by reducing costs and improving quality;

•	initiatives to drive profitable organic sales growth, including new product development, investments in our brands and marketing, channel management, and pricing optimization; and

•	acquisitions to expand our business.

These actions have begun to lead to significant improvements in our profitability over the last two years, which we expect will continue as such initiatives are implemented across our operations globally and become part of our culture.

Long-Standing Customer Relationships

We have long-established relationships with our customers throughout our end markets, including retail home centers, wholesale distributors, and building product dealers. Our relationships are built upon the strength of our brands, the breadth of our product offering, our focus on customer service, and our commitment to quality and innovation. We believe that we are uniquely positioned to serve our large national and multinational customers, because of the breadth of our global manufacturing and sales network. The majority of our top ten customers have purchased our products for 17 years or more. In many of our key markets, we are the only competitor that can offer our customers a diverse range of multiple door and window product lines, further strengthening our relationships with our largest customers.

Significant Diversification Across End Markets, Channels, and Geographies

We believe that the diversity of our revenue base across end markets, channels, and geographies provides us with significant benefits relative to our competitors. For example, our diversity with respect to construction application provides insulation from specific trends in our end markets. Furthermore, our global platform of 115 manufacturing facilities across 19 countries enables us to serve customers across approximately 82 countries and helps limit our dependence on a specific geographic region. Although we generate approximately 60% of our net revenues in North America, positioning us for continued growth from the ongoing recovery in the U.S. domestic construction markets, we also generate approximately one-third of our net revenues from a diverse set of European markets that we believe are in the earlier stages of recovery.

Broad Global Manufacturing Network, Vertically Integrated In Key Product Lines

We have invested significant capital to build our global network of 115 manufacturing facilities that is unique among our competition in terms of capability, scale, and capacity. The global nature of our operations allows us to leverage key functions across these operations, such as sourcing and engineering. For many product lines, our manufacturing processes are vertically integrated, enhancing our range of capabilities and quality control as well as providing us with supply chain, transportation, and working capital savings. For example, we produce our own molded interior door skins for use in North America, France, and the United Kingdom, where molded doors are the predominant residential interior door type. Our operating platform allows us to deliver our broad portfolio of products to customers across the globe, enhances our ability to innovate, optimizes our cost structure, provides greater value and improved service to our customers, and strengthens our market positions.

Summary Risk Factors

Investing in our common stock involves risks, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition, results of operations, cash flows, and prospects. You should carefully consider the risks discussed in the section entitled “Risk Factors”, including the following risks, before investing in our common stock:

•	negative trends in overall business, financial market, and economic conditions, and/or activity levels in our end markets;

•	our highly competitive business environment;

•	failure to timely identify or effectively respond to consumer needs, expectations, or trends;

•	failure to maintain the performance, reliability, quality, and service standards required by our customers;

•	failure to implement our strategic initiatives, including JEM;

•	acquisitions or investments in other businesses that may not be successful;

•	declines in our relationships with and/or consolidation of our key customers;

•	increases in interest rates and reduced availability of financing for the purchase of new homes and home construction and improvements;

•	fluctuations in the prices of raw materials used to manufacture our products;

•	delays or interruptions in the delivery of raw materials or finished goods;

•	exchange rate fluctuations;

•	disruptions in our operations;

•	security breaches and other cyber security incidents;

•	increases in labor costs, potential labor disputes, and work stoppages at our facilities;

•	changes in building codes that could increase the cost of our products or lower the demand for our windows and doors;

•	compliance costs and liabilities under environmental, health, and safety laws and regulations;

•	product liability claims, product recalls, or warranty claims;

•	inability to protect our intellectual property;

•	loss of key officers or employees;

•	our current level of indebtedness;

•	risks associated with the material weakness that has been identified; and

•	risks associated with payments to be made to Pre-IPO Shareholders (as defined below) pursuant to the Tax Receivable Agreement.

Our Corporate Information

We were incorporated as an Oregon corporation in 1960. On May 31, 2016, we reincorporated as a Delaware corporation. We are a holding company that conducts our operations through our direct and indirect subsidiaries, primarily JELD-WEN, Inc., a Delaware corporation, and its subsidiaries. Our principal executive offices are located at 440 S. Church Street, Suite 400, Charlotte, North Carolina 28202, and our telephone number is (704) 378-5700. We maintain a website on the Internet at http://www.jeld-wen.com. The information contained on, or that can be accessed through, our website is not a part of, and should not be considered as being incorporated by reference into, this prospectus.

Our Sponsor

Following the consummation of this offering, we expect to be a “controlled company” for the purposes of the New York Stock Exchange rules.

Onex is one of the oldest and most successful private equity firms. Through its Onex Partners and ONCAP private equity funds, Onex acquires and builds high-quality businesses in partnership with talented management teams. Through Onex Credit, Onex manages and invests in leveraged loans, collateralized loan obligations, and other credit securities. Onex has approximately $22.5 billion of assets under management, including $6.0 billion of Onex proprietary capital. With offices in Toronto, New York, New Jersey, and London, Onex invests its capital through its two investing platforms and is the largest limited partner in each of its private equity funds.

Onex has extensive experience investing in leading, global industrial businesses, including in the building products space. Notable examples of Onex’ investments in industrial companies over its 32-year history include Tomkins plc, Allison Transmission Holdings, Inc., SIG Combibloc Group, Husky International Ltd., KraussMaffei Group, Spirit AeroSystems, Inc., and RSI Home Products.

The Offering

Issuer	JELD-WEN Holding, Inc., a Delaware corporation.

Common stock offered by us	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional shares	The underwriters have an option to purchase up to additional shares from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $ million, assuming the shares are offered at $ per share (the midpoint of the price range set forth on the cover page of this prospectus). We intend to use the net proceeds from this offering to repay approximately $ million of indebtedness outstanding under our Term Loan Facility and approximately $ million of indebtedness outstanding under our ABL Facility (a portion of which term loan and ABL indebtedness was used to fund the payments made in connection with the 2016 Dividend Transactions), with any remaining net proceeds to be used for general corporate purposes. See “Use of Proceeds”.

Dividend policy	We do not expect to pay any dividends on our common stock in the foreseeable future. See “Dividend Policy”.

Proposed stock exchange symbol	“JELD”.

Controlled company	Upon completion of this offering, Onex will continue to own a controlling interest in us. Therefore, we expect to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange.

Tax Receivable Agreement	In connection with this offering, we will declare a dividend of the rights under and enter into a Tax Receivable Agreement that will provide for the payment by the Company to pre-IPO stockholders and holders of stock options and restricted stock units (our “Pre-IPO Shareholders”) of 85% of the amount of tax benefits, if any, that we actually realize (or in some circumstances are deemed to realize) as a result of (i) the utilization of certain of our tax attributes, generally including net operating and capital losses and certain other tax attributes generated in periods prior to this offering, including alternative minimum tax credit carryforwards and research and development credits, or the “Pre-IPO Tax Attributes”, and (ii) certain other tax benefits related to our making payments under the Tax Receivable Agreement. Following this offering, we expect to use cash and borrowings under our revolving credit facilities to fund any payments that we will be required to make under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement”.

The exact amount of future payments under the Tax Receivable Agreement in any given year will depend on, among other things, the amount of income earned by us in such year, and the jurisdiction in which such income is earned. For example, assuming no material changes in the relevant tax law and no changes to current limitations on our ability to utilize our net operating losses under Section 382 of the Code, we will be obligated to make payments under the Tax Receivable Agreement of approximately $3.3 million for every $10 million of U.S. federal taxable income earned by us (without regard to the Pre-IPO Tax Attributes or other tax attributes subject to the Tax Receivable Agreement) that is offset by U.S. federal net operating losses that are Pre-IPO Tax Attributes. However, the amount of payments that we will owe under the Tax Receivable Agreement with respect to state and foreign taxes will vary depending on, among other things, the tax rate in those jurisdictions and the amount of income earned by us in those jurisdictions.

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 18 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

In connection with the consummation of this offering, we intend to complete the Share Recapitalization.

Unless otherwise indicated, all information contained in this prospectus:

•	assumes an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus;

•	gives effect to our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect upon the listing of our common stock on the New York Stock Exchange;

•	assumes the underwriters’ option to purchase additional shares has not be exercised; and

•	gives effect to the Share Recapitalization.

The number of shares of common stock to be outstanding after this offering excludes:

•	shares of common stock issuable upon the exercise of options outstanding under our existing stock incentive plan as of , 2016 at a weighted average exercise price of $ per share; and

•	shares of common stock reserved for future issuance under our new omnibus incentive plan that we intend to adopt in connection with this offering.

Summary Consolidated Financial Data

The following table presents summary consolidated financial data for the periods and at the dates indicated. The summary consolidated financial data as of December 31, 2015 and 2014 and for each of the three years ended December 31, 2015 have been derived from our audited consolidated financial statements included in this prospectus. The summary consolidated financial data as of December 31, 2013 has been derived from our audited consolidated financial statements not included in this prospectus. The summary consolidated financial data as of September 24, 2016 and September 26, 2015 and for each of the nine months ended September 24, 2016 and September 26, 2015 have been derived from our unaudited consolidated financial statements included in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements, and our unaudited consolidated financial statements include, in the opinion of management, all adjustments necessary for a fair statement of the operating results and financial condition of the Company for such periods and as of such dates. The results of operations for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period. We have also presented summary unaudited consolidated financial data for the twelve-month period ended September 24, 2016, which presentation does not comply with GAAP. This data has been calculated by adding amounts from our audited consolidated financial statements for the year ended December 31, 2015 to amounts from our unaudited consolidated financial statements for the nine months ended September 24, 2016 and subtracting amounts from our unaudited consolidated financial statements for the nine months ended September 26, 2015. We have presented this financial data because we believe it provides our investors with useful information to assess our recent performance.

The following information should be read in conjunction with “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business”, and our financial statements and notes included elsewhere in this prospectus.

	Twelve Months Ended	Nine Months Ended		Year Ended December 31,
	September 24, 2016	September 24, 2016	September 26, 2015	2015	2014	2013
	(dollars in thousands, except share and per share data)
Net revenues	$3,584,578	$2,693,630	$2,490,112	$3,381,060	$3,507,206	$3,456,539
Cost of sales	2,832,342	2,112,185	1,994,968	2,715,125	2,919,864	2,946,463

Gross margin	752,236	581,445	495,144	665,935	587,342	510,076
Selling, general and administrative	550,465	408,360	370,021	512,126	488,477	482,088
Impairment and restructuring charges	14,830	9,045	15,557	21,342	38,388	42,004

Operating income (loss)	186,941	164,040	109,566	132,467	60,477	(14,016)
Interest expense, net	(73,808)	(53,725)	(40,549)	(60,632)	(69,289)	(71,362)
Other income (expense)	13,101	8,960	9,979	14,120	(50,521)	12,323

Income (loss) before taxes, equity earnings (loss) and discontinued operations	126,234	119,275	78,996	85,955	(59,333)	(73,055)
Income tax benefit (expense)	18,643	5,633	(7,575)	5,435	(18,942)	(1,142)

Income (loss) from continuing operations, net of tax	144,877	124,908	71,421	91,390	(78,275)	(74,197)
Loss from discontinued operations, net of tax	(3,656)	(2,845)	(2,045)	(2,856)	(5,387)	(5,863)
Gain on sale of discontinued operations, net of tax	—	—	—	—	—	10,711
Equity earnings (loss) of non-consolidated entities	3,601	2,450	1,233	2,384	(447)	943

Net income (loss)	$144,822	$124,513	$70,609	$90,918	$(84,109)	$(68,406)

Net income (loss) attributable to common shareholders
Basic		$16,298	$(281,427)	$(290,500)	$(184,143)	$(157,205)
Diluted		$16,298	$(281,427)	$(290,500)	$(184,143)	$(157,205)
Weighted average common shares outstanding(1)
Basic		1,633,198	1,677,121	1,663,273	1,858,187	1,919,445
Diluted		1,923,341	1,677,121	1,663,273	1,858,187	1,919,445
Income (loss) per common share from continuing operations(1)
Basic		$11.72	$(166.58)	$(172.97)	$(96.21)	$(84.45)
Diluted		$9.95	$(166.58)	$(172.97)	$(96.21)	$(84.45)
Pro forma net income (loss) per share attributable to common shareholders(2)
Basic		$—	$—
Diluted		$—	$—
Pro forma weighted average common shares outstanding(2)
Basic		—	—
Diluted		—	—

	Twelve Months Ended	Nine Months Ended		Year Ended December 31,
	September 24, 2016	September 24, 2016	September 26, 2015	2015	2014	2013
	(dollars in thousands, except share and per share data)
Other financial data:
Capital expenditures	$87,278	$62,476	$52,885	$77,687	$70,846	$85,689
Depreciation and amortization	102,921	77,518	69,793	95,196	100,026	104,650
Adjusted EBITDA(3)	369,190	291,099	232,895	310,986	229,849	153,210
Adjusted EBITDA margin(3)	10.3%	10.8%	9.4%	9.2%	6.6%	4.4%

Consolidated balance sheet data:
Cash, cash equivalents		$65,357	$79,061	$113,571	$105,542	$37,666
Accounts receivable, net		492,965	408,926	321,079	329,901	357,363
Inventories		361,724	383,847	343,736	359,274	391,450
Total current assets		968,162	936,024	814,418	840,356	828,109
Total assets		2,435,813	2,227,413	2,182,373	2,184,059	2,290,897
Accounts payable		216,844	194,721	166,686	179,652	202,621
Total current liabilities		598,960	554,830	487,445	524,301	593,938
Total debt		1,272,187	1,271,532	1,260,320	806,228	667,152
Redeemable convertible preferred stock		458,236	481,937	481,937	817,121	817,121
Total stockholders’ (deficit) equity		(79,995)	(278,797)	(231,745)	(168,826)	54,444

Statement of cash flows data:
Net cash flow provided by (used in):
Operating activities	$237,791	$110,190	$44,738	$172,339	$21,788	$(49,372)
Investing activities	(217,036)	(141,609)	(83,025)	(158,452)	(56,738)	13,939
Financing activities	(35,212)	(17,426)	16,714	(1,072)	105,617	34,633

	As of
	September 24, 2016
	(dollars in thousands)
	Actual	Pro Forma(4)		Pro Forma As Adjusted(5)
Pro forma consolidated balance sheet data:
Cash, cash equivalents	$65,357	$		$
Accounts receivable, net	492,965
Inventories	361,724
Total current assets	968,162
Total assets	2,435,813
Accounts payable	216,844
Total current liabilities	598,960
Total debt	1,272,187
Liability to Pre-IPO Shareholders	—
Redeemable convertible preferred stock	458,236		—		—
Total stockholders’ deficit	(79,995)

(1)	Does not give effect to the 2016 Dividend Transactions or Share Recapitalization.

(2)	Reflects the 2016 Dividend Transactions and Share Recapitalization. The Tax Receivable Agreement would not have impacted net income (loss) or earnings (loss) for the periods presented and, accordingly, no pro forma adjustment has been made. See Notes and to our financial statements for the year ended December 31, 2015 and Note to our financial statements for the three and nine months ended September 24, 2016 appearing elsewhere in this prospectus for information regarding computation of basic and diluted net income (loss) per share, pro forma basic and diluted net income (loss) per share attributable to common shareholders, and the pro forma weighted average basic and diluted common shares outstanding used in computing the pro forma basic and diluted net income (loss) per share attributable to common shareholders.

(3)	In addition to our consolidated financial statements presented in accordance with GAAP, we use Adjusted EBITDA to measure our financial performance. Adjusted EBITDA is a supplemental non-GAAP financial measure of operating performance and is not based on any standardized methodology prescribed by GAAP. Adjusted EBITDA should not be considered in isolation or as an alternative to net income (loss), cash flows from operating activities, or other measures determined in accordance with GAAP. Also, Adjusted EBITDA is not necessarily comparable to similarly-titled measures presented by other companies. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net revenues.

We define Adjusted EBITDA as net income (loss), as adjusted for the following items: loss from discontinued operations, net of tax; gain (loss) on sale of discontinued operations, net of tax; equity (earnings) loss of non-consolidated entities; income tax; depreciation and amortization; interest expense, net; impairment and restructuring charges; gain on sale of property and equipment; share-based compensation expense; non-cash foreign exchange transaction/translation income (loss); other non-cash items; other items; and costs related to debt restructuring, debt refinancing, and the Onex Investment. Adjusted EBITDA may in the future also be adjusted for payments made or charges incurred pursuant to the Tax Receivable Agreement.

We use this non-GAAP measure in assessing our performance in addition to net income (loss) determined in accordance with GAAP. We believe Adjusted EBITDA is an important measure to be used in evaluating operating performance because it allows management and investors to better evaluate and compare our core operating results from period to period by removing the impact of our capital structure (net interest income or expense from our outstanding debt), asset base (depreciation and amortization), tax consequences, other non-operating items, and share-based compensation. Furthermore, the instruments governing our indebtedness use Adjusted EBITDA to measure our compliance with certain limitations and covenants. We reference this non-GAAP financial measure frequently in our decision-making because it provides supplemental information that facilitates internal comparisons to the historical operating performance of prior periods. In addition, executive incentive compensation is based in part on Adjusted EBITDA, and we base certain of our forward-looking estimates and budgets on Adjusted EBITDA.

We also believe Adjusted EBITDA is a measure widely used by securities analysts and investors to evaluate the financial performance of our company and other companies. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Adjusted EBITDA eliminates the effect of certain items on net income and thus has certain limitations. Some of these limitations are: Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; Adjusted EBITDA does not reflect any income tax payments we are required to make and may not be reduced by any payments we make pursuant to, or charges that are incurred under, the Tax Receivable Agreement; and although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacement. Other companies may calculate Adjusted EBITDA differently, and, therefore, our Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

The following is a reconciliation of our net income (loss), the most directly comparable GAAP financial measure, to Adjusted EBITDA:

	Twelve Months Ended	Nine Months Ended		Year Ended December 31,
	September 24, 2016	September 24, 2016	September 26, 2015	2015	2014	2013
	(dollars in this table and the footnotes below in thousands)

Net income (loss)	$144,822	$124,513	$70,609	$90,918	$(84,109)	$(68,406)
Adjustments:
Loss from discontinued operations, net of tax	3,656	2,845	2,045	2,856	5,387	5,863
Gain on sale of discontinued operations, net of tax	—	—	—	—	—	(10,711)
Equity (earnings) loss of non-consolidated entities	(3,601)	(2,450)	(1,233)	(2,384)	447	(943)
Income tax (benefit) expense	(18,643)	(5,633)	7,575	(5,435)	18,942	1,142
Depreciation and amortization	102,921	77,518	69,793	95,196	100,026	104,650
Interest expense, net	73,808	53,725	40,549	60,632	69,289	71,362
Impairment and restructuring charges(a)	27,178	12,122	15,975	31,031	38,645	44,413
(Gain) loss on sale of property and equipment	(3,759)	(3,270)	73	(416)	(23)	(3,039)
Share-based compensation expense	21,892	14,944	8,672	15,620	7,968	5,665
Non-cash foreign exchange transaction/translation loss (income)	14,080	7,168	(4,215)	2,697	(528)	(4,114)
Other non-cash items(b)	4,117	3,087	111	1,141	2,334	(68)
Other items(c)	2,679	6,519	22,733	18,893	20,278	7,284
Costs relating to debt restructuring, debt refinancing, and the Onex Investment(d)	40	11	208	237	51,193	112

Adjusted EBITDA	$369,190	$291,099	$232,895	$310,986	$229,849	$153,210

(a)	Impairment and restructuring charges consist of (i) impairment and restructuring charges that are included in our consolidated statements of operations plus (ii) additional charges of $12,347, $3,078, $417, $9,687, $257, and $2,409 for the twelve months ended September 24, 2016, nine months ended September 24, 2016 and September 26, 2015, and years ended December 31, 2015, 2014, and 2013, respectively. These additional charges are primarily comprised of non-cash changes in inventory valuation reserves, such as excess and obsolete reserves. For further explanation of impairment and restructuring charges that are included in our consolidated statements of operations, see Note 25—Impairment and Restructuring Charges of Continuing Operations in our financial statements for the year ended December 31, 2015 included elsewhere in this prospectus.

(b)	Other non-cash items include, among other things, (i) $2,550 out-of-period charge for a European warranty liability adjustment for the nine months ended September 24, 2016, (ii) charges of $1,250, $357, $0, $893, $2,496, and $0 for the twelve months ended September 24, 2016, nine months ended September 24, 2016 and September 26, 2015, and years ended December 31, 2015, 2014, and 2013, respectively, relating to (1) the fair value adjustment for inventory acquired as part of the acquisitions referred to in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions” and (2) the impact of a change in how we capitalize overhead expenses in our valuation of inventory.

(c)	Other items include: (i) in the twelve months ended September 24, 2016, (1) $2,449 of professional fees related to the IPO process, (2) $1,833 of recruitment costs related to the recruitment of executive management employees, (3) $1,633 in acquisition costs, (4) $884 of tax consulting costs in Europe, (5) $353 in Dooria plant closure costs, and (6) $263 of pre-acquisition legal costs related to CMI, partially offset by (7) $5,656 of realized gain on foreign exchange hedges related to an intercompany loan; (ii) in the nine months ended September 24, 2016, (1) $2,449 of professional fees related to the IPO process, (2) $1,542 of acquisition costs, (3) $350 in Dooria plant closure costs, (4) $257 in legal costs associated with disposal of non-core properties, and (5) $250 related to a legal settlement accrual for CMI; (iii) in the nine months ended September 26, 2015, (1) $11,696 of stock compensation, including a $11,446 payment to holders of vested options and RSUs in connection with the July 2015 dividend described in “Dividend Policy”, (2) $5,510 related to a UK legal settlement, (3) $1,733 in acquisition costs, (4) $1,422 of legal costs related to non-core property disposal, (5) $861 in production ramp-down costs, and (6) $431 of legal costs related to our ESOP class action matters; (iv) in the year ended December 31, 2015, (1) $11,446 payment to holders of vested options and restricted shares in connection with the July 2015 dividend described in “Dividend Policy”, (2) $5,510 related to a United Kingdom legal settlement, (3) $1,825 in acquisition costs, (4) $1,833 of recruitment costs related to the recruitment of executive management employees, and (5) $1,082 of legal costs related to non-core property disposal, partially offset by (6) $5,678 of realized gain on foreign exchange hedges related to an intercompany loan; (v) in the year ended December 31, 2014, (1) $5,000 legal settlement related to our ESOP, (2) $3,657 of legal costs associated with non-core property disposal, (3) $3,443 production ramp-down costs, (4) $2,769 of consulting fees in Europe, and (5) $1,250 of costs related to a prior acquisition; and (vi) in the year ended December 31, 2013, (1) $2,869 of cash costs related to the delayed opening of our new Louisiana facility, (2) $774 of legal costs associated with non-core property disposal, (3) $582 related to the closure of our Marion, North Carolina facility, and (4) $458 of acquisition-related costs.

(d)	Included in the year ended December 31, 2014 is a loss on debt extinguishment of $51,036 associated with the refinancing of our 12.25% secured notes.

(4)	Reflects the 2016 Dividend Transactions and Share Recapitalization.

(5)	Reflects (a) the 2016 Dividend Transactions, (b) the Share Recapitalization, (c) our entry into the Tax Receivable Agreement, (d) our issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (e) the repayment of approximately $ million of indebtedness outstanding under our Term Loan Facility and ABL Facility with a portion of the net proceeds of this offering. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of our initial public offering that will be determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following factors, as well as other information contained in this prospectus, before deciding to invest in shares of our common stock. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment in our common stock.

Risks Relating to Our Business and Industry

Negative trends in overall business, financial market and economic conditions, and/or activity levels in our end markets may reduce demand for our products, which could have a material adverse effect on our business, financial condition, and results of operations.

Negative trends in overall business, financial market, and economic conditions globally or in the regions where we operate may reduce demand for our doors and windows, which is tied to activity levels in the R&R and new residential and non-residential construction end markets. In particular, the following factors may have a direct impact on our business in the regions where our products are marketed and sold:

•	the strength of the economy;

•	employment rates and consumer confidence and spending rates;

•	the availability and cost of credit;

•	the amount and type of residential and non-residential construction;

•	housing sales and home values;

•	the age of existing home stock, home vacancy rates, and foreclosures;

•	interest rate fluctuations for our customers and consumers;

•	volatility in both the debt and equity capital markets;

•	increases in the cost of raw materials or any shortage in supplies or labor;

•	the effects of governmental regulation and initiatives to manage economic conditions;

•	geographical shifts in population and other changes in demographics; and

•	changes in weather patterns.

The global economy recently endured a significant and prolonged recession that had a substantial negative effect on sales across our end markets. In particular, beginning in mid-2006 and continuing through late-2011, the U.S. residential and non-residential construction industry experienced one of the most severe downturns of the last 40 years. While cyclicality in our new residential and non-residential construction end markets is moderated to a certain extent by R&R activity, much R&R spending is discretionary and can be deferred or postponed entirely when economic conditions are poor. We experienced sales declines in all of our end markets during this recent economic downturn.

Although conditions in the United States have improved in recent years, there can be no assurance that this improvement will be sustained in the near or long-term. Moreover, uncertain economic conditions continue in our Australasia segment and certain jurisdictions in our Europe segment. Negative business, financial market, and economic conditions globally or in the regions where we operate may materially and adversely affect demand for our products, and our business, financial condition, and results of operations could be materially negatively impacted as a result.

We operate in a highly competitive business environment. Failure to compete effectively could cause us to lose market share and/or force us to reduce the prices we charge for our products. This competition could have a material adverse effect on our business, financial condition, and results of operations.

We operate in a highly competitive business environment. Some of our competitors may have greater financial, marketing, and distribution resources and may develop stronger relationships with customers in the markets where we sell our products. Some of our competitors may be less leveraged than we are, providing them with more flexibility to invest in new facilities and processes and also making them better able to withstand adverse economic or industry conditions.

In addition, some of our competitors, regardless of their size or resources, may choose to compete in the marketplace by adopting more aggressive sales policies, including price cuts, or by devoting greater resources to the development, promotion, and sale of their products. This could result in our losing customers and/or market share to these competitors or being forced to reduce the prices at which we sell our products to remain competitive.

As a result of competitive bidding processes, we may have to provide pricing concessions to our significant customers in order for us to keep their business. Reduced pricing would result in lower product margins on sales to those customers. There is no guarantee that a reduction in prices would be offset by sufficient gains in market share and sales volume to those customers.

The loss of, or a reduction in orders from, any significant customers, or decreased pricing of our products, could have a material adverse effect on our business, financial condition, and results of operations.

We may not identify or effectively respond to consumer needs, expectations, or trends in a timely fashion, which could adversely affect our relationship with customers, our reputation, the demand for our brands, products, and services, and our market share.

The quantity, type, and prices of products demanded by consumers and our customers have shifted over time. For example, demand has increased for multi-family housing units such as apartments and condominiums, which typically require fewer of our products, and we are experiencing growth in certain channels for products with lower price points. In certain cases, these shifts have negatively impacted our sales and/or our profitability. Also, we must continually anticipate and adapt to the increasing use of technology by our customers. Recent years have seen shifts in consumer preferences and purchasing practices and changes in the business models and strategies of our customers. Consumers are increasingly using the internet and mobile technology to research home improvement products and to inform and provide feedback on their purchasing and ownership experience for these products. Trends towards online purchases could impact our ability to compete as we currently sell a significant portion of our products through retail home centers, wholesale distributors, and building products dealers.

Accordingly, the success of our business depends in part on our ability to maintain strong brands, and identify and respond promptly to evolving trends in demographics, consumer preferences, and expectations and needs, while also managing inventory levels. It is difficult to successfully predict the products and services our customers will demand. Even if we are successful in anticipating consumer preferences, our ability to adequately react to and address those preferences will in part depend upon our continued ability to develop and introduce innovative, high-quality products and acquire or develop the intellectual property necessary to develop new products or improve our existing products. There can be no assurance that the products we develop, even those to which we devote substantial resources, will be successful. While we continue to invest in innovation, brand building, and brand awareness, and intend to increase our investments in these areas in the future, these initiatives may not be successful. Failure to anticipate and successfully react to changing consumer preferences could have a material adverse effect on our business, financial condition, and results of operations.

In addition, our competitors could introduce new or improved products that would replace or reduce demand for our products, or create new proprietary designs and/or changes in manufacturing technologies that may render our products obsolete or too expensive for efficient competition in the marketplace. Our failure to competitively respond to changing consumer and customer trends, demands, and preferences could cause us to lose market share, which could have a material adverse effect on our business, financial condition, and results of operations.

Failure to maintain the performance, reliability, quality, and service standards required by our customers, or to timely deliver our products, could have a material adverse effect on our business, financial condition, and results of operations.

If our products have performance, reliability, or quality problems, our reputation and brand equity, which we believe is a substantial competitive advantage, could be materially adversely affected. We may also experience increased and unanticipated warranty and service expenses. Furthermore, we manufacture a significant portion of our products based on the specific requirements of our customers, and delays in providing our customers the products and services they specify on a timely basis could result in reduced or canceled orders and delays in the collection of accounts receivable. Additionally, claims from our customers, with or without merit, could result in costly and time-consuming litigation that could require significant time and attention of management and involve significant monetary damages that could have a material adverse effect on our business, financial condition, and results of operations.

We are in the early stages of implementing strategic initiatives, including JEM. If we fail to implement these initiatives as expected, our business, financial condition, and results of operations could be adversely affected.

Our future financial performance depends in part on our management’s ability to successfully implement our strategic initiatives, including JEM. We have implemented many of these initiatives in North America and are beginning to implement them in Europe and Australasia. We cannot assure you that we will be able to continue to successfully implement these initiatives and related strategies throughout the geographic regions in which we operate or be able to continue improving our operating results. Similarly, these initiatives, even if implemented in all of our geographic regions, may not produce similar results. Any failure to successfully implement these initiatives and related strategies could adversely affect our business, financial condition, and results of operations. We may, in addition, decide to alter or discontinue certain aspects of our business strategy at any time.

We may make acquisitions or investments in other businesses which may involve risks or may not be successful.

Generally, we seek to acquire businesses that broaden our existing product lines and service offerings or expand our geographic reach. There can be no assurance that we will be able to identify suitable acquisition candidates or that our acquisitions or investments in other businesses will be successful. These acquisitions or investments in other businesses may also involve risks, many of which may be unpredictable and beyond our control, and which may have a material adverse effect on our business, financial condition, and results of operations, including risks related to:

•	the nature of the acquired company’s business;

•	any acquired business performing worse than anticipated;

•	the potential loss of key employees of the acquired company;

•	any damage to our reputation as a result of performance or customer satisfaction problems relating to an acquired business;

•	the failure of our due diligence procedures to detect material issues related to the acquired business, including exposure to legal claims for activities of the acquired business prior to the acquisition;

•	unexpected liabilities resulting from the acquisition for which we may not be adequately indemnified;

•	our inability to enforce indemnification and non-compete agreements;

•	the integration of the personnel, operations, technologies, and products of the acquired business, and establishment of internal controls, including the implementation of our enterprise resource planning system, into the acquired company’s operations;

•	our failure to achieve projected synergies or cost savings;

•	our inability to establish uniform standards, controls, procedures, and policies;

•	the diversion of management attention and financial resources; and

•	any unforeseen management and operational difficulties, particularly if we acquire assets or businesses in new foreign jurisdictions where we have little or no operational experience.

Our inability to achieve the anticipated benefits of acquisitions and other investments could materially and adversely affect our business, financial condition, and results of operations.

In addition, the means by which we finance an acquisition may have a material adverse effect on our business, financial condition, and results of operations, including changes to our equity, debt, and liquidity position. If we issue convertible preferred or common stock to pay for an acquisition, the ownership percentage of our existing shareholders may be diluted. Using our existing cash may reduce our liquidity. Incurring additional debt to fund an acquisition may result in higher debt service and a requirement to comply with additional financial and other covenants, including potential restrictions on future acquisitions and distributions.

A decline in our relationships with our key customers or the amount of products they purchase from us, or a decline in our key customers’ economic condition, could have a material adverse effect on our business, financial condition, and results of operations.

Our business depends on our relationships with our key customers, which consist mainly of wholesale distributors and retail home centers. Our top ten customers together accounted for approximately 44% of our revenues in the year ended December 31, 2015, and our largest customer, The Home Depot, accounted for approximately 19% of our revenues in the year ended December 31, 2015. Although we have established and maintain significant long-term relationships with our key customers, we cannot assure you that all of these relationships will continue or will not diminish. We generally do not enter into long-term contracts with our customers and they generally do not have an obligation to purchase products from us. Accordingly, sales from customers that have accounted for a significant portion of our sales in past periods, individually or as a group, may not continue in future periods, or if continued, may not reach or exceed historical levels in any period. For example, our large customers perform periodic line reviews to assess their product offering, which have, on past occasions, led to loss of business and pricing pressures, and some of our large customers may experience economic difficulties or otherwise default on their obligations to us. Furthermore, our pricing optimization strategy, which requires maintaining pricing discipline in order to improve profit margins, may lead to the loss of certain customers, including key customers, who do not agree to our pricing terms. The loss of, or a diminution in, our relationship with any of our largest customers could lower our sales volumes, which could increase our costs and lower our profitability. This could have a material adverse effect on our business, financial condition, and results of operations.

Certain of our customers may expand through consolidation and internal growth, which may increase their buying power. The increased size of our customers could have a material adverse effect our business, financial condition, and results of operations.

Certain of our important customers are large companies with significant buying power, and our customers may expand through consolidation or internal growth. Consolidation could decrease the number of potential significant customers for our products and increase our reliance on key customers. Further, the increased size of our customers could result in our customers seeking more favorable terms, including pricing, for the products that they purchase from us. Accordingly, the increased size of our customers may further limit our ability to maintain or raise prices in the future. This could have a material adverse effect our business, financial condition, and results of operations.

We are subject to the credit risk of our customers.

We are subject to the credit risk of our customers because we provide credit to our customers in the normal course of business. All of our customers are sensitive to economic changes and to the cyclical nature of the building industry. Especially during protracted or severe economic declines and cyclical downturns in the building industry, our customers may be unable to perform on their payment obligations, including their debts to us. Any failure by our customers to meet their obligations to us may have a material adverse effect on our business, financial condition, and results of operations. In addition, we may incur increased expenses related to collections in the future if we find it necessary to take legal action to enforce the contractual obligations of a significant number of our customers.

Increases in interest rates used to finance home construction and improvements, such as mortgage and credit card interest rates, and the reduced availability of financing for the purchase of new homes and home construction and improvements, could have a material adverse impact on our business, financial condition, and results of operations.

Our performance depends in part upon consumers having the ability to access third-party financing for the purchase of new homes and buildings and R&R of existing homes and other buildings. The ability of consumers to finance these purchases is affected by the interest rates available for home mortgages, credit card debt, lines of credit, and other sources of third-party financing. Currently, interest rates in the majority of the regions where we market and sell our products are near historic lows and will likely increase in the future. The U.S. Federal Reserve Board of Governors raised the federal fund rate in December 2015 for the first time in seven years and is expected to continue to raise the federal fund rate over time. An increase in the federal fund rate could cause an increase in future interest rates applicable to mortgages, credit card debt, and other sources of third-party financing. If interest rates increase and, consequently, the ability of prospective buyers to finance purchases of new homes or home improvement products is adversely affected, our business, financial condition, and results of operations may be materially and adversely affected.

In addition to increased interest rates, the ability of consumers to procure third-party financing is impacted by such factors as new and existing home prices, high unemployment levels, high mortgage delinquency and foreclosure rates, and lower housing turnover. Adverse developments affecting any of these factors could result in the imposition of more restrictive lending standards by financial institutions and reduce the ability of some consumers to finance home purchases or R&R expenditures.

Prices of the raw materials we use to manufacture our products are subject to fluctuations, and we may be unable to pass along to our customers the effects of any price increases.

We use wood, glass, vinyl and other plastics, fiberglass and other composites, aluminum, steel and other metals, as well as hardware and other components to manufacture our products. Materials represented approximately 53% of our cost of sales in the year ended December 31, 2015. Prices for our materials fluctuate for a variety of reasons beyond our control, many of which cannot be anticipated with any degree of reliability. Our most significant raw materials include vinyl extrusions, glass, and aluminum, each of which has been subject to periods of rapid and significant fluctuations in price. The reasons for these fluctuations include, among other things, variable worldwide supply and demand across different industries, speculation in commodities futures, general economic or environmental conditions, labor costs, competition, import duties, tariffs, worldwide currency fluctuations, freight, regulatory costs, and product and process evolutions that impact demand for the same materials.

For example, an increase in oil prices may affect the direct cost of materials derived from petroleum, most particularly vinyl. As another example, many consumers demand certified sustainably harvested wood products as concerns about deforestation have become more prevalent. Certified sustainably harvested wood historically has not been as widely available as non-certified wood, which results in higher prices for sustainably harvested wood. As more consumers demand certified sustainably harvested wood, the price of such wood may increase due to limited supply.

We have short-term supply contracts with certain of our largest suppliers that limit our exposure to short-term fluctuations in prices of our materials, but we are susceptible to longer-term fluctuations in prices. We generally do not hedge against commodity price fluctuations. Significant increases in the prices of raw materials for finished goods, including as a result of significant or protracted material shortages, may be difficult to pass through to customers and may negatively impact our profitability and net revenues. We may attempt to modify products that use certain raw materials, but these changes may not be successful.

Our business may be affected by delays or interruptions in the delivery of raw materials, finished goods, and certain component parts. A supply shortage or delivery chain interruption could have a material adverse effect on our business, financial condition, and results of operations.

We rely upon regular deliveries of raw materials, finished goods, and certain component parts. For certain raw materials that are used in our products, we depend on a single or limited number of suppliers for our materials, and we typically do not have long-term contracts with our suppliers. If we are not able to accurately forecast our supply needs, the limited number of suppliers may make it difficult to quickly obtain additional raw materials to respond to shifting or increased demand. In addition, a supply shortage could occur as a result of unanticipated increases in market demand, difficulties in production or delivery, financial difficulties, or catastrophic events in the supply chain. Furthermore, because our products and the components of some of our products are subject to regulation, changes to these regulations could cause delays in delivery of raw materials, finished goods, and certain component parts.

Until we can make acceptable arrangements with alternate suppliers, any interruption or disruption could impact our ability to ship orders on time and could idle some of our manufacturing capability for those products. This could result in a loss of revenues, reduced margins, and damage to our relationships with customers, which could have a material adverse effect on our business, financial condition, and results of operations.

Our business is seasonal and revenue and profit can vary significantly throughout the year, which may adversely impact the timing of our cash flows and limit our liquidity at certain times of the year.

Our business is seasonal, and our net revenues and operating results vary significantly from quarter to quarter based upon the timing of the building season in our markets. Our sales typically follow seasonal new construction and R&R industry patterns. The peak season for home construction and R&R activity in the majority of the geographies where we market and sell our products generally corresponds with the second and third calendar quarters, and therefore our sales volume is typically higher during those quarters. Our first and fourth quarter sales volumes are generally lower due to reduced R&R and new construction activity as a result of less favorable climate conditions in the majority of our geographic end markets. Failure to effectively manage our inventory in anticipation of or in response to seasonal fluctuations could negatively impact our liquidity profile during certain seasonal periods.

Changes in weather patterns, including as a result of global climate change, could significantly affect our financial results or financial condition.

Weather patterns may affect our operating results and our ability to maintain our sales volume throughout the year. Because our customers depend on suitable weather to engage in construction projects, increased frequency or duration of extreme weather conditions could have a material adverse effect on our financial results or financial condition. For example, unseasonably cool weather or extraordinary amounts of rainfall may decrease construction activity, thereby decreasing our sales. Also, we cannot predict the effects that global climate change may have on our business. In addition to changes in weather patterns, it might, for example, reduce the demand for construction, destroy forests (increasing the cost and reducing the availability of wood products used in construction), and increase the cost and reduce the availability of raw materials and energy. New laws and regulations related to global climate change may also increase our expenses or reduce our sales.

We are exposed to political, economic, and other risks that arise from operating a multinational business.

We have operations in North America, South America, Europe, Australia, and Asia. In the year ended December 31, 2015, our North America segment accounted for approximately 60% of net revenues, our Europe segment accounted for approximately 29% of net revenues, and our Australasia segment accounted for approximately 11% of our net revenues. Further, certain of our businesses obtain raw materials and finished goods from foreign suppliers. Accordingly, our business is subject to political, economic, and other risks that are inherent in operating in numerous countries.

These risks include:

•	the difficulty of enforcing agreements and collecting receivables through foreign legal systems;

•	trade protection measures and import or export licensing requirements;

•	the imposition of tariffs or other restrictions;

•	required compliance with a variety of foreign laws and regulations, including the application of foreign labor regulations;

•	tax rates in foreign countries and the imposition of withholding requirements on foreign earnings;

•	difficulty in staffing and managing widespread operations; and

•	changes in general economic and political conditions in countries where we operate, including as a result of the impact of the proposed exit of the United Kingdom from the European Union.

Our business success depends in part on our ability to anticipate and effectively manage these and other risks. We cannot assure you that these and other factors will not have a material adverse effect on our international operations or ultimately on our global business, financial condition, and results of operations.

The vote by the United Kingdom mandating its withdrawal from the European Union could have a material adverse effect on our business, financial condition, and results of operations.

The recent referendum vote by the United Kingdom to exit the European Union, or “Brexit,” has created significant volatility in the global financial markets. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last up to two years after the government of the United Kingdom formally initiates a withdrawal process. The effects of the United Kingdom’s withdrawal from the European Union on the global economy, and on our business in particular, will depend on agreements the United Kingdom makes to retain access to European Union markets both during a transitional period and more permanently. Brexit could impair the ability of our operations in the European Union to transact business in the future in the United Kingdom, as well as the ability of our U.K. operations to transact business in the future in the European Union. If the United Kingdom and the European Union are unable to negotiate acceptable withdrawal terms or if other European Union member states pursue withdrawal, barrier-free access between the United Kingdom and other European Union member states or among the European Economic Area overall could be diminished or eliminated.

Brexit is likely to continue to adversely affect European and worldwide economic conditions, and may contribute to greater instability in the global financial markets. Among other things, Brexit could reduce consumer spending in the United Kingdom and the European Union, which could result in decreased demand for our products. Similarly, housing sales and home values in the United Kingdom and in the European Union could be negatively impacted and Brexit could also influence foreign currency exchange rates. For the year ended December 31, 2015, we derived 5% of our net revenues from our operations in the United Kingdom, and we have moved our European headquarters to the United Kingdom. As a result, the effects of Brexit could inhibit the growth of our business and have a material adverse effect on our business, financial condition, and results of operations.

Exchange rate fluctuations may impact our business, financial condition, and results of operations.

Our operations expose us to both transaction and translation exchange rate risks. In the year ended December 31, 2015, 49% of our net revenues came from sales outside of the United States, and we anticipate that our operations outside of the United States will continue to represent a significant portion of our net revenues for the foreseeable future. In addition, the nature of our operations often requires that we incur expenses in currencies other than those in which we earn revenue. Because of the mismatch between revenues and expenses, we are exposed to significant currency exchange rate risk and we may not be successful in achieving balances in currencies throughout our operations. In addition, if the effective price of our products were to increase as a result of fluctuations in foreign currency exchange rates, demand for our products could decline, which could adversely affect our business, financial condition, and results of operations. Also, because our financial statements are presented in U.S. dollars, we must translate the financial statements of our foreign subsidiaries and affiliates into U.S. dollars at exchange rates in effect during or at the end of each reporting period, and increases or decreases in the value of the U.S. dollar against other major currencies will affect our reported financial results, including the amount of our outstanding indebtedness. Unfavorable exchange rates had a negative impact of 8% on our consolidated net revenues in the year ended December 31, 2015 as compared to the year ended December 31, 2014. We cannot assure you that fluctuations in foreign currency exchange rates, particularly the strengthening of the U.S. dollar against major currencies, such as the Euro, the Australian dollar, the Canadian dollar, or the currencies of large developing countries, would not materially adversely affect our business, financial condition, and results of operations.

A disruption in our operations due to natural disasters or acts of war could have a material adverse effect on our business, financial condition, and results of operations.

We operate facilities worldwide. Many of our facilities are located in areas that are vulnerable to hurricanes, earthquakes, and other natural disasters. In the event that a hurricane, earthquake, natural disaster, fire, or other catastrophic event were to interrupt our operations for any extended period of time, it could delay shipment of merchandise to our customers, damage our reputation, or otherwise have a material adverse effect on our business, financial condition, and results of operations.

In addition, our operations may be interrupted by terrorist attacks or other acts of violence or war. These attacks may directly impact our suppliers’ or customers’ physical facilities. Furthermore, these attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately have a material adverse effect our business, financial condition, and results of operations. The United States has entered into armed conflicts, which could have an impact on our sales and our ability to deliver product to our customers. Political and economic instability in some regions of the world may also negatively impact the global economy and, therefore, our business. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or your investment. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the worldwide financial markets. They could also result in economic recessions. Any of these occurrences could have a material adverse effect on our business, financial condition, and results of operations.

Manufacturing realignments and cost savings programs may result in a decrease in our short-term earnings.

We continually review our manufacturing operations. Effects of periodic manufacturing realignments and cost savings programs have in the past and could in the future result in a decrease in our short-term earnings until the expected results are achieved. Such programs may include the consolidation, integration, and upgrading of facilities, functions, systems, and procedures. Such programs involve substantial planning, often require capital investments, and may result in charges for fixed asset impairments or obsolescence and substantial severance costs. We also cannot assure you we will achieve all of our cost savings. Our ability to achieve cost savings and other benefits within expected time frames is subject to many estimates and assumptions. These estimates and assumptions are subject to significant economic, competitive, and other uncertainties, some of which are beyond our control. If these estimates and assumptions are incorrect, if we experience delays, or if other unforeseen events occur, our business, financial condition, and results of operations could be materially and adversely affected.

We are highly dependent on information technology, the disruption of which could significantly impede our ability to do business.

Our operations depend on our network of information technology systems, which are vulnerable to damage from hardware failure, fire, power loss, telecommunications failure, and impacts of terrorism, natural disasters, or other disasters. We rely on our information technology systems to accurately maintain books and records, record transactions, provide information to management and prepare our financial statements. We may not have sufficient redundant operations to cover a loss or failure in a timely manner. Any damage to our information technology systems could cause interruptions to our operations that materially adversely affect our ability to meet customers’ requirements, resulting in an adverse impact to our business, financial condition, and results of operations. Periodically, these systems need to be expanded, updated, or upgraded as our business needs change. We may not be able to successfully implement changes in our information technology systems without experiencing difficulties, which could require significant financial and human resources. Moreover, our increasing dependence on technology may exacerbate this risk.

We anticipate implementing a new Enterprise Resource Planning system in the future as part of our ongoing technology and process improvements. If this new system proves ineffective, we may be unable to timely or accurately prepare financial reports, make payments to our suppliers and employees, or invoice and collect from our customers.

We anticipate implementing a new Enterprise Resource Planning, or “ERP”, system in the future as part of our ongoing technology and process improvements. This ERP system will provide a standardized method of accounting for, among other things, order entry and inventory and should enhance our ability to implement our strategic initiatives. Any delay in the implementation, or disruption in the upgrade, of this system could adversely affect our ability to timely and accurately report financial information, including the filing of our quarterly or annual reports with the SEC. Such delay or disruption could also impact our ability to timely or accurately make payments to our suppliers and employees, and could also inhibit our ability to invoice and collect from our customers. Data integrity problems or other issues may be discovered which, if not corrected, could impact our business or financial results. In addition, we may experience periodic or prolonged disruption of our financial functions arising out of this conversion, general use of such systems, other periodic upgrades or updates, or other external factors that are outside of our control. If we encounter unforeseen problems with our financial system or related systems and infrastructure, our business, operations, and financial systems could be adversely affected. We may also need to implement additional systems or transition to other new systems that require further expenditures in order to function effectively as a public company. There can be no assurance that our implementation of additional systems or transition to new systems will be successful, or that such implementation or transition will not present unforeseen costs or demands on our management.

Our systems and IT infrastructure may be subject to security breaches and other cyber security incidents.

We rely on the accuracy, capacity, and security of our IT systems, some of which are managed or hosted by third parties, and the sale of our products may involve the transmission and/or storage of data, including in certain instances customers’ business and personally identifiable information. Maintaining the security of computers, computer networks, and data storage resources is a critical issue for us and our customers, as security breaches could result in vulnerabilities and loss of and/or unauthorized access to confidential information. We may face attempts by experienced hackers, cybercriminals, or others with authorized access to our systems to misappropriate our proprietary information and technology, interrupt our business, and/or gain unauthorized access to confidential information. The reliability and security of our information technology infrastructure and software, and our ability to expand and continually update technologies in response to our changing needs is critical to our business. To the extent that any disruptions or security breaches result in a loss or damage to our data, it could cause harm to our reputation or brand. This could lead some customers to stop purchasing our products and reduce or delay future purchases of our products or use competing products. In addition, we could face enforcement actions by U.S. states, the U.S. federal government, or foreign governments, which could result in fines, penalties, and/or other liabilities and which may cause us to incur legal fees and costs, and/or additional costs associated with responding to the cyberattack. Increased regulation regarding cyber security may increase our costs of compliance, including fines and penalties, as well as costs of cyber security audits. Any of these actions could materially adversely impact our business and results of operations. We do not currently have a specific insurance policy insuring us against losses caused by a cyberattack, however we are considering purchasing such a policy in the future.

We have invested in industry-appropriate protections and monitoring practices for our data and information technology to reduce these risks and continue to monitor our systems on an ongoing basis for any current or potential threats. While we have not experienced any material breaches in security in our recent history, there can be no assurance that our efforts will prevent breakdowns or breaches to databases or systems that could have a material adverse effect on our business, financial condition, and results of operations.

Increases in labor costs, potential labor disputes, and work stoppages at our facilities or the facilities of our suppliers could have a material adverse effect on our business, financial condition, and results of operations.

Our financial performance is affected by the availability of qualified personnel and the cost of labor. As of September 24, 2016, we had approximately 20,800 employees worldwide, including approximately 10,930 employees in the United States and Canada. Approximately 1,100, or 10%, of our employees in the United States and Canada are unionized workers, and the majority of our workforce in other countries belong to work councils or are otherwise subject to labor agreements. United States and Canadian employees represented by these unions are subject to collective bargaining agreements that are subject to periodic negotiation and renewal. If we are unable to enter into new, satisfactory labor agreements with our unionized employees upon expiration of their agreements, we could experience a significant disruption of our operations, which could cause us to be unable to deliver products to customers on a timely basis. Such disruptions could result in a loss of business and an increase in our operating expenses, which could reduce our net revenues and profit margins. In addition, our non-unionized labor force may become subject to labor union organizing efforts, which could cause us to incur additional labor costs and increase the related risks that we now face.

We believe many of our direct and indirect suppliers also have unionized workforces. Strikes, work stoppages, or slowdowns experienced by suppliers could result in slowdowns or closures of facilities where components of our products are manufactured or delivered. Any interruption in the production or delivery of these components could reduce sales, increase costs, and have a material adverse effect on us.

Changes in building codes and standards (including ENERGY STAR standards) could increase the cost of our products, lower the demand for our windows and doors, or otherwise adversely affect our business.

Our products and markets are subject to extensive and complex local, state, federal, and foreign statutes, ordinances, rules, and regulations. These mandates, including building design and safety and construction standards and zoning requirements, affect the cost, selection, and quality requirements of building components like windows and doors.

These statutes, ordinances, rules, and regulations often provide broad discretion to governmental authorities as to the types and quality specifications of products used in new residential and non-residential construction and home renovations and improvement projects, and different governmental authorities can impose different standards. Compliance with these standards and changes in such statutes, ordinances, rules, and regulations may increase the costs of manufacturing our products or may reduce the demand for certain of our products in the affected geographical areas or product markets. Conversely, a decrease in product safety standards could reduce demand for our more modern products if less expensive alternatives that did not meet higher standards became available for use in that market. All or any of these changes could have a material adverse effect on our business, financial condition, and results of operations.

In addition, in order for our products to obtain the “ENERGY STAR” label, they must meet certain requirements set by the U.S. Environmental Protection Agency, or “EPA”. Changes in the energy efficiency requirements established by the EPA for the ENERGY STAR label could increase our costs, and a lapse in our ability to label our products as such or to comply with the new standards, may have a material adverse effect on our business, financial condition, and results of operations.

Domestic and foreign governmental regulations applicable to general business operations could increase the costs of operating our business and adversely affect our business.

We are subject to a variety of regulations from U.S. federal, state, and local governments, as well as foreign governmental authorities, relating to wage requirements, employee benefits, and other workplace matters. Changes in local minimum or living wage requirements, rights of employees to unionize, healthcare regulations, and other requirements relating to employee benefits could increase our labor costs, which would in turn increase our cost of doing business. In addition, our international operations are subject to laws applicable to foreign operations, trade protection measures, foreign labor relations, differing intellectual property rights, other legal and regulatory constraints, and currency regulations of the countries or regions in which we currently operate or where we may operate in the future. These factors may restrict the sales of, or increase costs of, manufacturing and selling our products.

We may be subject to significant compliance costs as well as liabilities under environmental, health, and safety laws and regulations.

Our past and present operations, assets, and products are subject to extensive environmental laws and regulations at the federal, state, and local level worldwide. These laws regulate, among other things, air emissions, the discharge or release of materials into the environment, the handling and disposal of wastes, remediation of contaminated sites, worker health and safety, and the impact of products on human health and safety and the environment. Under certain of these laws, liability for contaminated property may be imposed on current or former owners or operators of the property or on parties that generated or arranged for waste sent to the property for disposal. Liability under these laws may be joint and several and may be imposed without regard to fault or the legality of the activity giving rise to the contamination. Notwithstanding our compliance efforts we may still face material liability, limitations on our operations, fines, or penalties for violations of environmental, health, and safety laws and regulations, including releases of regulated materials and contamination by us or previous occupants at our current or former properties or at offsite disposal locations we use.

The applicable environmental, health, and safety laws and regulations, and any changes to them or in their enforcement, may require us to make material expenditures with respect to ongoing compliance with or remediation under these laws and regulations or require that we modify our products or processes in a manner that increases our costs and/or reduces our profitability. For example, additional pollution control equipment, process changes, or other environmental control measures may be needed at some of our facilities to meet future requirements. In addition, discovery of currently unknown or unanticipated soil or groundwater conditions at our properties could result in significant liabilities and costs. Accordingly, we are unable to predict the exact future costs of compliance with or liability under environmental, health, and safety laws and regulations.

We may be subject to significant compliance costs with respect to legislative and regulatory proposals to restrict emissions of greenhouse gasses, or “GHGs”.

Various legislative, regulatory, and inter-governmental proposals to restrict emissions of greenhouse gasses, or GHGs, such as CO2, are under consideration in governmental legislative bodies and regulators in the jurisdictions where we operate. In particular, the EPA has proposed regulations to reduce GHG emissions from new and existing power plants. These regulations, commonly referred to as the Clean Power Plan, require states to develop strategies to reduce GHG emissions within the states that may include reductions at other sources in addition to electric utilities. Some of our manufacturing facilities operate boilers or other process equipment that emit GHGs. In addition, many nations, including jurisdictions in which we operate, have committed to limiting emissions of GHGs worldwide, most recently through an agreement reached in Paris in December 2015 at the 21st Conference of the Parties to the United Nations Framework Convention on Climate Change. The Paris agreement sets out a new process for achieving global GHG reductions. Such regulatory and global initiatives may require us to modify our operating procedures or production levels, incur capital expenditures, change fuel sources, or take other actions that may adversely affect our financial results. However, given the high degree of uncertainty about the ultimate parameters of any such regulatory or global initiative, and because proposals like the Clean Power Plan are currently subject to legal challenges, we cannot predict at this time the ultimate impact of such initiatives on our operations or financial results.

A significant portion of our GHG emissions are from biomass-fired boilers. Biogenic CO2 is generally considered carbon neutral. In November 2014, the EPA released its Framework for Assessing Biogenic CO2 Emissions From Stationary Sources along with an accompanying memo that generally supports carbon neutrality for biomass combustion, but left open the possibility that it may not always be characterized as carbon neutral. This action leaves considerable uncertainty as to the future regulatory treatment of biogenic CO2 and the treatment of such GHG in the states in which we operate. The proposed Clean Power Plan also allows states to determine how biogenic CO2 will be characterized, so we could see state-to-state differences.

Certain of our purchased raw materials, including vinyl and resins derived from petroleum products, are also subject to significant regulation regarding production, processing, and sales. Increasing regulations to reduce GHG emissions are expected to increase energy costs, increase price volatility for petroleum, and reduce petroleum production levels, which in turn could impact the prices of those raw materials. In addition, laws and regulations relating to forestry practices limit the volume and manner of harvesting timber to mitigate environmental impacts such as deforestation, soil erosion, damage to riparian areas, and greenhouse gas levels. The extent of these regulations and related compliance costs has grown in recent years and will increase our materials costs and may increase other aspects of our production costs.

Changes to legislative and regulatory policies that currently promote home ownership may have a material adverse effect on our business, financial condition, and results of operations.

Our markets are also affected by legislative and regulatory policies, such as U.S. tax rules allowing for deductions of mortgage interest and the mandate of government-sponsored entities like Freddie Mac and Fannie Mae to promote home ownership through mortgage guarantees on certain types of home loans. In the United States, as part of a housing reform initiative, proposals have been made at the federal government level to reduce or abolish certain tax benefits relating to home ownership and to dismantle government-sponsored mortgage insurance agencies. Any change to those policies may adversely impact demand for our products and have a material adverse effect on our business, financial condition, and results of operations.

Lack of transparency, threat of fraud, public sector corruption, and other forms of criminal activity involving government officials increases the risk of potential liability under anti-bribery or anti-fraud legislation, including the United States Foreign Corrupt Practices Act, the U.K. Bribery Act, and similar laws and regulations.

We operate manufacturing facilities in 19 countries and sell our products in approximately 82 countries around the world. As a result of these international operations, we may enter from time to time into negotiations and contractual arrangements with parties affiliated with foreign governments and their officials in the ordinary course of business. In connection with these activities, we may be subject to anti-corruption laws in various jurisdictions, including the United States Foreign Corrupt Practices Act, or the FCPA, the U.K. Bribery Act and

other anti-bribery laws applicable to jurisdictions where we do business that prohibit improper payments or offers of payments to foreign governments and their officials and political parties for the purpose of obtaining or retaining business, or otherwise receiving discretionary favorable treatment of any kind, and require the maintenance of internal controls to prevent such payments. In particular, we may be held liable for actions taken by agents in foreign countries where we operate, even though such parties are not always subject to our control. We have established anti-bribery policies and procedures and offer several channels for raising concerns in an effort to comply with the laws and regulations applicable to us. However, there can be no assurance that our policies and procedures will effectively prevent us from violating these laws and regulations in every transaction in which we may engage. Any determination that we have violated the FCPA or other anti-bribery laws (whether directly or through acts of others, intentionally or through inadvertence) could result in sanctions that could have a material adverse effect on our business, financial condition, and results of operations.

As we continue to expand our business globally, including through foreign acquisitions, we may have difficulty anticipating and effectively managing these and other risks that our international operations may face, which may adversely impact our business outside of the United States and our financial condition and results of operations. In addition, any acquisition of businesses with operations outside of the United States may exacerbate this risk.

We may be the subject of product liability claims or product recalls and we may not accurately estimate costs related to warranty claims. Expenses associated with product liability claims and lawsuits and related negative publicity or warranty claims in excess of our reserves could have a material adverse effect on our business, financial condition, and results of operations.

Our products are used in a wide variety of residential, non-residential, and architectural applications. We face the risk of exposure to product liability or other claims, including class action lawsuits, in the event our products are alleged to be defective or have resulted in harm to others or to property. We may in the future incur liability if product liability lawsuits against us are successful. Moreover, any such lawsuits, whether or not successful, could result in adverse publicity to us, which could cause our sales to decline materially. In addition, it may be necessary for us to recall defective products, which would also result in adverse publicity, as well as resulting in costs connected to the recall and loss of sales. We maintain insurance coverage to protect us against product liability claims, but that coverage may not be adequate to cover all claims that may arise or we may not be able to maintain adequate insurance coverage in the future at an acceptable cost. Any liability not covered by insurance could have a material adverse effect on our business, financial condition, and results of operations.

In addition, consistent with industry practice, we provide warranties on many of our products and we may experience costs associated with warranty claims if our products have defects in manufacture or design or they do not meet contractual specifications. We estimate our future warranty costs based on historical trends and product sales, but we may fail to accurately estimate those costs and thereby fail to establish adequate warranty reserves for them. If warranty claims exceed our estimates, it may have a material adverse effect on our business, financial condition, and results of operations.

We may be unable to protect our intellectual property, and we may face claims of intellectual property infringement.

We rely on a combination of patent, copyright, trademark, and trade secret laws, as well as confidentiality agreements and other contractual commitments, to protect our intellectual property rights. However, these measures may not be adequate or sufficient. In addition, our competitors may develop similar technologies and know-how without violating our intellectual property rights. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. The failure to obtain worldwide patent and trademark protection may result in other companies copying and marketing products based on our technologies or under brand or trade names similar to ours outside the jurisdictions in which we are protected. This could impede our growth in existing regions, create confusion among consumers, and result in a greater supply of similar products that could erode prices for our protected products.

Litigation may be necessary to protect our intellectual property rights. Intellectual property litigation can result in substantial costs, could distract our management, and could impinge upon other resources. Our failure to enforce and protect our intellectual property rights may cause us to lose brand recognition and result in a decrease in sales of our products.

Moreover, while we are not aware that any of our products or brands infringes upon the proprietary rights of others, third parties may make such claims in the future. Any infringement claims, regardless of merit, could be time-consuming and result in costly litigation or damages, undermine the exclusivity and value of our brands, decrease sales, or require us to enter into royalty or licensing agreements that may not be on acceptable terms and that could have a material adverse effect on our business, financial condition, and results of operations.

Our business will suffer if certain key officers or employees discontinue employment with us or if we are unable to recruit and retain highly skilled staff at a competitive cost.

The success of our business depends upon the skills, experience, and efforts of our key officers and employees. In recent years, we have hired a large number of key executives who have and will continue to be integral in the continuing transformation of our business. The loss of key personnel could have a material adverse effect on our business, financial condition, and results of operations. We do not maintain key-man life insurance policies on any members of management. Our business also depends on our ability to continue to recruit, train, and retain skilled employees, particularly skilled sales personnel. The loss of the services of any key personnel, or our inability to hire new personnel with the requisite skills, could impair our ability to develop new products or enhance existing products, sell products to our customers or manage our business effectively. Should we lose the services of any member of our senior management team, our board of directors would have to conduct a search for a qualified replacement. This search may be prolonged, and we may not be able to locate and hire a qualified replacement. A significant increase in the wages paid by competing employers could result in a reduction of our qualified labor force, increases in the wage rates that we must pay, or both.

Our pension plan obligations are currently underfunded, and we may have to make significant cash payments to these plans, which would reduce the cash available for our businesses.

While we have closed our U.S. pension plan to new participants and have frozen future benefit accruals for current participants, we continue to have unfunded obligations under that plan. The funded levels of our pension plan depend upon many factors, including returns on invested assets, certain market interest rates, and the discount rate used to determine pension obligations. The projected benefit obligation and unfunded liability included in our consolidated financial statements as of December 31, 2015 for our U.S. pension plan were approximately $392.5 million and $99.4 million, respectively. Unfavorable returns on the plan assets or unfavorable changes in applicable laws or regulations could materially change the timing and amount of required plan funding, which would reduce the cash available for our operations. In addition, a decrease in the discount rate used to determine pension obligations could increase the estimated value of our pension obligations, which would affect the reported funding status of our pension plans and would require us to increase the amounts of future contributions. Additionally, we have foreign defined benefit plans, some of which continue to be open to new participants. As of December 31, 2015, our foreign defined benefit plans had unfunded pension liabilities of approximately $16.0 million.

Under the Employee Retirement Income Security Act of 1974, as amended, or ERISA, the U.S. Pension Benefit Guaranty Corporation, or the PBGC, also has the authority to terminate an underfunded tax-qualified U.S. pension plan under certain circumstances. In the event our tax-qualified U.S. pension plans were terminated by the PBGC, we could be liable to the PBGC for an amount that exceeds the underfunding disclosed in our consolidated financial statements. In addition, because our U.S. pension plan has unfunded obligations, if we have a substantial cessation of operations at a U.S. facility and, as a result of such cessation of operations an event under ERISA Section 4062(e) is triggered, additional liabilities that exceed the amounts disclosed in our consolidated financial statements could arise, including an obligation for us to provide additional contributions or alternative security for a period of time after such an event occurs. Any such action could have a material adverse effect on our business, financial condition, and results of operations.

Changes in accounting standards and subjective assumptions, estimates, and judgments by management related to complex accounting matters could significantly affect our financial results or financial condition.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, such as revenue recognition, asset impairment, impairment of goodwill and other intangible assets, inventories, lease obligations, self-insurance, tax matters, and litigation, are highly complex and involve many subjective assumptions, estimates, and judgments. Changes in these rules or their interpretation or changes in underlying assumptions, estimates, or judgments could significantly change our reported results.

Our pro forma financial information may not be representative of our future performance.

In preparing the unaudited pro forma consolidated financial information included in this prospectus, we have made adjustments to our historical financial information based upon currently available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the Share Recapitalization, the entry into the Tax Receivable Agreement, and our issuance of shares of common stock in this offering and use of proceeds thereof. The unaudited pro forma consolidated financial information included in this prospectus does not give effect to any events other than those described in the unaudited pro forma consolidated financial information. The estimates and assumptions used in the calculation of the unaudited pro forma consolidated financial information in this prospectus may be materially different from our actual experience.

Risks Relating to our Indebtedness

Our indebtedness could adversely affect our financial flexibility and our competitive position.

We are a highly leveraged company. As of September 24, 2016, we had $1,239.8 million of term loans outstanding under the Term Loan Facility and no revolving borrowings outstanding under the ABL Facility. After giving effect to $50.4 million of letters of credit outstanding under the ABL Facility, we had $211.3 million available for borrowing under the ABL Facility. As of September 24, 2016, we had AUD $34.0 million ($25.9 million) available and no borrowings outstanding under the Australia Senior Secured Credit Facility and €37.9 million ($42.4 million) available, after giving effect to €1.1 million ($1.3 million) of guarantees and letters of credit outstanding, and less than €0.1 million ($0.1 million) in borrowings outstanding under the Euro Revolving Facility. We borrowed an additional $375 million under the Term Loan Facility on November 1, 2016 and we used approximately $35 million in available cash and borrowings under the ABL Facility to fund the payments made in connection with the 2016 Dividend Transactions. Based on the amount of indebtedness outstanding on September 24, 2016, the interest rates in effect on such date, and assuming that all of the hedging agreements that became effective or are scheduled to become effective in 2016 were already in effect on January 1, 2016, we estimate our 2016 cash interest expense would be approximately $73.8 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Lines of Credit and Long-Term Debt—Interest Rate Swaps” for a description of when our various hedging agreements become effective.

Our level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness and could have other material consequences, including:

•	limiting our ability to obtain financing in the future for working capital, capital expenditures, acquisitions, debt service, or other general corporate purposes;

•	requiring us to use a substantial portion of our available cash flow to service our debt, which will reduce the amount of cash flow available for working capital, capital expenditures, acquisitions, and other general corporate purposes;

•	increasing our vulnerability to general economic downturns and adverse industry conditions;

•	limiting our flexibility in planning for, or reacting to, changes in our business and in our industry in general;

•	limiting our ability to invest in and develop new products;

•	placing us at a competitive disadvantage compared to our competitors that are not as highly leveraged, as we may be less capable of responding to adverse economic conditions, general economic downturns, and adverse industry conditions;

•	restricting the way we conduct our business because of financial and operating covenants in the agreements governing our existing and future indebtedness;

•	increasing the risk of our failing to satisfy our obligations with respect to borrowings outstanding under our Credit Facilities and/or being able to comply with the financial and operating covenants contained in our debt instruments, which could result in an event of default under the credit agreements governing our Credit Facilities and the agreements governing our other debt that, if not cured or waived, could have a material adverse effect on our business, financial condition, and results of operations; and

•	increasing our cost of borrowing.

The credit agreements governing our Credit Facilities impose significant operating and financial restrictions on us that may prevent us from capitalizing on business opportunities.

The credit agreements governing our Credit Facilities impose significant operating and financial restrictions on us. These restrictions limit our ability, among other things, to:

•	incur additional indebtedness;

•	make certain loans or investments or restricted payments, including dividends to our stockholders;

•	repurchase or redeem capital stock;

•	engage in transactions with affiliates;

•	sell certain assets (including stock of subsidiaries) or merge with or into other companies;

•	guarantee indebtedness; and

•	create or incur liens.

Under the terms of the ABL Facility, we will at times be required to comply with a specified fixed charge coverage ratio when the amount of certain unrestricted cash balances of the U.S. and Canadian loan parties plus the amount available for borrowing by the U.S. borrowers and Canadian borrowers is less than a specified amount. The Australia Senior Secured Credit Facility and the Euro Revolving Facility also contain financial maintenance covenants. Our ability to meet the specified covenants could be affected by events beyond our control, and our failure to meet these covenants will result in an event of default as defined in the applicable facility.

In addition, our ability to borrow under the ABL Facility is limited by the amount of the borrowing base applicable to U.S. dollar and Canadian dollar borrowings. Any negative impact on the elements of our borrowing base, such as eligible accounts receivable and inventory, will reduce our borrowing capacity under the ABL Facility. Moreover, the ABL Facility provides discretion to the agent bank acting on behalf of the lenders to impose additional requirements on what accounts receivable and inventory may be counted towards the borrowing base availability and to impose other reserves, which could materially impair the amount of borrowings that would otherwise be available to us. There can be no assurance that the agent bank will not impose such reserves or, were it to do so, that the resulting impact of this action would not materially and adversely impair our liquidity.

As a result of these covenants and restrictions, we are limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities or engage in other activities that may be in our long-term best interests. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, we may be unable to obtain waivers from the lenders or amend the covenants.

Our failure to comply with the credit agreements governing our Credit Facilities, including as a result of events beyond our control, could trigger events of default and acceleration of our indebtedness. Defaults under our debt agreements could have a material adverse effect on our business, financial condition, and results of operations.

If there were an event of default under the credit agreements governing our Credit Facilities, or other indebtedness that we may incur, the holders of the defaulted indebtedness could cause all amounts outstanding with respect to that indebtedness to be immediately due and payable. It is likely that our cash flows would not be sufficient to fully repay borrowings under our Credit Facilities, if accelerated upon an event of default. If we are unable to repay, refinance, or restructure our secured debt, the holders of such indebtedness may proceed against the collateral securing that indebtedness.

Furthermore, any event of default or declaration of acceleration under one debt instrument may also result in an event of default under one or more of our other debt instruments. In exacerbated or prolonged circumstances, one or more of these events could result in our bankruptcy or liquidation. Accordingly, any default by us on our debt could have a material adverse effect on our business, financial condition, and results of operations.

We require a significant amount of liquidity to fund our operations, and borrowing has increased our vulnerability to negative unforeseen events.

Our liquidity needs vary throughout the year. If our business experiences materially negative unforeseen events, we may be unable to generate sufficient cash flow from operations to fund our needs or maintain sufficient liquidity to operate and remain in compliance with our debt covenants, which could result in reduced or delayed purchases of raw materials, planned capital expenditures and other investments and adversely affect our financial condition or results of operations. Our ability to borrow under the ABL Facility may be limited due to decreases in the borrowing base as described above.

Despite our current debt levels, we may incur substantially more indebtedness. This could further exacerbate the risks associated with our substantial leverage.

We may incur substantial additional indebtedness in the future. Although the covenants under the credit agreements governing our Credit Facilities provide certain restrictions on our ability to incur additional debt, the terms of such credit agreements permit us to incur significant additional indebtedness. To the extent that we incur additional indebtedness, the risk associated with our substantial indebtedness described above, including our possible inability to service our indebtedness, will increase.

Risks Related to this Offering and Ownership of Our Common Stock

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity to sell our common stock at prices equal to or greater than the price you paid in this offering.

Prior to this offering, there has not been a public market for our common stock. Although we intend to apply to list our common stock on the New York Stock Exchange, if an active trading market for our common stock does not develop following this offering, you may not be able to sell your shares quickly or above the initial public offering price. The initial public offering price for the shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market, and the value of our common stock may decrease from the initial public offering price.

The market price of our common stock may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.

The trading price of our common stock could be volatile, and you can lose all or part of your investment. The following factors, in addition to other factors described in this “Risk Factors” section and elsewhere in this prospectus, may have a significant impact on the market price of our common stock:

•	negative trends in global economic conditions and/or activity levels in our end markets;

•	increases in interest rates used to finance home construction and improvements;

•	our ability to compete effectively against our competitors;

•	changes in consumer needs, expectations, or trends;

•	our ability to maintain our relationships with key customers;

•	our ability to implement our business strategy;

•	our ability to complete and integrate new acquisitions;

•	variations in the prices of raw materials used to manufacture our products;

•	adverse changes in building codes and standards or governmental regulations applicable to general business operations;

•	product liability claims or product recalls;

•	any legal actions in which we may become involved, including disputes relating to our intellectual property;

•	our ability to recruit and retain highly skilled staff;

•	actual or anticipated fluctuations in our quarterly or annual operating results;

•	trading volume of our common stock;

•	sales of our common stock by us, our executive officers and directors, or our stockholders (including certain affiliates of Onex) in the future; and

•	general economic and market conditions and overall fluctuations in the U.S. equity markets.

In addition, broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance, and factors beyond our control may cause our stock price to decline rapidly and unexpectedly. Furthermore, the stock market has experienced extreme volatility that, in some cases, has been unrelated or disproportionate to the operating performance of particular companies.

We may be subject to securities litigation, which is expensive and could divert management attention.

Our share price may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition, and results of operations. Any adverse determination in litigation could also subject us to significant liabilities.

Because Onex controls the majority of our common stock, it may control all major corporate decisions and its interests may conflict with the interests of other holders of our common stock.

Upon completion of this offering, Onex will beneficially own approximately              shares of our common stock representing     % of our outstanding common stock (or     % if the underwriters exercise their option to purchase additional shares in full). Accordingly, for so long as Onex continues to hold the majority of our common stock, Onex will be able to influence or control matters requiring approval by our stockholders and/or our board of directors, including the election of directors and the approval of business combinations or dispositions and other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. The concentration of ownership may have the effect of delaying, preventing, or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and may materially and adversely affect the market price of our common stock. In addition, Onex may in the future own businesses that directly compete with ours. Further, for so long as Onex owns at least 5% of our outstanding common stock (calculated on an as-converted, fully diluted basis), Onex has the right to purchase its pro rata portion of the primary shares offered in any future public offering. This right could result in Onex continuing to maintain its majority ownership of our common stock. See “Prospectus Summary—Our Sponsor” and “Certain Relationships and Related Party Transactions”.

Our directors who have relationships with Onex may have conflicts of interest with respect to matters involving our Company.

Following this offering, two of our ten directors will be affiliated with Onex. These persons will have fiduciary duties to both us and Onex. As a result, they may have real or apparent conflicts of interest on matters affecting both us and Onex, which in some circumstances may have interests adverse to ours. Onex is in the business of making or advising on investments in companies and may hold, and may from time to time in the future acquire, interests in, or provide advice to, businesses that directly or indirectly compete with certain portions of our business or that are suppliers or customers of ours. In addition, as a result of Onex’ ownership interest, conflicts of interest could arise with respect to transactions involving business dealings between us and Onex including potential acquisitions of businesses or properties, the issuance of additional securities, the payment of dividends by us, and other matters.

In addition, as described below under “Description of Capital Stock”, our amended and restated certificate of incorporation will provide that the doctrine of “corporate opportunity” will not apply with respect to us, to Onex or certain related parties or any of our directors who are employees of Onex or its affiliates in a manner that would prohibit them from investing in competing businesses or doing business with our customers. To the extent they invest in such other businesses, Onex may have differing interests than our other stockholders.

We are a “controlled company” within the meaning of the rules of the New York Stock Exchange and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.

Following the consummation of this offering, we expect that Onex will continue to own the majority of our outstanding common stock. As a result, we expect to be a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. A company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” within the meaning of the rules of the New York Stock Exchange and may elect not to comply with certain corporate governance requirements of the New York Stock Exchange, including:

•	the requirement that a majority of our board consist of independent directors;

•	the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the governance and nominating committee and compensation committee.

Following this offering, we intend to rely on all of the exemptions listed above. Accordingly, we will not have a majority of independent directors and our governance and nominating and compensation committees will not consist entirely of independent directors. The independence standards are intended to ensure that directors who meet those standards are free of any conflicting interest that could influence their actions as directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

In addition, on June 20, 2012, the SEC adopted Rule 10C-1 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, to implement provisions of the Dodd-Frank Act pertaining to compensation committee independence and the role and disclosure of compensation consultants and other advisers to the compensation committee. The national securities exchanges have since adopted amendments to their existing listing standards to comply with provisions of Rule 10C-1, and on January 11, 2013, the SEC approved such amendments. The amended listing standards require, among others, that

•	compensation committees be composed of fully independent directors, as determined pursuant to new and existing independence requirements;

•	compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel and other committee advisers; and

•	compensation committees are required to consider, when engaging compensation consultants, legal counsel or other advisers, certain independence factors, including factors that examine the relationship between the consultant or adviser’s employer and us.

As a “controlled company”, we will not be subject to these compensation committee independence requirements.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act and the New York Stock Exchange, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will be subject to the reporting requirements of the Exchange Act and the corporate governance standards of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the              and SEC rules and requirements. As a result, we will incur significant legal, regulatory, accounting, investor relations, and other costs that we did not incur as a private company. These requirements may also place a strain on our management, systems, and resources. The Exchange Act requires us to file annual, quarterly, and current reports with respect to our business and financial condition within specified time periods and to prepare proxy statements with respect to our annual meeting of shareholders. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. The New York Stock Exchange will require that we comply with various corporate governance requirements. To maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting and comply with the Exchange Act and New York Stock Exchange requirements, significant resources and management oversight will be required. As a public company we will be required to:

•	create or expand the roles and duties of our board of directors and committees of the board;

•	institute more formal comprehensive financial reporting and disclosure compliance functions;

•	supplement our internal accounting and auditing function;

•	enhance and formalize closing procedures for our accounting periods;

•	enhance our investor relations function;

•	establish new or enhanced internal policies, including those relating to disclosure controls and procedures; and

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above.

These activities may divert management’s attention from revenue producing activities to management and administrative oversight. Any of the foregoing could have a material adverse effect on us and the price of our common stock. In addition, failure to comply with any laws or regulations applicable to us as a public company may result in legal proceedings and/or regulatory investigations.

Material weaknesses in our internal control over financial reporting or our failure to remediate such material weaknesses could result in a violation of Section 404 of the Sarbanes-Oxley Act, or in a material misstatement in our financial statements not being prevented or detected, and could affect investor confidence in the accuracy and completeness of our financial statements, as well as our common stock price.

After this offering, we will be required to comply with Section 404 of the Sarbanes-Oxley Act. Though we will be required to disclose changes made in our internal control over financial reporting on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act (including an auditor attestation on management’s internal controls report) until our second annual report on Form 10-K is filed with the SEC. If we fail to abide by the requirements of Section 404 at the time of our second annual report on Form 10-K, regulatory authorities, such as the SEC, might subject us to sanctions or investigation, and our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal control over financial reporting pursuant to an audit of our controls. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. Accordingly, our internal control over financial reporting may not prevent or detect misstatements because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud.

During the preparation of our December 31, 2015 financial statements, we identified material weaknesses in our internal control over financial reporting. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. During 2015, we restructured how we manage our Europe business, which led to turnover in the accounting staff of our Europe operations. In addition, our tax department had significant turnover during 2015, leaving the department with recently hired personnel who were unfamiliar with our year-end closing process, which resulted in our tax department being unable to complete its standard fiscal year close work in a timely manner. As a result, our staff did not have adequate time to properly review the information provided to our registered public accounting firm as part of the audit. Our registered public accounting firm identified numerous errors in the schedules and disclosures provided to them during the audit process. While such errors were rectified prior to the completion of the 2015 audit, and there were no material misstatements identified in our disclosures or financial statements subsequent to year-end, management and our registered public accounting firm determined that (i) we did not operate controls to monitor the accuracy of income tax expense and related balance sheet accounts, including deferred income taxes, and (ii) we failed to operate controls to monitor the presentation and disclosure of income taxes. As a result of these material weaknesses, management determined that the ineffective controls over income tax accounting constituted material weaknesses and has begun the remediation process.

While we continue to address these material weaknesses and to strengthen our overall internal control over financial reporting, we may discover other material weaknesses going forward that could result in inaccurate reporting of our financial condition or results of operations. In addition, neither our management nor any independent registered public accounting firm has ever performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. Inadequate internal control over financial reporting may cause investors to lose confidence in our reported financial information. Any loss of confidence in the reliability of our financial statements or other negative reaction to our failure to develop timely or adequate disclosure controls and procedures or internal controls could result in a decline in the price of our common stock and may restrict access to the capital markets and may adversely affect the price of our common stock.

Investors purchasing common stock in this offering will experience immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the book value of your stock, because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. The net tangible deficit per share, calculated as of September 24, 2016 and after giving effect to the offering (assuming an initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus), is $         . Accordingly, investors purchasing common stock in this offering will experience immediate and substantial dilution of $         per share. In addition, we have outstanding options to acquire common stock at prices significantly below the initial public offering price, and when these outstanding options are ultimately exercised, there will be further dilution to investors in this offering. In addition, if the underwriters exercise their option to purchase additional shares, or if we issue additional equity securities in the future, investors purchasing common stock in this offering will experience additional dilution. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the purchase price paid in this offering in the event of liquidation. For more information, see “Dilution”.

Sales, or the potential sales, of shares of our common stock in the public market by us or our existing stockholders could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market after this offering could materially adversely affect the prevailing market price of our common stock. Upon completion of this offering, we will have              shares of common stock outstanding. Of these securities, the              shares of common stock offered pursuant to this offering will be freely tradable without restriction or further registration under federal securities laws, except to the extent shares are purchased in the offering by our affiliates. The              shares of common stock owned by our officers, directors, and affiliates, as that term is defined in the Securities Act of 1933, as amended, or the Securities Act, are “restricted securities” under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

In connection with this offering, we, each of our directors and executive officers, and Onex have entered into lock-up agreements that prevent the sale of shares of our common stock for up to 180 days after the date of this prospectus, subject to waiver by Barclays Capital Inc. and Citigroup Global Markets Inc. Following the expiration of the lock-up period, Onex will have the right, subject to certain conditions, to require us to register the sale of these shares under the federal securities laws. If this right is exercised, holders of all shares subject to a registration rights agreement will be entitled to participate in such registration. By exercising their registration rights, and selling a large number of shares, these holders could cause the prevailing market price of our common stock to decline. Approximately              shares of our common stock will be subject to a registration rights agreement upon completion of this offering. See “Shares Eligible For Future Sale”. In addition, shares issued or issuable upon exercise of options will be eligible for sale from time to time.

If a trading market develops for our common stock, our employees, officers, and directors may elect to sell shares of our common stock in the market. Sales of a substantial number of shares of our common stock in the public market after this offering could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

The ESOP was designed as a tax-qualified retirement plan and employee stock ownership plan under the Code. Under this plan, participants whose employment with us or our subsidiaries is terminated are entitled to receive distributions of accounts held under the ESOP at specified times and in specified forms. In order to fund cash distributions, the ESOP may sell shares of our common stock from time to time. In the years ended December 31, 2015, 2014, and 2013, the ESOP sold approximately $12.1 million, $14.8 million, and $16.1 million, respectively, of our common stock to fund required distributions.

In the future, we may issue securities to raise cash for acquisitions or otherwise. We may also acquire interests in other companies by using a combination of cash and our common stock or just our common stock. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in our company and have an adverse impact on the price of our common stock.

Our management will have broad discretion in the use of the net proceeds from this offering and may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.

Our management will have broad discretion in the use of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds”, and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. We intend to use the net proceeds from this offering for general corporate purposes. We may fail to use these funds effectively to yield a significant return, or any return, on any investment of these net proceeds and we cannot assure you that the proceeds will be used in a manner which you and the other investors in this offering would approve. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing instruments and U.S. government securities. These investments may not yield a favorable return to our stockholders.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our stock, or provide more favorable relative recommendations about our competitors, our stock price could decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Because we do not intend to declare cash dividends on our shares of common stock in the foreseeable future, stockholders must rely on appreciation of the value of our common stock for any return on their investment.

We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. In addition, the terms of our Credit Facilities and any future debt agreements may preclude us from paying dividends. As a result, we expect that only appreciation of the price of our common stock, if any, will provide a return to investors in this offering for the foreseeable future.

We will be required to pay our Pre-IPO Shareholders for certain tax benefits to the extent realized by us (or deemed realized by us in the case of a change of control, certain divestitures or certain other events), which amounts are expected to be material and, in some instances, may exceed, and/or be payable in advance of, the tax benefits actually realized by us.

In connection with this offering, we will declare a dividend of the rights under and enter into a Tax Receivable Agreement that will provide for the payment by us to our Pre-IPO Shareholders of 85% of the amount of tax benefits, if any, that we actually realize (or in certain circumstances are deemed to realize) as a result of (i) the Pre-IPO Tax Attributes and (ii) certain tax benefits attributable to payments made under the Tax Receivable Agreement.

The payment obligations under the Tax Receivable Agreement are obligations of JWHI and not obligations of any of our subsidiaries. The timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the amount, character, and timing of our income in the future, and our utilization of the Pre-IPO Tax Attributes. Limitations to the use of the Pre-IPO Tax Attributes may apply, including, for example, limitations on the use of net operating losses under Section 382 of the Code.

Following this offering, we expect to use cash and borrowings under our revolving credit facilities to fund any payments that we will be required to make under the Tax Receivable Agreement. We expect that such payments could be material. Assuming no material changes in the relevant tax law, no changes to current limitations on our ability to utilize our net operating losses under Section 382 of the Code, and that we earn sufficient income to actually realize the full benefits of the Pre-IPO Tax Attributes, we would expect that future payments under the Tax Receivable Agreement will be approximately $         in the aggregate. The exact amount of future payments under the Tax Receivable Agreement in any given year will depend on, among other things, the amount of income earned by us in such year, and the jurisdiction in which such income is earned. For example, assuming no material changes in the relevant tax law and no changes to current limitations on our ability to utilize our net operating losses under Section 382 of the Code, we will be obligated to make payments under the Tax Receivable Agreement of approximately $3.3 million for every $10 million of U.S. federal taxable income earned by us (without regard to the Pre-IPO Tax Attributes or other tax attributes subject to the Tax Receivable Agreement) that is offset by U.S. federal net operating losses that are Pre-IPO Tax Attributes. However, the amount of payments that we will owe under the Tax Receivable Agreement with respect to state and foreign taxes will vary depending on, among other things, the tax rate in those jurisdictions and the amount of income earned by us in those jurisdictions.

A foreign subsidiary may pay a dividend to us in order to fund amounts owed under the Tax Receivable Agreement. Dividends that we receive from a subsidiary that is not a member of our consolidated group for U.S. federal income tax purposes may be taxable to us, although our obligations under the Tax Receivable Agreement would be reduced by any resulting cash tax liabilities. In addition, certain transactions could cause us to recognize taxable income (possibly material amounts of income) without a current receipt of cash. Payments under the Tax Receivable Agreement arising from the use of Pre-IPO Tax Attributes to offset such taxable income would cause a net reduction in our available cash. For example, transactions giving rise to cancellation of debt income, the accrual of income from original issue discount or deferred payments, a “triggering event” requiring the recapture of dual consolidated losses, or “Subpart F” income would each produce income with no corresponding increase in cash. In these cases, we may use some of the Pre-IPO Tax Attributes to offset income from these transactions and, under the Tax Receivable Agreement, would be required to make a payment to our Pre-IPO Shareholders even though we receive no cash from such income.

In addition, the Tax Receivable Agreement provides that upon certain mergers, stock and asset sales, other forms of business combinations or other changes of control subsequent to this offering, the Tax Receivable Agreement will terminate and we will be required to make a payment equal to the present value (at a discount rate of LIBOR plus 1.00%) of anticipated future payments under the Tax Receivable Agreement, which payment would be based on certain assumptions, including those relating to our and our subsidiaries’ future taxable income, and may therefore significantly exceed the actual tax benefits we ultimately realize from our Pre-IPO Tax Attributes and those of our subsidiaries. We will have a similar obligation to make a present value accelerated payment based on certain assumptions if we dispose of certain subsidiaries, if we breach any of our material obligations under the Tax Receivable Agreement, or in certain cases, if we substantially utilize our applicable U.S. federal net operating losses, if we exercise our right to accelerate our payment and other obligations with respect to a Pre-IPO Shareholder, or upon certain payments on the fifth anniversary of this offering to Award Holders, each of which also may result in a payment significantly in excess of the actual tax benefits we ultimately realize from our Pre-IPO Tax Attributes and those of our subsidiaries. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of our Pre-IPO Tax Attributes. Additionally, under the terms of the Tax Receivable Agreement, a Pre-IPO Shareholder cannot assign its rights under the agreement without our consent, except that the ESOP may assign all or any portion of its rights under the agreement to the beneficiaries of the ESOP or to any trust or entity owned by the ESOP or the beneficiaries of the ESOP without our consent.

The Pre-IPO Shareholders will not reimburse us for any payments previously made under the Tax Receivable Agreement if the benefits of any Pre-IPO Tax Attributes are subsequently disallowed (although future payments, if any, would be adjusted to the extent possible to reflect the result of such disallowance). As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement in excess of our cash tax savings. To the extent that we are unable to make timely payments under the Tax Receivable Agreement without violating the covenants in our outstanding indebtedness, such payments will be deferred and will accrue interest at a rate of LIBOR plus 3.00% per annum until paid. We will agree under the Tax Receivable Agreement not to incur, and not to permit any of our subsidiaries to incur, any new restrictions that would limit our ability to make payments under such agreement or the ability of our subsidiaries to make payments to us for that purpose. This restriction could make it more difficult or costly for us to refinance our outstanding indebtedness.

While we have performed an analysis under Section 382 of the Code that indicates that this offering and the related transactions should not constitute an “ownership change” as defined in Section 382 of the Code, the technical guidelines in this area are complex and subject to significant judgment and interpretation and the IRS may disagree with our conclusion. With this offering, the related Share Recapitalization, and other transactions affecting the ownership of our stock (of which we may not be aware) that have occurred over the past three years, we may have already triggered an “ownership change” that would result in a limitation on our ability to use the pre-change net operating loss carryforwards to offset U.S. federal taxable income. If that were the case, payments could be made under the Tax Receivable Agreement in excess of our cash tax savings.

If we did not enter into the Tax Receivable Agreement, we would be entitled to realize and retain the full economic benefit of the Pre-IPO Tax Attributes. The Tax Receivable Agreement is designed with the objective of causing our annual cash costs attributable to federal income taxes (without regard to our continuing 15% interest in the Pre-IPO Tax Attributes) to be the same as we would have paid had we not had the Pre-IPO Tax Attributes available to offset our federal taxable income. As a result, stockholders purchasing shares in this offering will not be entitled to the economic benefit of the Pre-IPO Tax Attributes (except to the extent of our continuing 15% interest in the Pre-IPO Tax Attributes).

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement”.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective following the closing of this offering, as well as provisions of the Delaware General Corporation Law, or DGCL, could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, including transactions in which stockholders might otherwise receive a premium for their shares. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•	divide our board of directors into three classes with staggered three-year terms;

•	limit the ability of stockholders to remove directors only “for cause” if Onex ceases to own more than 50% of the voting power of all our outstanding common stock;

•	provide that our board of directors is expressly authorized to adopt, alter, or repeal our bylaws;

•	authorize the issuance of blank check preferred stock that our board of directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders, if Onex ceases to own more than 50% of the voting power of all our outstanding common stock;

•	prohibit our stockholders from calling a special meeting of stockholders if Onex ceases to own more than 50% of the voting power of all our outstanding common stock;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

•	require the approval of holders of at least two-thirds of the outstanding shares of common stock to amend our bylaws and certain provisions of our certificate of incorporation if Onex ceases to own more than 50% of the voting power of all our outstanding common stock.

In addition, we expect to opt out of Section 203 of the DGCL, which, subject to some exceptions, prohibits business combinations between a Delaware corporation and an interested stockholder, which is generally defined as a stockholder who becomes a beneficial owner of 15% or more of a Delaware corporation’s voting stock for a three-year period following the date that the stockholder became an interested stockholder. At some time in the future, we may again be governed by Section 203. Section 203 could have the effect of delaying, deferring or preventing a change in control that our stockholders might consider to be in their best interests. See “Description of Capital Stock”.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide, subject to limited exceptions, unless we consent to an alternative forum, that the Court of Chancery of the State of Delaware shall be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

Because we are a holding company with no operations of our own, we rely on dividends, distributions, and transfers of funds from our subsidiaries and we could be harmed if such distributions were not made in the future.

We are a holding company that conducts all of our operations through subsidiaries and the majority of our operating income is derived from our subsidiary JWI, our main operating subsidiary. Consequently, we rely on dividends or advances from our subsidiaries. We do not currently expect to declare or pay dividends on our common stock for the foreseeable future; however, to the extent that we determine in the future to pay dividends on our common stock, none of our subsidiaries will be obligated to make funds available to us for the payment of dividends. The ability of such subsidiaries to pay dividends to us is subject to applicable local law and may be limited due to terms of other contractual arrangements, including our indebtedness. Such laws and restrictions would restrict our ability to continue operations. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. You can generally identify forward-looking statements by our use of forward-looking terminology such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “potential”, “predict”, “seek”, or “should”, or the negative thereof or other variations thereon or comparable terminology. In particular, statements about the markets in which we operate, including growth of our various markets, and our expectations, beliefs, plans, strategies, objectives, prospects, assumptions, or future events or performance contained in this prospectus under the headings “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and “Business” are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates, and projections. While we believe these expectations, assumptions, estimates, and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and “Business”, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:

•	negative trends in overall business, financial market and economic conditions, and/or activity levels in our end markets;

•	our highly competitive business environment;

•	failure to timely identify or effectively respond to consumer needs, expectations or trends;

•	failure to maintain the performance, reliability, quality, and service standards required by our customers;

•	failure to implement our strategic initiatives, including JEM;

•	acquisitions or investments in other businesses that may not be successful;

•	declines in our relationships with and/or consolidation of our key customers;

•	increases in interest rates and reduced availability of financing for the purchase of new homes and home construction and improvements;

•	fluctuations in the prices of raw materials used to manufacture our products;

•	delays or interruptions in the delivery of raw materials or finished goods;

•	seasonal business and varying revenue and profit;

•	changes in weather patterns;

•	political, economic, and other risks that arise from operating a multinational business;

•	exchange rate fluctuations;

•	disruptions in our operations;

•	manufacturing realignments and cost savings programs resulting in a decrease in short-term earnings;

•	our new Enterprise Resource Planning system that we anticipate implementing in the future proving ineffective;

•	security breaches and other cyber security incidents;

•	increases in labor costs, potential labor disputes, and work stoppages at our facilities;

•	changes in building codes that could increase the cost of our products or lower the demand for our windows and doors;

•	compliance costs and liabilities under environmental, health, and safety laws and regulations;

•	compliance costs with respect to legislative and regulatory proposals to restrict emission of greenhouse gasses;

•	lack of transparency, threat of fraud, public sector corruption, and other forms of criminal activity involving government officials;

•	product liability claims, product recalls, or warranty claims;

•	inability to protect our intellectual property;

•	loss of key officers or employees;

•	underfunded pension plan obligations;

•	our current level of indebtedness;

•	risks associated with the material weakness that has been identified;

•	risks associated with payments to be made to Pre-IPO Shareholders pursuant to the Tax Receivable Agreement;

•	Onex’ control of us; and

•	other risks and uncertainties, including those listed under “Risk Factors”.

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements contained in this prospectus are not guarantees of future performance and our actual results of operations, financial condition, and liquidity, and the development of the industry in which we operate, may differ materially from the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition, and liquidity, and events in the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of                      shares of common stock in this offering will be approximately $         million, based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares of common stock from us is exercised in full, we estimate that we will receive additional net proceeds of approximately $         million.

The principal purposes of this offering are to repay indebtedness as described below, increase our capitalization and financial flexibility, create a public market for our common stock, enable access to the public equity markets for us and our stockholders, and increase our visibility in the marketplace. We intend to use the net proceeds that we receive from this offering to repay approximately $             million of indebtedness outstanding under our Term Loan Facility and approximately $             million of indebtedness outstanding under our ABL Facility. We will use any remaining net proceeds for working capital and other general corporate purposes, including sales and marketing activities, general and administrative matters, and capital expenditures. We may also use a portion of the net proceeds to invest in or acquire complementary businesses, products, services, technologies, or other assets. We will have broad discretion in using these proceeds. Pending their use as described above, we plan to invest the net proceeds in short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

In November 2016, we borrowed $375 million under our Term Loan Facility and $             million under our ABL Facility. We used the proceeds thereof to make payments of approximately $400 million to holders of our outstanding common stock, Series A Convertible Preferred Stock, Class B-1 Common Stock, options, and RSUs, as well as to pay related fees and expenses. As of November 1, 2016, our Term Loan Facility bore interest at LIBOR (subject to a floor of 1.00%) plus a margin of 3.75% and our ABL Facility bore interest at LIBOR plus a margin of 1.50%. The Term Loan Facility matures on July 1, 2022 and the ABL Facility matures on October 15, 2019.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of common stock sold in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $         million, assuming an initial public offering price of $         per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

DIVIDEND POLICY

In July 2015, we paid an aggregate cash dividend of approximately $84.5 million to holders of our outstanding common stock, approximately $0.4 million to holders of record of our outstanding Class B-1 Common Stock and an aggregate cash dividend of approximately $335.2 million to holders of our outstanding Series A Convertible Preferred Stock. The payment to holders of our Series A Convertible Preferred Stock represented payment for (i) preferred dividends accrued from January 1, 2015 through July 31, 2015 and (ii) a dividend on an as-if-converted-to-common basis based on the original principal amount of the Series A Convertible Preferred Stock investment plus preferred dividends accrued through December 31, 2014.

In November 2016, we paid an aggregate cash dividend of approximately $73.8 million to holders of our outstanding common stock, approximately $306.7 million to holders of our outstanding Series A Convertible Preferred Stock, and approximately $0.9 million to holders of our outstanding Class B-1 Common Stock. The payment to holders of our outstanding Series A Convertible Preferred Stock represented payment for (i) preferred dividends accrued from May 31, 2016 through November 1, 2016 and (ii) a dividend on an as-if-converted-to-common basis based on the original principal amount of the Series A Convertible Preferred Stock investment plus preferred dividends accrued through December 31, 2015. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Lines of Credit and Long-Term Debt—Corporate Credit Facilities” for a discussion of these dividends and other payments made on the dates specified above.

We have not declared or paid any other cash dividend on our common stock and we do not currently expect to pay any further cash dividends on our common stock for the foreseeable future. Instead, we intend to retain future earnings, if any, for the future operation and expansion of our business and the repayment of debt. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors may deem relevant.

The terms of our Corporate Credit Facilities were amended in July 2015 and November 2016 to permit the cash dividends described above, but the covenants of our existing or future indebtedness may limit our ability to further pay dividends and make distributions to our stockholders. Our business is conducted through our subsidiaries and dividends from, and cash generated by, our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations, and pay any dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries (which distributions may be restricted by the terms of our Credit Facilities). See “Description of Certain Indebtedness”.

CAPITALIZATION

The following table sets forth our cash and our consolidated capitalization as of September 24, 2016:

•	on an actual basis;

•	on a pro forma basis giving effect to the 2016 Dividend Transactions and Share Recapitalization; and

•	on a pro forma basis as further adjusted to give effect to our entry into the Tax Receivable Agreement, our issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the repayment of $ million of indebtedness outstanding under our Term Loan Facility with a portion of the net proceeds of this offering.

The pro forma and pro forma as adjusted columns do not give effect to the approximately $3 million amortization payment under the Term Loan Facility made on September 30, 2016.

You should read the data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	As of September 24, 2016
	Actual	Pro Forma		Pro Forma As Adjusted(1)
	(dollars in this table and the footnotes below in thousands, except share and per share data)
Cash and cash equivalents	$65,357	$		$

Debt:
Revolving Credit Facility due 2019	$15,000	$		$
Euro Revolving Facility due 2019	—		—
Australia Senior Secured Credit Facility due 2019	—		—
Initial Term Loans due 2021	757,793		—
Incremental Term Loans due 2022	474,429		—
Amended Term Loans due 2022	—		1,598,140
Other items(2)	24,965

Total debt	$1,272,187	$		$
Liability to Pre-IPO Shareholders	—
Series A Convertible Preferred Stock, par value $0.01 per share; 8,749,999 shares authorized, issued and outstanding actual, 0 shares issued and outstanding pro forma and pro forma as adjusted(3)	458,236		—
Stockholders’ equity:
Common Stock, par value $0.01 per share; 22,379,800 shares authorized, 1,622,042 shares issued and outstanding actual, shares authorized, shares issued and outstanding pro forma and shares authorized, shares issued and outstanding pro forma as adjusted	16
Class B-1 Common Stock, par value $0.01 per share; 430,200 shares authorized, 11,467 shares issued and outstanding actual, 0 shares issued and outstanding pro forma and pro forma as adjusted	—		—
Series B Preferred Stock, par value $0.01 per share; 1 share authorized, 1 share issued and outstanding actual, 0 shares issued and outstanding pro forma and pro forma as adjusted	—		—
Additional paid-in capital	104,225
Accumulated deficit	(30,436)
Accumulated other comprehensive loss	(153,800)

Total stockholders’ deficit	(79,995)

Total capitalization	$1,650,428	$		$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in-capital, total stockholders’ equity and total capitalization by approximately $ million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of common stock sold in this offering, as set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in-capital, total stockholders’ equity, and total capitalization by approximately $ million, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Consists of other debt of $41,073 and unamortized debt costs of $(16,108).

(3)	Consists of: (i) 2,922,634 shares of Series A-1 Convertible Preferred Stock, par value $0.01 per share, 2,922,634 shares authorized, issued and outstanding actual, 0 shares issued and outstanding pro forma and pro forma as adjusted; (ii) 208,760 shares of Series A-2 Convertible Preferred Stock, par value $0.01 per share, 208,760 shares authorized, issued and outstanding actual, 0 shares issued and outstanding pro forma and pro forma as adjusted; and (iii) 843,132 shares of Series A-3 Convertible Preferred Stock, par value $0.01 per share, 843,132 shares authorized, issued and outstanding actual, 0 shares issued and outstanding pro forma and pro forma as adjusted.

DILUTION

If you purchase any of the shares of common stock offered by this prospectus, you will experience dilution to the extent of the difference between the offering price per share of common stock that you pay in this offering and the net tangible book value per share of our common stock immediately after this offering.

Our net tangible book value (deficit) as of September 24, 2016 was $         , or $         per share of common stock. Net tangible book value (deficit) per share is determined by dividing our net tangible book value (deficit), which is total tangible assets less total liabilities, by the aggregate number of shares of common stock outstanding. Tangible assets represent total assets excluding goodwill and other intangible assets. Dilution in net tangible book value (deficit) per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately afterwards.

After giving effect to (i) the Share Recapitalization and (ii) our sale of              shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, our pro forma as adjusted net tangible book value at September 24, 2016 would have been approximately $             , or $             per share of our common stock. This represents an immediate increase in net tangible book value (deficit) of $             per share to our existing stockholders and an immediate dilution of $             per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

The following tables illustrate this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share, after the Share Recapitalization	$

Increase per share attributable to this offering
Pro forma net tangible book value (deficit) per share after this offering

Dilution per share to new investors		$

Each $1.00 increase (decrease) in the assumed initial offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would affect our net tangible book value after this offering by approximately $             , the net tangible book value per share after this offering by $             per share, and the dilution per common share to new investors by $             per share, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting commissions and discounts and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of common stock sold in this offering, as set forth on the cover page of this prospectus, would affect our net tangible book value after this offering by approximately $        , the net tangible book value per share after this offering by $             per share, and the dilution per share of common stock to new investors by $             per share, assuming an initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting commissions and discounts and estimated offering expenses payable by us.

The following table summarizes, as of September 24, 2016, on an as adjusted basis, the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid to us and the average price per share paid or to be paid by existing stockholders (giving effect to the Share Recapitalization and by new investors purchasing shares of common stock in this offering), before deducting the underwriting commissions and discounts and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
(dollars in thousands, except share and per share data)

	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors			%	$		%	$

Total		100%		$	100%		$

Each $1.00 increase (decrease) in the assumed initial offering price of $             per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $             , $             , and $             per share, respectively, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of common stock sold in this offering, as set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $            , $            , and $             per share, respectively, assuming an initial public offering price of $             per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise in full their option to purchase              additional shares of our common stock in this offering, the as adjusted net tangible book value per share would be $             per share and the dilution to new investors in this offering would be $         per share. If the underwriters exercise such option in full, the number of shares held by new investors will increase to approximately              shares of our common stock, or approximately     % of the total number of shares of our common stock outstanding after this offering. The number of shares of our common stock to be outstanding immediately following this offering set forth above excludes:

•	shares of common stock issuable upon the exercise of options outstanding under our existing stock incentive plan as of , 2016 at a weighted average exercise price of $ per share; and

•	shares of common stock reserved for future issuance under our new omnibus incentive plan.

To the extent any options are granted and exercised in the future, there may be additional economic dilution to new investors.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents selected consolidated financial data for the periods and at the dates indicated. The selected consolidated financial data as of December 31, 2015 and 2014 and for each of the three years ended December 31, 2015 have been derived from our audited consolidated financial statements included in this prospectus. The selected consolidated financial data as of December 31, 2013 has been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated financial data as of December 31, 2012 and 2011 and the two years ended December 31, 2012 were derived from our unaudited consolidated financial statements not included in this prospectus. In 2014, we changed our method of accounting for inventory from the LIFO method to the FIFO method and retrospectively adjusted prior periods to apply this new method of accounting; however, the years ended December 31, 2012 and 2011 were not reaudited following such adjustment. The selected consolidated financial data as of September 24, 2016 and September 26, 2015 and for each of the nine months ended September 24, 2016 and September 26, 2015 have been derived from our unaudited consolidated financial statements included in this prospectus. We have prepared our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements, and our unaudited consolidated financial statements include, in the opinion of management, all adjustments necessary for a fair statement of the operating results and financial condition of the Company for such periods and as of such dates. The results of operations for any interim period are not necessarily indicative of the results that may be expected for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period. Since the year ended December 31, 2011, we have completed several acquisitions. The results of these acquired entities are included in our consolidated statements of comprehensive income (loss) for the periods subsequent to the respective acquisition date. The selected historical consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

During the second quarter of 2015, we early adopted the Financial Accounting Standards Board Accounting Standards Update No. 2015-03, Simplifying the Presentation of Debt Issuance Costs, which resulted in the reclassification of unamortized debt issuance costs in our consolidated balance sheets. See Note 1—Summary of Significant Accounting Policies in our financial statements for the year ended December 31, 2015 included elsewhere in this prospectus. All prior periods presented have been adjusted to apply these new accounting standards and policies retrospectively. Certain prior year balances have been reclassified to conform to the current year’s presentation for the items discussed above. Such reclassifications had no material impact on net revenues, operating income (loss), net income (loss), or net cash from operating activities.

	Nine Months Ended		Year Ended December 31,
	September 24, 2016	September 26, 2015
			2015	2014	2013	2012	2011
	(dollars in thousands, except share and per share data)

Net revenues	$2,693,630	$2,490,112	$3,381,060	$3,507,206	$3,456,539	$3,167,856	$3,174,145
Cost of sales	2,112,185	1,994,968	2,715,125	2,919,864	2,946,463	2,606,562	2,650,791

Gross margin	581,445	495,144	665,935	587,342	510,076	561,294	523,354
Selling, general and administrative	408,360	370,021	512,126	488,477	482,088	504,766	528,707
Impairment and restructuring charges	9,045	15,557	21,342	38,388	42,004	38,836	56,487

Operating income (loss)	164,040	109,566	132,467	60,477	(14,016)	17,692	(61,840)
Interest expense, net	(53,725)	(40,549)	(60,632)	(69,289)	(71,362)	(59,534)	(140,810)
Other income (expense)	8,960	9,979	14,120	(50,521)	12,323	9,519	(3,521)

Income (loss) before taxes, equity earnings (loss) and discontinued operations	119,275	78,996	85,955	(59,333)	(73,055)	(32,323)	(206,171)
Income tax benefit (expense)	5,633	(7,575)	5,435	(18,942)	(1,142)	5,488	(21,264)

Income (loss) from continuing operations, net of tax	124,908	71,421	91,390	(78,275)	(74,197)	(26,835)	(227,435)
(Loss) income from discontinued operations, net of tax	(2,845)	(2,045)	(2,856)	(5,387)	(5,863)	1,293	(15,603)
Gain (loss) on sale of discontinued operations, net of tax	—	—	—	—	10,711	(241)	5,292
Equity earnings (loss) of non-consolidated entities	2,450	1,233	2,384	(447)	943	(957)	(572)

Net income (loss)	$124,513	$70,609	$90,918	$(84,109)	$(68,406)	$(26,740)	$(238,318)

Net income (loss) attributable to common shareholders
Basic	$16,298	$(281,427)	$(290,500)	$(184,143)	$(157,205)	$(99,575)	$(255,386)
Diluted	$16,298	$(281,427)	$(290,500)	$(184,143)	$(157,205)	$(99,575)	$(255,386)
Weighted average common shares outstanding
Basic	1,633,198	1,677,121	1,663,273	1,858,187	1,919,445	2,002,051	2,437,759
Diluted	1,923,341	1,677,121	1,663,273	1,858,187	1,919,445	2,002,051	2,437,759

Income (loss) per common share from continuing operations(1)
Basic	$11.72	$(166.58)	$(172.97)	$(96.21)	$(84.45)	$(50.26)	$(100.52)
Diluted	$9.95	$(166.58)	$(172.97)	$(96.21)	$(84.45)	$(50.26)	$(100.52)
Cash dividends per common share	—	—	$52.00	—	—	—	—
Pro forma net loss attributable to common shareholders(2)
Basic
Diluted

Other financial data:
Capital expenditures	$62,476	$52,885	$77,687	$70,846	$85,689	$91,884	$36,878
Depreciation and amortization	77,518	69,793	95,196	100,026	104,650	92,337	124,420
Adjusted EBITDA(3)	291,099	232,895	310,986	229,849	153,210	183,361	152,556

Consolidated balance sheet data:
Cash, cash equivalents	$65,357	$79,061	$113,571	$105,542	$37,666	$41,826	$58,988
Working capital	369,202	381,194	326,973	316,055	234,171	99,423	210,180
Total assets	2,435,813	2,227,413	2,182,373	2,184,059	2,290,897	2,415,036	2,332,486
Total current liabilities	598,960	554,830	487,445	524,301	593,938	741,164	578,086
Total debt	1,272,187	1,271,532	1,260,320	806,228	667,152	670,757	624,045
Redeemable convertible preferred stock	458,236	481,937	481,937	817,121	817,121	745,478	695,478
Total stockholders’ (deficit) equity	(79,995)	(278,797)	(231,745)	(168,826)	54,444	96,411	143,303

Statement of cash flows data:
Net cash flow provided by (used in):
Operating activities	$110,190	$44,738	$172,339	$21,788	$(49,372)	$77,850	$(41,342)
Investing activities	(141,609)	(83,025)	(158,452)	(56,738)	13,939	(158,486)	4,675
Financing activities	(17,426)	16,714	(1,072)	105,617	34,633	64,436	13,733

	As of
	September 24, 2016
	(dollars in thousands)
	Actual	Pro Forma (4)		Pro Forma As Adjusted (5)
Pro forma consolidated balance sheet data:
Cash, cash equivalents	$65,357	$		$
Accounts receivable, net	492,965
Inventories	361,724
Total current assets	968,162
Total assets	2,435,813
Accounts payable	216,844
Total current liabilities	598,960
Total debt	1,272,187
Liability to Pre-IPO Shareholders	—
Redeemable convertible preferred stock	458,236		—		—
Total stockholders’ deficit	(79,995)

(1)	Does not give effect to the 2016 Dividend Transactions or Share Recapitalization.

(2)	Reflects the 2016 Dividend Transactions and Share Recapitalization. The Tax Receivable Agreement would not have impacted net income (loss) or earnings (loss) for the periods presented and, accordingly, no pro forma adjustment has been made. See Notes and to our financial statements for the year ended December 31, 2015 and Note to our financial statements for the three and nine months ended September 24, 2016 appearing elsewhere in this prospectus for information regarding computation of basic and diluted net income (loss) per share attributable to common shareholders, unaudited pro forma basic and diluted net income (loss) per share attributable to common shareholders, and the unaudited pro forma weighted average basic and diluted common shares outstanding used in computing the pro forma basic and diluted net income (loss) per share attributable to common shareholders.

(3)	In addition to our consolidated financial statements presented in accordance with GAAP, we use Adjusted EBITDA to measure our financial performance. Adjusted EBITDA is a supplemental non-GAAP financial measure of operating performance and is not based on any standardized methodology prescribed by GAAP. Adjusted EBITDA should not be considered in isolation or as an alternative to net income (loss), cash flows from operating activities, or other measures determined in accordance with GAAP. Also, Adjusted EBITDA is not necessarily comparable to similarly-titled measures presented by other companies. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net revenues.

We define Adjusted EBITDA as net income (loss), as adjusted for the following items: loss from discontinued operations, net of tax; gain (loss) on sale of discontinued operations, net of tax; equity (earnings) loss of non-consolidated entities; income tax; depreciation and amortization; interest expense, net; impairment and restructuring charges; gain on sale of property and equipment; share-based compensation expense; non-cash foreign exchange transaction/translation income (loss); other non-cash items; other items; and costs related to debt restructuring, debt refinancing, and the Onex Investment. Adjusted EBITDA may in the future also be adjusted for payments made or charges incurred pursuant to the Tax Receivable Agreement.

We use this non-GAAP measure in assessing our performance in addition to net income (loss) determined in accordance with GAAP. We believe Adjusted EBITDA is an important measure to be used in evaluating operating performance because it allows management and investors to better evaluate and compare our core operating results from period to period by removing the impact of our capital structure (net interest income or expense from our outstanding debt), asset base (depreciation and amortization), tax consequences, other non-operating items, and share-based compensation. Furthermore, the instruments governing our indebtedness use Adjusted EBITDA to measure our compliance with certain limitations and covenants. We reference this non-GAAP financial measure frequently in our decision-making because it provides supplemental information that facilitates internal comparisons to the historical operating performance of prior periods. In addition, executive incentive compensation is based in part on Adjusted EBITDA, and we base certain of our forward-looking estimates and budgets on Adjusted EBITDA.

We also believe Adjusted EBITDA is a measure widely used by securities analysts and investors to evaluate the financial performance of our company and other companies. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Adjusted EBITDA eliminates the effect of certain items on net income and thus has certain limitations. Some of these limitations are: Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; Adjusted EBITDA does not reflect any income tax payments we are required to make and will not be reduced by any payments we make pursuant to, or charges that are incurred under, the Tax Receivable Agreement; and although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacement. Other companies may calculate Adjusted EBITDA differently, and, therefore, our Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

The following is a reconciliation of our net income (loss), the most directly comparable GAAP financial measure, to Adjusted EBITDA:

	Nine Months Ended		Year Ended December 31,
	September 24, 2016	September 26, 2015	2015	2014	2013	2012	2011
	(dollars in this table and the footnotes below in thousands)

Net income (loss)	$124,513	$70,609	$90,918	$(84,109)	$(68,406)	$(26,740)	$(238,318)
Adjustments:
Loss (income) from discontinued operations, net of tax	2,845	2,045	2,856	5,387	5,863	(1,293)	15,603
(Gain) loss on sale of discontinued operations, net of tax	—	—	—	—	(10,711)	241	(5,292)
Equity (earnings) loss of non-consolidated entities	(2,450)	(1,233)	(2,384)	447	(943)	957	572
Income tax (benefit) expense	(5,633)	7,575	(5,435)	18,942	1,142	(5,488)	21,264
Depreciation and amortization	77,518	69,793	95,196	100,026	104,650	92,337	124,420
Interest expense, net	53,725	40,549	60,632	69,289	71,362	59,534	140,810
Impairment and restructuring charges(a)	12,122	15,975	31,031	38,645	44,413	41,402	59,323
(Gain) loss on sale of property and equipment	(3,270)	73	(416)	(23)	(3,039)	430	(1,465)
Share-based compensation expense	14,944	8,672	15,620	7,968	5,665	7,485	437
Non-cash foreign exchange transaction/translation loss (income)	7,168	(4,215)	2,697	(528)	(4,114)	(1,093)	4,269
Other non-cash items(b)	3,087	111	1,141	2,334	(68)	2,549	17,614
Other items(c)	6,519	22,733	18,893	20,278	7,284	7,418	2,804
Costs relating to debt restructuring, debt refinancing, and the Onex Investment(d)	11	208	237	51,193	112	5,622	10,515

Adjusted EBITDA	$291,099	$232,895	$310,986	$229,849	$153,210	$183,361	$152,556

(a)	Impairment and restructuring charges consist of (i) impairment and restructuring charges that are included in our consolidated statements of operations plus (ii) additional charges of $3,078, $417, $9,687, $257, $2,409, $2,565, and $1,469 for the nine months ended September 24, 2016 and September 26, 2015 and years ended December 31, 2015, 2014, 2013, 2012, and 2011, respectively. These additional charges are primarily comprised of non-cash changes in inventory valuation reserves, such as excess and obsolete reserves. For further explanation of impairment and restructuring charges that are included in our consolidated statements of operations, see Note 25—Impairment and Restructuring Charges of Continuing Operations in our financial statements for the year ended December 31, 2015 included elsewhere in this prospectus.

(b)	Other non-cash items include, among other things, (i) $2,550 out-of-period charge for a European warranty liability adjustment for the nine months ended September 24, 2016, (ii) charges of $357, $0, $893, $2,496, $0, $0, and $0 for the nine months ended September 24, 2016 and September 26, 2015, and years ended December 31, 2015, 2014, 2013, 2012, and 2011, respectively, relating to (1) the fair value adjustment for inventory acquired as part of the acquisitions referred to in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisitions” and (2) the impact of a change in how we capitalize overhead expenses in our valuation of inventory. In addition, other non-cash items include charges of $6,045 in the year ending December 31, 2012 relating to reserve amounts for service-based employee bonuses for periods prior to 2012, which are partially offset by a $3,560 gain related to the bargain purchase treatment of our CMI acquisition. Further, other non-cash items include charges of $12,026 in the year ended December 31, 2011 relating to certain share price adjustments and expenses settled in shares with our ESOP.

(c)

Other items include: (i) in the nine months ended September 24, 2016, (1) $2,449 of professional fees related to the IPO process, (2) $1,542 of acquisition costs, (3) $350 in Dooria plant closure costs, (4) $257 in legal costs associated with disposal of non-core properties, and (5) $250 related to a legal settlement accrual for CMI; (ii) in the nine months ended September 26, 2015, (1) $11,696 of stock compensation, including a $11,446 payment to holders of vested options and RSUs in connection with the July 2015 dividend described in “Dividend Policy”, (2) $5,510 related to a UK legal settlement, (3) $1,733 in acquisition costs, (4) $1,422 of legal costs related to non-core property disposal, (5) $861 in production ramp-down costs, and (6) $431 of legal costs related to our ESOP class action matters; (iii) in the year ended

December 31, 2015, (1) $11,446 payment to holders of vested options and restricted shares in connection with the July 2015 dividend described in “Dividend Policy”, (2) $5,510 related to a United Kingdom legal settlement, (3) $1,825 in acquisition costs, (4) $1,833 of recruitment costs related to the recruitment of executive management employees, and (5) $1,082 of legal costs related to non-core property disposal, partially offset by (6) $5,678 of realized gain on foreign exchange hedges related to an intercompany loan; (iv) in the year ended December 31, 2014, (1) $5,000 legal settlement related to our ESOP plan, (2) $3,657 of legal costs associated with noncore property disposal, (3) $3,443 production ramp-down costs, (4) $2,769 of consulting fees in Europe, and (5) $1,250 of costs related to a prior acquisition; (v) in the year ended December 31, 2013, (1) $2,869 of cash costs related to the delayed opening of our new Louisiana facility, (2) $774 of legal costs associated with non-core property disposal, (3) $582 related to the closure of our Marion, North Carolina facility, and (4) $458 of acquisition-related costs; (vi) in the year ended December 31, 2012, (1) $3,621 in acquisition costs, (2) $1,252 of cash costs related to non-restructuring severance of a former executive, and (3) $1,247 of cash costs related to the delayed opening of our new Louisiana facility; and (vii) in the year ended December 31, 2011, (1) cash severance costs of $1,102 related to the reorganization of our sales and marketing function and (2) $1,699 of fees related to the restructuring of our Spanish operation.

(d)	Included in the year ended December 31, 2014 is a loss on debt extinguishment of $51,036 associated with the refinancing of our 12.25% secured notes. Included in the year ended December 31, 2012 is $5,277 of fees incurred with SOX implementation. Included in the year ended December 31, 2011 is $5,056 of fees incurred with SOX implementation, $3,546 of costs relating to the refinancing project, and $1,537 of costs related to restructuring activities beginning in 2009.

(4)	Reflects the 2016 Dividend Transactions and Share Recapitalization.

(5)	Reflects (a) the 2016 Dividend Transactions, (b) the Share Recapitalization, (c) our entry into the Tax Receivable Agreement, (d) our issuance and sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (e) the repayment of approximately $ million of indebtedness outstanding under our Term Loan Facility and ABL Facility with a portion of the net proceeds of this offering. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of our initial public offering that will be determined at pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed above in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview and Background

We are one of the world’s largest door and window manufacturers, and we hold the #1 position by net revenues in the majority of the countries and markets we serve. We design, produce, and distribute an extensive range of interior and exterior doors, wood, vinyl, and aluminum windows, and related products for use in the new construction, repair, and remodeling of residential homes and, to a lesser extent, non-residential buildings.

We operate 115 manufacturing facilities in 19 countries, located primarily in North America, Europe, and Australia. For many product lines, our manufacturing processes are vertically integrated, enhancing our range of capabilities, our ability to innovate, and our quality control as well as providing supply chain, transportation, and working capital savings.

In October 2011, Onex acquired a majority of the combined voting power in the Company through the acquisition of convertible debt and convertible preferred equity. Onex owns the majority of our common equity on an as-converted basis, and Onex has appointed the majority of our board of directors.

Business Segments

Our business is organized in geographic regions to ensure integration across operations serving common end markets and customers. We have three reportable segments: North America (which includes limited activity in Chile and Peru), Europe, and Australasia. In the year ended December 31, 2015, our North American operations accounted for 60% of net revenues ($2,016 million), our European operations accounted for 29% of net revenues ($996 million), and our Australasian operations accounted for 11% of net revenues ($369 million). In the year ended December 31, 2014, our North American operations accounted for 57% of net revenues ($1,990 million), our European operations accounted for 31% of net revenues ($1,108 million), and our Australasian operations accounted for 12% of net revenues ($409 million). Financial information related to our business segments and geographic locations can be found in Note 20—Segment Information in our financial statements for the year ended December 31, 2015 included elsewhere in this prospectus.

Acquisitions

In October 2012, we acquired CraftMaster Manufacturing Inc., or “CMI”, headquartered in Towanda, Pennsylvania. CMI is a manufacturer and marketer of doors, door facings and exterior composite trim and is now part of our North America segment. The acquisition of CMI expanded our molded door production capacity and product offering in our North America segment.

In August 2015, we acquired Dooria AS, or “Dooria”, headquartered in Oslo, Norway. Dooria offers a complete range of doors, including interior, exterior, and specialty rated doors, in a wide variety of styles and is known for its high quality and innovative door designs and options. Dooria is now part of our Europe segment. The acquisition of Dooria expanded our production capabilities and product offering in the Scandinavian region.

In August 2015, we acquired Aneeta Window Systems Pty. Ltd., or “Aneeta”, headquartered in Melbourne, Australia. Aneeta is an industry leading manufacturer and supplier of sashless windows in Australia and is now part of our Australasia segment. The acquisition of Aneeta expanded our product portfolio to include innovative window system offerings to customers in Australia as well as North America.

In September 2015, we acquired Karona, Inc., or “Karona”, headquartered in Caledonia, Michigan. Karona offers a complete range of specialty stile and rail doors, including interior, exterior, and fire rated doors for both the residential and non-residential markets, and is known for its high quality and technical capabilities. Karona is now part of our North America segment. The acquisition of Karona fit our strategy to expand our capabilities and product offering in the North American specialty stile and rail market.

In October 2015, we acquired certain assets and liabilities of LaCantina Doors, Inc., or “LaCantina”, headquartered in Oceanside, California. LaCantina is a manufacturer of folding and multislide door systems and is now part of our North America segment. The acquisition of LaCantina improved our position in the popular and growing market for wall systems by giving us additional resources, capacity, and a leading brand in this growing segment of the market.

In February 2016, we acquired Trend Windows & Doors Pty. Ltd., or “Trend”, headquartered in Sydney, Australia. Trend is a leading manufacturer of doors and windows in Australia and is now part of our Australasia segment. The acquisition of Trend strengthened our market position in the Australian window market and expanded our product portfolio with new and innovative window designs.

In August 2016, we acquired the shares of Arcpac Building Products Limited, which includes its primary operating subsidiary Breezway Australia Pty Limited, or “Breezway”, headquartered in Brisbane, Australia. Breezway is a manufacturer of louvre window systems for the residential and commercial window markets. Breezway’s primary sales market is Australia and it also maintains a presence in Malaysia and Hawaii. The acquisition of Breezway is expected to strengthen our position in the Australian window market and expand our product portfolio with new and innovative window designs as well as other complementary products.

We paid an aggregate of approximately $172 million in cash (net of cash acquired) for the six businesses we acquired in 2015 and 2016, and in the aggregate they generated approximately $252 million of net revenues in the year ended December 31, 2015 on a stand-alone basis.

Factors and Trends Affecting Our Business

Drivers of Net Revenues

The key components of our net revenues include core net revenues (which we define to include the impact of pricing and volume/mix, as discussed further under the heading, “—Product Pricing and Volume/Mix” below), contribution from acquisitions made within the prior twelve months, and the impact of foreign exchange. Since the year ended December 31, 2013, our core net revenue growth was consistently positive with period over period increases of 2%, 3%, and 3% in the nine months ended September 24, 2016, and the years ended December 31, 2015 and December 31, 2014, respectively. During these same periods, the impact of our core growth on our net revenues was largely offset by the relative and fluctuating currency values in the geographies in which we operate, which we refer to as the impact of foreign exchange.

Since the year ended December 31, 2013, the individual components driving our core net revenues growth have shifted from growth based largely on increased pricing, to more balanced growth in both pricing and volume/mix. As described below, beginning late in 2013 we changed several aspects of our pricing strategy, which resulted in meaningful pricing benefits in the years ended the year ended December 31, 2014 and 2015. While volume/mix was less favorable in the years ended December 31, 2014 and 2015, we believe we are well positioned to experience improved volume/mix in 2016 due to increased demand for our products, our channel management investments, our brand and marketing initiatives, and our enhanced product offering stemming from recent acquisitions as well as new products we have developed internally. In the nine months ended September 24, 2016 compared to the nine months ended September 26, 2015, our core growth in net revenues was 2%, comprised of an approximate 2% increase in pricing while our volume/mix remained flat. Throughout this “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, percentage changes in pricing are based on management schedules and are not derived directly from our accounting records. For the same period in North America, our largest segment, our core growth in net revenues was 3%, comprised of an approximate 1% increase in volume/mix and an approximate 2% increase in pricing.

Product Demand

General business, financial market, and economic conditions globally and in the regions where we operate influence overall demand in our end markets and for our products. In particular, the following factors may have a direct impact on demand for our products in the countries and regions where our products are marketed and sold:

•	the strength of the economy;

•	employment rates and consumer confidence and spending rates;

•	the availability and cost of credit;

•	the amount and type of residential and non-residential construction;

•	housing sales and home values;

•	the age of existing home stock, home vacancy rates, and foreclosures;

•	interest rate fluctuations for our customers and consumers;

•	increases in the cost of raw materials or any shortage in supplies or labor;

•	the effects of governmental regulation and initiatives to manage economic conditions;

•	geographical shifts in population and other changes in demographics; and

•	changes in weather patterns.

In addition, we seek to drive demand for our products through the implementation of various strategies and initiatives. We believe we can enhance demand for our new and existing products by:

•	innovating and developing new products and technologies;

•	investing in branding and marketing strategies, including marketing campaigns in both print and social media, as well as our investments in new training centers and mobile training facilities; and

•	implementing channel initiatives to enhance our relationships with key customers, including implementing the True BLU dealer management program in North America.

Product Pricing and Volume/Mix

The price and mix of products that we sell are important drivers of our net revenues and net income. Under the heading “—Results of Operations” references to (i) “pricing” refer to the impact of price increases or decreases, as applicable, for particular products between periods and (ii) “volume/mix” refer to the combined impact of both the number of products we sell in a particular period and the types of products sold, in each case, on net revenues and net income. While we operate in a competitive market, pricing discipline is an important element of our strategy to achieve profitable growth through improved margins. Our strategies also include incentivizing our channel partners to sell our higher margin products and a renewed focus on innovation and the development of new technologies, which we believe will increase our sales volumes and the overall profitability of our product mix.

Changes in pricing trends for our products can have a material impact on our operations. During and immediately after the global financial crisis, our net revenues were negatively impacted by decreased demand and an increasingly competitive environment, resulting in unfavorable pricing trends, particularly in the North American door market. Furthermore, prior to our new senior executive team joining the Company, we often pursued a strategy in North America of pricing our products on an incremental contribution margin basis in an effort to grow volumes and generate operating leverage, which often led to competing on price and an inadequate return on our invested capital. In early 2014, our new management team began to strategically change our pricing strategy in several key areas. First, we focused on making strategic pricing decisions based on analysis of customer and product level profitability to restore profitability to underperforming lines of business. Second, we increased our emphasis on pricing optimization. As a result, our operations during 2014 and 2015 benefited from improved pricing, particularly in North America, where pricing returned to close to pre-crisis levels in some product lines across some market channels. Going forward, if the housing market continues to grow and economic factors remain positive, we believe that we will continue to benefit from a positive pricing environment. However, we do not believe the future benefits will be as significant as the pricing improvements we experienced during the 2013 to 2015 period.

Cost Reduction Initiatives

Prior to the ongoing operational transformation being executed by our new senior executive team, our operations were managed in a decentralized manner with varying degrees of emphasis on cost efficiency and limited focus on continuous improvement or strategic sourcing. Our new management team has a proven track record of implementing operational excellence programs at some of the world’s leading industrial manufacturing businesses, and we believe the same successes can be realized at JELD-WEN. Key areas of focus of our operational excellence program include:

•	reducing labor, overtime, and waste costs by optimizing manufacturing processes;

•	reducing or minimizing increases in material costs through strategic global sourcing and value-added re-engineering of components, in part by leveraging our significant spend and the global nature of our purchases; and

•	reducing warranty costs by improving quality.

We are in the early stages of implementing our strategic initiatives, including JEM, to develop the culture and processes of operational excellence and continuous improvement. These cost reduction initiatives, as well as plant closures and consolidations, headcount reductions, and various initiatives aimed at lowering production and overhead costs may not produce the intended results within the intended timeframe.

Raw Material Costs

Commodities such as vinyl extrusions, glass, aluminum, wood, steel, plastics, fiberglass, and other composites are major components in the production of our products. Changes in the underlying prices of these commodities have a direct impact on the cost of products sold. While we attempt to pass on a substantial portion of such cost increases to our customers, we may not be successful in doing so. In addition, our results of operations for individual quarters may be negatively impacted by a delay between the time of raw material cost increases and a corresponding price increase. Conversely, our results of operations for individual quarters may be positively impacted by a delay between the time of a raw material price decrease and a corresponding competitive pricing decrease.

Working Capital and Seasonality

Working capital, which is defined as accounts receivable plus inventory less accounts payable, fluctuates throughout the year and is affected by seasonality of sales of our products and of customer payment patterns. The peak season for home construction and remodeling in our North America and Europe segments, which represent the substantial majority of our revenues, generally corresponds with the second and third calendar quarters, and therefore our sales volume is usually higher during those quarters. Typically, working capital increases at the end of the first quarter and beginning of the second quarter in conjunction with, and in preparation for, our peak season, and working capital decreases starting in the third quarter as inventory levels and accounts receivable decline. Inventories will fluctuate for some raw materials with long delivery lead times, such as steel, as we work through prior shipments and take delivery of new orders.

Foreign Currency Exchange Rates

We report our consolidated financial results in U.S. dollars. Due to our international operations, the weakening or strengthening of foreign currencies against the U.S. dollar can affect our reported operating results and our cash flows as we translate our foreign subsidiaries’ financial statements from their reporting currencies into U.S. dollars. In the year ended December 31, 2015 compared to the year ended December 31, 2014, the appreciation of the U.S. dollar relative to the reporting currencies of our foreign subsidiaries resulted in lower reported results in such foreign reporting entities. In particular, the exchange rates used to translate our foreign subsidiaries’ financial results in the year ended December 31, 2015 compared to the year ended December 31, 2014 reflected, on average, the U.S. dollar strengthening against the Euro, Australian dollar, and Canadian dollar by 21%, 27%, and 20%, respectively. See “Risk Factors—Risks Relating to Our Business and Industry—Exchange rate fluctuations may impact our business, financial condition, and results of operations” and “—Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk”.

Public Company Costs

As a result of this initial public offering, we will incur additional legal, accounting, board compensation, and other expenses that we did not previously incur, including costs associated with Securities and Exchange Commission, or “SEC”, reporting and corporate governance requirements. These requirements include compliance with the Sarbanes-Oxley Act of 2002, as amended, as well as other rules implemented by the SEC and the national securities exchanges. Our financial statements following this offering will reflect the impact of these expenses.

Borrowings and Refinancings

Amounts outstanding under our prior credit facilities and 12.25% senior secured notes were repaid in October 2014. At such time, we entered into the Corporate Credit Facilities, which bear interest at substantially lower rates than the refinanced debt. In July 2015, we borrowed an additional $480 million under the Corporate Credit Facilities primarily to fund distributions to our shareholders. Accordingly, our results have been impacted by substantial changes in our net interest expense throughout the periods presented. See “—Liquidity and Capital Resources” below.

Components of our Operating Results

Net Revenues

Our net revenues are a function of sales volumes and selling prices, each of which is a function of product mix, and consist primarily of:

•	sales of a wide variety of interior and exterior doors, including patio doors, for use in residential and non-residential applications, with and without frames, to a broad group of wholesale and retail customers in all of our geographic markets;

•	sales of a wide variety of windows for both residential and certain non-residential uses, to a broad group of wholesale and retail customers primarily in North America, Australia, and the United Kingdom; and

•	other sales, including sales of moldings, trim board, cut stock, glass, stairs, hardware and locks, door skins, shower enclosures, wardrobes, window screens, and miscellaneous installation and other services revenue.

Net revenues do not include internal transfers of products between our component manufacturing, product manufacturing and assembly, and distribution facilities.

Cost of Sales

Cost of sales consists primarily of material costs, direct labor and benefit costs, including payroll taxes, repair and maintenance, depreciation, utility, rent and warranty expenses, outbound freight, and insurance and benefits, supervision and tax expenses. Detail for each of these items is provided below.

•	Material Costs. The single largest component of cost of sales is material costs, which include raw materials, components and finished goods purchased for use in manufacturing our products or for resale. Our most significant material costs include glass, wood, wood components, doors, door facings, door parts, hardware, vinyl extrusions, steel, fiberglass, packaging materials, adhesives, resins and other chemicals, core material, and aluminum extrusions. The cost of each of these items is impacted by global supply and demand trends, both within and outside our industry, as well as commodity price fluctuations, conversion costs, energy costs, and transportation costs. See “—Quantitative and Qualitative Disclosures About Market Risk—Raw Materials Risk”.

•	Direct Labor and Benefit Costs. Direct labor and benefit costs reflect a combination of production hours, average headcount, general wage levels, payroll taxes, and benefits provided to employees. Direct labor and benefit costs include wages, overtime, payroll taxes, and benefits paid to hourly employees at our facilities that are involved in the production and/or distribution of our products. These costs are generally managed by each facility and headcount is adjusted according to overall and seasonal production demand. We run multi-shift operations in many of our facilities to maximize return on assets and utilization. Direct labor and benefit costs fluctuate with headcount, but generally tend to increase with inflation due to increases in wages and health benefit costs.

•	Repair and Maintenance, Depreciation, Utility, Rent, and Warranty Expenses.

•	Repairs and maintenance costs consist of equipment and facility maintenance expenses, purchases of maintenance supplies, and the labor costs involved in performing maintenance on our equipment and facilities.

•	Depreciation includes depreciation expense associated with our production assets and plants.

•	Rent is predominantly comprised of lease costs for facilities we do not own as well as vehicle fleet and equipment lease costs. Facility leases are typically multi-year and may include increases tied to certain measures of inflation.

•	Warranty expenses represent all costs related to servicing warranty claims and product issues and are mostly related to our window products sold in the United States and Canada.

•	Outbound Freight. Outbound freight includes payments to third-party carriers for shipments of orders to our customers, as well as driver, vehicle, and fuel expenses when we deliver orders to customers. The majority of our products are shipped by third-party carriers.

•	Insurance and Benefits, Supervision, and Tax Expenses.

•	Insurance and benefit costs are the expenses relating to our insurance programs, health benefits, retirement benefit programs (including the pension plan), and other benefits that are not included in direct labor and benefits costs.

•	Supervision costs are the wages and bonus expenses related to plant managers. Both insurance and benefits and supervision expenses tend to be influenced by headcount and wage levels.

•	Tax costs are mostly payroll taxes for employees not included in direct labor and benefit costs, and property taxes. Tax expenses are impacted by changes in tax rates, headcount and wage levels, and the number and value of properties owned.

In addition, an appropriate portion of each of the insurance and benefits, supervision and tax expenses are allocated to selling, general, and administrative expenses.

Selling, general, and administrative expenses

Selling, general, and administrative expenses, or “SG&A”, consist primarily of research and development, sales and marketing, and general and administrative expenses.

Research and Development. Research and development expenses consist primarily of personnel expenses related to research and development, consulting and contractor expenses, tooling and prototype materials, and overhead costs allocated to such expenses. Substantially all of our research and development expenses are related to developing new products and services and improving our existing products and services. To date, research and development expenses have been expensed as incurred, because the period between achieving technological feasibility and the release of products and services for sale has been short and development costs qualifying for capitalization have been insignificant.

We expect our research and development expenses to increase in absolute dollars as we continue to make significant investments in developing new products and enhancing existing products.

Sales and Marketing. Sales and marketing expenses consist primarily of advertising and marketing promotions of our products and services and related personnel expenses, as well as sales incentives, trade show and event costs, sponsorship costs, consulting and contractor expenses, travel, display expenses, and related amortization. Sales and marketing expenses are generally variable expenses and not fixed expenses. We expect our sales and marketing expenses to increase in absolute dollars as we continue to actively promote our products and services.

General and Administrative. General and administrative expenses consist of personnel expenses for our finance, legal, human resources, and administrative personnel, as well as the costs of professional services, any allocated overhead, information technology, amortization of intangible assets acquired, and other administrative expenses. We expect our general and administrative expenses to increase in absolute dollars due to the anticipated growth of our business and related infrastructure as well as legal, accounting, insurance, investor relations, and other costs associated with becoming a public company.

Impairment and Restructuring Costs

Impairment and restructuring costs consist primarily of all salary-related severance benefits that are accrued and expensed when a restructuring plan has been put into place, the plan has received approval from the appropriate level of management and the benefit is probable and reasonably estimable. In addition to salary-related costs, we incur other restructuring costs when facilities are closed or capacity is realigned within the organization. Upon termination of an employment or commercial contract we record liabilities and expenses pursuant to the terms of the relevant agreement. For non-contractual restructuring activities, liabilities and expenses are measured and recorded at fair value in the period in which they are incurred.

Interest Expense, Net

Interest expense, net relates primarily to interest payments on our then-outstanding credit facilities (and debt securities in 2014). Debt issuance costs related to our indebtedness are included as an offset to long-term debt in the accompanying consolidated balance sheets and are amortized to interest expense over the life of the applicable facility using the effective interest method. See Note 17—Long-Term Debt in our financial statements for the year ended December 31, 2015 included elsewhere in this prospectus.

Other Expense (Income), Net

Other expense (income), net includes profit and losses related to various miscellaneous non-operating expenses.

Income Taxes

Income taxes are recorded using the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the date of enactment. A valuation allowance is recorded to reduce deferred tax assets to an amount that is anticipated to be realized on a more likely than not basis. Our consolidated effective income tax rate is primarily the weighted average of federal, state and provincial rates in various countries where we have operations. Our income tax rate is also affected by estimates of our ability to realize tax assets and changes in tax laws. As of December 31, 2015, our federal, state, and foreign net operating loss carryforwards were $1,705.8 million in the aggregate and $205.0 million of such net operating loss carryforwards do not expire. In connection with this offering, we will declare a dividend of the rights under and enter into a Tax Receivable Agreement that will provide for the payment by us to our Pre-IPO Shareholders of 85% of the amount of tax benefits, if any, that we actually realize (or in some circumstances are deemed to realize) as a result of (i) the Pre-IPO Tax Attributes and (ii) certain other tax benefits related to our making payments under the Tax Receivable Agreement. Following this offering, we expect to use cash and borrowings under our revolving credit facilities to fund any payments that we will be required to make under the Tax Receivable Agreement. See Note 19—Income Taxes in our financial statements for the year ended December 31, 2015 included elsewhere in this prospectus and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement”.

Results of Operations

The tables in this section summarize key components of our results of operations for the periods indicated, both in U.S. dollars and as a percentage of our net revenues. All percentages presented in this section have been rounded to the nearest whole number. Accordingly, totals may not equal the sum of the line items in the tables below.

	Nine Months Ended		Year Ended December 31,
	September 24, 2016	September 26, 2015	2015	2014	2013
	(dollars in thousands)

Net revenues	$2,693,630	$2,490,112	$3,381,060	$3,507,206	$3,456,539
Cost of sales	2,112,185	1,994,968	2,715,125	2,919,864	2,946,463

Gross margin	581,445	495,144	665,935	587,342	510,076
Selling, general and administrative	408,360	370,021	512,126	488,477	482,088
Impairment and restructuring charges	9,045	15,557	21,342	38,388	42,004

Operating income (loss)	164,040	109,566	132,467	60,477	(14,016)
Interest expense, net	(53,725)	(40,549)	(60,632)	(69,289)	(71,362)
Loss on extinguishment of debt	—	—	—	(51,036)	—
Other income	8,960	9,979	14,120	515	12,323

Income (loss) before taxes, equity earnings (loss) and discontinued operations	119,275	78,996	85,955	(59,333)	(73,055)
Income tax (expense) benefit	5,633	(7,575)	5,435	(18,942)	(1,142)

Income (loss) from continuing operations, net of tax	124,908	71,421	91,390	(78,275)	(74,197)
Loss from discontinued operations, net of tax	(2,845)	(2,045)	(2,856)	(5,387)	(5,863)
Gain on sale of discontinued operations, net of tax	—	—	—	—	10,711
Equity earnings (loss) of non-consolidated entities	2,450	1,233	2,384	(447)	943

Net income (loss)	$124,513	$70,609	$90,918	$(84,109)	$(68,406)

Other financial data:
Adjusted EBITDA(1)	$291,099	$232,895	$310,986	$229,849	$153,210
Adjusted EBITDA margin(1)	10.8%	9.4%	9.2%	6.6%	4.4%

(1)	Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. For a discussion of our presentation of Adjusted EBITDA, see footnote 3 to the table under the heading “Selected Consolidated Financial Data”. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net revenues.

Comparison of the Nine Months Ended September 24, 2016 and September 26, 2015

	Nine Months Ended
	September 24, 2016		September 26, 2015
	(dollars in thousands)

		% of Net Revenues		% of Net Revenues	% Variance
Net revenues	$2,693,630	100.0%	$2,490,112	100.0%	8.2%
Cost of sales	2,112,185	78.4%	1,994,968	80.1%	5.9%

Gross margin	581,445	21.6%	495,144	19.9%	17.4%
Selling, general and administrative	408,360	15.2%	370,021	14.9%	10.4%
Impairment and restructuring charges	9,045	0.3%	15,557	0.6%	-41.9%

Operating income	164,040	6.1%	109,566	4.4%	49.7%
Interest expense, net	(53,725)	-2.0%	(40,549)	-1.6%	32.5%
Other income	8,960	0.3%	9,979	0.4%	-10.2%

Income before taxes, equity earnings and discontinued operations	119,275	4.4%	78,996	3.2%	51.0%
Income tax benefit (expense)	5,633	0.2%	(7,575)	-0.3%	-174.4%

Income from continuing operations, net of tax	124,908	4.6%	71,421	2.9%	74.9%
Loss from discontinued operations, net of tax	(2,845)	-0.1%	(2,045)	-0.1%	39.1%
Equity in earnings of non-consolidated entities	2,450	0.1%	1,233	0.0%	98.7%

Net income	$124,513	4.6%	$70,609	2.8%	76.3%

Segment Results
	Nine Months Ended
	September 24, 2016		September 26, 2015
	(dollars in thousands)

		% of Net Revenues		% of Net Revenues	% Variance
Net revenues
North America	$1,579,885	58.7%	$1,488,570	59.8%	6.1%
Europe	752,199	27.9%	727,824	29.2%	3.3%
Australasia	361,546	13.4%	273,718	11.0%	32.1%

Total Consolidated	$2,693,630	100.0%	$2,490,112	100.0%	8.2%

Adjusted EBITDA(1)
North America	$ 185,692		$158,755		17.0%
Europe	90,417		71,628		26.2%
Australasia	40,246		29,951		34.4%
Corporate and unallocated costs	(25,256)		(27,439)		-8.0%

Total Consolidated	$291,099		$232,895		25.0%

Adjusted EBITDA as a percentage of
segment net revenues
North America	11.8%		10.7%
Europe	12.0%		9.8%
Australasia	11.1%		10.9%
Total Consolidated	10.8%		9.4%

(1)	Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. For a discussion of our presentation of Adjusted EBITDA, see footnote 3 to the table under the heading “Selected Consolidated Financial Data”.

Consolidated Results

Net Revenues—Net revenues increased $203.5 million, or 8.2%, to $2,693.6 million in the nine months ended September 24, 2016 from $2,490.1 million in the nine months ended September 26, 2015. The increase in net revenues was primarily due to a 7% increase associated with our recent acquisitions described under the heading “Acquisitions” above. Our core net revenues increased 2%, comprised primarily of an increase in pricing as a result of implementing our pricing optimization strategy. These increases were partially offset by an unfavorable foreign exchange impact of 1%.

Gross Margin—Gross margin increased $86.3 million, or 17.4%, to $581.4 million in the nine months ended September 24, 2016 from $495.1 million in the nine months ended September 26, 2015. Gross margin as a percentage of net revenues was 21.6% in the nine months ended September 24, 2016 and 19.9% in the nine months ended September 26, 2015. The increases in gross margin and gross margin percentage were due to acquisitions, price increases, and improved productivity, partially offset by the weakening of the British Pound, Canadian dollar and the Australian dollar in the current period which resulted in an unfavorable translation impact of $4.0 million.

SG&A Expense—SG&A expense increased $38.3 million, or 10.4%, to $408.3 million in the nine months ended September 24, 2016 from $370.0 million in the nine months ended September 26, 2015. SG&A expense as a percentage of net revenues was 15.2% for the nine months ended September 24, 2016 and 14.9% for the nine months ended September 26, 2015. The increases in SG&A expense and SG&A expense percentage were primarily due to investments in marketing and key sourcing initiatives and SG&A from our recently completed acquisitions, partially offset by the weakening of the British Pound, Canadian dollar and the Australian dollar in the current period which resulted in a favorable translation impact of $4.7 million.

Impairment and Restructuring Charges—Impairment and restructuring charges decreased $6.5 million, or 41.9%, to $9.1 million in the nine months ended September 24, 2016 from $15.6 million in the nine months ended September 26, 2015. The charges in the nine months ended September 24, 2016 consisted primarily of ongoing personnel and plant closure costs of approximately $8.1 million as well as a $1.0 million impairment charge related to a held-for-sale building in Europe. The charges for the nine months ended September 26, 2015 consisted of $13.9 million for various plant and personnel restructuring and severance costs, a $1.5 million impairment charge related to an equity investment and related note receivable, and $0.2 million of asset impairment charges.

Interest Expense, Net—Interest expense, net increased $13.2 million, or 32.5%, to an expense of $53.7 million in the nine months ended September 24, 2016 from an expense of $40.5 million in the nine months ended September 26, 2015. The increase was primarily due to the incremental interest expense associated with the $480 million of incremental term loans borrowed in July 2015.

Income Taxes—Income tax benefit in the nine months ended September 24, 2016 was $5.6 million, compared to an expense of $7.6 million in the nine months ended September 26, 2015. The effective tax rate in the nine months ended September 24, 2016 was (4.7)% compared to an effective tax rate of 9.6% in the nine months ended September 26, 2015. The increased tax benefit of $13.2 million was due primarily to the net release of our valuation allowance of $29.4 million offset by an increase in tax expense of $3.3 million attributable to the earnings mix in the nine months ended September 24, 2016, compared to a prior period income tax benefit of $12.9 million attributable to a favorable federal audit adjustment.

Segment Results

North America

Net revenues in North America increased $91.3 million, or 6.1%, to $1,579.9 million in the nine months ended September 24, 2016 from $1,488.6 million in the nine months ended September 26, 2015. The increase in net revenues was primarily due to an increase in core net revenues of 3%, comprised of an increase in volume/mix of approximately 1% and an increase in pricing of approximately 2%. The increase in volume/mix was the result of increased demand for our products driven by our profitable growth initiatives. The increase in pricing was the result of implementing our pricing optimization strategy. Additionally, the acquisitions of Karona and LaCantina provided a 4% increase in net revenues. These increases were partially offset by an unfavorable foreign exchange impact of 1%.

Adjusted EBITDA in North America increased $26.9 million, or 17.0%, to $185.7 million in the nine months ended September 24, 2016 from $158.8 million in the nine months ended September 26, 2015. The increase in Adjusted EBITDA was primarily due to increased pricing and volume/mix partially offset by professional fees associated with our sourcing initiatives and increased marketing and advertising expenses.

Europe

Net revenues in Europe increased $24.4 million, or 3.3%, to $752.2 million in the nine months ended September 24, 2016 from $727.8 million in the nine months ended September 26, 2015. The increase in net revenues was primarily due to an increase in core net revenues of 1%, comprised of an increase in pricing of approximately 2%, partially offset by a decrease in volume/mix of approximately 1%. The increase in pricing was the result of implementing our pricing optimization strategy. The decrease in volume/mix was primarily a result of the realignment of our customer and product portfolio aimed at driving profitable growth. Additionally, the acquisition of Dooria provided a 4% increase in net revenues. These increases were partially offset by an unfavorable foreign exchange impact of 2%.

Adjusted EBITDA in Europe increased $18.8 million, or 26.2%, to $90.4 million in the nine months ended September 24, 2016 from $71.6 million in the nine months ended September 26, 2015. The increase in Adjusted EBITDA was primarily due to the increase in pricing and the closure of a facility in France in 2015.

Australasia

Net revenues in Australasia increased $87.8 million, or 32.1%, to $361.5 million in the nine months ended September 24, 2016 from $273.7 million in the nine months ended September 26, 2015. The increase in net revenues was primarily due to an increase in core net revenues of 1%, comprised primarily of an increase in pricing. The increase in pricing was the result of implementing our pricing optimization strategy. Volume/mix was flat in the nine months ended September 24, 2016 as organic growth in certain regions was offset by economic weakness in Western Australia. Additionally, the acquisitions of Trend and Aneeta provided a 34% increase in net revenues. These increases were partially offset by an unfavorable foreign exchange impact of 3%.

Adjusted EBITDA in Australasia increased $10.3 million, or 34.4%, to $40.3 million in the nine months ended September 24, 2016 from $30.0 million in the nine months ended September 26, 2015. The increase in Adjusted EBITDA was primarily due to the acquisitions of Trend and Aneeta and reduced material costs, partially offset by the decrease in volume/mix and an unfavorable foreign exchange impact.

Comparison of the Year Ended December 31, 2015 to the Year Ended December 31, 2014

	Year Ended December 31,
	2015		2014
	(dollars in thousands)

		% of Net Revenues		% of Net Revenues	% Variance
Net revenues	$3,381,060	100.0%	$3,507,206	100.0%	-3.6%
Cost of sales	2,715,125	80.3%	2,919,864	83.3%	-7.0%

Gross margin	665,935	19.7%	587,342	16.7%	13.4%
Selling, general and administrative	512,126	15.1%	488,477	13.9%	4.8%
Impairment and restructuring charges	21,342	0.6%	38,388	1.1%	-44.4%

Operating income (loss)	132,467	3.9%	60,477	1.7%	119.0%
Interest expense, net	(60,632)	1.8%	(69,289)	2.0%	-12.5%
Loss on extinguishment of debt	—	0.0%	(51,036)	1.5%	-100.0%
Other income (expense)	14,120	0.4%	515	0%	NM

Income (loss) before taxes, equity earnings (loss) and discontinued operations	85,955	2.5%	(59,333)	1.7%	NM
Income tax benefit (expense)	5,435	0.2%	(18,942)	0.5%	-128.7%

Income (loss) from continuing operations, net of tax	91,390	2.7%	(78,275)	2.2%	NM
Income (loss) from discontinued operations, net of tax	(2,856)	0.1%	(5,387)	0.2%	-47.0%
Equity earnings (loss) of non-consolidated entities	2,384	0.1%	(447)	0.0%	NM

Net income (loss)	$90,918	2.7%	$(84,109)	2.4%	NM

Other financial data:
Adjusted EBITDA(1)	$310,986	9.2%	$229,849	6.6%	35.3%

(1)	Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. For a discussion of our presentation of Adjusted EBITDA, see footnote 3 to the table under the heading “Selected Consolidated Financial Data”.

Consolidated Results

Net revenues—Net revenues decreased $126.1 million, or 3.6%, to $3,381.1 million in the year ended December 31, 2015 from $3,507.2 million in the year ended December 31, 2014. The decrease in net revenues was primarily due to an unfavorable foreign exchange impact of 8%, partially offset by a 3% increase in core net revenues, primarily comprised of an increase in pricing. The increase in pricing was the result of implementing our pricing optimization strategy. Volume/mix did not have a material impact on net revenues as increased demand in certain markets was offset by the strategic realignment of our customer and product portfolio in North America aimed at driving profitable growth. Additionally, acquisitions provided a 1% increase in net revenues.

Gross Margin—Gross margin increased $78.6 million, or 13.4%, to $665.9 million in the year ended December 31, 2015 from $587.3 million in the year ended December 31, 2014. Gross margin as a percentage of net revenues was 19.7% in the year ended December 31, 2015 and 16.7% in the year ended December 31, 2014. The increase in gross margin and gross margin percentage was primarily due to the increase in pricing in all of our segments, increased volume/mix in Europe and Australasia, and savings from cost reduction initiatives, partially offset by the unfavorable impact of foreign exchange.

SG&A Expense—SG&A expense increased $23.6 million, or 4.8%, to $512.1 million in the year ended December 31, 2015 from $488.5 million in the year ended December 31, 2014. SG&A expense as a percentage of net revenues was 15.1% in the year ended December 31, 2015 and 13.9% in the year ended December 31, 2014. The increases in SG&A expense and SG&A expense percentage were primarily due to our performance-based management incentive compensation, amortization of share-based compensation, a distribution to holders of our stock options related to the July 2015 cash distribution to our shareholders, and a legal settlement related to a former subsidiary, offset by the impact of foreign exchange.

Impairment and Restructuring Charges—Impairment and restructuring charges decreased $17.0 million, or 44.4%, to $21.3 million in the year ended December 31, 2015 from $38.4 million in the year ended December 31, 2014. The charges in the year ended December 31, 2015 consisted of $13.4 million of impairment and restructuring charges in Europe primarily due to the closure of one of our three French manufacturing facilities, $2.0 million of charges related to the consolidation of our fiber door skin designs, and $1.5 million of impairment charges related to a non-core equity investment and related notes receivable. The remaining charges of $4.4 million are primarily related to personnel restructuring. The charges in the year ended December 31, 2014 consisted of $7.1 million of impairment charges primarily related to facility closures, excess real estate, and manufacturing process changes, $13.7 million in severance costs primarily related to executive and other administrative management restructuring, $8.6 million for one-time payments related to the restructuring of our management incentive plan, which was revised to decrease the number of participants, $3.3 million for lease termination and other costs related to the relocation and downsizing of our aviation department, $2.0 million for process reengineering and $3.6 million in other individually immaterial charges across all regions.

Interest Expense, Net—Interest expense, net decreased $8.7 million, or 12.5%, to an expense of $60.6 million in the year ended December 31, 2015 from an expense of $69.3 million in the year ended December 31, 2014. The decrease was primarily due to lower interest rates in the year ended December 31, 2015 on outstanding debt as a result of refinancing certain debt in October 2014, partially offset by interest expense on the incremental term loan borrowings incurred in July 2015.

Loss on Debt Extinguishment—In the year ended December 31, 2014, we redeemed all of our outstanding 12.25% senior secured notes and incurred a loss of $51.0 million as a result of the redemption. The loss consisted of a redemption premium over face value of $28.4 million and the write-off of $22.6 million in unamortized fees associated with our former senior secured credit facility.

Other Income (Expense)—Total other income increased $13.6 million to $14.1 million in the year ended December 31, 2015 from $0.5 million in the year ended December 31, 2014. The increase was primarily due to gains on the settlement of foreign exchange contracts associated with our hedging program.

Income Taxes—Income tax benefit in the year ended December 31, 2015 was $5.4 million compared to an expense of $18.9 million in the year ended December 31, 2014. The effective income tax rate for our continuing operations was (6.3)% and 31.9% in the years ended December 31, 2015 and 2014, respectively. The reduction in tax expense of $24.4 million for the year ended December 31, 2015 was driven by an $86.2 million benefit from changes in valuation allowances in several countries as a result of improvements in our operating results in such countries, a significant improvement in our domestic results, and an $8.3 million benefit from the favorable settlement of various tax matters related to our 2007 and 2008 tax years, partially offset by a charge of $11.6 million for uncertain tax positions related to changes in how we run our business in Europe, a $4.0 million charge related to nontaxable/nondeductible items stemming from purchase accounting adjustments, and various other charges totaling $3.6 million.

Segment Results

	Year Ended December 31,
	2015	2014
	(dollars in thousands)
Net revenues from external customers			% Variance
North America	$2,015,715	$1,989,621	1.3%
Europe	996,014	1,108,390	-10.1%
Australasia	369,331	409,195	-9.7%

Total Consolidated	$3,381,060	$3,507,206	-3.6%

Percentage of total consolidated net revenues
North America	59.6%	56.7%
Europe	29.5%	31.6%
Australasia	10.9%	11.7%

Total Consolidated	100.0%	100.0%

Adjusted EBITDA(1)
North America	$201,660	$114,086	76.8%
Europe	99,540	100,570	-1.0%
Australasia	40,453	40,783	-0.8%
Corporate and unallocated costs	(30,667)	(25,590)	19.8%

Total Consolidated	$310,986	$229,849	35.3%

Adjusted EBITDA as a percentage of segment net revenues
North America	10.0%	5.7%
Europe	10.0%	9.1%
Australasia	11.0%	10.0%
Total Consolidated	9.2%	6.6%

(1)	Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. For a discussion of our presentation of Adjusted EBITDA, see footnote 3 to the table under the heading “Selected Consolidated Financial Data”.

North America

Net revenues in North America increased $26.1 million, or 1.3%, to $2,015.7 million in the year ended December 31, 2015 from $1,989.6 million in the year ended December 31, 2014. The increase in net revenues was primarily due to an increase in core net revenues of 2%, comprised of an increase in pricing of approximately 5%, partially offset by a decrease in volume/mix of approximately 3%. The increase in pricing was the result of implementing our pricing optimization strategy. The decrease in volume/mix was primarily a result of the realignment of our customer and product portfolio aimed at driving profitable growth. Additionally, the acquisitions of Karona and LaCantina provided a 1% increase in net revenues. These increases were partially offset by an unfavorable foreign exchange impact of 2%.

Adjusted EBITDA in North America increased $87.6 million, or 76.8%, to $201.7 million in the year ended December 31, 2015 from $114.1 million in the year ended December 31, 2014. The increase was primarily due to the increase in pricing and cost reduction initiatives, partially offset by increased investment in channel management and brand and marketing initiatives and the impact of unfavorable foreign exchange.

Europe

Net revenues in Europe decreased $112.4 million, or 10.1%, to $996.0 million in the year ended December 31, 2015 from $1,108.4 million in the year ended December 31, 2014. The decrease in net revenues was primarily due to an unfavorable foreign exchange impact of 16%, partially offset by an increase in core net revenues of 4%, comprised of an increase in volume/mix of approximately 2% and an increase in pricing of approximately 2%. The increase in volume/mix was the result of increased demand for our products driven by our profitable growth initiatives. The increase in pricing was the result of implementing our pricing optimization strategy. Additionally, the acquisition of Dooria provided a 2% increase in net revenues.

Adjusted EBITDA in Europe decreased $1.0 million, or 1.0%, to $99.5 million in the year ended December 31, 2015 from $100.6 million in the year ended December 31, 2014. The decrease was primarily due to the unfavorable impact of foreign exchange, partially offset by the increase in volume/mix and the increase in pricing.

Australasia

Net revenues in Australasia decreased $39.9 million, or 9.7%, to $369.3 million in the year ended December 31, 2015 from $409.2 million in the year ended December 31, 2014. The decrease in net revenues was primarily due to an unfavorable foreign exchange impact of 18%, partially offset by an increase in core net revenues of 7%, comprised of an increase in volume/mix of approximately 5% and an increase in pricing of approximately 2%. The increase in volume/mix was the result of increased demand for our products driven by our profitable growth initiatives. The increase in pricing was the result of implementing our pricing optimization strategy. Additionally, the acquisition of Aneeta provided a 1% increase in net revenues.

Adjusted EBITDA in Australasia decreased $0.3 million, or 0.8%, to $40.5 million in the year ended December 31, 2015 from $40.8 million in the year ended December 31, 2014. The decrease in Adjusted EBITDA was primarily due to the unfavorable impact of foreign exchange, partially offset by the increase in volume/mix and the increase in pricing.

Comparison of the Year Ended December 31, 2014 to the Year Ended December 31, 2013

	Year Ended December 31,
	2014		2013
	(dollars in thousands)

		% of Net Revenues		% of Net Revenues	% Variance
Net revenues	$3,507,206	100.0%	$3,456,539	100.0%	1.5%
Cost of sales	2,919,864	83.3%	2,946,463	85.2%	-0.9%

Gross margin	587,342	16.7%	510,076	14.8%	15.1%
Selling, general and administrative	488,477	13.9%	482,088	13.9%	1.3%
Impairment and restructuring charges	38,388	1.1%	42,004	1.2%	-8.6%

Operating income (loss)	60,477	1.7%	(14,016)	0.4%	NM
Interest expense, net	(69,289)	2.0%	(71,362)	2.1%	-2.9%
Loss on extinguishment of debt	(51,036)	1.5%	—	0.0%	NM
Other income (expense)	515	0.0%	12,323	0.4%	-95.8%

Loss before taxes, equity (loss) earnings (loss) and discontinued operations	(59,333)	1.7%	(73,055)	2.1%	-18.8%
Income tax expense	(18,942)	0.5%	(1,142)	0.0%	NM

Loss from continuing operations, net of tax	(78,275)	2.2%	(74,197)	2.1%	5.5%
Loss from discontinued operations, net of tax	(5,387)	0.2%	(5,863)	0.2%	-8.1%
Gain on sale of discontinued operations, net of tax	—	0.0%	10,711	0.3%	-100.0%
Equity (loss) earnings of non-consolidated entities	(447)	0.0%	943	0.0%	-147.4%

Net income (loss)	$(84,109)	2.4%	$(68,406)	2.0%	23.0%

Other financial data:
Adjusted EBITDA(1)	$229,849	6.6%	$153,210	4.4%	50.0%

(1)	Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. For a discussion of our presentation of Adjusted EBITDA, see footnote 3 to the table under the heading “Selected Consolidated Financial Data”.

Consolidated Results

Net Revenues—Net revenues increased $50.7 million, or 1.5%, to $3,507.2 million in the year ended December 31, 2014 from $3,456.5 million in the year ended December 31, 2013. The increase in net revenues was primarily due to an increase of 3% in core net revenues, primarily comprised of an increase in pricing. The increase in pricing was the result of implementing our pricing optimization strategy. Volume/mix did not have a material impact on net revenues, as increased demand in certain markets was offset by the realignment of our customer and product portfolio and our focus on profitable growth. The increase in core net revenues was partially offset by an unfavorable foreign exchange impact of 1%.

Gross Margin—Gross margin increased $77.3 million, or 15.1%, to $587.3 million in the year ended December 31, 2014 from $510.1 million in the year ended December 31, 2013. Gross margin as a percentage of net revenues was 16.7% in the year ended December 31, 2014 and 14.8% in the year ended December 31, 2013. The increase in gross margin and gross margin percentage was primarily due to the increase in pricing in all of our segments and the increase in volume/mix in Europe and Australasia, partially offset by a decrease in volume/mix in North America and the unfavorable impact of foreign exchange.

SG&A Expense—SG&A expense increased $6.4 million, or 1.3%, to $488.5 million in the year ended December 31, 2014 from $482.1 million in the year ended December 31, 2013. SG&A expense as a percentage of net revenues was 13.9% in the year ended December 31, 2014, unchanged from the prior year. The increase in SG&A expense was primarily due to a charge for a legal settlement related to our ESOP, an increase in the provisions for our performance-based management incentive plan, and an increase in our share-based compensation plan over the prior year, partially offset by the impact of foreign exchange.

Impairment and Restructuring Charges—Impairment and restructuring charges decreased $3.6 million, or 8.6%, to $38.4 million in the year ended December 31, 2014 from $42.0 million in the year ended December 31, 2013. The charges in the year ended December 31, 2014 consisted of $7.1 million of impairment charges primarily related to facility closures, excess real estate and manufacturing process changes, $13.7 million of severance costs related primarily to executive and other administrative management restructuring and $8.6 million for one-time payments related to the restructuring of our management incentive plan which was revised to decrease the number of participants. In addition, in the year ended December 31, 2014, we recorded restructuring charges of $3.3 million for lease termination and other costs related to the relocation and downsizing of our aviation department, $2.0 million for process reengineering, and $3.6 million of other charges. The charges in the year ended December 31, 2013 consisted of $12.2 million of impairments related to facility closures, $12.5 million for settlement of a lawsuit, and $17.3 million of restructuring charges related to various personnel and plant restructuring and severance costs.

Interest Expense, Net—Interest expense, net decreased $2.1 million, or 2.9%, to an expense of $69.3 million in the year ended December 31, 2014 from an expense of $71.4 million in the year ended December 31, 2013. The decrease was primarily due to the refinancing of our 12.25% senior secured notes completed in October 2014.

Loss on Debt Extinguishment—In the year ended December 31, 2014, we redeemed all of outstanding 12.25% senior secured notes and incurred a loss of $51.0 million as a result of the redemption. The loss consisted of a redemption premium over face value of $28.4 million and the write-off of $22.6 million in unamortized fees associated with our former senior secured credit facility.

Other Income (Expense)—Total other income decreased $11.8 million, or 95.8%, to $0.5 million in the year ended December 31, 2014 from $12.3 million in the year ended December 31, 2013. The decrease was primarily due to lower gains on foreign currency hedging transactions, sales of property, plant, and equipment, and sales of discontinued operations.

Income Taxes—Income tax expense in the year ended December 31, 2014 was $18.9 million compared to $1.1 million in the year ended December 31, 2013. The effective income tax rate for our continuing operations was 31.9% and 1.6% in the years ended December 31, 2014 and 2013, respectively. The primary driver for the effective tax rate fluctuation relates to a benefit recorded in the year ended December 31, 2013 of approximately $34.1 million which reduced the effective rate in that year. This benefit was associated with a reduction in pension liabilities (income) classified in other comprehensive income. Under the exception of ASC 740-20-45-7, where a Company has a full valuation allowance, current year losses in continuing operations and net income in other comprehensive income, the tax charge associated with the net income in other comprehensive income is to be recorded as a component of the tax provision for continuing operations. In addition, there was a reduction in expense related to a year-over-year decline in our foreign sourced dividends of $5.3 million, offset by an increase in favorable IRS adjustments of $5.3 million.

Segment Results

	Year Ended December 31,
	2014	2013
	(dollars in thousands)
			% Variance
Net revenues from external customers
North America	$1,989,621	$1,974,457	0.8%
Europe	1,108,390	1,071,252	3.5%
Australasia	409,195	410,830	-0.4%

Total Consolidated	$3,507,206	$3,456,539	1.5%

Percentage of total consolidated net revenues
North America	56.7%	57.1%
Europe	31.6%	31.0%
Australasia	11.7%	11.9%

Total Consolidated	100.0%	100.0%

Adjusted EBITDA(1)
North America	$114,086	$49,920	128.5%
Europe	100,570	94,102	6.9%
Australasia	40,783	34,222	19.2%
Corporate and unallocated costs	(25,590)	(25,034)	2.2%

Total Consolidated	$229,849	$153,210	50.0%

Adjusted EBITDA as a percentage of segment net revenues
North America	5.7%	2.5%
Europe	9.1%	8.8%
Australasia	10.0%	8.3%
Total Consolidated	6.6%	4.4%

(1)	Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. For a discussion of our presentation of Adjusted EBITDA, see footnote 3 to the table under the heading “Selected Consolidated Financial Data”.

North America

Net revenues in North America increased $15.2 million, or 0.8%, to $1,989.6 million in the year ended December 31, 2014 from $1,974.5 million in the year ended December 31, 2013. The increase in net revenues was primarily due to an increase in core net revenues of 2%, comprised of an increase in pricing of approximately 5%, partially offset by a decrease in volume/mix of approximately 3%. The increase in pricing was the result of implementing our pricing optimization strategy. The decrease in volume/mix was primarily a result of the realignment of our customer and product portfolio aimed at driving profitable growth. The increase in core net revenues was partially offset by an unfavorable foreign exchange impact of 1%.

Adjusted EBITDA in North America increased $64.2 million, or 128.5%, to $114.1 million in the year ended December 31, 2014 from $49.9 million in the year ended December 31, 2013. The increase was primarily due to the increase in pricing, improved productivity at our manufacturing plants, and a reduction in SG&A expense related to management realignment and headcount reductions.

Europe

Net revenues in Europe increased $37.1 million, or 3.5%, to $1,108.4 million in the year ended December 31, 2014 from $1,071.3 million in the year ended December 31, 2013. The increase in net revenues was primarily due to an increase in core net revenues of 4%, comprised of an increase in volume/mix of approximately 3% and an increase in pricing of approximately 1%. The increase in volume/mix was the result of increased demand for our products driven by our profitable growth initiatives. The increase in pricing was the result of implementing our pricing optimization strategy. The foreign exchange impact in the period was minimal.

Adjusted EBITDA in Europe increased $6.5 million, or 6.9%, to $100.6 million in the year ended December 31, 2014 from $94.1 million in the year ended December 31, 2013. The increase was primarily due to the increase in volume/mix and pricing, partially offset by increased SG&A expense related to our performance-based management incentive plan and the impact of foreign exchange.

Australasia

Net revenues in Australasia decreased $1.6 million, or 0.4%, to $409.2 million in the year ended December 31, 2014 from $410.8 million in the year ended December 31, 2013. The decrease was primarily due to an unfavorable foreign exchange impact of 7%, partially offset by an increase in core net revenues of 6%, comprised of an increase in volume/mix of approximately 4% and an increase in pricing of approximately 2%. The increase in volume/mix was the result of increased demand for our products driven by our profitable growth initiatives. The increase in pricing was the result of implementing our pricing optimization strategy.

Adjusted EBITDA in Australasia increased $6.6 million, or 19.2%, to $40.8 million in the year ended December 31, 2014 from $34.2 million in the year ended December 31, 2013. The increase was primarily due to the increase in volume/mix and the increase in pricing, partially offset by unfavorable foreign exchange impact.

Quarterly Results of Operations

The following table sets forth unaudited quarterly consolidated statements of operations data for each of the eleven quarterly periods ended September 24, 2016. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements appearing elsewhere in this prospectus and, in our opinion, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in the prospectus. These quarterly results are not necessarily indicative of our operating results for a full year or any future period.

		Three Months Ended
	Sep. 24, 2016	Jun. 25, 2016	Mar. 26, 2016	Dec. 31, 2015	Sep. 26, 2015	Jun. 27, 2015	Mar. 28, 2015	Dec. 31, 2014	Sep. 27, 2014	Jun. 28, 2014	Mar. 29 2014
			(dollars in thousands)
Statements of Operations Data:
Net revenues	$932,475	$964,608	$796,547	$890,948	$874,331	$878,799	$736,982	$893,560	$936,215	$912,673	$764,758
Cost of sales	721,887	751,874	638,424	720,157	690,800	695,428	608,740	730,981	768,357	758,220	662,306

Gross margin	210,588	212,734	158,123	170,791	183,531	183,371	128,242	162,579	167,858	154,453	102,452
Selling general and administrative	135,910	140,858	131,592	142,105	130,380	121,670	117,971	129,017	108,906	126,505	124,049
Impairment and restructuring charges	3,945	2,119	2,981	5,785	2,316	3,272	9,969	5,431	8,288	17,351	7,318

Operating income	70,733	69,757	23,550	22,901	50,835	58,429	302	28,131	50,664	10,597	(28,915)
Interest expense, net	(18,547)	(18,167)	(17,011)	(20,083)	(17,917)	(11,476)	(11,156)	(12,781)	(19,218)	(19,180)	(18,110)
Other income (expense)	7,731	505	724	4,141	9,823	(3,922)	4,078	(50,040)	670	(215)	(936)

Income (loss) before taxes, equity earnings (loss) and discontinued operations	59,917	52,095	7,263	6,959	42,741	43,031	(6,776)	(34,690)	32,116	(8,798)	(47,961)
Income tax benefit (expense)	(14,358)	22,197	(2,206)	13,010	(1,160)	(12,564)	6,149	(3,034)	(7,087)	(8,863)	42

Income (loss) from continuing operations, net of tax	45,559	74,292	5,057	19,969	41,581	30,467	(627)	(37,724)	25,029	(17,661)	(47,919)
(Loss) income from discontinued operations, net of tax	(2,741)	(618)	514	(811)	(570)	(1,307)	(168)	(570)	(4,528)	(789)	500
Equity earnings (loss) of non-consolidated entities	1,198	487	765	1,151	640	586	7	(572)	(10)	(289)	424

Net income (loss)	$44,016	$74,161	$6,336	$20,309	$41,651	$29,746	$(788)	$(38,866)	$20,491	$(18,739)	$(46,995)

Liquidity and Capital Resources

Overview

We have historically funded our operations through a combination of cash from operations, draws on our revolving credit facilities, and the issuance of non-revolving debt such as our Term Loan Facility. As of September 24, 2016, we had total liquidity of $332.8 million, which included $65.4 million in cash, $211.3 million available for borrowing under the ABL Facility, AUD $18.0 million ($13.7 million) available for borrowing under the Australia Senior Secured Credit Facility, and €37.9 million ($42.4 million) available for borrowing under the Euro Revolving Facility. This compares to total liquidity of $352.9 million as of December 31, 2015 and $326.7 million as of December 31, 2014. The increase in our total liquidity at December 31, 2015 compared to December 31, 2014 was primarily due to entry into a new European revolving credit facility in January 2015 and higher cash balances, partially offset by a voluntary reduction in the size of our Australia Senior Secured Credit Facility, slightly lower availability under our ABL Facility, and $86.7 million, net of cash acquired, used to consummate the acquisitions of Dooria, Aneeta, Karona, and LaCantina; provide liquidity for distributions to shareholders; and purchase property and equipment. The decrease in our total liquidity at September 24, 2016 compared to December 31, 2015 was primarily due to the use of cash to fund our seasonal working capital and to fund the acquisition of Trend in February 2016 and Breezway in August 2016.

Concurrent with the closing of the Onex Investment, we entered into a $300 million revolving credit facility and issued $460 million in aggregate principal amount of 12.25% senior secured notes. We utilized the proceeds from the Onex Investment and the issuance of the senior secured notes in October 2011 to repay in full the amounts owed under our then existing credit facilities, extinguishing those facilities, and to conduct a tender offer for $75 million of our common stock.

In October 2014, we entered into the Corporate Credit Facilities, consisting of a $775 million term loan and a $300 million asset based revolving credit facility. The proceeds from the term loan were primarily used to (i) repay amounts outstanding under, and extinguish, our former revolving credit facility, (ii) redeem all of the outstanding 12.25% senior secured notes at a premium over face value of $28.2 million, and (iii) satisfy our obligation under a guarantee of certain letters of credit supporting an industrial revenue bond. In connection with the debt extinguishment, we expensed unamortized fees of $22.6 million related to our former revolving credit facility and recognized this charge, as well as the $28.4 million in unamortized premium paid to the holders of the 12.25% senior secured notes, as a loss on extinguishment of debt in the consolidated statements of operations. We also incurred $15.4 million of debt issuance costs related to the Corporate Credit Facilities, which is included as a reduction of the corresponding debt liability in the accompanying consolidated balance sheets and will be amortized to interest expense over the life of the facilities using the effective interest method.

In July 2015, we amended our Term Loan Facility and borrowed an incremental $480 million thereunder. The proceeds were primarily used to make payments of approximately $420 million to holders of our then-outstanding common stock, Series A Convertible Preferred Stock, Class B-1 Common Stock, options, and RSUs. We incurred $7.9 million of debt issuance costs related to the $480 million of incremental borrowings, which is included as an offset to long-term debt in the accompanying consolidated balance sheets and will be amortized to interest expense over the life of the facility using the effective interest method. See Note 17—Long-Term Debt in our financial statements for the year ended December 31, 2015 included elsewhere in this prospectus.

In November 2016, we amended our Term Loan Facility and borrowed a further incremental $375 million thereunder. We used the proceeds thereof, together with the proceeds from borrowings under our ABL Facility, to make payments of approximately $400 million to holders of our outstanding common stock, Series A Convertible Preferred Stock, Class B-1 Common Stock, options, and RSUs, as well as to pay related fees and expenses. We incurred $7.5 million of debt issuance costs related to the $375 million of incremental borrowings, which will be included as an offset to long-term debt in our consolidated balance sheets and will be amortized to interest expense over the life of the Term Loan Facility using the effective interest method.

Based on our current level of operations, the seasonality of our business and anticipated growth, we believe that cash provided by operations and other sources of liquidity, including cash, cash equivalents and borrowings under our revolving credit facilities, will provide adequate liquidity for ongoing operations, planned capital expenditures and other investments, anticipated payments made pursuant to the Tax Receivable Agreement, and debt service requirements for at least the next twelve months. We are not dependent on the proceeds of this offering to meet our liquidity needs, including expected payments under the Tax Receivable Agreement, for the next twelve months.

Following this offering, we expect to use cash and borrowings under our revolving credit facilities to fund any payments that we will be required to make under the Tax Receivable Agreement. Assuming no material changes in the relevant tax law, no changes to current limitations on our ability to utilize our net operating losses under Section 382 of the Code, and that we earn sufficient income to actually realize the full benefits of the Pre-IPO Tax Attributes, we would expect that future payments under the Tax Receivable Agreement will be approximately $        in the aggregate. The exact amount of future payments under the Tax Receivable Agreement in any given year will depend on, among other things, the amount of income earned by us in such year, and the jurisdiction in which such income is earned. For example, assuming no material changes in the relevant tax law and no changes to current limitations on our ability to utilize our net operating losses under Section 382 of the Code, we will be obligated to make payments under the Tax Receivable Agreement of approximately $3.3 million for every $10 million of U.S. federal taxable income earned by us (without regard to the Pre-IPO Tax Attributes or other tax attributes subject to the Tax Receivable Agreement) that is offset by U.S. federal net operating losses that are Pre-IPO Tax Attributes. However, the amount of payments that we will owe under the Tax Receivable Agreement with respect to state and foreign taxes will vary depending on, among other things, the tax rate in those jurisdictions and the amount of income earned by us in those jurisdictions. For a more detailed description of the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement”.

In the years ended December 31, 2015 and 2014, we had a net change in cash and cash equivalents of $8.0 million and $67.9 million, respectively.

Cash Flows

The following table summarizes the changes to our cash flows for the periods presented:

	Nine Months Ended		Year Ended December 31,
	September 24, 2016	September 26, 2015	2015	2014	2013
	(dollars in thousands)
Cash provided by (used in):
Operating activities	$110,190	$44,738	$172,339	$21,788	$(49,372)
Investing activities	(141,609)	(83,025)	(158,452)	(56,738)	13,939
Financing activities	(17,426)	16,714	(1,072)	105,617	34,633
Effect of changes in exchange rates on cash and cash equivalents	631	(4,908)	(4,786)	(2,791)	(3,360)

Net change in cash and cash equivalents	$(48,214)	$(26,481)	$8,029	$67,876	$(4,160)

Cash Flow from Operations

Net cash provided by operating activities increased $65.5 million to $110.2 million in the nine months ended September 24, 2016 from $44.7 million used in operations in the nine months ended September 26, 2015. This increase was primarily due to improved profitability, reductions in cash contributions to the U.S. pension plan, and an increase in non-cash expenses incurred in the nine months ended September 24, 2016 compared to September 26, 2015.

Net cash provided by operating activities increased $150.6 million to $172.3 million in the year ended December 31, 2015 from $21.8 million in the year ended December 31, 2014. This increase was primarily due to increased net income of $175.0 million in the year ended December 31, 2015 over the year ended December 31, 2014 partially offset by increased working capital usage and a decrease in non-cash expenses included in net income compared to the year ended December 31, 2014. The decrease in other assets was primarily due to the release of a valuation allowance in France for $16.1 million.

Net cash provided by operating activities increased $71.2 million to $21.8 million in the year ended December 31, 2014 from net cash used in operating activities of $49.4 million in the year ended December 31, 2013. This increase was primarily due to a $44.2 million increase in non-cash expenses included in net income in the year ended December 31, 2014 compared to the year ended December 31, 2013, which included the $22.6 million loss on extinguishment of our 12.25% senior secured notes. In addition, we improved our working capital position through better production planning and increased collection efforts leading to a reduction of $45.0 million in working capital compared to the year ended December 31, 2013.

Cash Flow from Investing Activities

Net cash used in investing activities increased $58.6 million to $141.6 million in the nine months ended September 24, 2016 from $83.0 million in the nine months ended September 26, 2015. This increase in cash used in investing activities was primarily due to our acquisition of Breezway completed in August 2016, our acquisition of Trend completed in February 2016, and increased capital expenditures in the nine months ended September 24, 2016 compared to the nine months ended September 26, 2015.

Net cash used in investing activities increased $101.7 million to $158.5 million in the year ended December 31, 2015 from $56.7 million in the year ended December 31, 2014. This increase was primarily due to the use of $86.7 million of cash, net of the cash acquired, to complete the acquisitions completed in the year ended December 31, 2015 and $6.4 million in additional purchases of property and equipment in the year December 31, 2015 compared to the year ended December 31, 2014.

Net cash used in investing activities increased $70.7 million to $56.7 million in the year ended December 31, 2014 from cash used by investing activities of $13.9 million in the year ended December 31, 2013. The increase in cash used in investing activities was primarily due to a reduction in proceeds from sales of discontinued operations, businesses, and other assets of $91.6 million in the year ended December 31, 2014, partially offset by a $14.8 million reduction in purchases of property, equipment, and intangible assets in the year ended December 31, 2014 compared to the year ended December 31, 2013.

Cash Flow from Financing Activities

Net cash used in financing activities was $17.4 million in the nine months ended September 24, 2016 compared to net cash provided by financing activities of $16.7 million in the nine months ended September 26, 2015. This increase in usage was primarily due to lower employee note repayments, payments related to the settlement of indemnification claims under the 2011 and 2012 Stock Purchase Agreements with Onex, and a decrease in proceeds from borrowings. The change in proceeds from borrowings is attributable to the incremental term loan financing in the nine months ended September 26, 2015 associated with distributions to shareholders, which provided for increased net cash in such period, while there were no similar borrowings in the nine months ended September 24, 2016. The higher borrowings in the nine months ended September 26, 2015 were offset by $44.6 million of share repurchases.

Net cash used in financing activities in the year ended December 31, 2015 was $1.1 million and was comprised of $419.2 million of distributions to shareholders, $44.6 million in common stock repurchases, $22.8 million of net short-term and long-term borrowings, and $9.1 million of debt issuance cost payments, partially offset by $477.6 million of net proceeds from the issuance of new debt, $15.1 million of employee and director note repayments, and $2.0 million in common stock issuances.

Net cash provided by financing activities was $105.6 million in the year ended December 31, 2014 and consisted of $790.3 million of net proceeds from the issuance of new debt, $4.5 million of employee and director note repayments, partially offset by $658.7 million of net short-term and long-term borrowings, $15.7 million of debt issuance cost payments, and $14.8 million in common stock repurchases.

As of September 24, 2016, our cash balances consisted of $4.0 million in the United States and $61.4 million in non-U.S. subsidiaries. We believe that our operations in the United States will be able to fund the majority of our near term cash requirements using cash flow from operations within the United States and availability under the ABL Facility.

Holding Company Status

We are a holding company that conducts all of our operations through subsidiaries. The majority of our operating income is derived from JWI, our main operating subsidiary. Consequently, we rely on dividends or advances from our subsidiaries. The ability of our subsidiaries to pay dividends to us is subject to applicable local law and may be limited due to the terms of other contractual arrangements, including our Credit Facilities.

The Euro Revolving Facility and Australia Senior Secured Credit Facility contain restrictions on dividends that limit the amount of cash that the obligors under these facilities can distribute to us, JWI, and our other subsidiaries. Obligors under the Euro Revolving Facility may pay dividends only out of available cash flow and only while no default is continuing under such agreement. Obligors under the Australia Senior Secured Credit Facility may pay dividends only to the extent they do not exceed 80% of after tax net profits (with a one-year carryforward of unused amounts) and only while no default is continuing under such agreement. The amount of our consolidated net assets that was restricted by these financing arrangements as of December 31, 2015 was $64.8 million, which exceeded 25% of our total consolidated assets as of December 31, 2015. For further information regarding the Euro Revolving Facility and the Australia Senior Secured Credit Facility, see “Description of Certain Indebtedness—Euro Revolving Facility” and “Description of Certain Indebtedness—Australia Senior Secured Credit Facility”.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.

Lines of Credit and Long-Term Debt

Corporate Credit Facilities

In October 2014, we entered into the Corporate Credit Facilities, which initially consisted of (i) a term loan facility in an initial principal amount of $775 million, or the “Initial Term Loans”, and (ii) a $300 million asset based revolving credit facility, or the “ABL Facility”. In July 2015, we borrowed $480 million of incremental term loans, or the “2015 Incremental Term Loans”, under the Term Loan Facility and amended our Corporate Credit Facilities to, among other things, permit a distribution of approximately $419 million to holders of our common stock, our Series A Convertible Preferred Stock, and our Class B-1 Common Stock. In November 2016, we borrowed $375 million under our Term Loan Facility. In connection therewith, we amended the Term Loan Facility (the “2016 Term Loan Amendment”) to, among other things, (i) permit a $400 million distribution, (ii) reduce the interest rate on the outstanding term loans, and (iii) conform the terms (including providing for a maturity date of July 1, 2022) of all outstanding term loans (namely, the Initial Term Loans, the 2015 Incremental Term Loans and the additional $375 million of term loans referred to above) under the Term Loan Facility (such term loans, after giving effect to such amendments, the “Amended Term Loans”). We incurred $7.5 million of debt issuance costs related to the new facility. As of November 1, 2016, we had approximately $1,611.6 million of term loans outstanding under the Term Loan Facility.

As of September 24, 2016, we were in compliance with the terms of the Corporate Credit Facilities.

Term Loan Facility

In connection with the 2016 Term Loan Amendment, we paid a fee of 0.25% on the principal amount of the Amended Term Loans. The Amended Term Loans bear interest at LIBOR (subject to a floor of 1.00%) plus a margin of 3.50% to 3.75% depending on our ratio of net debt to Adjusted EBITDA. We have entered into forward starting interest rate swap agreements in order to effectively change the interest rate on a substantial portion of our Term Loan Facility from a variable rate to a fixed rate. See “—Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk”. The Amended Term Loans amortize in nominal quarterly installments equal to 0.25% of the initial aggregate principal amount of the Amended Term Loans. The Term Loan Facility has various non-financial covenants, including restrictions on liens, indebtedness, and dividends, customary representations and warranties, and customary events of defaults and remedies, but has no financial maintenance covenants. The Amended Term Loans mature on July 1, 2022.

The offering price of the Initial Term Loans was 99.00% of par and the offering price of the 2015 Incremental Term Loans was 99.50% of par. Prior to the 2016 Term Loan Amendment, the Initial Term Loans bore interest at LIBOR (subject to a floor of 1.00%) plus a margin of 4.25%. Prior to the 2016 Term Loan Amendment, the 2015 Incremental Term Loans bore interest at LIBOR (subject to a floor of 1.00%) plus a margin of 3.75% to 4.00% depending on our ratio of net debt to Adjusted EBITDA.

The Term Loan Facility permits us to add one or more incremental term loans up to the sum of: (i) an unlimited amount subject to compliance with a maximum total net first lien leverage ratio test of 4.35:1.00 plus (ii) voluntary prepayments of term loans plus (iii) a fixed amount of $285.0 million, in each case, subject to certain conditions.

ABL Facility

Extensions of credit under the ABL Facility are limited by a borrowing base calculated periodically based on specified percentages of the value of eligible inventory, eligible accounts receivable and certain other assets, subject to certain reserves and other adjustments. The borrowing base for U.S. and Canadian borrowers is calculated separately. U.S. borrowers may borrow up to $255 million under the ABL Facility and Canadian borrowers may borrow up to $45 million under the ABL Facility, in each case subject to periodic adjustments of such sub-limits and applicable borrowing base availability.

Borrowings under the ABL Facility bear interest at LIBOR plus a margin that fluctuates from 1.50% to 2.00% depending on availability under the ABL Facility. We pay an annual commitment fee between 0.25% and 0.375% on the unused portion of the commitments under the ABL Facility. As of September 24, 2016, we had $211.3 million available under the ABL Facility. The ABL Facility has a minimum fixed charge coverage ratio that we are obligated to comply with under certain circumstances. The ABL Facility has various non-financial covenants, including restrictions on liens, indebtedness, and dividends, customary representations and warranties, and customary events of defaults and remedies. The ABL Facility matures on October 15, 2019.

The ABL Facility permits us to request increases in the amount of the commitments under the ABL Facility up to an aggregate maximum amount of $100 million, subject to certain conditions.

Australia Senior Secured Credit Facility

In October 2015, JELD-WEN of Australia Pty. Ltd., or “JWA”, amended its credit agreement, or, as amended, the “Australia Senior Secured Credit Facility”, to provide for an AUD $20 million cash advance facility, an AUD $6 million interchangeable facility for guarantees/letters of credit, an AUD $7 million electronic payaway facility, an AUD $1.5 million asset finance facility, an AUD $600,000 commercial card facility, and an AUD $5 million overdraft facility. In January 2016, the Australia Senior Secured Credit Facility was further amended to reduce the cash advance facility to AUD $18 million, and increase the interchangeable facility for guarantees/letters of credit to AUD $8 million. In addition, the commercial card facility was increased to AUD $950,000. The Australia Senior Secured Credit Facility matures in June 2019. Loans under the revolving portion of the Australia Senior Secured Credit Facility bear interest at the BBR rate plus a margin of 0.75%, and a commitment fee of 1.15% is also paid on the entire amount of the revolving credit facility. Overdraft balances bear interest at the bank’s reference rate minus a margin of 1.00%, and a commitment fee of 1.15% is paid on the entire amount of the overdraft facility. As of September 24, 2016, we had AUD $6.4 million (or $4.9 million) of guarantees outstanding and AUD $0.1 million (or $0.1 million) of utilization of the commercial card facility, with AUD $34.0 million (or $25.9 million) available under this facility. The agreement requires that JWA maintain certain financial ratios, including a minimum consolidated interest coverage ratio and a maximum ratio of consolidated debt to adjusted EBITDA (as calculated therein) ratio. The Australia Senior Secured Credit Facility has various non-financial covenants, including restrictions on liens, indebtedness, and dividends, customary representations and warranties, and customary events of default and remedies. As of September 24, 2016, we were in compliance with the terms of the Australia Senior Secured Credit Facility.

Euro Revolving Facility

In January 2015, JELD-WEN of Europe B.V. (which was subsequently merged with JELD-WEN A/S, which survived the merger) entered into the Euro Revolving Facility, a €39 million revolving credit facility, which includes an option to increase the commitment by an amount of up to €10 million, with a syndicate of lenders and Danske Bank A/S, as agent. The Euro Revolving Facility matures on January 30, 2019. Loans under the Euro Revolving Facility bear interest at CIBOR, CHR LIBOR, EURIBOR, NIBOR, STIBOR or LIBOR, depending on the currency, plus a margin of 2.5%, and a commitment fee of 1% is also paid on the entire amount of the revolving credit facility calculated on a day-to-day basis. As of September 24, 2016, we had less than €0.1 million (or $0.1 million) in borrowings and €1.1 million (or $1.3 million) of bank guarantees outstanding, and €37.9 million (or $42.4 million) available under this facility. The Euro Revolving Facility requires JELD-WEN A/S to maintain certain financial ratios, including a maximum ratio of senior leverage to adjusted EBITDA (as calculated therein), and a minimum ratio of adjusted EBITDA (as calculated therein) to net finance charges. In addition, the Euro Revolving Facility has various non-financial covenants including restrictions on liens, indebtedness, and dividends, customary representations and warranties, and customary events of default and remedies. As of September 24, 2016, we were in compliance with the terms of the Euro Revolving Facility.

Mortgage Note

In December 2007, JELD-WEN Danmark A/S entered into thirty-year mortgage notes secured by land and buildings with principal payments beginning in 2018 that will fully amortize the principal by the end of 2037. As of September 24, 2016, we had DKK 208.1 million (or $31.3 million) outstanding under these notes.

Installment Notes

We entered into installment notes representing insurance premium financing, miscellaneous capitalized equipment lease obligations, and a term loan secured by the related equipment with payments through 2022. As of September 24, 2016, we had $6.1 million outstanding under these notes.

Installment Notes for Stock

We entered into installment notes for stock representing amounts due to former or retired employees for repurchases of our stock that are payable over 5 or 10 years depending on the amount with payments through 2020. As of September 24, 2016, we had $3.4 million outstanding under these notes.

Interest Rate Swaps

We have eight outstanding interest rate swap agreements for the purpose of managing our exposure to changes in interest by effectively converting the interest rate on a portion of the Term Loan Facility to a fixed rate. Two such agreements became effective on September 30, 2015, two on June 30, 2016, and two on September 30, 2016, with the remaining two interest rate swaps scheduled to become effective on December 30, 2016. For additional information on interest rate swaps, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk—Interest Rate Risk”. The counterparties for these swap agreements are Royal Bank of Canada, Barclays Bank PLC, and Wells Fargo Bank, N.A. The aggregate notional amount covered under these agreements, which are all forward starting and expire on September 30, 2019, totals $972.0 million as of September 24, 2016. The table below sets forth the period, notional amount and fixed rates for our interest rate swaps:

Period	Notional	Fixed Rate
	(dollars in thousands)
September 2015 – September 2019	$273,000	1.997%
September 2016 – September 2019	$273,000	2.353%
June 2016 – September 2019	$213,000	2.126%
December 2016 – September 2019	$213,000	2.281%

Each of the swap agreements receives a floating rate based on three-month LIBOR and is settled every calendar quarter-end. The effect of these swap agreements is to lock in a fixed rate of interest on the aggregate notional amount hedged of approximately 2.1876% plus the applicable margin paid to lenders over three-month LIBOR. At September 24, 2016, the effective rate on the aggregate notional amount hedged (including the applicable margin paid to lenders over three-month LIBOR) was approximately 6.3184%. These swaps have been designated as cash flow hedges against variability in future interest rate payments on the Term Loan Facility and are marked to market through consolidated other comprehensive income (loss).

A hypothetical increase or decrease in interest rates of 1.0% (based on variable rate debt outstanding as of September 24, 2016 and taking into account the six interest rate swaps that were in effect on that date) would have increased or decreased our interest expense by $8.5 million for the nine months ended September 24, 2016 and $11.6 million for the year ended December 31, 2015.

Repaid Long-Term Debt

Former Senior Secured Notes

In October 2011, JWI issued $460 million of senior secured notes. The interest rate on the senior secured notes was 12.25%, with interest payable semi-annually and all principal amounts due on October 15, 2017. All of our outstanding 12.25% senior secured notes were redeemed in October 2014 at a premium over face value of $28.2 million with a portion of the proceeds from the Initial Term Loans. In connection with the extinguishment of the notes, we expensed $28.4 million in unamortized premium paid to the bondholders and bank fees.

Former Senior Secured Credit Facility—United States and Europe

In October 2011, JWI and JELD-WEN of Europe B.V. entered into a senior secured credit agreement for up to $300 million of revolving credit loans with a $75 million sublimit for the issuance of letters of credit and a $100 million sublimit for borrowings by JELD-WEN of Europe B.V. The agreement required us to maintain certain financial ratios, including a minimum consolidated interest coverage ratio and a maximum consolidated total leverage ratio and limited certain investments, restricted payments, asset sales and our ability to incur additional debt and liens. The base interest rate was determined using the highest of the overnight Federal Funds rate plus 0.5%, the Eurodollar rate plus 1.0% or the prime rate with a margin that varied based on our consolidated leverage ratio. Base rate loan margins ranged from 1.5% to 3.0%. Eurodollar based loans had margins ranging from 2.5% to 4.0% with a current margin of 3.0%. In October 2012, JWI and JELD-WEN of Europe B.V. amended and restated the senior secured credit agreement to add a $30 million term loan that bore interest at the Eurodollar rate plus 3.5% or the base rate plus 2.5%. In June 2013, JWI and JELD-WEN of Europe B.V. amended the senior secured credit agreement to add a $70 million term loan and also to provide for certain other amendments. Obligations outstanding under the $70 million term loan bore interest at the Eurodollar rate plus 3.5% or the base rate plus 2.50%, subject to a leverage-based step-down. All amounts outstanding under the former senior secured credit facilities were repaid in October 2014 with a portion of the proceeds from the Initial Term Loans and we expensed unamortized fees of $22.6 million in connection therewith.

As described above, in November 2016, the Amended Term Loans effectively replaced the Initial Term Loans and the 2015 Incremental Term Loans.

Contractual Obligations

The following table summarizes our significant contractual obligations at December 31, 2015 and does not give effect to the $375 million of incremental term loans and the term loan repricing which occurred on November 1, 2016:

	Payments Due By Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(dollars in thousands)
Contractual Obligations(1)
Long-term debt obligations	$1,282,680	$14,708	$28,792	$29,952	$1,209,228
Capital lease obligations	4,537	1,886	1,645	1,006	—
Operating lease obligations	100,018	30,525	41,890	21,576	6,027
Purchase obligations(2)	936	497	439	—	—
Interest on long-term debt obligations(3)	403,062	68,254	134,073	131,412	69,323

Totals:	$1,791,233	$115,870	$206,839	$183,946	$1,284,578

(1)	Not included in the table above are our unfunded pension liabilities totaling $115.4 million and uncertain tax position liabilities of $11.6 million as of December 31, 2015, for which the timing of payment is unknown. In addition, we may be required to make significant payments under the Tax Receivable Agreement that are not included above. Assuming no material changes in the relevant tax law, no changes to current limitations on our ability to utilize our net operating losses under Section 382 of the Code, and that we earn sufficient income to actually realize the full benefits of the Pre-IPO Tax Attributes, we would expect that future payments under the Tax Receivable Agreement will be approximately $ in the aggregate. The exact amount of future payments under the Tax Receivable Agreement in any given year will depend on, among other things, the amount of income earned by us in such year, and the jurisdiction in which such income is earned. For example, assuming no material changes in the relevant tax law and no changes to current limitations on our ability to utilize our net operating losses under Section 382 of the Code, we will be obligated to make payments under the Tax Receivable Agreement of approximately $3.3 million for every $10 million of U.S. federal taxable income earned by us (without regard to the Pre-IPO Tax Attributes or other tax attributes subject to the Tax Receivable Agreement) that is offset by U.S. federal net operating losses that are Pre-IPO Tax Attributes. However, the amount of payments that we will owe under the Tax Receivable Agreement with respect to state and foreign taxes will vary depending on, among other things, the tax rate in those jurisdictions and the amount of income earned by us in those jurisdictions. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for a complete discussion of our obligations under the Tax Receivable Agreement.

(2)	Purchase obligations are defined as purchase agreements that are enforceable and legally binding and that specify all significant terms, including quantity, price, and the approximate timing of the transaction. The obligation reflected in the table relates primarily to a sponsorship agreement.

(3)	Interest on long-term debt obligations is calculated based on debt outstanding and interest rates in effect on December 31, 2015, taking into account scheduled maturities and amortizations and including the impact of our two interest rate swaps that were in effect on that date, but without giving effect to the two interest rate swaps that took effect on June 30, 2016, the two interest rate swaps that took effect on September 30, 2016, and those scheduled to take effect on December 30, 2016. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Lines of Credit and Long-Term Debt—Interest Rate Swaps” for a description of when such swap agreements will become effective. Interest on debt denominated in other currencies is calculated based on the exchange rate at December 31, 2015.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of its financial conditions and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which may differ from these estimates. Our significant accounting policies are fully disclosed in our annual consolidated financial statements included elsewhere in this prospectus. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our consolidated financial statements. For a discussion of new accounting pronouncements that may affect us, refer to Note 1—Summary of Significant Accounting Policies under the heading “Recently Issued Accounting Standards” in our financial statements for the year ended December 31, 2015 included elsewhere in this prospectus.

Revenue Recognition

We recognize revenue when four basic criteria have been met: (i) persuasive evidence of a customer arrangement exists; (ii) the price is fixed or determinable; (iii) collectability is reasonably assured; and (iv) product delivery has occurred or services have been rendered. We recognize revenue based on the invoice price less allowances for sales returns, cash discounts, and other deductions as required under GAAP. Amounts billed for shipping and handling are included in net revenues, while costs incurred for shipping and handling are included in cost of sales. Incentive payments to customers that directly relate to future business are recorded as a reduction of net revenues over the periods during which such future benefits are realized.

Acquisitions

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. If the fair value of the acquired assets exceeds the purchase price the difference is recorded as a bargain purchase in other income (expense). Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. As a result, during the measurement period, which may be up to one year from the acquisition date, material adjustments must be reflected in the comparative consolidated financial statements in the period in which the adjustment amount will be determined. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to our consolidated statements of operations. Newly acquired entities are included in our results from the date of their respective acquisitions.

Allowance for Doubtful Accounts

Substantially all accounts receivable arise from sales to customers in our manufacturing and distribution businesses and are recognized net of offered cash discounts. Credit is extended in the normal course of business under standard industry terms that normally reflect 60 day or less payment terms and do not require collateral. An allowance is recorded based on a variety of factors, including the length of time receivables are past due, the financial health of our customers, unusual macroeconomic conditions and historical experience. If the customer’s financial conditions were to deteriorate resulting in the inability to make payments, additional allowances may need to be recorded which would result in additional expenses being recorded for the period in which such determination was made.

Inventories

Inventories are valued at the lower of cost or market and are determined by the first-in-first-out, or “FIFO”, or average cost methods. We record provisions to write-down obsolete and excess inventory to estimated net realizable value. The process for evaluating obsolete and excess inventory requires us to make subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed or sold.

Intangible Assets

Definite lived intangible assets are amortized on a straight-line basis over their estimated useful lives that typically range from 5 to 40 years. The lives of definite lived intangible assets are reviewed and reduced if necessary whenever changes in their planned use occur. Legal and registration costs related to internally developed patents and trademarks are capitalized and amortized over the lesser of their expected useful life or the legal patent life. The carrying value of intangible assets is reviewed by management to assess the recoverability of the assets when facts and circumstances indicate that the carrying value may not be recoverable.

Long-Lived Assets

Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Such events or circumstances include, but are not limited to, a significant decrease in the fair value of the underlying business or a change in utilization of property and equipment.

We group assets to test for impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the assets.

When evaluating long-lived assets and definite lived intangible assets for potential impairment, the first step to review for impairment is to forecast the expected undiscounted cash flows generated from the anticipated use and eventual disposition of the asset. If the expected undiscounted cash flows are less than the carrying value of the asset, then an impairment charge is required to reduce the carrying value of the asset to fair value. If we recognize an impairment loss, the carrying amount of the asset is adjusted to fair value based on the discounted estimated future net cash flows and will be its new cost basis. For a depreciable long-lived asset, the new cost basis will be depreciated over the remaining useful life of that asset. For an amortizable intangible asset, the new cost basis will be amortized over the remaining useful life of the asset. Our impairment loss calculations require management to apply judgments in estimating future cash flows to determine asset fair values, including forecasting useful lives of the assets and selecting the discount rate that represents the risk inherent in future cash flows.

Goodwill

Goodwill is tested for impairment on an annual basis and between annual tests if indicators of potential impairment exist, using a fair-value-based approach. Current accounting guidance provides an entity the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more likely than not that the fair value of a reporting is greater than its carrying amount, the two-step goodwill impairment test is not required.

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including attributable goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed.

We estimated the fair value of our reporting units using a discounted cash flow model (implied fair value measured on a non-recurring basis using level 3 inputs). Inherent in the development of the discounted cash flow projections are assumptions and estimates of our future revenue growth rates, profit margins, business plans, cost of capital and tax rates. Our judgments with respect to these metrics are based on historical experience, current trends, consultations with external specialists, and other information. Changes in assumptions or estimates used in our goodwill impairment testing could materially affect the determination of the fair value of a reporting unit, and therefore, could eliminate the excess of fair value over carrying value of a reporting unit and, in some cases, could result in impairment. Such changes in assumptions could be caused by items such as a loss of one or more significant customers, decline in the demand for our products due to changing economic conditions or failure to control cost increases above what can be recouped in sale price increases. These types of changes would negatively affect our profits, revenues and growth over the long term and such a decline could significantly affect the fair value assessment of our reporting units and cause our goodwill to become impaired.

As of September 24, 2016, the fair value of our North America, Europe and Australasia reporting units would have to decline by approximately 68%, 50%, and 44%, respectively, to be considered for potential impairment.

Warranty Accrual

Warranty terms range primarily from one year to lifetime on certain window and door components. Warranties are normally limited to replacement or service of defective components for the original customer. Some warranties are transferable to subsequent owners and are generally limited to ten years from the date of manufacture or require pro-rata payments from the customer. A provision for estimated warranty costs is recorded at the time of sale based on historical experience and we periodically adjust these provisions to reflect actual experience.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We evaluate both the positive and negative evidence that is relevant in assessing whether we will realize the deferred tax assets. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. Given our current earnings and anticipated future earnings, we believe that there is a reasonable possibility that within the next twelve months, sufficient positive evidence may become available to allow us to reach a conclusion that a significant portion of our valuation allowance will no longer be needed. The potential release of the valuation allowance is dependent on our ability to achieve sustained profitable operations from continued execution of our operating strategy. Release of the valuation allowance would result in the recognition of certain deferred tax assets and a decrease in the provision for income taxes for the period the release is recorded. However, we will enter into a Tax Receivable Agreement that will provide for the payment by us to our Pre-IPO Shareholders of 85% of the amount of tax benefits, if any, that we actually realize (or in some circumstances are deemed to realize) as a result of (i) the Pre-IPO Tax Attributes and (ii) certain other tax benefits related to our making payments under the Tax Receivable Agreement. Following this offering, we expect to use cash and borrowings under our revolving credit facilities to fund any payments that we will be required to make under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement”. Therefore, the exact timing and amount of the valuation allowance release and the ultimate impact on our financial statements are subject to change on the basis of the level of profitability that we are able to actually achieve and the terms outlined in the Tax Receivable Agreement.

The tax effects from an uncertain tax position can be recognized in the consolidated financial statements only if the position is more likely than not to be sustained, based on the technical merits of the position and the jurisdiction. We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit and the tax related to the position would be due to the entity and not the owners. For tax positions meeting the more likely than not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. We apply this accounting standard to all tax positions for which the statute of limitations remains open. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

We file a consolidated federal income tax return in the United States and various states. For financial statement purposes, we calculate the provision for federal income taxes using the separate return method. Certain subsidiaries file separate tax returns in certain countries and states. Any state and foreign income taxes refundable and payable are reported in other current assets and accrued income taxes payable in the consolidated balance sheets. We record interest and penalties on amounts due to tax authorities as a component of income tax expense in the consolidated statements of operations.

Derivative Financial Instruments

We utilize derivative financial instruments to manage interest rate risk associated with our borrowings and foreign currency exposures related to subsidiaries that operate outside the United States and use their local currency as the functional currency. We record all derivative instruments in the consolidated balance sheets at fair value. Changes in a derivative’s fair value are recognized in earnings unless specific hedge criteria are met and we elect hedge accounting prior to entering into the derivative. If a derivative is designated as a fair value hedge, the changes in fair value of both the derivative and the hedged item attributable to the hedged risk are recognized in the results of operations. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in consolidated other comprehensive income (loss) and subsequently classified to the consolidated statements of operations when the hedged item impacts earnings. At the inception of a fair value or cash flow hedge transaction, we formally document the hedge relationship and the risk management objective for undertaking the hedge. In addition, we assess both at inception of the hedge and on an ongoing basis, whether the derivative in the hedging transaction has been highly effective in offsetting changes in fair value or cash flows of the hedged item and whether the derivative is expected to continue to be highly effective. The impact of any ineffectiveness is recognized in our consolidated statements of operations.

Share-based Compensation Plan

We have a share-based compensation plan, which provides for compensation to employees through various grants of share-based instruments. We apply the fair value method of accounting using the Black-Scholes option pricing model to determine the compensation expense for stock appreciation rights. The compensation expense for restricted stock units awarded is based on the fair value of the restricted stock units at the date of grant. Compensation expense is recorded in the consolidated statements of comprehensive income (loss) and is recognized over the requisite service period. The determination of obligations and compensation expense requires the use of several mathematical and judgmental factors, including stock price, expected volatility, the anticipated life of the option, and estimated risk-free rate and the number of shares or share options expected to vest. Any difference in the number of shares or share options that actually vest can affect future compensation expense. Other assumptions are not revised after the original estimate. For stock options granted prior to this offering, we prepared the valuations with the assistance of a third-party valuation firm, utilizing approaches and methodologies consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and information provided by our management, including historical and projected financial information, prospects and risks, our performance, various corporate documents, capitalization, and economic and financial market conditions. With our third-party valuation firm, we also utilized other economic, industry, and market information obtained from other resources considered reliable.

The Black-Scholes option-pricing model requires the use of weighted average assumptions for estimated expected volatility, estimated expected term of stock options, risk-free rate, estimated expected dividend yield, and the fair value of the underlying common stock at the date of grant. Because we do not have sufficient history to estimate the expected volatility of our common stock price, expected volatility is based on a selection of public guideline companies. We estimate the expected term of all stock options based on previous history of exercises. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the stock option. The expected dividend yield is 10 percent which is consistent with the preferred stock dividend rate. The fair value of the underlying common stock at the date of grant is discussed below. We estimate forfeitures based on our historical analysis of actual stock option forfeitures. Actual forfeitures are recorded when incurred and estimated forfeitures are reviewed and adjusted at least annually.

Common Stock Valuations

Due to the absence of an active market for our common stock, the fair value of our common stock is determined in good faith by our management, with the assistance and upon the recommendation of management, based on a number of objective and subjective factors consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, referred to as the AICPA Practice Aid.

The key assumptions we used in our valuations to determine the fair value of our common stock on each valuation date included forecasted financial performance, multiples of guideline public companies, and a lack of marketability discount.

Employee Retirement and Pension Benefits

The obligations under our defined benefit pension plans are calculated using actuarial models and methods. The most critical assumption and estimate used in the actuarial calculations is the discount rate for determining the current value of benefit obligations. Other assumptions and estimates used in determining benefit obligations and plan expenses include expected return on plan assets, inflation rates, and demographic factors such as retirement age, mortality, and turnover. These assumptions and estimates are evaluated periodically and are updated accordingly to reflect our actual experience and expectations.

The discount rate used to determine the benefit obligations was computed through a projected benefit cash flow model. This approach determines the discount rate as the rate that equates the present value of the cash flows (determined using that single rate) to the present value of the cash flows where each cash flow’s present value is determined using the spot rates from the November 30, 2015 Citigroup Liability Discount Curve.

The discount rate utilized to calculate the projected benefit obligation at the measurement date for our U.S. pension plan increased to 4.25% at December 31, 2015 from 3.75% at December 31, 2014. As the discount rate is reduced or increased, the pension and post retirement obligation would increase or decrease, respectively, and future pension and post-retirement expense would increase or decrease, respectively. Lowering the discount rate by 0.25% would increase the pension and post-retirement obligation at December 31, 2015 by approximately $17.2 million and would increase estimated fiscal year 2016 expense by approximately $2.3 million. Increasing the discount rate by 0.25% would decrease the pension and post retirement obligation at December 31, 2015 by approximately $13.8 million and would decrease estimated fiscal year 2016 expense by approximately $2.1 million.

We determine the expected long-term rate of return on plan assets based on the plan assets’ historical long-term investment performance, current asset allocation, and estimates of future long-term returns by asset class. Holding all other assumptions constant, a 1% increase or decrease in the assumed rate of return on plan assets would have decreased or increased, respectively, 2015 net periodic pension expense by approximately $2.9 million.

The actuarial assumptions we use in determining our pension benefits may differ materially from actual results because of changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions might materially affect our financial position or results of operations.

Capital Expenditures

We expect that the majority of our capital expenditures will be focused on supporting our cost reduction and efficiency improvement projects, certain growth initiatives, and to a lesser extent, on sustaining our current manufacturing operations. We are subject to health, safety, and environmental regulations that may require us to make capital expenditures to ensure our facilities are compliant with those various regulations.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various types of market risks, including the effects of adverse fluctuations in foreign currency exchange rates, adverse changes in interest rates, and adverse movements in commodity prices for products we use in our manufacturing. To reduce our exposure to these risks, we maintain risk management controls and policies to monitor these risks and take appropriate actions to attempt to mitigate such forms of market risk.

Exchange Rate Risk

We have global operations and therefore enter into transactions denominated in various foreign currencies. To mitigate cross-currency transaction risk, we analyze significant exposures where we have receipts or payments in a currency other than the functional currency of our operations, and from time to time we may strategically enter into short-term foreign currency forward contracts to lock in some or all of the cash flows associated with these transactions. We also are subject to currency translation risk associated with converting our foreign operations’ financial statements into U.S. dollars. We use short-term foreign currency forward contracts and swaps to mitigate the impact of foreign exchange fluctuations on consolidated earnings. We use foreign currency derivative contracts, with a total notional amount as of September 24, 2016 of $42.6 million, in order to manage the effect of exchange fluctuations on forecasted sales, purchases, acquisitions, inventory, capital expenditures, and certain intercompany transactions that are denominated in foreign currencies. We use foreign currency derivative contracts, with a total notional amount as of September 24, 2016 of $127.4 million, to hedge the effects of translation gains and losses on intercompany loans and interest. We also use foreign currency derivative contracts, with a total notional amount as of September 24, 2016 of $128.0 million, to mitigate the impact to the consolidated earnings of the Company from the effect of the translation of certain subsidiaries’ local currency results into U.S. dollars. We do not use derivative financial instruments for trading or speculative purposes.

Interest Rate Risk

We are subject to interest rate market risk in connection with our long-term debt, which is primarily floating rate. To manage our interest rate risk we enter into interest rate swaps where we deem it appropriate. We do not use financial instruments for trading or other speculative purposes and are not a party to any leveraged derivative instruments. Our net exposure to interest rate risk is based on the difference between outstanding variable rate debt and the notional amount of our designated interest rate swaps. We assess interest rate risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. We maintain risk management control systems to monitor interest rate risk attributable to both our outstanding or forecasted debt obligations as well as any offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates on our future cash flows.

Our primary interest rate risk is associated with our credit facilities in the United States, Canada, Australia, and Europe. A hypothetical 100 basis point increase in interest rates would result in an additional $16.5 million in interest expense per annum under our credit facilities, assuming fully-drawn utilization of each facility. Accordingly, we entered into forward starting interest rate swap agreements to effectively change the interest rate on a portion of our variable rate Term Loan Facility to a fixed rate. As of September 24, 2016 we had eight outstanding forward starting interest rate swaps that expire in 2019, two of which became effective September 30, 2015, two of which became effective on June 30, 2016, and two of which became effective on September 30, 2016, with the remaining interest rate swaps scheduled to become effective on December 30, 2016. These eight interest rate swaps hedge $972 million of floating rate debt. Accordingly, after giving effect to such interest rate swaps, a hypothetical 100 basis point increase in interest rates would result in an additional $6.7 million in interest expense per annum under our credit facilities, assuming fully-drawn utilization of each facility. All eight interest rate swaps have been designated as cash flow hedges against variability in future interest rate payments on the Term Loan Facility and are marked to market through consolidated other comprehensive income (loss). Gains and losses are realized in other income (loss) at the time of settlement payment from or to the swap counterparty.

By using derivative financial instruments to hedge exposures to changes in interest rates and foreign currency fluctuations, we are exposed to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, we are not exposed to the counterparty’s credit risk in those circumstances. We attempt to minimize counterparty credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit rating is at least Aa. Our derivative instruments do not contain credit risk related contingent features.

Raw Materials Risk

Our major raw materials include glass, vinyl extrusions, aluminum, steel, wood, hardware, adhesives, and packaging. Prices of these commodities can fluctuate significantly in response to, among other things, variable worldwide supply and demand across different industries, speculation in commodities futures, general economic or environmental conditions, labor costs, competition, import duties, tariffs, worldwide currency fluctuations, freight, regulatory costs, and product and process evolutions that impact demand for the same materials. Increasing raw material prices directly impact our cost of sales, and our ability to maintain margins depends on implementing price increases in response to increasing raw material costs. The market for our products may or may not accept price increases, and as such there is no assurance that we can maintain margins in an environment of rising commodity prices. See “Risk Factors—Risks Relating to Our Business and Industry—Prices of the raw materials we use to manufacture our products are subject to fluctuations, and we may be unable to pass along to our customers the effects of any price increases”.

We have not historically used derivatives or similar instruments to hedge commodity price fluctuations. We purchase from multiple, geographically diverse companies in order to mitigate the adverse impact of higher prices for our raw materials. We also maintain other strategies to mitigate the impact of higher raw material, energy, and commodity costs, which typically offset only a portion of the adverse impact.

BUSINESS

Our Company

We are one of the world’s largest door and window manufacturers, and we hold the #1 position by net revenues in the majority of the countries and markets we serve. We design, produce, and distribute an extensive range of interior and exterior doors, wood, vinyl, and aluminum windows, and related products for use in the new construction and R&R of residential homes and, to a lesser extent, non-residential buildings. We attribute our market leadership to our well-established brands, broad product offering, world-class manufacturing and distribution capabilities, and our long-standing customer relationships. Our goal is to achieve best-in-industry financial performance through the rigorous execution of our strategies, to reduce costs and improve quality through the implementation of operational excellence programs, drive profitable organic growth, pursue strategic acquisitions, and develop top talent.

We market our products globally under the JELD-WEN brand, along with several market-leading regional brands such as Swedoor and DANA in Europe and Corinthian, Stegbar, and Trend in Australia. Our customers include wholesale distributors and retailers as well as individual contractors and consumers. As a result, our business is highly diversified by distribution channel, geography, and construction application, as illustrated in the charts below:

(1)	Percentage of net revenues by construction application is a management estimate based on the end markets into which our customers sell.

We believe our global diversification will continue to support our growth as construction activity across our various end markets continues to expand. This diversification also helps to insulate us against over-dependence on the construction trends of any particular market or region.

As one of the largest door and window companies in the world, we have invested significant capital to build a business platform that we believe is unique among our competitors. We operate 115 manufacturing facilities in 19 countries, located primarily in North America, Europe, and Australia. Our global manufacturing footprint is strategically sized and located to meet the delivery requirements of our customers. For many product lines, our manufacturing processes are vertically integrated, enhancing our range of capabilities, our ability to innovate, and our quality control, as well as providing us with supply chain, transportation, and working capital savings. We believe that our manufacturing network allows us to deliver our broad portfolio of products to a wide range of customers across the globe, improves our customer service, and strengthens our market positions.

Our History

We were founded in 1960 by Richard L. Wendt, when he, together with four business partners, bought a millwork plant in Oregon. The subsequent decades were a time of successful expansion and growth as we added different businesses and product categories such as interior doors, exterior steel doors, and vinyl windows. Our first overseas acquisition was Norma Doors in Spain in 1992 and since then we acquired or established numerous businesses in Europe, Australia, Asia, Canada, Mexico, and Chile, making us a truly global company.

In October 2011, Onex acquired a majority of JELD-WEN’s voting interests. The initial investment was made in two tranches: (i) an investment in our convertible preferred stock representing an ownership stake of approximately 58%, and (ii) convertible notes redeemable within 18 months with proceeds from the operations and sale of certain non-core assets (comprised of real estate, service businesses, and other assets not related to door and window manufacturing). In April 2013, the outstanding balance of our convertible notes was converted into additional shares of convertible preferred stock. Subsequent to the initial investment, Onex made two follow-on investments. In 2012, Onex invested $50.0 million to fund a portion of the purchase price of our acquisition of CMI in exchange for additional shares of convertible preferred stock. In 2014, Onex also acquired common stock from an existing common shareholder. As of September 24, 2016, Onex owned approximately 84% of our outstanding common stock on an as-converted basis.

Our Transformation

After the Onex Investment, we began the transformation of our business from a family-run operation to a global organization with independent, professional management. The transformation accelerated after 2013 with the hiring of a new senior management team strategically recruited from a number of world-class industrial companies. Our new management team has decades of experience driving operational improvement, innovation, and growth, both organically and through acquisitions. We believe that the collective talent and experience of our team is a distinct competitive advantage. Under the leadership of our senior management team, we are systematically transforming our business through the application of process improvement and management tools focusing on three strategic areas: (i) operational excellence by implementing JEM; (ii) profitable organic growth; and (iii) strategic acquisitions. Together with our relentless focus on talent development, we are streamlining our operations, enhancing our manufacturing productivity and quality, leveraging our global sourcing capabilities, aligning our channel management strategies, investing in our brands, driving new product innovations, optimizing our pricing strategy, and executing on strategic acquisitions.

Name	Position	Joined JELD-WEN	Prior Experience

Kirk Hachigian	Executive Chairman	2014	Cooper Industries plc, GE Lighting, and Bain & Company

Mark Beck	President & Chief Executive Officer	2015	Danaher Corporation and Corning Incorporated

L. Brooks Mallard	Executive Vice President & Chief Financial Officer	2014	TRW Automotive Holdings Corporation, Eaton Corporation plc, Cooper Industries plc, and Thomas & Betts Corporation

Laura W. Doerre	Executive Vice President, General Counsel and Chief Compliance Officer	2016	Nabors Industries Ltd.

John Dinger	Executive Vice President & President, North America	2015	Eaton Corporation plc and Cooper Industries plc

Peter Maxwell	Executive Vice President & President, Europe	2015	Eaton Corporation plc and Cooper Industries plc

Peter Farmakis	Executive Vice President & President, Australasia	2013	Dexion Limited, Ciba Specialty Chemicals Corporation, and Smorgon Steel Group Limited

John Linker	Senior Vice President, Corporate Development & Investor Relations	2012	United Technologies Corporation, Goodrich Corporation, and Wells Fargo & Company

Our efforts to date have resulted in significant growth in our profitability. Our Adjusted EBITDA margin has increased by over 580 basis points and our Adjusted EBITDA has grown at a 37.7% CAGR from the year ended December 31, 2013 through the twelve-month period ended September 24, 2016. We are in the early stages of implementing our business transformation and, as a result, we believe we have an opportunity to continue growing our profitability faster than the growth in our end markets.

In the twelve-month period ended September 24, 2016, our net revenues were $3.6 billion, our net income was $144.8 million, and our Adjusted EBITDA was $369.2 million. Adjusted EBITDA has increased by $216.0 million, or 141.0%, and net income has increased by $213.2 million from the year ended December 31, 2013 to the twelve-month period ended September 24, 2016.

Our Competitive Strengths

Global Industry Leader With Strong Brands

We are one of the world’s largest door and window manufacturers, and we hold the #1 position by net revenues in the majority of the countries and markets we serve. We believe our global scale, along with the power of our well-known brands, creates a sustainable competitive advantage in each of our markets. We market our products globally under the JELD-WEN name along with several other well-known and well-respected regional brands, such as Stegbar and Corinthian in Australia and DANA and Swedoor in Europe. Our recent acquisitions of LaCantina, Karona, Aneeta, Trend, Dooria, and Breezway have further enhanced our portfolio of strong brand names. Our brands are widely recognized to stand for product quality, innovation, reliability, and service and have received numerous awards and endorsements, including recent recognition from Builder Magazine for brand familiarity, Home Builder Executive Magazine for product innovation, and Professional Builder Magazine for new product introductions.

World-Class Leadership Implementing Lasting Operational Improvements

We have assembled a team of executives from world-class organizations with a track record of driving manufacturing efficiency, cost reduction, product innovation, and profitable growth. Our Chief Executive Officer, Mark Beck, joined our team in 2015 after holding a series of executive management roles with Danaher Corporation and Corning Incorporated, where he had extensive experience leading global organizations, driving growth strategies, and implementing disciplined operational enhancements. Our Executive Chairman, Kirk Hachigian, who joined our team in 2014, was formerly the Chairman and Chief Executive Officer of Cooper Industries after a successful career at General Electric. Most of the members of our senior management team have extensive experience at major global industrial companies, which we believe creates a breadth and depth of operational expertise that is unusual for our industry. Our team has identified and has begun to execute on opportunities for continuous improvement across our platform. These initiatives are focused on manufacturing productivity, channel management, strategic sourcing, pricing discipline, and new product development. Although we remain in the early stages of implementing many of these continuous improvement programs, our efforts already have begun to yield results. Additionally, our leadership team has a proven track record of driving growth through the execution and integration of strategic acquisitions.

Multiple Levers To Grow Earnings

Our leading market positions and brands, world-class management team, and global manufacturing network create multiple opportunities for us to grow our earnings independent of growth in end-market demand. In particular, our management team has identified and is executing on:

•	operational excellence programs to improve our profit margins and free cash flow by reducing costs and improving quality;

•	initiatives to drive profitable organic sales growth, including new product development, investments in our brands and marketing, channel management, and pricing optimization; and

•	acquisitions to expand our business.

These actions have begun to lead to significant improvements in our profitability over the last two years, which we expect will continue as such initiatives are implemented across our operations globally and become part of our culture.

Long-Standing Customer Relationships

We have long-established relationships with our customers throughout our end markets, including retail home centers, wholesale distributors, and building product dealers. Our relationships are built upon the strength of our brands, the breadth of our product offering, our focus on customer service, and our commitment to quality and innovation. We believe that we are uniquely positioned to serve our large national and multinational customers, because of the breadth of our global manufacturing and sales network. The majority of our top ten customers have purchased our products for 17 years or more. In many of our key markets, we are the only competitor that can offer our customers a diverse range of multiple door and window product lines, further strengthening our relationships with our largest customers. Our relationships with leading distributors and retailers in each of our geographic end markets position us to benefit from the long-term growth in the global housing market and provide us with a valuable network for the introduction of new products developed internally or added through acquisition.

Significant Diversification Across End Markets, Channels, and Geographies

We believe that the diversity of our revenue base across end markets, channels, and geographies provides us with significant benefits relative to our competitors. For example, our diversity with respect to construction application provides insulation from specific trends in our end markets. We believe that this diversification provides us with greater business stability than if we participated in a single market and allows us to participate in growth across all phases of the construction cycle. Furthermore, our global platform of 115 manufacturing facilities across 19 countries enables us to serve customers across approximately 82 countries and helps limit our dependence on a specific geographic region. Although we generate approximately 60% of our net revenues in North America, positioning us for continued growth from the ongoing recovery in the U.S. domestic construction markets, we also generate approximately one-third of our net revenues from a diverse set of European markets that we believe are in the earlier stages of recovery.

Broad Global Manufacturing Network, Vertically Integrated In Key Product Lines

We have invested significant capital to build our global network of 115 manufacturing facilities that is unique among our competition in terms of capability, scale, and capacity. The global nature of our operations allows us to leverage key functions across these operations, such as sourcing and engineering. For many product lines, our manufacturing processes are vertically integrated, enhancing our range of capabilities and quality control as well as providing us with supply chain, transportation, and working capital savings. For example, we manufacture our own molded interior door skins for use in North America, France, and the United Kingdom, where molded doors are the predominant residential interior door type. As another example of our vertical integration, in our North American wood window business, we start with a whole log, which we cut into lumber at our own sawmill facility, craft the critical components for our window products, and treat the finished product with our proprietary AuraLast wood treatment process. Our operating platform allows us to deliver our broad portfolio of products to customers across the globe, enhances our ability to innovate, optimizes our cost structure, provides greater value and improved service to our customers, and strengthens our market positions.

Our Business Strategy

We seek to achieve best-in-industry financial performance through the disciplined execution of:

•	operational excellence programs, such as JEM, to improve our profit margins and free cash flow by reducing costs and improving quality;

•	initiatives to drive profitable organic sales growth, including new product development, investments in our brands and marketing, channel management, and pricing optimization; and

•	acquisitions to expand our business.

The execution of our strategy is supported and enabled by a relentless focus on talent management. Over the long term, we believe that the implementation of our strategy is largely within our control and is less dependent on external factors. The key elements of our strategy are described further below.

Expand Our Margins and Free Cash Flow Through Operational Excellence

With 115 manufacturing facilities around the world and over 20,000 dedicated employees, we have a global manufacturing footprint that is unique in the door and window industry. We have identified a substantial opportunity to improve our profitability by building a culture of operational excellence and continuous improvement across all aspects of our business through our JEM initiative. Historically, we were not centrally managed and had a limited focus on continued cost reduction, operational improvement, and strategic material sourcing. This resulted in profit margins that were lower than our building products peers and far lower than what would typically be expected of a world-class industrial company.

Our senior management team has a proven track record of implementing operational excellence programs at some of the world’s leading industrial manufacturing businesses, and we believe the same successes can be realized at JELD-WEN. Key areas of focus of our operational excellence program include:

•	reducing labor costs, overtime, and waste by optimizing planning and manufacturing processes;

•	reducing or minimizing increases in material costs through strategic global sourcing and value-added re-engineering of components, in part by leveraging our significant spend and the global nature of our purchases; and

•	reducing warranty costs by improving quality.

We are in the early stages of implementing our strategic initiatives, including JEM, to develop a culture of operational excellence and continuous improvement. Our initial actions in North America have already helped us to realize higher profit margins over the last two years and we are now beginning to implement the program in Europe and Australasia. We believe that our focus on operational excellence will result in the continued expansion of our profit margins and free cash flow as we systematically transform our business.

Drive Profitable Organic Sales Growth

We seek to deliver profitable organic revenue growth through several strategic initiatives, including new product development, brand and marketing investment, channel management, and continued pricing optimization. These strategic initiatives will drive our sales mix to include more value-added, higher margin products.

•

New Product Development: Our management team has renewed our focus on innovation and new product development. We believe that leading the market in innovation will enhance demand for our products, increase the rate at which our products are specified into home and non-residential designs, and allow us to sell a higher margin product mix. For example, in North America, we have recently increased our investment in research and development by hiring over 20 engineers, who will work closely with our expanded group of product line managers to identify unmet market needs and develop new products. We have also implemented a rigorous new governance process that prioritizes the most impactful projects and is expected to improve the efficiency and quality of our research and development efforts. We have launched several new North American product lines and line extensions in recent years, such as the Siteline window series, Epic Vue window, DF Hybrid window, and the Moda door collection. In Australia, we recently launched a new Deco contemporary door product line, a new pivot door series, a wood window line extension and the Alumiere aluminum window series. In Europe, we recently launched new steel door product lines that provide enhanced levels of security, safety, and impact resistance. While product specifications and certifications vary from country to country, the global nature of our operations allows us to leverage our global innovation capabilities and share new product designs across our markets. An example of global sharing of innovation is the “soft close” door system, which is based on hardware originally designed and manufactured by our European operations that is now being offered in North America and Australia.

•	Brand and Marketing Investment: We recently began to make meaningful investments in new marketing initiatives designed to enhance the positioning of the JELD-WEN family of brands. Our new initiatives include marketing campaigns focused on the distributor, builder, architect, and consumer communities. At the trade and architect level, we have invested in print media as well as social media, with a focus on our “whole home” offering of doors and windows. At the consumer level, we have recently invested in television advertising as well as partnerships such as “Dream Home Giveaway” on HGTV in the United States and the “House Rules” television show in Australia. Consistent with our efforts to drive operational excellence across all areas of our business, we are implementing research-based analytical tools to help optimize the effectiveness of our marketing efforts. We believe these branding initiatives are educating and building awareness with consumers, architects, and designers, as well as increasing the frequency with which our products are sought after by consumers and specified by builders and architects.

•	Channel Management: We are implementing initiatives and investing in tools and technology to enhance our relationships with key customers, make it easier for them to source from JELD-WEN, and support their ability to sell our products in the marketplace. Our recent technology investments are focused on improving the customer experience, including new quoting software, a new “Partners Portal” web interface, and a centralized repository of building information modeling files for architects, which are used to specify our products into architectural drawings. In many cases these initiatives are designed to incentivize our customers to sell our higher margin and value-add products. These incentives help our customers grow their businesses in a profitable manner while also improving our sales volumes and the margin of our product mix. For example, our new True BLU dealer management program groups our North American distribution customers into tiers based on the breadth and sales volume of JELD-WEN door and window products they carry, and provides benefits and rewards to each customer based on their tier classification. The True BLU program provides a strong incentive for distribution customers to increase the number of JELD-WEN products that they sell, providing us with opportunities to further penetrate the market with our more complete solution.

•	Pricing Optimization: We are focused on profitable growth and will continue to employ a strategic approach to pricing our products. Pricing discipline is an important element of our effort to improve our profit margins and earn an appropriate return on our invested capital. Over the past two years we have realized meaningful pricing gains by increasing our focus on customer- and product-level profitability in order to improve the profitability of certain underperforming lines of business. In addition, we have changed our historical approach in certain cases from pricing products based on contribution margin targets to an approach of pricing products based on fully loaded cost, which includes the capital we have invested in our manufacturing capacity, research and development capabilities, and brand equity.

Complement Core Earnings Growth With Strategic Acquisitions

Collectively, our senior management team has acquired and integrated more than 100 companies during their careers. Leveraging this collective experience, we have developed a disciplined governance process for identifying, evaluating, and integrating acquisitions. Our strategy focuses on three types of opportunities:

•	Market Consolidation Opportunities: The competitive landscape in several of our key markets remains highly fragmented, which creates an opportunity for us to consolidate smaller companies, enhance our market leading positions, and realize synergies through the elimination of duplicate costs. Our recent acquisitions of Dooria in Norway and Trend in Australia are examples of this strategy.

•	Enhancing Our Product Portfolio: We strive to provide the broadest range of doors and windows to our customers so that we can enhance our share of their overall spend. Along with our organic new product development pipeline, we seek to expand our door and window product portfolio by acquiring companies that have developed unique products, technologies, or processes. Our recent acquisitions of Karona (stile and rail doors), LaCantina (folding and sliding wall systems), Aneeta (sashless windows), and Breezway (louver windows) are examples of this strategy.

•	New Markets and Geographies: Opportunities also exist to expand our company through the acquisition of complementary door and window manufacturers in new geographies as well as providers of product lines and value-added services. While this has not been a major focus in recent years, we expect it to be a key element in our long-term growth.

Our Products

We provide a broad portfolio of interior and exterior doors, windows, and related products, manufactured from a variety of wood, metal, and composite materials and offered across a full spectrum of price points. In the year ended December 31, 2015, our door sales accounted for 65% of net revenues, our window sales accounted for 24% of net revenues, and our other ancillary products and services accounted for 11% of net revenues.

Doors

We are the #1 residential door provider by net revenues in the majority of our geographic markets. We hold #1 positions in residential doors by net revenues in the United States, Australia, Germany, Switzerland, and Scandinavia (which is comprised of Denmark, Sweden, Norway, and Finland). We hold #2 positions in residential doors by net revenues in Canada, the United Kingdom, and Austria. We offer a full line of residential interior and exterior door products, including patio doors and folding or sliding wall systems. Our non-residential door product offering is concentrated in Europe, where we are the #1 non-residential door provider by net revenues in Germany, Austria, Switzerland, and Scandinavia. In order to meet the style, design, and durability needs of our customers across a broad range of price points, our product portfolio encompasses many types of materials, including wood veneer, composite wood, steel, glass, and fiberglass. Our interior and exterior residential door models generally retail at prices ranging from $30 to $40 for our most basic products to several thousand dollars for our high-end exterior doors. Our highest volume products include molded interior doors, which are made from two composite molded door skins joined by a wooden frame and filled with a hollow honey-cell core or other solid core materials. These low-cost doors are the most popular choice for interior residential applications in North America and also are prevalent in France and the United Kingdom. In Europe, we also sell highly engineered non-residential doors, with features such as soundproofing, fire resistance, radiation resistance, and added security. We also manufacture stile and rail doors in our Southeast Asia manufacturing facilities, as well as in the United States through our recent acquisition of Karona. Additionally, we offer profitable value-add services in all of our markets, including pre-hanging and pre-finishing. These services are valued by labor constrained customers and allow us to capture more profit from the sale of our door products. Our newest door product offering includes folding and sliding wall systems through our recent acquisition of LaCantina, which closed in October 2015.

We manufacture our own composite molded skins for our interior door business. In the last several years, we have added significant door skin capacity into the North America market, primarily as a result of the opening of our facility in Dodson, Louisiana.

Windows

We hold the #3 position by net revenues in residential windows in the United States and Canada and the #1 position in Australia. We manufacture wood, vinyl, and aluminum windows in North America, wood and aluminum windows in Australia, and wood windows in the United Kingdom. Our window product lines comprise a full range of styles, features, and energy-saving options in order to meet the varied needs of our customers in each of our regional end markets. For example, our high performance wood and vinyl windows with multi-pane glazing and superior energy efficiency properties are in greater demand in Canada and the northern United States. By contrast, our lower-cost aluminum framed windows are popular in some regions of the southern United States, while in coastal Florida certain local building codes require windows that can withstand the impact of debris propelled by hurricane-force winds. Wood windows are prevalent as a high-end option in all of our markets because they possess both insulating qualities and the beauty of natural wood. In North America our wood windows and patio doors include our proprietary AuraLast treatment, which is a unique water-based wood protection process that provides protection against wood rot and decay. We believe AuraLast is unique in its ability to penetrate and protect the wood through to the core, as opposed to being a shallow or surface-only treatment. Our newest window product offerings include sashless window systems through our recent acquisition of Aneeta which closed in August 2015. Our windows typically retail at prices ranging from $100 to $200 for a basic vinyl window to over $1,000 for a custom energy-efficient wood window. We believe that our innovative energy-efficient windows position us to benefit from increasing environmental awareness among consumers and from changes in local building codes. In recognition of our expansive energy-efficient product line, we have been an ENERGY STAR partner since 1998.

Other Ancillary Products and Services

In certain regions, we sell a variety of other products that are ancillary to our door and window offerings, which we do not classify as door or window sales. These products include shower enclosures and wardrobes, moldings, trim board, lumber, cutstock, glass, staircases, hardware and locks, cabinets, and screens. Molded door skins sold to certain third-party manufacturers, as well as miscellaneous installation and other services, are also included in this category.

We sell molded door skins to certain customers pursuant to long-term contracts, and these customers in turn use the molded door skins to manufacture interior doors and compete directly against us in the marketplace. We have given notice of termination of one of these contracts, pursuant to which that contract will expire at the end of its term. The counterparty to this agreement has asserted various claims against us and has filed a complaint on purported antitrust, breach of contract, breach of warranty, and tort grounds. We believe their claims lack merit and intend to defend vigorously against this action. For additional information, see “—Legal Proceedings”.

Our End Markets

We operate within the global market for residential and non-residential doors and windows with sales spanning 82 countries. While we operate globally, the markets for doors and windows are regionally distinct with suppliers manufacturing finished goods in proximity to their customers. Finished doors and windows are generally bulky, expensive to ship, and, in the case of windows, fragile. Designs and specifications of doors and windows also vary from country to country due to differing construction methods, building codes, certification requirements, and consumer preferences. Customers also demand short delivery times and can require special order customizations. We believe that we are well-positioned to meet the global demands of our customers due to our market leadership, strong brands, broad product line, and strategically located manufacturing and distribution facilities.

The table below highlights the breadth of our global operations as of and for the year ended December 31, 2015:

	North America	Europe	Australasia

% Net Revenues	60%	29%	11%
Manufacturing Facilities(1)	44	28	43

Key Market Positions(2)	• #1 in residential doors in the United States • #2 in residential doors in Canada • #3 in residential windows in the United States and Canada

•    #1 in residential and non-residential doors in Germany, Switzerland, and Scandinavia

•    #1 in non-residential doors and #2 in residential doors in Austria

•    #2 in non-residential doors and #3 in residential doors in France

•    #2 in residential doors in the United Kingdom

• #1 in residential doors in Australia • #1 in residential windows in Australia

Net Revenues by Product Type	• Doors (57%) • Windows (33%) • Other (10%)	• Doors (92%) • Windows (3%) • Other (5%)	• Doors (42%) • Windows (30%) • Other (28%)

Net Revenues by Construction Application(3)	• Residential R&R (52%) • Residential new construction (46%) • Non-residential (2%)	• Residential R&R (44%) • Residential new construction (26%) • Non-residential (30%)	• Residential R&R (26%) • Residential new construction (72%) • Non-residential (2%)

Key Brands(1)	• JELD-WEN • CraftMaster • LaCantina • Karona	• JELD-WEN • Swedoor • DANA • Dooria • Kilsgaard	• JELD-WEN • Stegbar • Corinthian • Trend • Aneeta • Regency • Breezway

(1)	As of September 24, 2016.
(2)	Based on the Freedonia Report. Our market position is based on rankings by net revenues.
(3)	Percentage of net revenues by construction application is a management estimate based on the end markets into which our customers sell.

North America

In our North America segment, we primarily compete in the market for residential doors and windows in the United States and Canada. We are the only manufacturer that offers a full line of interior and exterior door and window products, allowing us to offer a more complete solution to our customer base. According to the Freedonia Report, the market for our residential door and window products in the United States and Canada generated approximately $10.8 billion in sales in 2015. We believe that our total market opportunity in North America is significantly larger and includes non-residential applications, other door and window related products, and value-added services. We believe that the significant contributions from R&R construction activity provide these markets with enhanced stability during periods of stagnant or declining new construction activity. According to the U.S. Census Bureau, total housing starts in 2014 and 2015 were 1.0 million and 1.1 million units, respectively, significantly below the 20 and 50-year averages of 1.5 million units. According to the Joint Center for Housing Studies, residential R&R spending reached $285.4 billion in 2015, which was an increase of 4.4% from $273.3 billion in 2014. We believe that our leading position in the North American market will enable us to benefit from continued recovery in residential construction activity over the next several years.

Europe

The European market for doors is highly fragmented, and we have the only platform in the industry capable of serving nearly all European countries. In our Europe segment, we primarily compete in the market for residential and non-residential doors in Germany, the United Kingdom, France, Austria, Switzerland, and Scandinavia. According to the Freedonia Report, the market for residential and non-residential door products in these countries generated approximately $3.4 billion in sales in 2015. We believe that our total market opportunity in Europe is significantly larger and includes other European countries, other door product lines, related building products, and value-added services. Although construction activity in Europe has been slower to recover compared to construction activity in North America, new construction and R&R activity is expected to increase across Europe over the next several years.

Australasia

In our Australasia segment, we primarily compete in the market for residential doors and windows in Australia, where we hold the #1 position by net revenues. According to the Freedonia Report, the market for residential door and window products in Australia generated approximately $1.4 billion in sales in 2015. We believe that our total market opportunity in the Australasian region is significantly larger and includes non-residential applications, and other countries in the region, as well as other related building products, and value-added services. For example, we also sell a full line of shower enclosures and wardrobes throughout Australia. In 2015, new housing and R&R spend increased 6.1% and 2.7%, respectively, according to Australia’s Housing Industry Association.

Materials

Historically our sourcing function primarily operated in a regional, decentralized model. With our recent leadership transformation, we have increased our focus on making global sourcing a competitive advantage, as evidenced by our hiring in 2016 of an experienced procurement executive to lead our global sourcing function. Under his leadership, our focus will be on minimizing material costs through strategic global sourcing and value-added re-engineering of components. We believe leveraging our significant spending and the global nature of our purchases will allow us to achieve these goals.

We generally maintain a diversified supply base for the materials used in our manufacturing operations. Materials represented approximately 53% of our cost of sales in the year ended December 31, 2015. The primary materials used for our door business include wood, wood veneers, wood composites, steel, glass, internally produced door skins, fiberglass compound, and hardware, as well as petroleum based products such as resin and binders. The primary materials for our window business include wood, wood components, glass, hardware, aluminum extrusions, and vinyl extrusions. Wood components for our window operations are sourced primarily from our own manufacturing plants, which allow us to improve margins and take advantage of our proprietary technologies such as our AuraLast wood treatment process.

We track commodities in order to understand our vendors’ costs, realizing that our costs are determined by the broader competitive market as well as by increases in the inputs to our vendors. In order to manage the risk in material costs, we develop strategic relationships with suppliers, routinely evaluate substitute components, develop new products, vertically integrate where applicable and seek alternative sources of supply from multiple vendors and often from multiple geographies.

Sales and Marketing

We actively market and sell our products directly to our customers around the world through our global sales force and indirectly through our marketing and branding initiatives. Our global sales force, which is organized and managed regionally, includes over 1,000 sales professionals. Our sales force focuses on building and maintaining relationships with key customers as well as managing customer supply needs and arranging in-store promotional initiatives. In North America, we also have a dedicated team that focuses on our large home center customers. We have recently made significant investments in tools and technologies to enhance the effectiveness of our sales force and improve ease of doing business. For example, we are in the process of deploying Salesforce.com on a global basis, which will provide us with a common global customer relationship management platform. In addition, we are in the process of simplifying our order entry process by implementing online configuration tools. We have introduced an electronic ordering system for easy order placement, and we intend to expand our online retail sales. Our new strategy also includes initiatives focused on expanding our market through the use of social media. To date, these initiatives have included hosting videos and increasing our presence on Facebook.

Consistent with our new pricing strategies, we have restructured the commission and incentive plans of our sales team to drive focus on achieving profitable growth. We have also invested significantly in our architectural sales force by adding staff and tools to increase the frequency with which our products are specified by architects. We believe these investments will increase sales force effectiveness, create pull-through demand, and optimize sales force productivity.

We believe that our broad product portfolio of both doors and windows in North America and Australasia is a competitive advantage as it allows us to cross-sell our door and window products to our end customers, many of whom find it more efficient to choose one supplier for their door and window needs on a given project. None of our primary competitors in these regions offer a similarly complete range of windows as well as interior and exterior doors.

Research and Development

Following a number of years during and after the global financial crisis of limited investment in new product development, a core element of our strategy is a renewed focus on innovation and the development of new products and technologies. We believe that leading the market in innovation will enhance demand for our products and allow us to sell a higher margin product mix. Our research and development efforts encompass new product development, derivative product development, as well as value added re-engineering of components in our existing products leading to reduced costs and manufacturing efficiencies. For example, in North America, we have recently increased our investment in research and development by hiring over 20 engineers, who will work closely with our expanded group of product line managers to identify unmet market needs and develop new products. In total, we have increased our research and development headcount by 45 people and launched over 500 products since 2013. We have also designed a new governance process that prioritizes the most impactful projects and is expected to improve the efficiency and quality of our research and development efforts. The governance process is currently being deployed globally, such that we can leverage best practices from region to region. Additionally, a substantial driver of our 2015 acquisition activity was increasing access to new and innovative products. We believe that these investments in research and development will create a competitive advantage for us.

Although product specifications and certifications vary from country to country, the global nature of our operations allows us to leverage our global innovation capabilities and share new product designs across our markets. We believe that the global nature of our research and development capabilities is unique among our door and window competition. An example of global sharing of innovation is the “soft close” door system, which is based on hardware originally designed and manufactured by our European operations that is now being offered in North America and Australia. Additionally, we have successfully launched new door designs into our North American and Australian markets that were originally developed in our European operations.

Customers

We sell our products worldwide to more than 20,000 customer locations. We have well-established relationships with numerous customers throughout the door and window distribution chain in each of our end markets, including retail home centers, wholesale distributors, and building product dealers that supply homebuilders, contractors, and consumers. Our wholesale customers include such industry leaders as BMC/Stock Building Supply, ProBuild/Builders First Source, American Building Supply, Saint-Gobain, and the Holzring group. Our home center customers include, among others, The Home Depot, Lowes, and Menards in North America; B&Q, Howdens, and Bauhaus in Europe; and Bunnings Warehouse in Australia. We have maintained relationships with the majority of our top ten customers for over 17 years and believe that the strength and tenure of our customer relationships is based on our ability to produce and deliver high-quality products quickly and in the desired volumes for a reasonable cost. Our top ten customers together accounted for approximately 44% of our revenues in the year ended December 31, 2015, and our largest customer, The Home Depot, accounted for approximately 19% of our revenues in the year ended December 31, 2015.

Competition

The door and window industry is highly competitive and includes a number of regional and international competitors. Competition is largely based on the functional and aesthetic quality of products, service quality, distribution capability and price. We believe that we are well-positioned in our industry due to our leading brands, our broad product lines, our consistently high product quality and service, our global manufacturing and distribution capabilities, and our extensive multi-channel distribution. For North American interior doors, our major competitors include Masonite and several smaller independent door manufacturers. For North American exterior doors, competitors include Masonite, Therma-Tru (a division of Fortune Brands), and Plastpro. The North American window market is highly fragmented, with sizeable competitors including Anderson, Pella, Marvin, Ply-Gem, and Milgard (a division of Masco). The door manufacturers that we primarily compete with in our European markets include Huga, Prüm/Garant, Daloc, Masonite, Premdor-France, and Herholz. The competitive landscape in Australia is varied across the door and window markets. In the Australian door market, Hume Doors is our primary competitor, while in the window, shower screen, and wardrobe markets we largely compete against a fragmented set of smaller companies.

Intellectual Property

We rely primarily on patent, trademark, copyright, and trade secret laws and contractual commitments to protect our intellectual property and other proprietary rights. Generally, registered trademarks have a perpetual life, provided that they are renewed on a timely basis and continue to be used properly as trademarks. We intend to maintain the trademark registrations listed below so long as they remain valuable to our business.

Our U.S. window and door trademarks include JELD-WEN, AuraLast, MiraTEC, Extira, LaCANTINA, Karona, ImpactGard, JW, Aurora, and IWP. Our trademarks are either registered or have long been used as a common law trademark by the Company. The trademarks we use outside the United States include the Stegbar, Regency, William Russell Doors, Airlite, Trend, The Perfect Fit, Aneeta, Breezway, and Corinthian marks in Australia, and Swedoor, Dooria, DANA, and Alupan in Europe.

Properties

We operate 115 manufacturing facilities, 25 distribution facilities, and 54 showrooms (which are often co-located with a manufacturing or distribution facility) located in 25 countries. In addition, we also own and lease other properties, including sales offices, closed facilities, and administrative office space in Klamath Falls, Oregon, which we own, as well as Charlotte, North Carolina; Birmingham, United Kingdom; and Sydney, Australia, each of which we lease. Our facilities in the United States, Canada, St. Kitts, St. Maarten, Chile, Peru, and Mexico are used primarily for operations involving our North America segment; our facilities in the United Kingdom, France, Austria, Switzerland, Hungary, Germany, Sweden, Denmark, Latvia, Estonia, Finland, and Russia are used primarily for operations involving our Europe segment; and our facilities in Australia, New Zealand, Malaysia, and Indonesia are used primarily for operations involving our Australasia segment. The following table provides certain information regarding our manufacturing, distribution, and showroom facilities.

Country	Facility Location	Operations	Status
United States	Ozark, AL	Manufacturing (doors)	Leased
	Wedowee, AL	Manufacturing (doors)	Leased
	Phoenix, AZ	Distribution	Owned
	Oceanside, CA	Manufacturing (wall systems)	Leased
	Rocklin, CA	Manufacturing (doors)	Owned
	Vista, CA	Manufacturing (windows)	Leased
	Coral Springs, FL	Distribution	Owned
	Kissimmee, FL	Manufacturing (doors)	Owned
	Venice, FL	Manufacturing (windows)	Leased
	Aiea, HI	Manufacturing (windows)	Leased
	Grinnell, IA	Manufacturing (multiple)	Owned
	Rantoul, IL	Manufacturing (windows)	Owned
	Ligonier, IN	Manufacturing (doors)	Owned
	Dodson, LA	Manufacturing (door skins)	Owned
	Caledonia, MI	Manufacturing (doors), Distribution	Leased
	Grand Rapids, MI	Manufacturing (doors)	Owned
	Lexington, NC	Manufacturing (doors)	Owned
	North Wilkesboro, NC	Manufacturing (door skins)	Owned
	Mt. Vernon, OH	Manufacturing (windows)	Owned
	Pataskala, OH	Distribution	Leased
	Bend, OR	Manufacturing (multiple)	Owned
	Chiloquin, OR	Manufacturing (doors)	Owned
	Klamath Falls, OR	Manufacturing (multiple)	Owned
	Stayton, OR	Manufacturing (windows)	Owned
	Pottsville, PA	Manufacturing (doors)	Owned
	Ringtown, PA	Manufacturing (multiple)	Owned
	Towanda, PA	Manufacturing (windows)	Owned
	Garland, TX	Manufacturing (doors)	Leased
	Grand Prairie, TX	Distribution	Leased
	Sulphur Springs, TX	Manufacturing (doors)	Owned
	Ludlow, VT	Manufacturing (doors)	Owned
	North Springfield, VT	Distribution	Leased
	Kent, WA	Distribution	Leased
	Tukwila, WA	Manufacturing (coatings)	Leased
	Yakima, WA	Manufacturing (windows)	Owned
	Hawkins, WI	Manufacturing (windows)	Owned
	Craigsville, WV	Manufacturing (door skins)	Owned

Country	Facility Location	Operations	Status
Canada	Calgary, AB	Distribution (multiple)	Leased
	Edmonton, AB	Distribution	Leased
	Abbottsford, BC	Distribution	Leased
	Winnipeg, MB	Manufacturing (windows), Distribution	Owned
	Amherst, NS	Distribution	Owned
	Vaughn, ON	Manufacturing (windows)	Leased
	St. Apollinaire, QC	Manufacturing (windows)	Owned
	St. Henri, QC	Manufacturing (doors)	Owned
	Saskatoon, SK	Distribution	Leased
St. Kitts	Basseterre	Distribution	Owned
St. Maarten	Little Bay	Distribution	Leased
Chile	Santiago	Manufacturing (doors)	Owned
Peru	Lima	Manufacturing (doors)	Leased
Mexico	Tijuana	Manufacturing (multiple)	Owned
United Kingdom	Melton Mowbray	Manufacturing (multiple), Distribution	Both
	Penrith	Manufacturing (doors)	Owned
	Sheffield	Manufacturing (doors)	Owned
France	Eauze	Manufacturing (doors)	Owned
	Ussel	Manufacturing (doors)	Owned
Austria	Linz	Showroom	Leased
	Pockstein	Manufacturing (doors)	Leased
	Salzburg	Showroom	Leased
	Vienna	Showroom	Leased
	Spital am Pyhrn	Manufacturing (doors)	Owned
Croatia	Zagreb	Showroom	Leased
Switzerland	Bremgarten	Manufacturing (doors)	Owned
	Chatel Saint Denis	Showroom	Leased
	Rothrist	Showroom	Leased
	Zurich	Showroom	Leased
Hungary	Lenti	Manufacturing (doors)	Owned
Germany	Gutersloh	Distribution	Leased
	Mittweida	Manufacturing (frames)	Owned
	Oettingen	Manufacturing (doors)	Owned
Sweden	Aastorp	Manufacturing (doors)	Owned
	Forserum	Manufacturing (doors)	Owned
	Kungsater	Manufacturing (doors)	Owned
	Vannas	Manufacturing (doors)	Owned
Denmark	Herning	Manufacturing (doors)	Owned
	Logstor	Manufacturing (doors)	Owned
	Sdr. Felding	Manufacturing (doors)	Owned
Latvia	Aizkraukle	Manufacturing (multiple)	Owned
	Dobele	Manufacturing (doors)	Owned
Estonia	Rakvere	Manufacturing (multiple)	Owned
Finland	Kuopio	Manufacturing (doors)	Owned
	Vaasky	Manufacturing (doors)	Owned
Russia	St. Petersburg	Distribution	Leased
Australia	Hume, ACT	Manufacturing (multiple)	Leased
	Alexandria, NSW	Showroom	Leased
	Batemans Bay, NSW	Showroom	Leased
	Brookvale, NSW	Manufacturing (windows), Showroom	Leased
	Cardiff, NSW	Manufacturing (multiple), Showroom	Leased

Country	Facility Location	Operations	Status
	Chatswood, NSW	Showrooms (multiple)	Leased
	Coffs Harbor, NSW	Distribution	Leased
	Dubbo, NSW	Showroom	Leased
	Girraween, NSW	Manufacturing (windows)	Leased
	Kotara, NSW	Showroom	Leased
	Lansvale, NSW	Manufacturing (windows)	Owned
	Moorebank, NSW	Manufacturing (showerscreens/wardrobes), Showroom	Leased
	Ourimbah, NSW	Manufacturing (multiple), Showrooms (multiple)	Leased
	Port Macquarie, NSW	Showroom	Leased
	Queanbeyan, NSW	Manufacturing (multiple)	Owned
	Tamworth, NSW	Manufacturing (windows), Showroom	Leased
	Taren Point, NSW	Showroom	Leased
	Thornleigh, NSW	Showroom	Leased
	South Windsor, NSW	Manufacturing (windows), Showroom	Leased
	St. Marys, NSW	Manufacturing (doors)	Owned
	Wollongong, NSW	Showroom	Leased
	Winnellie, NT	Distribution	Leased
	Acacia Ridge, QLD	Manufacturing (doors)	Owned
	Bundall, QLD	Showroom	Leased
	Caboolture, QLD	Manufacturing (windows), Showroom	Leased
	Cairns, QLD	Showroom	Leased
	Coorparoo, QLD	Manufacturing (windows), Showrooms (multiple)	Leased
	Currajong, QLD	Distribution	Leased
	Helensvale, QLD	Manufacturing (windows)	Owned
	Hervey Bay, QLD	Showroom	Leased
	Kedron, QLD	Showroom	Leased
	Maroochydore, QLD	Distribution, Showroom	Leased
	Morningside, QLD	Manufacturing (windows)	Leased
	Northgate, QLD	Manufacturing (glass)	Leased
	Ormeau, QLD	Manufacturing (multiple), Showroom	Leased
	Stones Corner, QLD	Showroom	Leased
	Toowoomba, QLD	Showroom	Leased
	Yatala, QLD	Manufacturing (multiple), Showroom	Owned
	Edwardstown, SA	Showroom	Leased
	Pooraka, SA	Manufacturing (windows), Showroom	Leased
	Regency Park, SA	Manufacturing (multiple), Showrooms (multiple)	Both
	Salisbury, SA	Manufacturing (windows)	Leased
	Unley, SA	Showroom	Leased
	Airport West, VIC	Showroom	Leased
	Albury, VIC	Manufacturing (multiple), Showroom	Leased
	Ballarat, VIC	Showrooms (multiple)	Leased
	Bayswater, VIC	Manufacturing (windows), Showroom	Leased
	Bendigo, VIC	Showroom	Leased
	Campbellfield, VIC	Showroom	Leased
	Clayton, VIC	Manufacturing (multiple), Showroom	Leased
	Dandenong, VIC	Manufacturing (doors)	Owned
	Mitcham, VIC	Manufacturing (windows)	Leased
	North Geelong, VIC	Showroom	Leased
	Rowville, VIC	Manufacturing (multiple), Showroom	Owned
	Seaford, VIC	Manufacturing (windows)	Leased
	Shepparton, VIC	Showroom	Leased
	South Geelong, VIC	Showroom	Leased

Country	Facility Location	Operations	Status
	Canning Vale, WA	Manufacturing (doors)	Owned
	Wangara, WA	Manufacturing (multiple), Showroom	Leased
	Welshpool, WA	Distribution	Leased
New Zealand	East Tamaki	Distribution	Leased
Malaysia	Klang	Manufacturing (multiple)	Owned
Indonesia	Cicadas	Manufacturing (doors)	Owned

Employees

As of September 24, 2016, we employed approximately 20,800 people. Of our total number of employees, approximately 10,930 are employed in operations included in our North America segment, approximately 6,100 are employed in operations included in our Europe segment, and approximately 3,770 are employed in operations included in our Australasia segment. In order to adequately train our employees in North America, we recently launched JELD-WEN University, which provides product and service training from a Midwest regional training center and various mobile units.

Two facilities in the United States are covered by collective bargaining agreements, which represent approximately 440 employees. Approximately 21% of our employees in Canada work at facilities covered by collective bargaining agreements. In total, approximately 1,100, or 10%, of our employees in the United States and Canada are unionized workers. As is common in Europe and Australia, the majority of our facilities there are covered by work councils and/or labor agreements. We believe we have satisfactory relationships with our employees and, to the extent applicable, with our organized labor unions.

Environmental Matters

The geographic breadth of our facilities and the nature of our operations subject us to extensive environmental, health, and safety laws and regulations in jurisdictions throughout the world. Such laws and regulations relate to, among other things, air emissions, the treatment and discharge of wastewater, the discharge of hazardous materials into the environment, the handling, storage, use and disposal of solid, hazardous and other wastes, worker health and safety, or otherwise relate to health, safety, and protection of the environment. Many of our products are also subject to various laws and regulations such as building and construction codes, product safety regulations, and regulations and mandates related to energy efficiency.

The nature of our operations, which involve the handling, storage, use, and disposal of hazardous wastes, exposes us to the risk of liability and claims associated with contamination at our current and former facilities or sites where we have disposed of or arranged for the disposal of waste, or with the impact of our products on human health and safety and the environment. Laws and regulations with respect to the investigation and remediation of contaminated sites can impose joint and several liability for releases or threatened releases of hazardous materials upon statutorily defined parties, including us, regardless of fault or the lawfulness of the original activity or disposal. We have been subject to claims, including having been named as a potentially responsible party, in certain proceedings initiated pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, and similar state and foreign laws, regulations, and statutes, and may be named a potentially responsible party in other similar proceedings in the future. Unforeseen expenditures or liabilities may arise in connection with such matters.

We have also been the subject of certain environmental regulatory actions by the EPA and state regulatory agencies in the United States and foreign governmental authorities in jurisdictions in which we operate, and are obligated to make certain expenditures in settlement of those actions. We do not expect expenditures for compliance with environmental laws and regulations to have a material adverse effect on our results of operations or competitive position. However, the discovery of a presently unknown environmental condition, changes in environmental requirements or their enforcement, or other unanticipated events, may give rise to unforeseen expenditures and liabilities which could be material.

For more information, see “Risk Factors—Risks Relating to Our Business and Industry—We may be subject to significant compliance costs as well as liabilities under environmental, health, and safety laws and regulations”, “Risk Factors—Risks Relating to Our Business and Industry—We may be subject to significant compliance costs with respect to legislative and regulatory proposals to restrict emissions of greenhouse gasses, or ‘GHGs’”, and “—Legal Proceedings—Environmental Regulatory Actions”.

Environmental Sustainability

We strive to conduct our business in a manner that is environmentally sustainable and demonstrates environmental stewardship. To that end, we pursue processes that are designed to minimize waste, maximize efficient utilization of materials, and conserve resources, including using recycled and reused materials to produce portions of our products. We continue to evaluate and modify our manufacturing and other processes on an ongoing basis to further reduce our impact on the environment. We believe in the importance of our employees sharing our commitment and we strive to recruit, educate, and train our employees in these values on an ongoing basis throughout their careers with us.

Legal Proceedings

We are involved in various legal proceedings, claims, and government audits arising in the ordinary course of business. While the outcome of any pending matters is currently not determinable, management does not expect that the ultimate costs to resolve such matters will have a material adverse effect on our financial position, results of operations or cash flows.

We sell molded door skins to certain customers pursuant to long-term contracts, and these customers in turn use the molded door skins to manufacture interior doors and compete directly against us in the marketplace. We have given notice of termination of one of these contracts and, on June 29, 2016, the counterparty to the agreement, Steves and Sons, Inc., or “Steves,” filed a claim against JWI in the United States District Court for the Eastern District of Virginia, Richmond Division. The complaint alleges that our acquisition of CMI, together with subsequent price increases and termination of the contract, violated antitrust laws and constituted a breach of contract, breach of warranty, and tort. The complaint seeks injunctive relief, ordinary and treble damages, and declaratory relief. We believe Steves’ claims lack merit and intend to defend vigorously against this action.

Environmental Regulatory Actions

In 2008, we entered into an Agreed Order with the Washington Department of Ecology, or WADOE, to assess historic environmental contamination and remediation feasibility at our former manufacturing site in Everett, Washington. As part of this agreement, we also agreed to develop a Cleanup Action Plan, or CAP, arising from the feasibility assessment. We are currently working with WADOE to finalize our Remedial Investigation and Feasibility Study, or RI/FS, and, once final, we will develop the CAP. We estimate the remaining cost to complete our RI/FS and develop the CAP at $0.5 million, which we have fully accrued. However, because we cannot at this time reasonably estimate the cost associated with any remedial action we would be required to undertake, we have not provided accruals for any remedial actions in our consolidated financial statements. Non-Core Everett LLC, a subsidiary of the Company, also received notice of a natural resource damage claim from the Port Gardner and Snohomish River Trustee Council in connection with this site. In September 2015 we entered into a settlement agreement pursuant to which we will pay $1.2 million to settle the claim. Of the $1.2 million, the prior insurance carrier of the site has agreed to fund $1.0 million of the settlement. All amounts related to the settlement are fully accrued and we do not expect to incur any significant further loss related to the settlement of this matter. However, should extensive remedial action be required in the future (and if insurance coverage is unavailable or inadequate), the costs associated with this site could have a material adverse effect on our results of operations and cash flows.

In 2015, we entered into a Consent Order and Agreement, or COA, with the Pennsylvania Department of Environmental Protection, or PaDEP, to remove a pile of wood fiber waste from our site in Towanda, Pennsylvania, which we acquired in connection with our acquisition of CMI in 2013, by using it as fuel for a boiler at that site. The COA replaced a 1995 Consent Decree between CMI’s predecessor Masonite, Inc. and PaDEP. Under the COA, we are required to achieve certain periodic removal objectives and ultimately remove the entire pile by August 31, 2022. There are currently $10.7 million in bonds posted in connection with these obligations. If we are unable to remove this pile by August 31, 2022, then the bonds will be forfeited and we may be subject to penalties by PaDEP. We currently anticipate meeting all applicable removal deadlines; however, if our operations at this site decrease and we burn less fuel than currently anticipated then we may not be able to meet such deadlines.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers, significant employees and directors, including their ages as of November 1, 2016.

Name	Age	Position
Kirk Hachigian	57	Executive Chairman and Director
Mark Beck	51	Chief Executive Officer, President, and Director
L. Brooks Mallard	49	Executive Vice President and Chief Financial Officer
Laura W. Doerre	49	Executive Vice President, General Counsel and Chief Compliance Officer
John Dinger	50	Executive Vice President and President, North America
Peter Farmakis	48	Executive Vice President and President, Australasia
Peter Maxwell	54	Executive Vice President and President, Europe
Timothy Craven	48	Executive Vice President, Human Resources
John Linker	41	Senior Vice President, Corporate Development and Investor Relations
Matthew Power	47	Senior Vice President, Product Innovation
Martha (Stormy) Byorum	67	Director
Anthony Munk	56	Director
Matthew Ross	39	Director
Bruce Taten	60	Director
Patrick Tolbert	71	Director
Roderick Wendt	62	Vice Chairman and Director
Steven Wynne	64	Director
Gregory Maxwell	59	Director Nominee

Kirk Hachigian, Executive Chairman and Director. Mr. Hachigian has served as a director of the Company since September 2013 and as Executive Chairman since November 2015. Mr. Hachigian also served as Chief Executive Officer and President of the Company from March 2014 until his appointment as Executive Chairman. He served as a principal of SkyKarr Capital, a private investment firm, from January 2013 to March 2014, and as Chairman, President, and Chief Executive Officer of Cooper Industries plc, a $5.8 billion global manufacturer of electrical products, from 2006 until its merger with Eaton Corporation in October 2012. Prior to joining Cooper Industries, Mr. Hachigian was President and Chief Executive Officer of Asia Pacific Operations for GE Lighting. He has served as lead director for Allegion plc and as a director of NextEra Energy Inc. since 2013 and a director of PACCAR Inc. since 2008. He earned a B.S. in mechanical engineering from the University of California at Berkeley and an M.B.A. from The Wharton School at the University of Pennsylvania. Mr. Hachigian brings to the Company extensive global experience in the residential and commercial construction end markets, including selling through both traditional distributors and major home centers. Mr. Hachigian was selected to serve on our board of directors due to his extensive business experience with leading industrial companies and his prior service as our Chief Executive Officer.

Mark Beck, Chief Executive Officer, President, and Director. Mr. Beck joined the Company as Chief Executive Officer and President in November 2015 and joined our board of directors in May 2016. Mr. Beck joined the Company from Danaher Corporation, where he served as Executive Vice President of the Water Quality and Dental Platforms beginning in April 2014. Previously, Mr. Beck spent 18 years with Corning Incorporated in a series of management positions with increasing responsibility, culminating in his appointment as Executive Vice President of Corning Incorporated’s Environmental Technologies and Life Science units in July 2012. Earlier in his career, Mr. Beck spent six years in the residential construction industry. In addition, Mr. Beck served on the board of directors of Dow Corning Corporation, a private manufacturing company, from October 2011 to April 2014. Mr. Beck holds a B.A. in Business Management from Pacific University and an M.B.A. from Harvard Business School. Mr. Beck was selected to serve on our board of directors due to his business experience and current service as our Chief Executive Officer.

L. Brooks Mallard, Executive Vice President and Chief Financial Officer. Mr. Mallard has served as Executive Vice President and Chief Financial Officer of the Company since November 2014. Prior to joining the Company, Mr. Mallard served as Finance Director of the Global Braking Business at TRW Automotive Holdings Corporation from March 2013 to October 2014. From 2003 to February 2013 Mr. Mallard also worked at Cooper Industries, where he served in positions of increasing authority, including Vice President of Finance and Administration of Cooper Bussmann from 2007 to August 2011 and Vice President of Finance and Administration of Cooper Power Systems from August 2011 to February 2013. Earlier in his career, Mr. Mallard served in executive financial positions at Thomas & Betts Corporation, Briggs and Stratton Corporation, and GAF Materials Corporation. Mr. Mallard holds a B.B.A. and an M.B.A. from Georgia Southern University. He has also earned both the Certified Management Accountant and Certified Financial Management designations from the Institute of Management Accountants.

Laura W. Doerre, Executive Vice President, General Counsel and Chief Compliance Officer. Ms. Doerre joined the Company in September 2016 and is responsible for the Company’s global legal affairs and global risk and compliance functions. Prior to joining the Company, Ms. Doerre served as Vice President and General Counsel for Nabors Industries Ltd. from October 2008 to August 2016. From 1996 to 2008, she held positions of increasing responsibilities with Nabors. Prior to joining Nabors in 1996, Ms. Doerre practiced commercial litigation with the law firm Mayor, Day, Caldwell & Keeton LLP. Ms. Doerre received her B.S. with distinction in Accounting from the University of North Carolina at Chapel Hill and graduated with honors from the University of Texas School of Law in 1991. She is admitted to practice law in the state of Texas.

John Dinger, Executive Vice President and President, North America. Mr. Dinger joined the Company as Executive Vice President and President, North America in November 2015. Prior to joining the Company, Mr. Dinger served as Senior Vice President and General Manager of Americas of the Crouse-Hinds Division at Eaton Corporation (formerly Cooper Industries) from January 2012 to October 2015. Mr. Dinger also served as Vice President of Global Marketing at Cooper Industries from July 2006 through December 2011. During his more than 20 years at Eaton Corporation and Cooper Industries, Mr. Dinger also served in a number of operations positions, including Vice President of Global Operations. Mr. Dinger earned a B.S. in Industrial and Systems Engineering from Ohio University and holds an M.B.A. from Syracuse University.

Peter Farmakis, Executive Vice President and President, Australasia. Mr. Farmakis joined the Company as Chief Operating Officer, Australia in September 2013 and was promoted to Executive Vice President and President, Australasia in June 2014. Prior to joining the Company, Mr. Farmakis served as Chief Executive Officer of Dexion Limited (which was acquired by GUD Holdings Limited in 2012) from 2007 until August 2013. Mr. Farmakis also served in a variety of key leadership roles with numerous companies, including as Executive General Manager of Smorgon Steel Group Limited, Distribution Business; Global Vice President of Huntsman Corporation, Advanced Materials division; Americas Regional President of Vantico Inc.; and Strategy & Corporate Planning Manager for Ciba-Geigy AG in Switzerland. He began his career in research and development with ICI (Dulux) and Bayer AG. Mr. Farmakis earned a B.S. from the University of Wollongong and a postgraduate degree in Marketing and Finance from the University of Technology, Sydney in Australia.

Peter Maxwell, Executive Vice President and President, Europe. Mr. Maxwell joined the Company as Executive Vice President and President, Europe in September 2015. Prior to joining the Company, Mr. Maxwell served as a Vice President and General Manager at MTL Instruments Group, Eaton Corporation from September 2008 to August 2015. Previously, Mr. Maxwell worked for Cooper Industries (which was acquired by Eaton Corporation in 2012) for nearly 20 years and held various general management roles of increasing responsibility within Cooper Industries and Eaton Corporation serving the commercial and industrial building sector and the oil and gas sector as Vice President and General Manager in the Crouse-Hinds Division. He served as the Chief Financial Officer of Cooper Industries’ Safety Division based in Europe from 1998 to 2002. Mr. Maxwell graduated with a B.Sc. in Civil Engineering from the University of Edinburgh before qualifying as a Chartered Accountant with Coopers & Lybrand, now PricewaterhouseCoopers LLP.

Timothy Craven, Executive Vice President, Human Resources. Mr. Craven was appointed Vice President, Employee Relations of the Company in July 2015 and was promoted to his current role as Executive Vice President, Human Resources in February 2016. Mr. Craven is responsible for global human resources and employee relation activities. His duties include talent acquisition, training and development, wage and benefit reviews, and employee engagement. Previously, Mr. Craven was employed at Eaton Corporation (formerly Cooper Industries) where he held a number of senior-level human resources roles since 2007. Immediately prior to joining the Company, Mr. Craven served as Vice President, Human Resources at the Crouse-Hinds Division of Eaton Corporation in Syracuse, New York. Earlier in his career, Mr. Craven served in a number of human resources positions of increasing responsibility at both corporate and operating locations with Xerox’s Affiliated Computer Services Business and Honeywell, Inc. Mr. Craven earned a B.S. in human resource management from Western Illinois University.

John Linker, Senior Vice President, Corporate Development and Investor Relations. Mr. Linker joined the Company in December 2012 and currently holds the position of Senior Vice President, Corporate Development and Investor Relations. In this role, Mr. Linker has global responsibility for mergers, acquisitions, strategy, and investor relations. Previously, Mr. Linker was the Treasurer for the Company, where he was responsible for all capital markets, cash management, investor relations, credit, collections and risk management activities. Prior to joining the Company, Mr. Linker held the position of Director, Mergers and Acquisitions for the Aerospace Systems division of United Technologies Corporation and its predecessor, Goodrich Corporation, since 2008. Mr. Linker began his career in investment banking for Wells Fargo and consulting for Accenture PLC. Mr. Linker’s experience includes 16 years of corporate mergers and acquisitions and capital markets experience. Mr. Linker holds a B.A. in Economics and International Studies from Duke University and a M.B.A. from The Fuqua School of Business at Duke University.

Matthew Power, Senior Vice President, Product Innovation. Mr. Power joined the Company in October 2015 as part of the Company’s acquisition of LaCantina. From December 2003 until this acquisition, Mr. Power was President and Chief Executive Officer of LaCantina, driving its growth from a start-up to a leading brand in wall systems. Prior to co-founding LaCantina, Mr. Power served in a number of accounting and finance positions from 1998 to 2003 with Leap Wireless, Inc., a San Diego based wireless telecom provider. Mr. Power began his career as an accountant with PricewaterhouseCoopers in Australia and, upon taking up residence in San Diego, California in December 1994, joined Deloitte & Touche LLP to specialize with the firm’s emerging business clients. Mr. Power holds a B.B.A. from Curtin University of Technology in Australia and is qualified as a Chartered Accountant in Australia and Certified Public Accountant in California.

Martha (Stormy) Byorum, Director. Ms. Byorum has served on our board of directors since July 2014. She is the Founder and CEO of Cori Investment Advisors, LLC, a provider of alternative finance solutions for Latin American and U.S. Hispanic investors, which was spun off in 2003 from Violy, Byorum & Partners Holdings, LLC, a leading independent strategic advisory and investment banking firm specializing in Latin America. Previously Ms. Byorum was an Executive Vice President of Stephens, Inc., a private investment banking firm, from 2005 through 2013 and Senior Managing Director of Stephens Cori Capital Advisors, a division of Stephens, Inc., from 2005 to 2012. In 1996, prior to co-founding Violy, Byorum & Partners Holdings, LLC, Ms. Byorum ended a 24-year career at Citibank, where, among other roles, she served as Chief of Staff and Chief Financial Officer for Citibank’s Latin America Banking Group from 1986 to 1990, overseeing $15 billion of loans and coordinating activities in 22 countries. Ms. Byorum was later appointed head of Citibank’s U.S. Corporate Banking Business and a member of the bank’s Operating Committee and a Customer Group Head with global responsibilities. Ms. Byorum has served as a director of Tecnoglass Inc. since 2011, where she currently serves as Chair of the audit committee, and as a director of Northwest Natural Gas Company since 2004, where she currently serves as Chair of the finance committee and as a member of the audit and governances committees. She holds a B.B.A. from Southern Methodist University and an M.B.A. from The Wharton School at the University of Pennsylvania. Ms. Byorum brings to the board of directors expertise in finance and extensive management experience in a number of entities.

Anthony Munk, Director. Mr. Munk is a senior managing director at Onex and has been a member of our board of directors since October 2011. Since joining Onex in 1988, Mr. Munk has worked on numerous private equity transactions. These transactions include the acquisitions and realizations of Husky Injection Molding Systems Ltd., RSI Home Products, Tompkins plc, Vencap Equities, Imperial Parking, ProSource, and Loews Cineplex; and the initial public offering of the Cineplex Galaxy Income Fund, which acquired the Canadian operations of Loews Cineplex, Cineplex Odeon, and the operations of Onex’ subsidiary, Galaxy Entertainment. More recently, Mr. Munk was involved in the acquisitions of Jack’s Family Restaurants and the Company. In addition to the Company, Mr. Munk also currently serves on the boards of directors of Cineplex Inc., Barrick Gold Corporation, and Jack’s Family Restaurants. Mr. Munk is also a member of the Advisory Board of SIG Combibloc Group. Mr. Munk previously served on the board of directors of RSI Home Products from 2008 to 2013 and the board of directors of Husky Injection Molding Systems Ltd. from 2007 to May 2011. Prior to joining Onex, Mr. Munk was a Vice President with First Boston Corporation in London, England and an Analyst with Guardian Capital in Toronto. Mr. Munk holds a B.A. from Queen’s University. Mr. Munk’s experience in a variety of strategic and financing transactions and investments qualifies him to serve as a member of our board of directors. His high level of financial expertise is a valuable asset to our board of directors. As an executive with Onex, our controlling stockholder, he has extensive knowledge of our business. His service on other boards of directors over the years allows him to provide our board of directors with a valuable perspective on corporate governance issues.

Matthew Ross, Director. Mr. Ross is a Managing Director of Onex and has been a member of our board of directors since October 2011. Mr. Ross joined Onex in 2006 and is responsible for Onex’ efforts in the building products, retail and restaurant industries. Since joining Onex, Mr. Ross has worked on Onex’ investments in RSI Home Products Inc., Tomkins plc, Husky Injection Molding Systems, Jack’s Family Restaurants and the Company. Mr. Ross currently serves on the board of directors of Jack’s Family Restaurants and previously served as a director of RSI Home Products Inc. from 2012 to 2013. Prior to joining Onex, Mr. Ross spent five years with the private equity funds of Brown Brothers Harriman & Co. as well as DB Capital Partners, the former private equity division of Deutsche Bank AG. Mr. Ross holds a B.A. from Amherst College and an M.B.A., Finance from The Wharton School at the University of Pennsylvania. Mr. Ross’ experience in a variety of strategic and financing transactions and investments qualifies him to serve as a member of our board of directors. As an executive with Onex, our controlling stockholder, who has a specific focus on investments in the building products industry, Mr. Ross has extensive knowledge of our business as well as the markets in which we operate.

Bruce Taten, Director. Mr. Taten has served on our board of directors since April 2014. Mr. Taten previously served as Senior Vice President, General Counsel and Chief Compliance Officer for Cooper Industries from 2008 until its merger with Eaton Corporation in October 2012. Previously, he was Vice President and General Counsel at Nabors Industries from 2003 until 2008 and earlier practiced law with Simpson Thacher & Bartlett LLP and Sutherland Asbill & Brennan LLP. Before attending law school, Mr. Taten practiced as a C.P.A. with Peat Marwick Mitchell & Co., which is now known as KPMG, in New York. Mr. Taten currently is a practicing attorney, private investor and owner of Battlefield Sports LLC (a specialty retailer of sporting goods and equipment). He holds a B.S. and Master’s degree from Georgetown University and a J.D. from Vanderbilt University. Mr. Taten brings experience in corporate governance, mergers and acquisitions, tax, finance and securities offerings, and compliance to the board of directors.

Patrick Tolbert, Director. Mr. Tolbert has served on our board of directors since November 2011. Mr. Tolbert has also served as Sitel Worldwide Corporation’s Chief Financial Officer since November 2010, as Sitel’s Chief Operating Officer from 2013 to 2014, as a member of Sitel’s board of directors since 2007, and as Chairman of Sitel’s audit committee from 2007 through October 2010. Mr. Tolbert is charged with leading Sitel’s financial planning, management, reporting and compliance, tax, real estate, and insurance functions on a global basis. Mr. Tolbert has served on the board of directors and as Chairman of the audit committee of Cano Petroleum, Inc. from 2006-2007, TMS International, Inc. from 2007 to 2014, and Husky International Ltd. From 2001 to 2004, Mr. Tolbert was Executive Vice President and Chief Financial and Administrative Officer for LSG Lufthansa Service Holding, AG. From 1992 to 2001, Mr. Tolbert was the Executive Vice President and Chief

Financial and Administrative Officer for Onex Food Services, Inc. He received both a B.A. and a M.B.A. from Auburn University. Mr. Tolbert brings to the board of directors extensive management experience across a number of global businesses and expertise in finance, accounting, and tax.

Roderick Wendt, Vice Chairman and Director. Mr. Wendt has served as Vice Chairman since January 2014 and a director since June 1985. He joined the Company in 1980, working in various legal, marketing, window manufacturing, and sales positions of increasing authority culminating in his service as President and Chief Executive Officer from 1992 to August 2011. Mr. Wendt served as Executive Chairman and Chief Executive Officer from 2011 to March 2013. Mr. Wendt served as a Director of the Portland Branch at Federal Reserve Bank of San Francisco from 2009 to 2014 and as its Chairman from 2013 to 2014. He has been a Managing Member of Spruce Street Ventures since 2013. He also served as a Member of the Economic Advisory Council at the Federal Reserve Bank of San Francisco from 2006 to 2008. Mr. Wendt serves on the board of directors of Brooks Resources Corporation, Roseburg Forest Products, and Sky Lake Medical Center, on the board of trustees of Willamette University, and is president of the board of the Wendt Family Foundation. He earned a B.A. from Stanford University in 1976, and a J.D. from Willamette University College of Law in 1980, and is a member of the Oregon State Bar. Mr. Wendt is the son of our late founder, Richard L. Wendt.

Steven Wynne, Director. Mr. Wynne has served on our board of directors since March 2012. Since July 2012, Mr. Wynne has served as an Executive Vice President of Health Services Group, a diversified health insurance company, where he previously served as Senior Vice President, from February 2010 to January 2011. From January 2011 through July 2012, he served as Executive Vice President of JWI. From March 2004 through March 2007, Mr. Wynne was President and Chief Executive Officer of SBI International, Ltd., the parent company of sports apparel and footwear company Fila. From August 2001 through March 2002, and from April 2003 through February 2004, Mr. Wynne was a partner in the Portland, Oregon law firm of Ater Wynne LLP. From April 2002 through March 2003, Mr. Wynne served as acting Senior Vice President and General Counsel of FLIR Systems, Inc., a publicly traded technology company. Mr. Wynne serves on the boards of directors of FLIR Systems, Inc. and Pendleton Woolen Mills and he previously served as a director of Planar Systems Inc. from 1996 to 2013. Mr. Wynne received a B.A. and a J.D. from Willamette University. Mr. Wynne has developed a high degree of familiarity with the Company’s operations, risks, and opportunities through his experience as the Executive Vice President of JWI and his extensive management experience in a number of entities.

Gregory Maxwell, Director Nominee. Mr. Maxwell will join our board of directors effective the earlier of February 13, 2017 or the closing of this offering. Mr. Maxwell previously served as Executive Vice President, Finance, and Chief Financial Officer for Phillips 66, a diversified energy manufacturing and logistics company, from April 2012 until his retirement in December 2015. From 2003 until 2012, Mr. Maxwell served as Senior Vice President, Chief Financial Officer and Controller for Chevron Phillips Chemical Company, a petrochemical company jointly owned by Chevron Corporation and Phillips 66. Mr. Maxwell also served as Vice President, Chief Financial Officer and a member of the board of directors of Phillips 66 Partners LP and on the board of directors of DCP Midstream LLC and Chevron Phillips Chemical Company until his retirement in 2015. He has served as a director and chairman of the audit committee of Range Resources Corporation since September 2015. He has over 37 years of experience in various financial roles within the petrochemical and oil and gas industries and, in addition, is a certified public accountant and a certified internal auditor. Mr. Maxwell earned a Bachelor of Accountancy degree from New Mexico State University in 1978. Mr. Maxwell brings to our board of directors expertise in accounting, finance, internal audit, information technology, and corporate and strategic planning.

Board Composition

Our board of directors will consist of ten directors upon completion of this offering. In accordance with our amended and restated certificate of incorporation to be filed in connection with this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election.

Our directors will be divided among the three classes as follows:

•	the Class I directors will be and , and their terms will expire at the annual meeting of stockholders to be held in ;

•	the Class II directors will be and , and their terms will expire at the annual meeting of stockholders to be held in ; and

•	the Class III directors will be and , and their terms will expire at the annual meeting of stockholders to be held in .

The classification of the board of directors may have the effect of delaying or preventing changes in control of our company. We expect that additional directorships resulting from an increase in the number of directors, if any, will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Leadership Structure of the Board of Directors

Our board of directors currently separates the roles of Chief Executive Officer and Chairman. These positions are currently held by Mark Beck, our President and Chief Executive Officer, and Kirk Hachigian, the Executive Chairman. We believe this leadership structure is appropriate for our company due to the differences between the two roles. The Chief Executive Officer is responsible for setting our strategic direction, providing day-to-day leadership, and managing our business, while the Chairman provides guidance to the Chief Executive Officer, chairs board meetings, and provides information to the members of our board of directors in advance of such meetings. In addition, separating the roles of Chief Executive Officer and Chairman allows the Chairman to provide oversight of our management.

Director Independence and Controlled Company Exception

Our board of directors has affirmatively determined that Messrs.          and Ms.          are independent directors under the rules of the New York Stock Exchange and independent directors as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

After completion of this offering, we expect that Onex will continue to control the majority of our outstanding common stock. As a result, we expect to be a “controlled company” within the meaning of corporate governance standards. Under these rules, a “controlled company” may elect not to comply with certain corporate governance standards, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•	the requirement that we have a governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the governance and nominating committee and compensation committee.

Following this offering, we intend to utilize certain of these exemptions. As a result, we will not have a majority of independent directors, our governance and nominating committee, and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We are a “controlled company” within the meaning of the rules of the and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements”.

Committees of the Board of Directors

Upon the consummation of this offering, our board of directors will have three committees: the audit committee, the compensation committee, and the governance and nominating committee. Our board of directors may establish other committees to facilitate the management of our business. The expected composition and functions of the audit committee, compensation committee, and governance and nominating committee are described below. Members will serve on committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

The members of the audit committee are Patrick Tolbert, as Chairman, Matthew Ross, Roderick Wendt, and Steven Wynne. Mr.          qualifies as our “audit committee financial expert” within the meaning of regulations adopted by the SEC. The audit committee recommends the annual appointment and reviews independence of auditors and reviews the scope of audit and non-audit assignments and related fees, the results of the annual audit, accounting principles used in financial reporting, internal auditing procedures, the adequacy of our internal control procedures, related party transactions, and investigations into matters related to audit functions. The audit committee is also responsible for risk oversight on behalf of our board of directors. See “—Risk Oversight”.

Compensation Committee

The members of the compensation committee are Matthew Ross, as Chairman, Anthony Munk, and Bruce Taten. The principal responsibilities of the compensation committee are to review and approve matters involving executive and director compensation, recommend changes in employee benefit programs, authorize equity and other incentive arrangements, and authorize our company to enter into employment and other employee-related agreements.

Governance and Nominating Committee

The members of the governance and nominating committee are Kirk Hachigian, as Chairman, Anthony Munk, and Matthew Ross. The governance and nominating committee assists our board of directors in identifying individuals qualified to become board members, makes recommendations for nominees for committees, and develops, recommends to the board of directors, and reviews our corporate governance principles.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationship exists between any member of the compensation committee (or other committee performing equivalent functions) and any executive, member of the board of directors or member of the compensation committee (or other committee performing equivalent functions) of any other company.

Risk Oversight

Our board of directors administers its risk oversight function primarily through the audit committee. To that end, our audit committee meets at least quarterly with our Chief Financial Officer and our independent registered public accounting firm where it receives regular updates regarding our management’s assessment of risk exposures including liquidity, credit, and operational risks and the process in place to monitor such risks and review results of operations, financial reporting, and assessments of internal controls over financial reporting. Our board of directors believes that its oversight of risk management has not affected the board’s leadership structure, as described above.

Code of Ethics

We have adopted a code of ethics applicable to all of our directors, officers (including our principal executive officer, principal financial officer, and principal accounting officer), and employees, known as the Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics will be available on our website at www.jeld-wen.com under “Investor Relations” following the closing of our initial public offering. In the event that we amend or waive certain provisions of the Code of Business Conduct and Ethics applicable to our principal executive officer, principal financial officer, or principal accounting officer that requires disclosure under applicable SEC rules, we intend to disclose the same on our website. Our website is not part of this prospectus.

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

Introduction

This Compensation Discussion & Analysis, or “CD&A”, provides information about the material elements of compensation paid, awarded to, or earned by our named executive officers, or “NEOs”, in 2015, who were:

Name	Title
Mark Beck	President and Chief Executive Officer
Kirk Hachigian	Executive Chairman and Former Chief Executive Officer
L. Brooks Mallard	Executive Vice President and Chief Financial Officer
John Dinger	Executive Vice President and President, North America
Peter Maxwell	Executive Vice President and President, Europe
Peter Farmakis	Executive Vice President and President, Australasia
Mark Thurman	Former Chief Operating Officer
Barry Homrighaus	Former Executive Vice President, European Operations

This CD&A also provides a detailed description of our compensation philosophy and practices in place during 2015, and contains a discussion of our anticipated future compensation policy and approach.

History

Prior to this offering, we were a privately held company with a relatively small number of shareholders including our principal shareholder, Onex. As a result, we have not previously been subject to any stock exchange listing or SEC rules requiring a majority of our board of directors, or the “Board”, to be independent or relating to the formation and functioning of Board Committees, including Audit, Governance and Nominating, and Compensation. Following the 2011 transaction in which Onex became our principal shareholder, our Board created a Preferred Committee comprised of four members of the Board. The Preferred Committee established compensation policies and made determinations regarding compensation paid to our Chief Executive Officer and other members of senior management. In July 2014, our Board and the Preferred Committee delegated responsibility for establishing compensation policies and making determinations regarding executive compensation to a Compensation Committee, or the “Committee”, composed of four members of the Board. The Board and the Preferred Committee selected the following Board members to serve on the Committee: Matthew Ross, Anthony Munk, Bruce Taten, and Christopher Patterson. Mr. Ross serves as Chairman of the Committee. Each of these Board members has served continuously on the Committee since their initial appointment in July 2014, although Mr. Patterson’s service on the Committee ended upon his departure from the Board in October 2016. Following the offering, the duties of the Committee and the members of the Committee will generally remain the same.

Executive Compensation Objectives and Philosophy

The Committee believes that our executive compensation program should be structured to reward the achievement of specific annual, long-term, and strategic performance goals of our Company. Accordingly, the executive compensation philosophy of the Committee is as follows:

•	to align the interests of our executive officers with those of our shareholders, thereby providing long-term economic benefit to our shareholders;

•	to provide competitive financial incentives in the form of salary, bonus and benefits, and long-term equity awards with the goal of attracting and retaining talented executive officers;

•	to maintain a compensation program that includes at-risk, performance-based awards whereby executive officers who demonstrate exceptional performance will have the opportunity to realize appropriate economic rewards; and

•	to develop an overall executive compensation program that strikes an appropriate balance between short-term and long-term performance, while incorporating risk-mitigation design features to ensure that excessive risk is not encouraged.

To achieve our objectives, we deliver executive compensation through a combination of the following components:

•	base salary;

•	annual cash bonuses which are tied to our annual operating plan;

•	long-term equity-based incentive compensation;

•	broad-based employee benefits; and

•	severance benefits.

Our total executive compensation plan is inclusive of base salaries and other benefits, including severance benefits, which are designed to attract and retain senior management talent. We also use annual cash incentive compensation and long-term equity incentives to ensure a performance-based delivery of pay that aligns, as closely as possible, the rewards of our NEOs with the long-term interests of our equity owners while enhancing executive retention.

Components of Executive Compensation

Base Salary

We believe it is important that all management employees be paid a competitive base salary. Each NEO is party to an employment agreement that provided for a fixed base annual salary subject to periodic review by our Committee. The initial base salary for each NEO was negotiated individually in connection with the executive joining the Company. In establishing the initial base salary, we considered a number of factors including market data for similar positions and salaries provided to our current executives in similar positions, as well as the duties and responsibilities of the position. The base salary of our executive officers is generally reviewed annually by the Committee to determine whether an adjustment is appropriate; however, executive officers do not receive automatic merit increases to their base salaries. In making decisions regarding salary adjustments, the Committee takes into account numerous factors, none of which are dispositive or individually weighted, including the executive officer’s performance, our financial results, the relative importance of the executive officer’s business unit, the executive officer’s past performance and potential for advancement, and comparable salaries paid to other executive officers of similar skills and experience at peer companies in our industry.

The following table shows the 2015 base salary amounts and increases for 2016 approved by the Committee for each NEO who continues to serve in such role in 2016. The base salaries for our other NEOs in 2015 were: Mr. Hachigian—$1,100,000; Mr. Thurman—$550,000; and Mr. Homrighaus—$500,000. Increases in base salary reflect market-based adjustments determined in consultation with the Committee’s independent compensation consultant.

NEO	2015 Base Salary	2016 Base Salary	Increase
Mark Beck	$850,000	$850,000	—
L. Brooks Mallard	$400,000	$460,000	15.0%
John Dinger	$380,000	$410,000	7.9%
Peter Farmakis	$393,390	$393,390	—
Peter Maxwell	$274,170	$326,040	18.9%

Annual Cash Incentives

We believe it is important to motivate our key leaders to achieve short-term performance goals by linking a portion of their annual cash compensation to the achievement of our approved operating plan by providing the opportunity to earn an annual cash bonus. We provide an annual cash bonus award opportunity to key members of management, including our NEOs, under the terms and conditions of our Management Incentive Plan, or “MIP”. The Committee establishes the target bonus opportunity and performance goals for the MIP, which are communicated to MIP participants. At the conclusion of each fiscal year, the Committee reviews our actual financial results relative to the established MIP performance goals and determines the earned bonus opportunity for all MIP participants. Based on this determination, the Committee then approves actual cash bonus awards for our NEOs.

2015 Management Incentive Plan

Under our 2015 MIP, participants were eligible to earn annual bonuses based on our actual financial results under our operating plan. In February 2015, the Committee established performance goals based on two financial measures: (i) Adjusted EBITDA and (ii) Free Cash Flow. The Committee determined that the appropriate weighting of the Adjusted EBITDA performance goal and the Free Cash Flow performance goal in determining payouts under the 2015 MIP was 75% and 25%, respectively, with the additional emphasis being placed on Adjusted EBITDA as it is critical to our continued success. For purposes of the 2015 MIP, achievement of the Adjusted EBITDA and Free Cash Flow performance goals was measured against threshold, target, and maximum performance levels, which levels were set by the Committee after the completion of our operating budgeting process and an examination of our underlying markets, customers, strategic initiatives, and the general economic outlook for 2015. For Mr. Farmakis, Mr. Dinger, and Mr. Maxwell, each performance goal was weighted 40% on a global basis (Adjusted EBITDA—30% and Free Cash Flow—10%) and 60% on a segment basis (Adjusted EBITDA for the applicable segment—45% and Free Cash Flow for the applicable segment—15%) with the same threshold, target, and maximum goals as set forth below. The 2015 MIP financial performance goals established by the Committee are set forth in the table below.

Financial Performance Goal	Weighting	Threshold	Target	Maximum
	(dollars in millions)
Adjusted EBITDA	75%	$270.0	$285.0	$300.0
Free Cash Flow	25%	$30.0	$40.0	$45.0

Our Adjusted EBITDA and Free Cash Flow for 2015 is set forth in the table below. Actual results for both performance goals exceeded the maximum performance levels set forth above.

Financial Metric	Amount
(dollars in millions)
Adjusted EBITDA(1)	$312
Free Cash Flow(2)	$100

(1)	Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. Adjusted EBITDA for purposes of our 2015 MIP was calculated at the JWI level, and does not reflect approximately $1.0 million of expenses and adjustments shown in the JELD-WEN Holding, Inc. Adjusted EBITDA presented elsewhere in this registration statement. For a reconciliation of Adjusted EBITDA as presented in this registration statement to net income (loss), see footnote 3 to the table under the heading “Selected Consolidated Financial Data”.

(2)	In addition to our consolidated financial statements presented in accordance with GAAP, we use Free Cash Flow to measure our financial performance. Free Cash Flow is a supplemental non-GAAP financial measure of operating performance and is not based on any standardized methodology prescribed by GAAP. Free Cash Flow should not be considered in isolation or as an alternative to net income (loss), cash flows from operating activities, or other measures determined in accordance with GAAP.

We define Free Cash Flow as cash flow from operating activities minus purchases of property and equipment, minus purchases of intangible assets, each as shown in our consolidated statements of cash flows, plus or minus other discrete items (including, for future periods, payments made or charges incurred pursuant to the Tax Receivable Agreement), to the extent such addition or subtraction is approved by the Committee.

We use this non-GAAP measure in assessing our performance in addition to cash flows from operating activities determined in accordance with GAAP. We believe Free Cash Flow is a meaningful measure as it is commonly utilized by management and investors to assess our ability to generate cash flow from business operations to repay debt and return capital to our stockholders. Free Cash Flow is also a key metric used in our calculation of incentive compensation. Other companies may calculate Free Cash Flow differently, and, therefore, our Free Cash Flow may not be comparable to similarly titled measures of other companies.

The following is a reconciliation of our cash flow from operating activities, the most directly comparable GAAP financial measure, to Free Cash Flow:

Year Ended December 31, 2015
(dollars in thousands)

Cash provided by operating activities	$172,339
Less:
Purchases of property and equipment	(74,978)
Purchases of intangible assets	(2,709)
Approved adjustments:
ESOP settlement and related legal fees	5,348

Free Cash Flow for MIP	$100,000

In 2015, each of our NEOs, with the exception of Messrs. Beck, Dinger, and Maxwell (due to their 2015 start dates), was eligible for an annual cash-based performance bonus under the 2015 MIP. Employment agreements with our NEOs establish minimum target bonus opportunities but the Committee has the discretion to assign target bonus opportunities above those levels. For 2015, the Committee established the target bonus opportunity for each of the participating NEOs as set forth in the table below, expressed as a percentage of the NEO’s base salary. A NEO is generally eligible for an annual cash bonus equal to 60% of target for achievement at the threshold performance levels and 200% of target at the maximum performance levels. The 2015 MIP bonus opportunity for each of our NEOs, as a percentage of base salary, was as follows:

Name	Threshold	Target	Maximum
Kirk Hachigian	60%	100%	200%
L. Brooks Mallard	45%	75%	150%
Peter Farmakis	21%	35%	70%
Mark Thurman	60%	100%	200%
Barry Homrighaus	36%	60%	120%

No bonus is awarded with respect to a particular performance goal if financial results are below the threshold performance level for the applicable Adjusted EBITDA or Free Cash Flow performance goals. Achievement between threshold and target performance levels, and between target and maximum performance levels, in each case, is determined using straight-line interpolation. In all instances, actual bonus payments under the 2015 MIP were subject to upward or downward adjustment by the Committee in its discretion. The Committee’s determination of actual bonus payments was based primarily on the NEO’s contribution to the achievement of the performance goals. The Committee also considered achievement of any applicable group goals as assigned to a business unit, functional department, or geographic region.

In determining the annual cash bonus award for each of the participating NEOs, the Committee considered our financial results and the accomplishments and performance of each individual, including the following:

•	Mr. Hachigian—Set our global strategic direction; exceeded objectives for profitability and margin expansion; recruited and mentored our new Chief Executive Officer and other members of the management team;

•	Mr. Mallard—Reorganized global finance team; significantly improved cash flow from operations; completed refinancing to support special distribution to shareholders; dealt effectively with issues resulting from volatile foreign exchange environment; successfully supported M&A strategy that exceeded expectations;

•	Mr. Farmakis—Achieved significant growth in revenue and profitability through additional volume and price increases; completed successful acquisition efforts to expand product range; recruited new talent and depth to regional leadership team; supported management development process across the region;

•	Mr. Thurman—Built operational capability in North America organization; achieved increases in productivity in North America; engaged and grew our manufacturing team through focus on our culture and values; departed from the company in the third quarter of the year; and

•	Mr. Homrighaus—Achieved revenue growth in European operations through volume expansion and price increases; completed successful acquisition to support growth strategy; supported leadership transition in Europe; provided interim leadership to global sourcing organization during the onboarding of Mr. Maxwell.

Based on the foregoing review, the Committee approved the following annual bonus awards under the 2015 MIP for our participating NEOs:

Name	Amount	Percentage of Target
Kirk Hachigian	$2,200,000	200%
L. Brooks Mallard	$600,000	200%
Peter Farmakis	$275,373	200%
Mark Thurman(1)	$516,000	94%
Barry Homrighaus(2)	$400,000	133%

(1)	Mr. Thurman’s 2015 cash bonus was prorated through August 31, 2015, his date of separation from the Company.
(2)	Mr. Homrighaus’ annual cash bonus was determined by the Committee pursuant to the terms of the 2015 MIP in conjunction with the finalization of his retirement agreement from the Company in early 2016.

2016 Management Incentive Plan

In February 2016, the Committee approved the terms of the 2016 MIP. Similar to the 2015 MIP, participants are eligible to earn annual bonuses based on our actual financial results under our operating plan. The Committee retained Adjusted EBITDA and Free Cash Flow as the performance goals for 2016, but determined that each goal should be equally weighted in determining payouts under the 2016 MIP. Target annual cash bonus opportunities for our NEOs range from 50% to 125% of base salary, similar to targets under the 2015 MIP. The Committee approved the following 2016 target performance levels for our NEOs:

Name	2016 Target (expressed as a percentage of Base Salary)	2016 Target Amount
Mark Beck	125%		$1,062,500
L. Brooks Mallard	75%		$345,000
John Dinger	60%		$246,000
Peter Farmakis	50%	AUD	$ 270,000
Peter Maxwell	60%		£120,000

Long-Term Equity Incentives

We believe that long-term equity compensation is important to assure that the interests of management remain aligned with our shareholders. Accordingly, all key management employees, including all of our NEOs, have been granted equity awards under our Amended and Restated Stock Incentive Plan, or the “Stock Incentive Plan”. The Stock Incentive Plan was approved by our Board and our shareholders shortly after the transaction in which Onex became our principal shareholder.

Equity awards have generally been granted only in connection with commencement of employment or significant changes in management responsibilities. From time to time, at the discretion of the Committee, equity awards have been made to recognize performance and to assist with the retention of key members of our management team, including certain of our NEOs.

Stock Options

Since 2011, our principal form of long-term equity incentive has been in the form of stock options, which allow recipients the opportunity to participate in the long-term equity value creation of the Company. Prior to this offering, we had two classes of stock options: (i) options to acquire common stock, or “Common Stock Options”, and (ii) options to acquire Class B-1 Common Stock, or “Class B-1 Common Stock Options”, which, together with the Common Stock Options, are referred to as the “Stock Options”. The Company grants options in two classes of stock to align the interests of optionholders with both holders of common stock as well as holders of Series A Convertible Preferred Stock, which earn an annual dividend that is accrued over time.

The allocation of Common Stock Options and Class B-1 Common Stock Options is determined based on the relative percentage of ownership of the holders of the Series A Convertible Preferred Stock at the time of the stock option grant. At the time of the Onex Investment, holders of the Series A Convertible Preferred Stock held a 57% ownership interest in the Company and therefore, 57% of the Stock Options then granted were allocated to Class B-1 Common Stock Options and 43% to Common Stock Options. Once vested and exercisable, (i) one Common Stock Option can be exercised to acquire one share of common stock, and (ii) one Class B-1 Common Stock Option can be exercised to acquire one share of Class B-1 Common Stock, which is convertible into common stock on a basis that reflects the accrual of dividends on a share of Series A-1 Convertible Preferred Stock since initial issuance. As of November 1, 2016, one share of Class B-1 Common Stock was convertible into 1.7 shares of common stock. In connection with Share Recapitalization, it is expected that the Stock Options will be converted such that holders thereof will have options to acquire a single class of shares.

Stock Options are granted pursuant to the terms of the Stock Incentive Plan and the applicable form of award agreement. Unvested stock options are forfeited immediately upon termination of employment or status as a “Key Non-Employee” (which includes a non-employee director, consultant, or independent contractor so designated by the Committee) subject to certain exceptions at the discretion of the Committee. Except in the event of termination of employment for cause (determined in accordance with the Stock Incentive Plan), or by reason of death, disability, or retirement after 65, vested stock options remain exercisable for 90 days following termination of employment. Upon a termination of employment due to death, disability, or retirement after age 65, vested stock options remain exercisable for twelve months following termination of employment. Upon a termination for cause, all options, vested or unvested, are immediately forfeited.

Restricted Stock Units

In 2014, the Committee amended the Stock Incentive Plan to authorize the issuance of restricted stock units, or “RSUs”, for the purpose of providing additional flexibility in using long-term equity compensation awards to assist in attracting and retaining key managers and executives. In general, RSUs are issued pursuant to the terms of the Stock Incentive Plan and the applicable form of award agreement. RSUs which are not vested at the time of termination of employment are forfeited.

Cash Award & Option Repricing

On July 28, 2015, our Board approved a special distribution to holders of common stock, Class B-1 Common Stock, and Series A Convertible Preferred Stock of record on June 30, 2015. The special distribution entitled each common stock, Class B-1 Common Stock, and Series A Convertible Preferred Stock holder of record to receive $52.00 per share of common stock. The number of shares of common stock in respect of which holders of Series A Convertible Preferred Stock were entitled to a distribution was determined on an “as-converted” (to common stock) basis after taking into account the accrual of dividends on the Series A Convertible Preferred Stock. On June 30, 2015, a share of Series A Convertible Preferred Stock was convertible into 1.485 shares of common stock, and therefore, the special distribution to the holders of Series A Convertible Preferred Stock was $77.22 per share of Series A Convertible Preferred Stock.

At the time of the special distribution to shareholders, the Board and the Committee determined that it was appropriate to recognize the efforts of our management team in securing significant improvements in our operating and financial results. Accordingly, the Board and the Committee approved a cash award of $52.00 per vested Common Stock Option and $77.22 per vested Class B-1 Common Stock Option outstanding as of June 30, 2015. The Board and the Committee also approved a reduction in the exercise price of all outstanding but unvested Common Stock Options of $52.00 per share and all outstanding but unvested Class B-1 Common Stock Options of $77.22 per share as of June 30, 2015. In addition, the Board and the Committee approved a cash award of $52.00 per unvested RSU. Each of our NEO’s Stock Options were treated in accordance with the treatment described above, except for certain of Mr. Hachigian’s Stock Options (2,808 unvested Common Stock Options and 5,859 unvested Class B-1 Common Stock Options) which Stock Options were not repriced, and in respect of which Mr. Hachigian received a cash payment equal to $52.00 per unvested Common Stock Option and $77.22 per unvested Class B-1 Common Stock Option. In addition, in respect of 6,376 unvested RSUs, Mr. Hachigian received a payment equal to $52.00 per unvested RSU consistent with the treatment of all other RSU holders.

Equity Awards to NEOs

All equity awards to NEOs in 2015 were new hire grants made in connection with entry into an employment agreement with the Company. Please see the descriptions under “—Employment Agreements” below for the terms of grants to Messrs. Beck, Dinger and Maxwell. The Committee elected not to award any equity grants to our NEOs as a component of their 2016 compensation. Prior to the consummation of this offering, the Company intends to adopt the JELD-WEN Holding, Inc. Equity Incentive Plan, or “2017 Equity Plan”, to be incorporated into our compensation program to further align the interests of NEOs and our shareholders and to drive the Company’s commitment to a strong pay-for-performance compensation program. Equity grants under this plan are expected to be made annually beginning February 2017. The material terms of the 2017 Equity Plan are described under the heading “—JELD-WEN Holding, Inc. Equity Incentive Plan”.

Employee Benefits

Our NEOs generally participate in the same retirement program as other management employees assigned at their primary work location. NEOs in the United States participate in the Company’s 401(k) Retirement Savings Plan, or “401(k) Plan”, under which the Company will match contributions up to 4% of base salary subject to the annual statutory contribution levels. We make an annual contribution to a Superannuation Fund in Australia on behalf of Mr. Farmakis. Pursuant to his employment agreement, we made a one-time payment to Mr. Maxwell’s private pension account in the United Kingdom in January 2016 to replace a contribution due from his former employer that was forfeited due to his resignation, which payment must be repaid to the Company in the event of Mr. Maxwell’s voluntary separation prior to December 16, 2016. Mr. Maxwell has waived future pension contributions and will not participate in our U.K. pension scheme.

Each of our NEOs is also eligible to participate in our medical, dental, and other insurance programs, and is entitled to vacation and holiday pay, all in accordance with the terms and provisions in effect from time to time, and on substantially the same terms, as those generally offered to other employees.

Perquisites

Prior to his relocation to Charlotte, North Carolina, Mr. Beck was entitled to relocation benefits, including Company-paid temporary housing in Charlotte, and he is eligible for a payment of up to $500,000 as reimbursement for any loss on the sale of his primary residence in Bethesda, Maryland. Mr. Beck and his immediate family members are entitled to personal use of the Company aircraft, with the value of such usage limited to $150,000 annually.

Pursuant to the terms of the employment agreement that governed the terms of his employment while he served in the role of Chief Executive Officer, Mr. Hachigian is entitled to expense reimbursement for the costs associated with maintaining an office space in Houston, Texas and any costs associated with working remotely in Maine, and to use of a Company-leased apartment in Charlotte. In addition, Mr. Hachigian is entitled to use of the Company aircraft for business travel (including travel from his home in Houston to Charlotte). Mr. Hachigian is entitled to a tax gross-up payment to the extent the use of the apartment in Charlotte or the use of the Company aircraft results in taxable income to him. The above-described benefits continue to apply following Mr. Hachigian’s transition to the role of Executive Chairman, except that Mr. Hachigian is no longer entitled to use of the Company-leased apartment.

Pursuant to the terms of his employment agreement, Mr. Maxwell is entitled to an annual supplement of £10,000, payable ratably on a monthly basis (in lieu of provision of a Company vehicle), and reimbursement for business mileage. Pursuant to the terms of his employment agreement, Mr. Farmakis is provided use of an automobile leased by the Company.

Employment Agreements

The Company has entered into employment, letter, or other agreements with each of our NEOs, which agreements generally provide for indefinite employment terms that are terminable by either party on written notice, in most cases subject to post-employment severance obligations and restrictive covenants. For more information regarding the terms of these agreements and potential post-employment benefits for our NEOs, see the disclosure under the heading “—Potential Payments upon Termination or Change In Control”.

Summary Compensation Table

The following table sets forth the portion of compensation paid to our NEOs that is attributable to services performed during the year ended December 31, 2015.

Name and Principal Position(1)	Year	Salary (2)	Bonus (2)	Stock Awards (3)	Option Awards (4)	Non-Equity Incentive Plan Compensa- tion(5)	All Other Compensa- tion(6)	Total
Mark Beck	2015	$81,731	$1,300,000	$3,906,150	$8,440,053	—	$0	$13,727,934
President & Chief Executive Officer

Kirk Hachigian	2015	$1,142,308	—	—	$1,778,379	$2,200,000	$2,180,382	$7,301,069
Chairman & Chief Executive Officer

L. Brooks Mallard	2015	$415,385	—	—	$351,214	$600,000	$56,265	$1,422,864
EVP & Chief Financial Officer

John Dinger	2015	$65,769	$225,000	$260,410	$1,883,479	—	$14,977	$2,449,635
EVP & President, North America

Peter Maxwell	2015	$80,142	$97,453	$260,410	$1,177,174	—	$4,959	$1,620,138
EVP & President, Europe

Peter Farmakis	2015	$393,390	—	—	$133,738	$275,373	$104,328	$906,829
EVP & President, Australasia

Mark Thurman	2015	$412,500	—	—	$634,274	$516,000	$354,601	$1,917,375
Chief Operating Officer

Barry Homrighaus	2015	$519,231	$400,000	—	$246,606	$0	$727,336	$1,893,173
EVP, European Operations

(1)	This column includes the name and principal position of each NEO during the fiscal year ended December 31, 2015. Mr. Beck commenced employment effective November 30, 2015. Mr. Hachigian served as Executive Chairman & Chief Executive Officer from January 1, 2015 to November 30, 2015, and thereafter as Executive Chairman. Mr. Dinger commenced employment on November 1, 2015. Mr. Maxwell commenced employment on September 15, 2015.

(2)	The amounts in the salary and bonus columns represent the dollar value paid to each NEO in 2015. The salary reported for Messrs. Beck, Dinger, and Maxwell reflects salary from the dates of their respective employment through year-end. The bonuses paid to Messrs. Beck and Dinger were payments made to replace incentive compensation and other payments forfeited upon resignation from their prior employers. The bonus paid to Mr. Homrighaus is a guaranteed payment paid under the 2015 MIP, as agreed between the Company and the executive in connection with his retirement.

(3)	Reflects the grant date fair value of RSUs granted to Messrs. Beck, Dinger, and Maxwell upon joining us and pursuant to their respective employment agreements with respect to Messrs. Beck and Dinger, which value is calculated in accordance with FASB ASC Topic 718 as described in Note 24 to the Company’s audited financial statements.

(4)	For Messrs. Beck, Dinger, and Maxwell, the amounts in this column represent the grant date fair value of stock options awarded upon joining us in 2015 calculated in accordance with FASB ASC Topic 718 as described in Note 24 to the Company’s audited financial statements. For the other NEOs, the amounts listed in this column reflect the increase in the grant date fair value attributable to the modification of stock options that were unvested as of June 30, 2015, which options were adjusted by a reduction in exercise price by (i) $52.00 for unvested Common Stock Options, and (ii) $77.22 for unvested Class B-1 Stock Options. The number of unvested Common Stock Options and Class B-1 Stock Options for which the exercise price was reduced for the applicable NEOs is as follows: Mr. Hachigian—16,848 Common Stock Options and 35,152 Class B-1 Stock Options; Mr. Mallard—3,200 Common Stock Options and 6,800 Class B-1 Stock Options; Mr. Farmakis—1,280 Common Stock Options and Class 2,720 B-1 Stock Options; Mr. Thurman—5,860 Common Stock Options and 12,228 Class B-1 Stock Options; and Mr. Homrighaus—3,089 Common Stock Options and 4,134 Class B-1 Stock Options. Mr. Hachigian held an additional 2,808 Common Stock Options and 5,859 Class B-1 Stock Options that were unvested as of June 30, 2015. Pursuant to an agreement with the Company, these Stock Options were not repriced and Mr. Hachigian received a cash payment equal to $52.00 per unvested Common Stock Option and $77.22 per unvested Class B-1 Common Stock Option, which cash payment is reported in the “All Other Compensation” column of this Summary Compensation Table.

(5)	The amounts listed were for awards paid under our 2015 MIP. Messrs. Beck, Dinger, and Maxwell did not participate in the 2015 MIP.

(6)	The amounts in this column represent all other compensation for the covered fiscal year that were not reported in any other column of the Summary Compensation Table, as reported in detail in the table below.

Name	401(k) Match/ Pension(a)	Life Insurance(b)	Cash Awards(c)	Housing/ Relocation(d)	SIFL(e)	Car/ Lease(f)	TOTAL
Mark Beck	—	$0	—	—	—	—	$0
Kirk Hachigian	$7,950	$18	$2,126,754	$33,766	$11,894	—	$2,180,382
L. Brooks Mallard	$7,950	$18	—	$48,297	—	—	$56,265
John Dinger	—	$0	—	$14,977	—	—	14,977
Peter Maxwell	—	$628	—	—	—	$4,331	$4,959
Peter Farmakis	$13,874	—	$69,108	—	—	$21,346	$104,328
Mark Thurman	$7,950	$12	$311,844	$34,795	—	—	$354,601
Barry Homrighaus	$7,950	$18	$719,368	—	—	—	$727,336

(a)	For Messrs. Hachigian, Mallard, Thurman, and Homrighaus, amounts listed are employer matching contributions for 2015 to the 401(k) Plan. Messrs. Beck and Dinger did not participate in the 401(k) Plan in 2015. For Mr. Farmakis, the amount listed is a payment on his behalf to the Australian Superannuation Fund.

(b)	Reflects premiums paid for life insurance of $10,000 for each NEO in the United States. For Mr. Maxwell, the amounts are for standard life insurance benefits equal to four (4) times his base salary (£740,000).

(c)	On July 28, 2015, the Committee approved a special cash award to holders of record as of June 30, 2015 of vested Stock Options equal to (x) $52.00 per vested Common Stock Option and (y) $77.22 per vested Class B-1 Common Stock Option. The number of vested Stock Options held by each of the NEOs eligible to receive such special cash awards were as follows: Mr. Hachigian—5,616 Common Stock Options and 11,717 Class B-1 Stock Options; Mr. Farmakis—320 Common Stock Options and 680 Class B-1 Common Stock Options; Mr. Thurman—1,465 Common Stock Options and 3,052 Class B-1 Common Stock Options; and Mr. Homrighaus—4,632 Common Stock Options and 6,197 Class B-1 Common Stock Options. Pursuant to an agreement with Company, the cash award to Mr. Hachigian also included a cash payment equal to $598,422 in respect of 2,808 unvested Common Stock Options and 5,859 unvested Class B-1 Common Stock Options. In recognition of this payment, the original per share exercise price of $206.72 applicable to these unvested Stock Options was not repriced. Mr. Hachigian’s cash award also included $331,552 in respect of 6,376 RSUs which were unvested as of June 30, 2015.

(d)	The amount reported for Mr. Hachigian includes costs related to a company-paid apartment in Charlotte, North Carolina ($31,177 attributable to rent; $2,464 attributable to utility costs; and $125 attributable to insurance coverage costs). The amount reported for Mr. Mallard includes temporary living expenses in Charlotte, North Carolina ($17,291), mileage ($359) and commuting expenses for flights between Detroit, Michigan and Charlotte, North Carolina ($30,597). The amount reported for Mr. Dinger includes temporary living expenses in Charlotte, North Carolina ($14,977) including a tax gross-up on taxable reimbursements ($7,129). The amount reported for Mr. Thurman includes a monthly housing allowance of $1,933.08 for 18 bi-weekly pay periods in 2015 to defray costs associated with maintaining a temporary residence in Charlotte, North Carolina, which payments terminated upon his resignation effective August 31, 2015.

(e)	Reflects the incremental cost to the Company associated with Mr. Hachigian’s personal use of the company aircraft of $11,894.

(f)	Mr. Maxwell is provided an annual supplement of £10,000, payable ratably on a monthly basis (in lieu of provision of a Company vehicle), and reimbursement for business mileage. Mr. Farmakis is provided a leased vehicle pursuant to his employment agreement.

Grants of Plan-Based Awards

The following table summarizes the awards granted to each of our NEOs during the year ended December 31, 2015.

Name	Grant Date(1)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(2)			Number of Securities Underlying Common Stock Options		Number of Securities Underlying B-1 Common Stock Options		Exercise or Base Price of Option Awards (per share)(3)	Grant Date Fair Value of Stock Option Awards(4)	All Other Stock Awards(5)	Grant Date Fair Value of Stock Awards (4)
		Threshold	Target	Maximum
Mark Beck	11/30/15	—	—	—	8,700		—		$260.41	$1,163,590	—	—
	11/30/15	—	—	—	—		21,300		$382.02	$7,276,463	—	—
	11/30/15	—	—	—	—		—		—	—	15,000	$3,906,150

Kirk Hachigian	02/19/15	$660,000	$1,100,000	$2,200,000	—		—		—	—	—	—
	07/28/15	—	—	—	16,848	(6)	—		$154.72	$348,922	—	—
	07/28/15	—	—	—	—		35,152	(6)	$129.50	$1,429,456	—	—

L. Brooks Mallard	02/19/15	$180,000	$300,000	$600,000	—		—		—	—	—	—
	07/28/15	—	—	—	3,200		—		$154.72	$67,763	—	—
	07/28/15	—	—	—	—		6,800		$129.50	$283,451	—	—

John Dinger	11/01/15	—	—	—	2,320		—		$260.41	$264,986	—	—
	11/01/15	—	—	—	—		5,680		$382.02	$1,618,493	—	—
	11/01/15	—	—	—	—		—		—	—	1,000	$260,410

Peter Maxwell	09/28/15	—	—	—	1,450		—		$260.41	$165,616	—	—
	09/28/15	—	—	—	—		3,550		$382.02	$1,011,558	—	—
	09/28/15	—	—	—	—		—		—	—	1,000	$260,410

Peter Farmakis	02/19/15	$82,612	$137,687	$275,373	—		—		—	—	—	—
	07/28/15	—	—	—	1,280		—		$154.72	$25,746	—	—
	07/28/15	—	—	—	—		2,720		$129.50	$107,992	—	—

Mark Thurman	02/19/15	$221,100	$368,500	$737,000	—		—		—	—	—	—
	07/28/15	—	—	—	5,860		—		$154.72	$124,071	—	—
	07/28/15	—	—	—	—		12,208		$129.50	$510,203	—	—

Barry Homrighaus	02/19/15	$180,000	$300,000	$600,000	—		—		—	—	—	—
	07/28/15	—	—	—	3,089		—		$187.51	$63,292	—	—
	07/28/15	—	—	—	—		4,132		$162.29	$183,313	—	—

(1)	Equity awards with a grant date of July 28, 2015 report unvested Stock Options that were outstanding as of June 30, 2015 for which the Committee approved a reduction in the exercise price of $52.00 per share of common stock and $77.22 per share of Class B-1 Common Stock (except with respect to Mr. Hachigian’s Stock Options which are described in footnote 6 to this table). For all other equity awards, the grant date is the effective date of the grant.

(2)	Reflects potential payouts under the 2015 MIP. Payments to Mr. Farmakis are converted from AUD ($) to USD ($) at the December 31, 2015 rate of .7285. Messrs. Beck, Maxwell, and Dinger did not participate in the 2015 MIP. Potential payouts to Mr. Thurman are pro-rated to reflect his resignation effective August 31, 2015.

(3)	The amounts in this column reflect the per-share exercise price of the Stock Options granted or repriced in 2015.

(4)	The amounts in this column reflect the grant date fair value of each equity award computed in accordance with FASB ASC Topic 718. The value of Stock Options with a grant date of July 28, 2015 reflects only the incremental fair value attributable to the modification of the exercise price of unvested Stock Options approved by the Board on July 28, 2015.

(5)	The RSUs granted to Mr. Beck will vest as to 25% on each of the first four anniversaries of November 30, 2015. The RSUs granted to Mr. Dinger will vest as to 50% on November 1, 2017 and 50% on November 1, 2018. The RSUs granted to Mr. Maxwell will vest on September 15, 2018.

(6)	Upon joining us as Chairman & Chief Executive Office on April 1, 2014, the Committee granted Mr. Hachigian two stock option awards, each with an exercise price of $206.72 per share. The first grant was an option to purchase 52,000 shares (16,848 shares of common stock and 35,152 shares of B-1 Common Stock), one-third of which vested on the first anniversary of the grant date and the remainder vesting on the second anniversary of the grant date. The second grant was an option to purchase 26,000 shares (8,424 shares of common stock and 17,576 shares of B-1 Common Stock) which is scheduled to vest on the third anniversary of the grant date. On July 28, 2015, the Committee approved the re-pricing of all unvested Stock Options that were outstanding as of June 30, 2015, which resulted in the reduction in the exercise price of $52.00 per Common Stock Option and $77.22 per Class B-1 Common Stock Options. Rather than applying the exercise price reduction to the full unvested portion of the first grant, the Committee approved treating fifty percent of the first option grant as vested for purposes of the special cash award and the re-pricing, which resulted 2,808 unvested Common Stock Options and 5,859 Class B-1 Common Stock Options not being repriced (and retaining the original exercise price of $206.72 per share) and an additional special cash award of $598,442 being made to Mr. Hachigian. All of Mr. Hachigian’s second option grant was repriced.

Employment Agreements

Mark Beck

In connection with his commencement of employment with the Company, Mr. Beck entered into an employment agreement effective November 30, 2015, which provides that he will serve in the role of President and Chief Executive Officer. Effective as of June 1, 2016, Mr. Beck also serves on our Board. Mr. Beck’s employment may be terminated at any time by either party upon not less than 30 days’ notice to the other party. The employment agreement provides he is entitled to an initial annual base salary of $850,000 which may be increased at the discretion of the Committee, and that his target bonus opportunity under the MIP for 2016 is equal to 125% of his base salary. Pursuant to his employment agreement, Mr. Beck received a guaranteed payment of $1,300,000 to compensate him for bonus opportunity and other compensation forfeited upon his resignation from his prior employer. Mr. Beck, who has relocated to Charlotte, North Carolina, also received benefits under our relocation policy, including temporary housing in Charlotte at company expense, and is eligible for a payment of up to $500,000 as reimbursement for any loss on the sale of his primary residence in Bethesda, Maryland. Mr. Beck and his family are permitted to use the Company aircraft for personal travel with a value limited to $150,000 annually.

On November 30, 2015, Mr. Beck was awarded 30,000 Stock Options (8,700 Common Stock Options, each with an exercise price of $260.41 and 21,300 Class B-1 Common Stock Options, each with an exercise price of $382.02 per share) which vest in equal annual installments on each of the first five anniversaries of the date of grant, subject to his continued employment. Concurrent with the grant of his Stock Options, Mr. Beck was granted 15,000 RSUs which vest in equal annual installments on each of the first four anniversaries of the date of grant, subject to his continued employment. In the event Mr. Beck is terminated by us without Cause or he resigns with Good Reason (as those terms are defined in his employment agreement), the Stock Options and RSUs scheduled to vest on the annual vesting date next following his date of termination will be deemed vested, and such vested Stock Options will remain exercisable for 90 days following the date of termination. In addition, all of Mr. Beck’s Stock Options and RSUs will become fully vested upon a “Company Sale”, provided that Mr. Beck is actively employed on the date of the Company Sale. A “Company Sale” is defined to include any of the following which occurs prior to an IPO: (i) the consummation of a merger with or into the Company in which securities of the Company are issued, after which more than 50% of the outstanding voting power of the then-outstanding voting securities of the surviving corporation is owned by a Person (as such term is defined in the award agreement) other than the stockholders of the Company immediately before such merger; (ii) the acquisition of the Company’s assets by a Person such that following such sale, such Person owns more than 50% of the Company’s assets, or (iii) the acquisition of the Company’s outstanding common stock and preferred stock by a Person such that following such sale, such Person owns more than 50% of the Company’s outstanding common stock and preferred stock. Pursuant to his employment agreement, Mr. Beck will be entitled to receive an equity award having an expected grant date fair value of no less than $2,500,000, which shall be made on the first date the Company grants equity awards to other executives following the Company’s initial public offering. Further, pursuant to the terms of his employment agreement, Mr. Beck elected to purchase 2,000 shares of common stock at a purchase price of $260.41 per share.

In the event Mr. Beck receives any payments or benefits under any agreement or arrangement with the Company that are paid in connection with a change in control of the Company such that he would be subject to an excise tax under the Code (a “Parachute Payment”), the Company shall pay to Mr. Beck whichever of the following would result in Mr. Beck’s receipt, on an after-tax basis, of the greater amount of Parachute Payment notwithstanding that an excise tax may be applied to all or some portion of such payment: (x) the payment in full of the entire amount of the Parachute Payment or (y) payment of only part of the Parachute Payment so that Mr. Beck receives the largest payment possible without the imposition of the excise tax.

Kirk Hachigian

In connection with his commencement of employment as Chief Executive Officer, Mr. Hachigian entered into an employment agreement effective April 1, 2014, which provided for an annual base salary of $750,000 and a target bonus opportunity equal to 100% of his base salary. Under the employment agreement, Mr. Hachigian is entitled to expense reimbursement for the costs associated with maintaining an office space in Houston, Texas and any costs associated with working remotely in Maine, and to use of a Company-leased apartment in Charlotte, North Carolina. In addition, Mr. Hachigian is entitled to use of the Company aircraft for business travel (including travel from his home in Houston, Texas to Charlotte, North Carolina) as well as for personal use at Mr. Hachigian’s own expense. Mr. Hachigian is entitled to a tax gross-up payment to the extent the use of the apartment in Charlotte, North Carolina or the use of the Company aircraft results in taxable income to him.

Following a review of Mr. Hachigian’s overall compensation package in November 2014, the Committee increased Mr. Hachigian’s base annual salary to $1,100,000 and awarded him 6,376 RSUs which are scheduled to vest in equal annual installments on the first three anniversaries of the grant date. In November 2015, the Committee approved modifications to our employment agreement with Mr. Hachigian as part of the transition of his responsibilities as Chief Executive Officer to Mr. Beck. Pursuant to such modifications, Mr. Hachigian was named Executive Chairman effective December 1, 2015. These modifications provided that Mr. Hachigian would remain employed full-time through at least March 31, 2016 to assure an orderly transition and would be entitled to the same salary and benefits as previously in place. Mr. Hachigian would continue to be eligible for medical and dental benefits whether or not he continues to provide services to the company on a full-time basis. If Mr. Hachigian terminated his employment and became Non-Executive Chairman, Mr. Hachigian would be designated a key Non-Employee under our Stock Incentive Plan so that all stock options and RSUs granted to him would remain in place in accordance with the terms and conditions of the original award agreement, including continued vesting.

Effective March 28, 2016, the Committee approved further modifications to Mr. Hachigian’s compensation recognizing that his role as Executive Chairman would result in a reduced commitment of Mr. Hachigian’s service and time. Pursuant to this agreement, Mr. Hachigian will continue to serve as Executive Chairman until December 31, 2018 or such other date as agreed. Mr. Hachigian’s annual base salary was reduced to $500,000 effective March 28, 2016 and his participation in the 2016 MIP terminated on March 31, 2016, provided that he will remain eligible for a pro-rata award based on his three months of full-time service in 2016. He will also continue to be eligible for standard employee benefits while an employee. Mr. Hachigian and his family will be provided medical and dental benefits by the Company until the later of December 31, 2020 or the date he becomes eligible for COBRA coverage. As an employee, Mr. Hachigian’s stock options and RSUs will continue to vest and be available for exercise in accordance with the terms and conditions of the award agreement.

L. Brooks Mallard

In connection with his commencement of employment with the Company, Mr. Mallard entered into a letter agreement effective October 30, 2014, which provides that he will serve in the role of Executive Vice President and Chief Financial Officer. Mr. Mallard’s employment may be terminated at any time by either party. The employment agreement provides he is entitled to an initial annual base salary of $400,000 which may be increased in the discretion of the Committee, and that his target bonus opportunity is equal to 75% of his base salary.

On November 30, 2015, Mr. Mallard also entered into a Management Transition Agreement which provides that in the event he is terminated without Cause (as defined in the Management Transition Agreement) during the 24-month period beginning on December 1, 2015 through November 30, 2017, he will be provided at least two weeks’ written notice before the effective date of termination. During the notice period, the Company and Mr. Mallard will discuss and agree on a transition plan to ensure a smooth transition of his duties and responsibilities. The Management Transition Agreement provides that the during the 12-month period following the end of the notice period Mr. Mallard shall (i) continue to assist in the orderly transition of his responsibilities on an “as requested basis”, (ii) continue to vest in his equity awards under the Stock Incentive Plan and (iii) receive separation benefits as described in greater detail below under the heading “—Potential Payments upon Termination or Change In Control”.

John Dinger

In connection with his commencement of employment with the Company, Mr. Dinger entered into a letter agreement effective November 1, 2015, which provides that he will serve in the role of Executive Vice President and President, North America. Mr. Dinger’s employment may be terminated at any time by either party. The employment agreement provides he is entitled to an initial annual base salary of $380,000 which may be adjusted in the discretion of the Committee, and that his target bonus opportunity is equal to 60% of his base salary.

On November 30, 2015, Mr. Dinger also entered into a Management Transition Agreement which provides that in the event he is terminated without Cause (as defined in the Management Transition Agreement) during the 24-month period beginning on December 1, 2015 through November 30, 2017, he will be provided at least two weeks’ written notice before the effective date of termination. During the notice period, the Company and Mr. Dinger will discuss and agree on a transition plan to ensure a smooth transition of his duties and responsibilities. The Management Transition Agreement provides that the during the twelve-month period following the end of the notice period Mr. Dinger shall (i) continue to assist in the orderly transition of his responsibilities on an “as requested basis”, (ii) continue to vest in his equity awards under the Stock Incentive Plan and (iii) receive separation benefits as described in greater detail below under the heading “—Potential Payments upon Termination or Change In Control”.

On November 11, 2015, pursuant to the terms of his employment agreement, Mr. Dinger was granted 1,000 RSUs, 2,320 Common Stock Options with an exercise price of $260.41 per share, and 5,680 Class B-1 Common Stock Options with an exercise price of $382.02 per share.

Peter Maxwell

In connection with his commencement of employment with the Company, Mr. Maxwell entered into an employment agreement effective as of September 15, 2015, which provides that he will serve in the role of Executive Vice President and President, Europe. Mr. Maxwell’s employment may be terminated at any time by either party upon not less than six months’ notice to the other party, provided that the Company may terminate Mr. Maxwell immediately by paying his base salary over the notice period in lieu of providing such notice. The employment agreement provides he is entitled to an initial annual base salary of £185,000 which may adjusted in the discretion of the Committee, and that his target bonus opportunity is equal to 50% of his base salary. Mr. Maxwell is entitled to an annual automobile allowance of £10,000 and reimbursement for business mileage. Pursuant to the employment agreement, Mr. Maxwell agrees that he will not participate in the Jeld-Wen UK Retirement Plan and that he has relinquished in perpetuity the right to join the plan. In January 2016, the Company made a one-time payment to Mr. Maxwell’s private pension account in the United Kingdom to replace a contribution due from his former employer that was forfeited due to his resignation, which payment must be repaid to the Company in the event of Mr. Maxwell’s voluntary separation prior to December 16, 2016. The Committee approved an increase in Mr. Maxwell’s target bonus opportunity to 60% of base salary for 2016.

On November 30, 2015, Mr. Maxwell also entered into a Management Transition Agreement which provides that in the event he is terminated without Cause (as defined in the Management Transition Agreement) during the 24-month period beginning on December 1, 2015 through November 30, 2017, he will be provided at least two weeks’ written notice before the effective date of termination. During the notice period, the Company and Mr. Maxwell will discuss and agree on a transition plan to ensure a smooth transition of his and responsibilities. The Management Transition Agreement provides that the during the 12-month period following the end of the notice period Mr. Maxwell shall (i) continue to assist in the orderly transition of his responsibilities on an “as requested basis”, (ii) continue to vest in his equity awards under the Stock Incentive Plan and (iii) receive separation benefits as described in greater detail below under the heading “—Potential Payments upon Termination or Change In Control”.

On September 28, 2015, pursuant to the terms of his employment agreement, Mr. Maxwell was granted 1,000 RSUs, 1,450 Common Stock Options with an exercise price of $260.41 per share, and 3,550 Class B-1 Common Stock Options with an exercise price of $382.02 per share.

Peter Farmakis

In connection with his commencement of employment with the Company, Mr. Farmakis entered into an Executive Services Agreement dated June 28, 2013, pursuant to which Mr. Farmakis initially served as Chief Operating Officer, Australasia and was entitled to an annual base salary of AUD $500,000. Mr. Farmakis was subsequently promoted to the role of Executive Vice President & President, Australia in June 2014 and in connection therewith, his annual base salary was increased to AUD $540,000 and his target annual bonus opportunity was set at 35% of his base salary. Mr. Farmakis is eligible for standard benefits available to our managers in Australia, including a leased vehicle and employer contributions to the Superannuation Fund up to a maximum of AUD $25,000 per year. The Committee approved an increase in Mr. Farmakis’s target bonus opportunity to 50% of base salary for 2016.

On November 30, 2015, Mr. Farmakis also entered into a Management Transition Agreement which provides that in the event he is terminated without Cause (as defined in the Management Transition Agreement) during the 24-month period beginning on December 1, 2015 through November 30, 2017, he will be provided at least two weeks’ written notice before the effective date of termination. During the notice period, the Company and Mr. Farmakis will discuss and agree on a transition plan to ensure a smooth transition of his duties and responsibilities. The Management Transition Agreement provides that the during the twelve-month period following the end of the notice period Mr. Farmakis shall (i) continue to assist in the orderly transition of his responsibilities on an “as requested basis”, (ii) continue to vest in his equity awards under the Stock Incentive Plan and (iii) receive separation benefits as described in greater detail below under the heading “—Potential Payments upon Termination or Change In Control”.

Mark Thurman

Mr. Thurman was entitled to payment of his base salary through the date of resignation pursuant to his management employment agreement, as amended by a letter agreement with the Company dated August 12, 2015, pursuant to which Mr. Thurman agreed and acknowledged that he would not be entitled to any severance in connection with his resignation which was effective on August 31, 2015, and that he will be subject to non-competition and non-solicitation covenants through December 31, 2017. The letter agreement provided that Mr. Thurman would be eligible for a pro-rated annual bonus under the 2015 MIP and that the Stock Options granted to Mr. Thurman on January 1, 2014 would be deemed 50% vested on January 1, 2016, and would remain outstanding until December 31, 2017.

Barry Homrighaus

For 2015, Mr. Homrighaus was entitled to payment of base salary and eligible to receive a bonus under the terms of his management employment agreement with the Company, as amended on May 13, 2014. The management employment agreement provided that Mr. Homrighaus was entitled to a base salary of $500,000 and that his target bonus opportunity is equal to 60% of his base salary.

In an agreement dated February 10, 2015, Mr. Homrighaus and the Company agreed upon a transition plan leading to his planned retirement on December 31, 2016. This agreement provided that Mr. Homrighaus’s base salary ($500,000) and target bonus (approximately 60%) would remain the same for 2015, but that his duties as

Executive Vice President, European Operations would be modified during the year as part of a leadership transition. The agreement also provided that Mr. Homrighaus would relinquish all of his responsibilities as Executive Vice President, European Operations no later than December 31, 2015, and that he would be assigned special projects at a reduced salary in 2016.

Pursuant to a letter signed March 8, 2016, it was agreed that Mr. Homrighaus’s duties in 2016 would be limited to transition-related matters. In recognition of his reduced responsibilities, Mr. Homrighaus’ annual base salary was reduced to $50,500 effective February 1, 2016.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of securities underlying the equity awards held by each of our NEOs as of December 31, 2015.

		Option Awards						Stock Awards
Name	Grant Date(1)	Number of Common Stock Options underlying unexercised options exercisable	Number of Common Stock Options underlying unexercised options unexercisable(2)	Number of Class B-1 Common Stock Options underlying unexercised options exercisable	Number of Class B-1 Common Stock Options underlying unexercised options unexercisable(2)	Option exercise price	Option expiration date	Number of shares or units of restricted stock that have not vested(3)	Market value of shares or units of stock that have not vested(4)
Mark Beck	11/30/15	—	8,700	—	—	$260.41	11/30/25	15,000	$4,034,850
	11/30/15	—	—	—	21,300	$382.02	11/30/25	—	—

Kirk Hachigian	04/01/14	5,616	2,808	11,717	5,859	$206.72	04/01/24	—	—
	11/10/14	—	—	—	—	—	—	4,251	$1,143,476
	07/28/15	—	16,848	—	—	$154.72	04/01/24	—	—
	07/28/15	—	—	—	35,152	$129.50	04/01/24	—	—

L. Brooks Mallard	07/28/15	640	2,560	—	—	$154.72	10/30/24	—	—
	07/28/15	—	—	1,360	5,440	$129.50	10/30/24	—	—

John Dinger	11/01/15	—	2,320	—	—	$260.41	11/01/25	1,000	$268,990
	11/01/15	—	—	—	5,680	$382.02	11/01/25	—	—

Peter Maxwell	09/28/15	—	1,450	—	—	$260.41	09/15/25	1,000	$268,990
	09/28/15	—	—	—	3,550	$382.02	09/15/25	—	—

Peter Farmakis	05/02/14	320	—	680	—	$206.72	05/02/24	—	—
	07/28/15	—	1,280	—	—	$154.72	05/02/24	—	—
	07/28/15	—	—	—	2,720	$129.50	05/02/24	—	—

Mark Thurman(5)	01/01/14	1,465	—	3,052	—	$206.72	12/31/17	—	—
	07/28/15	—	2,197	—	—	$154.72	12/31/17	—	—
	07/28/15	—	—	—	4,578	$129.50	12/31/17	—	—

Barry Homrighaus(6)	12/20/11	4,632	—	6,197	—	$239.51	12/31/18	—	—
	07/28/15	1,545	1,544	—	—	$187.51	12/31/18	—	—
	07/28/15	—	—	2,066	2,066	$162.29	12/31/18	—	—

(1)	Equity awards with a grant date of July 28, 2015 report unvested Stock Options that were outstanding as of June 30, 2015 for which the Committee approved a reduction in the exercise price of $52.00 per share of common stock and $77.22 per share of Class B-1 Common Stock. For all other equity awards, the grant date is the effective date of the grant.

(2)	Mr. Beck’s Stock Options shown in these columns will vest as to 20% on each of November 30, 2016, November 30, 2017, November 30, 2018, November 30, 2019 and November 30, 2020, provided, that, upon a Company Sale (as defined in his award agreement), his Stock Options will vest in full. Mr. Hachigian’s Stock Options shown in these columns that were granted on April 1, 2014 vested on April 1, 2016. Mr. Hachigian’s Stock Options shown in these columns that were repriced on July 28, 2015 vested or will vest as to 50% on each of April 1, 2016 and April 1, 2017. All of Mr. Hachigian’s Stock Options will vest in full upon a Change in Control (as defined in his award agreements). Mr. Mallard’s Stock Options shown in these columns that were repriced on July 28, 2015 vested or are scheduled to vest as to 25% on each of October 30, 2016, October 30, 2017, October 30, 2018, and October 30, 2019. Mr. Maxwell’s Stock Options shown in these columns vested or will vest as to 20% on each of September 15, 2016, September 15, 2017, September 15, 2018, September 15, 2019, and September 15, 2020. Mr. Farmakis’ Stock Options shown in these columns that were repriced on July 28, 2015 vested or will vest as to 25% on each of May 2, 2016, May 2, 2017, May 2, 2018, and May 2, 2019.

(3)	The amounts in this column represent the total number of RSUs that were not vested as of December 31, 2015. Mr. Beck’s RSUs will vest as to 25% on each of November 30, 2016, November 30, 2017, November 30, 2018 and November 30, 2019. Mr. Hachigian’s RSUs will vest as to 50% on November 10, 2016 and 50% on November 10, 2017. Mr. Dinger’s RSUs will vest as to 50% on November 1, 2017 and 50% on November 1, 2018. All of Mr. Maxwell’s RSUs will vest on September 15, 2018.

(4)	The amounts in this column represent the aggregate market value of RSUs based upon a valuation of our common stock on December 31, 2015 of $268.99.

(5)	Pursuant to the terms of his letter agreement with the Company, Mr. Thurman resigned effective August 31, 2015. Mr. Thurman’s letter agreement provided that his Stock Options granted in 2014 were vested as to 50% on January 1, 2016, and that such vested Stock Options would remain exercisable until December 31, 2017.

(6)	Pursuant to his letter agreement with the Company, Mr. Homrighaus will retire effective December 31, 2016. As of such date all of Mr. Homrighaus’ Stock Options will be fully vested, and such Stock Option shall remain exercisable until December 31, 2018.

Option Exercises and Stock Vested

The following table lists the options exercised and stock vested for each of the NEOs during the year ended December 31, 2015. In 2015, none of the NEOs exercised any Stock Options.

Stock Awards
Name	Number of shares vested(1)	Market value of shares or units of stock that have vested(2)
Mark Beck	—	—
Kirk Hachigian	2,125	$571,604
L. Brooks Mallard	—	—
John Dinger	—	—
Peter Maxwell	—	—
Peter Farmakis	—	—
Mark Thurman	—	—
Barry Homrighaus	—	—

(1)	On November 10, 2015, 2,125 RSUs granted to Mr. Hachigian vested.

(2)	Represents the aggregate value of Mr. Hachigian’s RSUs, at a value of $268.99 per share, when settled in January 2016.

Pension Benefits

The following table provides information with respect to the JELD-WEN, Inc. Restated Pension Plan (the “Pension Plan”) that provides for payments or other benefits at, following, or in connection with retirement during the fiscal year ended December 31, 2015.

Name	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
Kirk Hachigian	N/A	—	—	—
Mark Beck	N/A	—	—	—
L. Brooks Mallard	N/A	—	—	—
John Dinger	N/A	—	—	—
Peter Maxwell	N/A	—	—	—
Peter Farmakis	N/A	—	—	—
Mark Thurman	N/A	—	—	—
Barry Homrighaus	JWI Restated Pension Plan	5	$28,500	—

(1)	In 1978, the Company amended the Pension Plan making only non-salaried employees eligible to participate. As such, Mr. Homrighaus’ years of credited service relate only to the years he was employed with the Company prior to such change in the Pension Plan.

(2)	Mr. Homrighaus is the only NEO with benefit accruals under the Pension Plan, which is no longer open to new employees. The present value of the accumulated pension benefits is computed on the same basis and using the same assumptions that the Company uses for financial statement reporting purposes. For further details, see Note 32—Employee Retirement and Pension Benefits to the Company’s consolidated financial statements included in this prospectus.

Participants under the Pension Plan accrue a benefit equal to 1.5% of average compensation (“Benefit Credit Value”, as defined in the Pension Plan) multiplied by years of benefit service. Average compensation is equal to the Participant’s average monthly compensation for the five years yielding the highest average and generally includes all compensation except for special items, such as moving expenses, long-term disability pay, and awards. Benefit Credit Values are capped at a maximum of $36, as is the case with Mr. Homrighaus. A Participant is credited with one full year of Benefit Service for each year he or she is an eligible employee and has worked at least 1,000 hours. A Participant is not eligible for early retirement benefits unless that Participant remains employed through his or her Benefit Commencement Date (as defined in the Pension Plan).

The present value of the accumulated pension benefits is computed on the same basis and using the same assumptions that we use for financial statement reporting purposes, except that for purposes of calculating the present value, we assume that all named executives who are not yet 65 will remain in service until age 65, the age at which they may retire without any reduction in benefits. We also assume that benefits are payable under the available forms of annuity consistent with the assumptions described in Note 32—Employee Retirement and Pension Benefits in our financial statements for the year ended December 31, 2015 included elsewhere in this prospectus, including the statutory discount rate assumption of 4.25%. The postretirement mortality assumption used for present value calculations is the RP-2015 Blue Collar Annuitant (M) mortality table projected generationally using MP-2015 (M) mortality table.

Potential Payments upon Termination or Change In Control

Each of the NEOs would be entitled to certain payments and benefits following a termination of employment in certain circumstances. These potential benefits are summarized below and reflect obligations pursuant to employment agreements, letter agreements as well as other compensatory arrangements and policies. The amounts of potential payments and benefits for our NEOs reflected in the table below assume that the termination of employment in the circumstances noted occurred on December 31, 2015.

Termination for Cause or Voluntary Resignation without Good Reason

Upon a termination by the Company for Cause (as defined in the relevant employment agreement or as determined in accordance with the Stock Incentive Plan) or due to a voluntary resignation without Good Reason (as defined in the relevant employment agreement), no severance benefits would be paid to the NEO. Pursuant to applicable employment and award agreements, Stock Options, whether vested or unvested, and unvested RSUs would in each case be forfeited immediately upon termination for Cause for no consideration. The NEO would receive a payment for unused vacation days accrued in the year of termination and would continue to be eligible for medical and dental benefits until the end of the month in which termination occurred. The NEO would forfeit the right to an annual bonus under the MIP in the year of termination, but would be paid for any bonus earned in the prior fiscal year if such bonus had not yet been paid prior to the date of termination.

Upon termination of employment for any reason other than death, disability, retirement on or after age 65, or termination for cause, all unvested Stock Options and RSU’s are immediately forfeited and vested Stock Options remain exercisable for the 90-day period following termination.

Upon a termination for any reason, Mr. Hachigian is entitled to receive, at no cost to the executive, continued health and dental benefits for himself and his dependents through December 31, 2020. Upon a sale of the Company, the Company will place into escrow an amount equal to the cost of such benefits.

Termination Due to Death, Disability or Retirement

Upon a termination due to death, disability or retirement after age 65, none of the NEOs would receive any benefits not ordinarily provided under our standard life insurance and disability benefit plans. Under the Company’s standard life insurance policy, in the event an NEO dies while actively employed, his beneficiary will receive a payment of $10,000 (or four times annual salary, in the case of Mr. Maxwell) and base salary continuation (based on the annual base salary in effect at the time of death) for a period of one year. Under the Company’s disability benefit plan, if an NEO becomes disabled, he will be entitled to six months’ salary continuation.

Pursuant to the applicable award agreements, all unvested Stock Options and RSUs granted to a NEO would be forfeited immediately in the event of a termination of employment due to death, disability or retirement. Stock Options that are vested on the date of death, disability or retirement on or after age 65 will remain exercisable until the earlier to occur of (x) the expiration of the twelve-month period following termination and (y) the Stock Option expiration date.

Termination without Cause or Resignation for Good Reason

The employment agreements or other compensation arrangements with Messrs. Beck, Hachigian, Mallard, Dinger, Maxwell, Farmakis, and Homrighaus provide that if their employment is terminated by the Company without Cause (as defined in the applicable agreement) or in the case of Messrs. Beck, Hachigian, and Mallard, if they resign for “Good Reason” (as defined in the applicable agreement), they are entitled to the benefits described below.

Mr. Beck

Mr. Beck’s employment agreement provides that he will be entitled to base salary continuation and medical benefits for one year in the event his employment is terminated by us without Cause or he resigns for Good Reason (as defined in the agreement). Pursuant to the applicable award agreements, in the event Mr. Beck’s employment is terminated without Cause or he resigns for Good Reason, any Stock Options and RSUs scheduled to vest on the vesting date next following the date of termination will vest immediately upon termination. Vested Stock Options will remain available for exercise for 90 days following termination.

In order to receive these post-employment benefits, Mr. Beck must execute a binding waiver and release of all legal claims against the Company. Mr. Beck is also subject to non-competition and non-solicitation provisions for 18 months following his termination of employment.

Mr. Hachigian

Upon the termination of Mr. Hachigian’s employment without Cause or if he resigned for Good Reason on or before December 31, 2015, Mr. Hachigian would not receive salary continuation. In the event of his termination on or after January 1, 2016, he will not receive severance pay. Regardless of the reason or timing of his termination, Mr. Hachigian and his dependents will be provided medical and dental benefits by us at no cost until December 31, 2020. Pursuant to agreements approved by the Committee in March 2016, Mr. Hachigian will remain actively employed as Executive Chairman until December 31, 2018. In the event Mr. Hachigian’s employment terminates prior to that date, the parties have agreed that he will be named Non-Executive Chairman and that the Committee will designate him a “Key Non-Employee” of the Company as defined in the Stock Incentive Plan. This designation will permit unvested Stock Options and RSUs granted to Mr. Hachigian to continue to vest and remain exercisable in accordance with the terms of the award agreement.

In order to receive these post-employment benefits, Mr. Hachigian must execute a binding waiver and release of all legal claims against us. Mr. Hachigian is also subject to non-competition and non-solicitation provisions for 24 months following his termination of employment.

Messrs. Mallard, Dinger, Maxwell and Farmakis

Pursuant to their management transition agreements, each of Messrs. Mallard, Dinger, Maxwell, and Farmakis will receive salary continuation for twelve months in the event his employment is terminated by the Company without Cause (as defined in the agreement) prior to December 1, 2017. The executive will be eligible for medical and dental benefits at the same cost as active employees for up to 18 months following termination. The executive will also receive a bonus under the MIP in the calendar year of termination as earned, based on actual performance under the terms of the MIP (subject to a minimum payment equal to his target annual bonus opportunity). In the calendar year following his termination, the executive will receive a pro-rata target bonus under the MIP based on his target bonus opportunity at the time of his termination. For the twelve-month period following his termination, the executive will be required to assist with an orderly management transition. During this period, the executive will be designated a “Key Non-Employee” such that his equity awards will continue to vest, and following such period, his vested Stock Options will remain outstanding for 90 days. Unvested RSUs granted to Messrs. Dinger and Maxwell will vest at the conclusion of the twelve-month transition period.

Unvested Stock Options will be forfeited immediately upon the conclusion of the one-year transition period. The benefits under the management transition agreements are provided in lieu of any severance or separation benefits for which the executives may otherwise be eligible under any policy or employment agreement.

In order to receive these post-employment benefits, the executive must execute a binding waiver and release of all legal claims against the Company. The executives are also subject to non-competition and non-solicitation restrictions for 18 months and 24 months, respectively, following the termination of employment.

Mr. Thurman

Mr. Thurman resigned from the Company effective August 31, 2015 and received no severance payments from the Company. Pursuant to the terms of his letter agreement, 40% of the Stock Options granted to Mr. Thurman were vested in accordance with the terms of the award agreement and an additional 10% of the Stock Options were deemed vested as of January 1, 2016. These vested Stock Options will remain exercisable until December 31, 2017. The remaining 50% of Stock Options granted to Mr. Thurman in 2014 were forfeited on January 1, 2016.

Mr. Homrighaus

In the event Mr. Homrighaus was terminated without Cause or resigned for Good Reason on December 31, 2015, he would have received a payment of one year’s salary and continuation of medical benefits for up to twelve months. Under our letter agreement with Mr. Homrighaus, Stock Options vested at the time of his termination would remain exercisable for two years following the date of termination. In accordance with his letter agreement, Mr. Homrighaus will retire effective December 31, 2016 following a transition period that began in September 2015. When Mr. Homrighaus retires in 2016, he will receive no severance pay.

Change in Control

The occurrence of a change in control of the Company alone (i.e., one that does not result in a termination of employment without Cause or resignation by the executive (as applicable)) will result neither in the payment of any severance or separation benefits to any of the NEOs, nor in the accelerated vesting of any Stock Options or RSUs, except with respect to the equity awards held by Mr. Beck and Mr. Hachigian. In the event of a Company Sale (as defined in his award agreements), all unvested Stock Options and RSUs granted to Mr. Beck would vest immediately provided he remained actively employed by us until the date of the Company Sale. In the event of a Change in Control in the award agreements, Mr. Hachigian’s then unvested Stock Option awards will become vested in full.

Estimated Potential Termination Payments and Benefits

The following table provides the estimated value of the payments and benefits that our NEOs would have been provided under the employment agreements, letter agreements, and other management agreements and policies described above in connection with certain termination scenarios, assuming such termination had occurred on December 31, 2015. The actual amounts that would be paid upon an NEO’s termination of employment can be determined only at the time of such event.

Name	Voluntary Separation or For Cause(1)	Without Cause or Good Reason(2)	Death(3)	Disability(3)	Retirement After Age 65(3)	Change In Control; No Termination(4)
Mark Beck	—	$2,437,828	$860,000	$425,000	—	$4,624,104
Kirk Hachigian	$87,650	$87,650	$1,197,650	$637,650	—	$12,994,566
L. Brooks Mallard	—	$726,295	$410,000	$200,000	—	—
John Dinger	—	$634,295	$390,000	$190,000	—	—
Peter Maxwell	—	$446,995	$1,370,850	$137,085	—	—
Peter Farmakis	—	$531,077	$393,390	$196,695	—	—
Mark Thurman(5)	—	—	—	—	—	—
Barry Homrighaus	—	$511,737	$510,000	$250,000	—	—

(1)	With the exception of Mr. Hachigian, none of the NEOs will receive any special benefits in the event of voluntary separation or termination for Cause. Under standard plan provisions, the NEOs will continue to be eligible for benefits under the Company’s medical and dental plans until the last day of the month in which termination occurs and for a payment for vacation days earned but not used in the year of termination, if any. The NEO would also receive payment for bonus earned in the fiscal year prior to termination if that bonus has not been paid prior to the termination date. Any bonus earned in the year of termination is forfeited. Pursuant to an agreement with a prior employer, Mr. Hachigian had a right to receive medical and dental benefits for himself and his dependents at no cost until December 31, 2020 provided he did not become eligible for alternative medical and/or dental benefits. When Mr. Hachigian joined us as Executive Chairman and Chief Executive Officer in 2014, we agreed to provide the same medical and dental benefits in the event his employment ended prior to December 31, 2020. The estimated cost for family medical and dental benefits for the period from January 1, 2016 until December 31, 2020 is $87,650 ($81,904 attributable to medical benefits and $5,747 attributable to dental benefits). These estimates are based on the Company’s COBRA costs for 2016 (which includes an administrative fee of 2%) until December 31, 2020.

(2)	Amounts in this column represent the cash and benefits to be paid to the NEO in the event of termination by the Company without Cause (as defined in the relevant agreement) or, with respect to Messrs. Beck and Hachigian, resignation with Good Reason (as defined in the relevant agreement). For Mr. Hachigian, the benefit includes medical and dental benefits for 60 months; he would receive no severance benefit. For Mr. Beck, the severance benefits are one-year base salary ($850,000) and medical and dental benefits ($15,850). For Mr. Beck, the value also includes accelerated vesting on 20% of his common and Class B-1 Common Stock Options and 25% of his RSUs ($1,571,978). For Mr. Mallard, the cash and benefits are based on one year of base salary ($400,000), a target bonus ($300,000), and medical and dental benefits for 18 months ($26,295). For Mr. Dinger, the cash and benefits are based on one year of base salary ($380,000), a target bonus ($228,000) and medical and dental benefits for 18 months ($26,295). For Mr. Maxwell, the cash and benefits are based on one year of base salary ($274,170), a target bonus ($164,502) and medical and dental benefits for 18 months ($8,323). For Mr. Farmakis, the cash and benefits are based on one year of base salary ($393,390) and a target bonus ($137,687). Mr. Thurman resigned effective March 31, 2015 with no severance benefit. Mr. Homrighaus’ benefits include one year base salary ($500,000) and medical and dental benefits for one year ($11,737).

(3)	The amounts in these columns represent the cash and benefits to be paid to the NEO in the event of death, disability (as defined in the relevant plan document), or retirement from the company after age 65. In the event of termination due to disability, each NEO would receive a benefit of six months’ salary. In the event of termination due to death, the estate of each NEO would receive a basic life insurance benefit of $10,000 (or four times annual salary, in the case of Mr. Maxwell) and his estate would receive salary continuation payments for one year. The amount included for Mr. Hachigian includes the value of the benefits to be provided to his dependents.

(4)	The occurrence of a change in control of the Company without a termination of employment will not result in payments to the NEOs, other than with respect to Messrs. Beck and Hachigian. The amount in this column represents the value of equity acceleration of all outstanding unvested equity awards for Mr. Beck and acceleration of all unvested Stock Options for Mr. Hachigian.

(5)	Mr. Thurman resigned effective August 31, 2015 and received no severance benefits.

Director Compensation

Members of the Board who are our employees or employees of Onex receive no extra compensation for their service on the Board. In 2015, our employee-directors were Messrs. Hachigian and Wendt and the directors employed by Onex were Messrs. Munk and Ross. Mr. Beck joined the Board in May 2016. Each non-employee and non-Onex member of the Board receives $125,000 annually for service on the board, payable quarterly in arrears. The Chairman of the Audit Committee is eligible to receive an additional $10,000 per year, payable quarterly in arrears, provided that he or she is a non-employee and non-Onex director. Mr. Tolbert is currently Chairman of the Audit Committee and is eligible for and receives the additional retainer for his services as Chairman of the Audit Committee.

Following the offering, each non-employee member of the Board will be entitled to receive an annual cash retainer of $90,000. Following the offering, the Chairman of any standing Committee of the Board will be entitled to receive an additional annual cash retainer as follows: Audit—$25,000; Compensation—$18,000; and Other—$15,000. Amounts due to members of our Board that are employees of Onex will be paid directly to Onex.

Annual Stock Grant

We have not historically offered annual equity awards to our directors. Beginning in 2017, each non-employee director will receive an annual grant of $110,000 in RSUs under the Company’s omnibus incentive plan, which RSUs shall vest on the first anniversary of the date of the grant subject to continued service on the Board through the vesting date by the non-employee or non-Onex director. Directors who are appointed to the Board during the year will be entitled to a pro-rated RSU award. The value of awards due to members of our Board who are employees of Onex will be paid directly to Onex; however, such payments will be made in cash and not as equity awards.

The following table summarizes the compensation of the non-employee directors in the year ended December 31, 2015. Directors who are our employees or employees of Onex received no compensation for their service as Board members. Mr. Hachigian’s compensation has been reported in the Summary Compensation Table and related compensation tables regarding our 2015 NEOs.

Name	Fees Earned or Paid in Cash(1)	Stock Awards	Option Awards($)	All Other Compensation	Total
Martha (Stormy) Byorum	$125,000	—	—	—	$125,000
John D. Carter	$125,000	—	—	—	$125,000
Anthony Munk	—	—	—	—	—
Christopher Patterson	$125,000	—	—	—	$125,000
Matthew Ross	—	—	—	—	—
Bruce Taten(2)	$125,000	—	—	$74,000	$199,000
Patrick Tolbert	$135,000	—	—	—	$135,000
Roderick Wendt(3)	—	—	—	$2,063,535	$2,063,535
Steven Wynne(4)	$125,000	—	—	$191,984	$316,984

(1)	Non-employee directors receive no compensation other than the annual retainer of $125,000, except for Mr. Tolbert who receives an additional $10,000 retainer as Chairman of the Audit Committee.

(2)	Pursuant to an oral agreement with the Company, Mr. Taten was paid $74,000 for legal consulting services in 2015.

(3)	Mr. Wendt, Vice Chairman, is an employee. In 2015, he received a salary of $207,692 and 401(k) matching contributions of $6,231. Mr. Wendt also received a cash award of $599,612 for 3,861 vested Common Stock Options and 5,165 vested Class B-1 Common Stock Options. Mr. Wendt’s compensation also included forgiveness of a personal loan of $1,250,000 as part of an agreement wherein Mr. Wendt waived any future rights to severance pay and forfeited certain unvested Stock Options.

(4)	Mr. Wynne is a former employee. Pursuant to an employment agreement, Mr. Wynne holds 1,236 vested Common Stock Options and 1,654 Class B-1 Common Stock Options all with an exercise price of $239.51 per share. In August 2015, Mr. Wynne received a cash award on these vested Stock Options of $191,984 based on $52.00 per Common Stock Option and $77.22 per Class B-1 Common Stock Option.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of                     , 2016, and as adjusted to reflect the sale of our common stock being offered in this offering, by:

•	each person or entity who is known by us to beneficially own more than 5% of our common stock;

•	each of our directors and named executive officers; and

•	all of our directors and executive officers as a group.

The column of the table headed “Shares of Common Stock Beneficially Owned Prior to this Offering” sets forth the ownership of our common stock as of                     , 2016 adjusted to reflect our Share Recapitalization as if it was completed on that date, and the column of the table headed “Shares of Common Stock Beneficially Owned After this Offering” sets forth the ownership percentage of our common stock after giving effect to our Share Recapitalization and the sale of our common stock offered hereby. Assuming no exercise of the underwriters’ option to purchase additional shares, the ownership percentages are based on              shares of common stock outstanding, and assuming full exercise of the underwriters’ option to purchase additional shares, the ownership percentages are based on              shares of common stock outstanding.

Information with respect to beneficial ownership has been furnished to us by each director, executive officer, or stockholder listed in the table below. The amounts and percentages of our common stock beneficially owned are reported on the basis of rules of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to vote or direct the voting of such security, or “investment power”, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after                     , 2016, including any shares of our common stock subject to an option that is exercisable within 60 days after                     , 2016. More than one person may be deemed to be a beneficial owner of the same securities.

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated below, the address for each person or entity listed below is c/o JELD-WEN Holding, Inc., 440 S. Church Street, Suite 400, Charlotte, North Carolina 28202.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned Before this Offering	Percentage of Shares Beneficially Owned After this Offering Assuming No Exercise of Underwriters’ Option to Purchase Additional Shares	Percentage of Shares Beneficially Owned After this Offering Assuming Full Exercise of Underwriters’ Option to Purchase Additional Shares
5% Stockholders
Onex(1)
Named Executive Officers and Directors
Kirk Hachigian
Mark Beck
L. Brooks Mallard
John Dinger
Peter Farmakis
Peter Maxwell
Martha (Stormy) Byorum
Gregory G. Maxwell
Anthony Munk

	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned Before this Offering	Percentage of Shares Beneficially Owned After this Offering Assuming No Exercise of Underwriters’ Option to Purchase Additional Shares	Percentage of Shares Beneficially Owned After this Offering Assuming Full Exercise of Underwriters’ Option to Purchase Additional Shares
Matthew Ross
Bruce Taten
Patrick Tolbert
Roderick Wendt
Steven Wynne
Mark Thurman
Barry Homrighaus
All executive officers and directors as a group (16 persons)

*	Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)	Includes: (i) shares of common stock held by Onex Partners III LP; (ii) shares of common stock held by Onex BP Co-Invest LP; (iii) shares of common stock held by Onex Partners III GP LP; (iv) shares of common stock held by Onex US Principals LP; (v) shares of common stock held by Onex Partners III PV LP; (vi) shares of common stock held by Onex BP S.a.r.l.; and (vii) shares of common stock held by Onex Partners III Select LP. Onex Corporation, a corporation whose subordinated voting shares are traded on the Toronto Stock Exchange, may be deemed to beneficially own the common stock held by (a) Onex Partners III LP, through Onex Corporation’s ownership of all of the common stock of Onex Partners Manager GP ULC, the general partner of Onex Partners Manager LP, the agent of Onex Partners III GP LP, the general partner of Onex Partners III LP, (b) Onex BP Co-Invest LP, through Onex Corporation’s ownership of all of the equity of Onex Partners Manager GP ULC, the general partner of Onex Partners Manager LP, the agent of Onex Partners III GP LP, the general partner of Onex BP Co-Invest LP, (c) Onex Partners III GP LP, through Onex Corporation’s ownership of all of the equity of Onex Partners GP Inc., the general partner of Onex Partners III GP LP, (d) Onex US Principals LP, through Onex Corporation’s ownership of all of the common stock of Onex American Holdings GP LLC, the general partner of Onex US Principals LP, (e) Onex Partners III PV LP, through Onex Corporation’s ownership of all of the equity of Onex Partners Manager GP ULC, the general partner of Onex Partners Manager LP, the agent of Onex Partners III GP LP, the general partner of Onex Partners III PV LP, (f) Onex BP S.a.r.l., through Onex Corporation’s ownership of all of the equity of Onex American Holdings LLC, which owns all of the equity of Onex American Holdings Subco LLC and BP EI LLC, which own all of the equity of Onex BP S.a.r.l., and (g) Onex Partners III Select LP, through Onex Corporation’s ownership of all of the equity of Onex Partners Manager GP ULC, the general partner of Onex Partners Manager LP, the agent of Onex Partners III GP LP, the general partner of Onex Partners III Select LP. Does not include shares of common stock held by Onex Advisor Subco LLC, an independent entity that is controlled by Mr. Gerald W. Schwartz. Mr. Gerald W. Schwartz, the Chairman, President and Chief Executive Officer of Onex Corporation, owns shares representing a majority of the voting rights of the shares of Onex Corporation and as such may be deemed to beneficially own all of the common stock beneficially owned by Onex Corporation. Mr. Schwartz disclaims such beneficial ownership. The address for Onex Corporation is 161 Bay Street, Toronto, ON M5J 2S1.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Dividends and Other Distributions

In July 2015, we made payments of approximately $420 million to holders of our common stock, Series A Convertible Preferred Stock, Class B-1 Common Stock, options, and RSUs. Of the amount paid, approximately $359.1 million was paid to Onex in respect of its ownership of common stock, Series A Convertible Preferred Stock, and our Class B-1 Common Stock, and an aggregate of approximately $7.6 million was paid to our directors and executive officers in respect of common stock, options, and RSUs they own.

In November 2016, we made payments of approximately $400 million to holders of our common stock, Series A Convertible Preferred Stock, Class B-1 Common Stock, options, and RSUs. Of the amount paid, approximately $327 million was paid to Onex in respect of its ownership of common stock, Series A Convertible Preferred Stock, and our Class B-1 Common Stock, and an aggregate of approximately $11.3 million was paid to our directors and executive officers in respect of common stock, options, and RSUs they own.

Consulting Agreement

In October 2011, we entered into a consulting agreement with Onex, our principal equity holder. In exchange for providing us with corporate finance and strategic planning consulting services, we paid Onex Partners Manager LP an annual management fee of $0.6 million, $1.8 million and $1.6 million in the years ending December 31, 2015, 2014, and 2013, respectively, pursuant to the consulting agreement. The consulting agreement provides that we will indemnify Onex against any claims arising out of or in connection with Onex’ performance under the consulting agreement and reimburse Onex for any out-of-pocket legal expenses incurred in connection with the investigation or defense of any such claims. The consulting agreement has an initial term of 10 years, subject to automatic one-year renewals, unless terminated by either party by notice given at least 90 days prior to the scheduled expiration date. In connection with this initial public offering, the consulting agreement will be terminated for no consideration.

Onex Shareholders Agreement

We, Onex, the Richard Lester Wendt Revocable Living Trust, or the “Trust”, and certain other of our shareholders who collectively own approximately         % of our common stock (on a fully diluted basis, after giving effect to the Share Recapitalization and this offering) are party to the shareholders agreement, dated October 3, 2011, as amended, which was entered into in connection with the acquisition of our equity by Onex. The shareholders agreement governs the transferability of shares of common stock and other rights with respect to the ownership of shares of common stock. For example, the shareholders agreement provides tag-along rights and rights of first purchase to the parties to the shareholders agreement for transfers of shares of common stock, other than transfers of shares of common stock registered under the Securities Act (including the shares offered hereby) or sales made pursuant to Rule 144 under the Securities Act. In addition, the shareholders agreement also provides drag-along rights after October 2019 for Onex. These rights will survive the consummation of this offering. In addition, the parties to the shareholders agreement have agreed to certain director appointment and voting provisions. The director appointment and voting provisions will terminate automatically upon the consummation of this offering.

Company Shareholders Agreement

We and certain of our existing shareholders are party to a shareholders agreement, dated October 3, 2011, which was intended to limit the number and identity of our shareholders for so long as we operate as a private company. In connection with this initial public offering, this shareholders agreement will be terminated.

Indemnification Agreements

Prior to the completion of this offering, we will have entered into indemnification agreements with each of our directors and certain of our officers. The indemnification agreements provide the directors and officers with contractual rights to indemnification and expense advancement which are, in some cases, broader than the specific indemnification provisions contained under Delaware law. We believe that the indemnification agreements are, in form and substance, substantially similar to those commonly entered into in private-equity backed transactions with portfolio companies.

Employment Agreements

See “Executive Compensation—Employment Agreements” for information regarding the employment agreements that we have entered into with our named executive officers.

Registration Rights Agreement

We, Onex, certain of our directors and executive officers, and others (who collectively own         % of our common stock on a fully diluted basis, after giving effect to the Share Recapitalization and this offering) also entered into a registration rights agreement dated October 3, 2011, as amended, in connection with the Onex Investment. Pursuant to the registration rights agreement, upon the closing of this offering and subject to the terms of the lock-up agreement they have entered into with the representatives of the underwriters, holders of a total of              shares of our common stock as of                     , 2016 (on a fully diluted basis, after giving effect to the Share Recapitalization and this offering), will have the right to require us to register their shares under the Securities Act under specified circumstances, including the right to require us to participate in underwritten offerings as well as to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period, and will have incidental registration rights as described below. After registration pursuant to these rights, in most cases these shares will become freely tradable without restriction under the Securities Act.

Demand Registration Rights

Subject to certain restrictions, at any time after six months following the closing of this offering, Onex and/or certain majority stockholders (or their permitted transferees) will have the right to require us from time to time by written notice to prepare and file a registration statement registering the offer and sale of a number of their shares of common stock and/or to facilitate an underwritten offer of a number of shares of their common stock using an already effective shelf registration statement, except that no more than one demand may occur in any six-month period. The demand rights will also be subject to our right to delay registration for up to six months based on certain circumstances.

Piggyback Registration Rights

If, at any time following this offering, subject to certain customary limitations we propose to register an offering of common stock (subject to certain exceptions) for our own account or for the account of any third party (including a demand registration), then we must give written notice to all holders who own registrable securities to allow them to include a specified number of their shares in that registration statement.

Participation Right

For so long as Onex and its affiliates collectively own at least 5% of our outstanding common stock (calculated on an as-converted, fully diluted basis), Onex has the right to purchase its pro rata portion of the primary shares offered pursuant to any future public offering by the Company at the same price at which the common stock will be offered to the public pursuant to the offering.

Other Provisions

The registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances. We will generally pay all registration expenses in connection with our obligations under the registration rights agreement, regardless of whether a registration statement is filed or becomes effective. The registration rights agreement also contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify any selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions in the registration statement attributable to information specifically provided by them.

Stock Purchase Agreements

We and Onex are party to the amended and restated stock purchase agreement, dated as of July 29, 2011, and the stock purchase agreement, dated as of August 30, 2012, in each case as amended, which were entered into to provide for the acquisition of our equity by Onex. The stock purchase agreements require us to indemnify, hold harmless, and reimburse Onex and certain of its related parties for damages (as defined and subject to limitations specified in the stock purchase agreements) arising from, based upon, or otherwise in respect of various matters identified in the stock purchase agreements, including our ownership, operation, and disposition of businesses and assets that are not part of our core business (“non-core assets”) and certain specified liabilities. We may be required to satisfy these obligations in cash or through the issuance of our common stock; any amounts that may be payable will be “grossed-up” to compensate Onex for the portion of those amounts that it would bear as our majority stockholder, except to the extent that those amounts are paid in cash from certain operating cash flow and disposition proceeds derived from non-core assets. In August 2016, pursuant to a settlement agreement executed in June 2016, we paid Onex and the other investors under the stock purchase agreements an aggregate of $23,700,805 in cash in full settlement and satisfaction of all existing claims (known or unknown) under these provisions of the stock purchase agreements. In connection with the settlement, the stock purchase agreements and our certificate of incorporation were amended to permit us to pay a cash dividend to holders of our common stock who are parties to the stock purchase agreements with the net proceeds (after provision for related taxes and other expenses), if any, received by us after August 3, 2016 and prior to the filing of a preliminary prospectus for this offering that includes a price range from the sale of specified non-core assets. On July 26, 2016, we entered into an agreement to sell certain of these assets, which sale was completed on October 20, 2016. Onex, as a holder of our preferred stock, and purchasers of common stock in this offering would not receive any portion of such a dividend if paid. Our obligations under these provisions of the stock purchase agreements will terminate automatically upon the consummation of this offering, except with respect to any unresolved claim made prior to such time.

Tax Receivable Agreement

In connection with this offering, we will declare a dividend of the rights under and enter into a Tax Receivable Agreement that will provide for the payment by us to our Pre-IPO Shareholders of 85% of the amount of tax benefits, if any, that we actually realize (or in some circumstances are deemed to realize) as a result of (i) the Pre-IPO Tax Attributes and (ii) certain other tax benefits related to our making payments under the Tax Receivable Agreement. If we had not entered into the Tax Receivable Agreement, we would have been entitled to realize and retain the full economic benefit of the Pre-IPO Tax Attributes, to the extent allowed by U.S. federal, state, and local and non-U.S. law. Different timing rules will apply to payments under the Tax Receivable Agreement to be made to Pre-IPO Shareholders that, prior to the completion of this offering, hold stock options and restricted stock units (collectively, the “Award Holders”). Such payments will not be made on the scheduled payment dates, but rather will be paid on the fifth anniversary of this offering, together with interest at a rate of 120% of the applicable federal long-term rate from the scheduled payment dates, and an amount equal to the net present value of such Award Holder’s future expected payments, if any, under the Tax Receivable Agreement.

For purposes of the Tax Receivable Agreement, cash savings in income tax will be computed by reference to the actual (or in some circumstances deemed) reduction in our liability for income taxes resulting from the utilization of the Pre-IPO Tax Attributes. The term of the Tax Receivable Agreement will commence upon consummation of this offering and will continue until all Pre-IPO Tax Attributes have been utilized or have expired, unless earlier terminated in accordance with the terms thereof.

The Pre-IPO Shareholders will not reimburse us for any payments previously made if any Pre-IPO Tax Attributes are subsequently disallowed (although future payments, if any, would be adjusted to the extent possible to reflect the result of such disallowance). As a result, in such circumstances we could make payments under the Tax Receivable Agreement that are greater than our actual cash tax savings.

The payment obligations under the Tax Receivable Agreement are obligations of JWHI and not obligations of any of our subsidiaries. The timing of any payments under the Tax Receivable Agreement will vary depending upon a number of factors, including the amount, character, and timing of our income in the future, and our utilization of the Pre-IPO Tax Attributes. Limitations on the use of Pre-IPO Tax Attributes may apply, including, for example, limitations on the use of net operating losses under Section 382 of the Code.

Payments under the Tax Receivable Agreement are not conditioned on the Pre-IPO Shareholders continuing to own shares of our common stock. Certain payments under the Tax Receivable Agreement are expected to give rise to certain additional tax benefits, such as deductions resulting from compensatory payments made to Pre-IPO Shareholders that are holders of stock options or restricted stock units. Any such benefits are themselves subject to the Tax Receivable Agreement and will increase the amounts due thereunder. Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, consistent with the terms of the Tax Receivable Agreement.

Following this offering, we expect to use cash and borrowings under our revolving credit facilities to fund any payments that we will be required to make under the Tax Receivable Agreement. We expect that such payments could be material. Assuming no material changes in the relevant tax law, no changes to current limitations on our ability to utilize our net operating losses under Section 382 of the Code, and that we earn sufficient income to actually realize the full benefits of the Pre-IPO Tax Attributes, we would expect that future payments under the Tax Receivable Agreement will be approximately $         in the aggregate. The exact amount of future payments under the Tax Receivable Agreement in any given year will depend on, among other things, the amount of income earned by us in such year, and the jurisdiction in which such income is earned. For example, assuming no material changes in the relevant tax law and no changes to current limitations on our ability to utilize our net operating losses under Section 382 of the Code, we will be obligated to make payments under the Tax Receivable Agreement of approximately $3.3 million for every $10 million of U.S. federal taxable income earned by us (without regard to the Pre-IPO Tax Attributes or other tax attributes subject to the Tax Receivable Agreement) that is offset by U.S. federal net operating losses that are Pre-IPO Tax Attributes. However, the amount of payments that we will owe under the Tax Receivable Agreement with respect to state and foreign taxes will vary depending on, among other things, the tax rate in those jurisdictions and the amount of income earned by us in those jurisdictions. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual cash tax savings that we realize in respect of the Pre-IPO Tax Attributes and/or distributions to us by our subsidiaries are not sufficient to permit us to make payments under the Tax Receivable Agreement after we have paid taxes. Late payments under the Tax Receivable Agreement generally will accrue interest at an uncapped rate equal to LIBOR plus 5.00%.

One or more foreign subsidiaries may pay a dividend to us in order to fund amounts owed under the Tax Receivable Agreement. Dividends that we receive from a subsidiary that is not a member of our consolidated group for U.S. federal income tax purposes, including a foreign subsidiary, may be taxable to us. In addition, certain transactions could cause us to recognize taxable income (possibly material amounts of taxable income) without a current receipt of cash. Payments under the Tax Receivable Agreement arising from the use of Pre-IPO Tax

Attributes to offset such taxable income would cause a net reduction in our available cash. For example, transactions giving rise to cancellation of debt income, the accrual of income from original issue discount or deferred payments, a “triggering event” requiring the recapture of dual consolidated losses, or “Subpart F” income would each produce income with no corresponding increase in cash. In these cases, we may use some of the Pre-IPO Tax Attributes to offset income from these transaction and, under the Tax Receivable Agreement, would be required to make a payment to our Pre-IPO Shareholders even though we receive no cash from such income.

Because we have a full valuation allowance on our deferred tax assets, we will not record a liability of the gross amount expected to be paid under the Tax Receivable Agreement. Instead, the gross liability that could be paid in future years under the Tax Receivable Agreement will be recognized as future operating expenses at the earlier of the utilization of the Pre-IPO Tax Attributes or release of the valuation allowance on the existing deferred tax assets. If we did not have a full valuation allowance on our deferred tax assets, and assuming we had completed this offering as of                     , 2016, we would have recorded a liability of approximately $                . Any future changes in the ability to realize Pre-IPO Tax Attributes will impact the amount of the liability that will be paid to the Pre-IPO Shareholders. We expect to satisfy our obligations under the Tax Receivable Agreement within the carryforward period of the Pre-IPO Tax Attributes. We plan to use cash flow from operations and availability under our credit facilities to fund such obligations.

If we undergo a change of control, the Tax Receivable Agreement will terminate and our obligations to make payments thereunder will accelerate and become immediately due and payable. The amount due and payable in that circumstance will be equal to the present value (at a discount rate of LIBOR plus 1.00%) of anticipated future payments under the Tax Receivable Agreement, which payment would be based on certain assumptions, including assumptions relating to our and our subsidiaries’ future income and without regard to any limitations that could be imposed on the Pre-IPO Tax Attributes as a consequence of a change of control (including limitations under Section 382 of the Code). As a result, any such payment may significantly exceed the actual tax benefits we ultimately realize from the utilization of the Pre-IPO Tax Attributes. Additionally, if we sell or otherwise dispose of any of our subsidiaries in a transaction that is not a change of control pursuant to the terms of the terms of the Tax Receivable Agreement, we will be required to make a payment equal to the present value of anticipated future payments under the Tax Receivable Agreement attributable to the Pre-IPO Tax Attributes of such subsidiary that is sold or disposed of, applying the assumptions described above, which may also result in a payment significantly in excess of the actual tax benefits we ultimately realize from such Pre-IPO Tax Attributes.

The Tax Receivable Agreement provides that in the event that we breach any of our material obligations under it, whether as a result of our failure to make any payment when due (subject to a specified cure period) or failure to honor any other material obligation under it, or if we file a voluntary petition for relief or consent to the institution of any proceeding under the United States Bankruptcy Code or other debtor relief laws, then all our payment and other obligations under the Tax Receivable Agreement will be accelerated and will become due and payable applying the same assumptions described above. In addition, in the event that 90% of the Pre-IPO Tax Attributes that are U.S. federal net operating losses are utilized, we and the designated representative of the Pre-IPO Shareholders each will have the right to elect to accelerate our payment and other obligations under the Tax Receivable Agreement, which will become due and payable applying the same assumptions described above. In addition, we will have the right to elect to accelerate our payment and other obligations under the Tax Receivable Agreement with respect to any Pre-IPO Shareholder (but not with respect to the Pre-IPO Shareholder’s pre-IPO options and restricted stock units), which payment amounts will be determined by applying the same assumptions described above, provided that such election will be subject to the consent of Onex with respect to any Pre-IPO Shareholder that is an affiliate of Onex. Such payments could significantly exceed our actual cash tax savings that have been or will be realized.

Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of our subsidiaries to make distributions to us. The agreements governing the indebtedness of our subsidiaries impose restrictions on the ability of our subsidiaries to make distributions to us, which could affect our ability to make payments under the Tax Receivable Agreement.

To the extent that we are unable to make payments under the Tax Receivable Agreement without violating the covenants in our outstanding indebtedness, such payments will be deferred and will accrue interest at a rate of LIBOR plus 3.00% per annum until paid. We will agree under the Tax Receivable Agreement not to incur, and not to permit any of our subsidiaries to incur, any new restrictions that would limit our ability to make payments under such agreement or the ability of our subsidiaries to make payments to us for that purpose. This restriction could make it more difficult or costly for us to refinance our outstanding indebtedness.

The Tax Receivable Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Tax Receivable Agreement is qualified by reference thereto.

Employee Stock Ownership and Retirement Plan

We sponsor the JELD-WEN, Inc. Employee Stock Ownership and Retirement Plan, or ESOP, which was frozen to new participants effective May 1, 2016. As of September 24, 2016, the ESOP held a total of 360,394 shares of our common stock (equal to 4.4% of our common stock on a fully diluted, as-converted basis). The ESOP is designed as a tax-qualified retirement plan and employee stock ownership plan under the Code. Participants may direct the ESOP trustees (who are designated from time to time by our board of directors) how to vote our common stock allocated to their ESOP accounts on certain matters, such as corporate mergers or consolidations, recapitalizations, reclassifications, liquidations, dissolutions and the sale of substantially all of our assets.

The ESOP Trust provides that participants whose employment with us or our subsidiaries is terminated are entitled to receive distribution of their ESOP accounts held in the ESOP at specified times and in specified forms. When an ESOP account is distributed, participants may elect to receive either shares of our common stock or cash. Historically, in order to fund cash distributions, the ESOP sold shares of common stock to us for cash. In the years ended December 31, 2015, 2014, and 2013, we repurchased approximately $12.1 million, $14.8 million, and $16.1 million, respectively, of our common stock from the ESOP. Following the consummation of this IPO, we do not expect to purchase any further shares from the ESOP.

Notes Receivable from the Trust of Richard L. Wendt

Richard L. Wendt, or “RLW”, was a director of the Company until his death in 2010. During the three year period beginning on January 1, 2013, the estate of RLW, or the “RLW Trust”, owned more than 5% of the Company’s common stock, and one of the directors of the Company, Roderick C. Wendt, or “RCW”, is a trustee of the RLW Trust. In connection with transactions between the Company and either RLW or entities owned by RLW prior to his death, RLW issued promissory notes to the Company. The promissory notes were secured by Company stock held by RLW, entities owned by RLW prior to his death, or the RLW Trust. As of December 31, 2015, 2014, and 2013, respectively, we were owed $0, $12.6 million, and $22.4 million by the RLW Trust, and we received interest payments of $0.5 million, $4.2 million, and $0. In December 2014, we reduced the principal amount of the promissory notes by $7.1 million in exchange for 32,317 shares of the Company’s stock held by the RLW Trust. The remaining $12.6 million of principal was repaid with the proceeds of the dividend paid on or about July 31, 2015. See “—Dividends and Other Distributions” above.

Loan to Roderick C. Wendt

One of our directors, RCW, issued promissory notes to us. As of December 31, 2015, 2014, and 2013, respectively, we were owed $2.0 million, $3.4 million, and $4.6 million by RCW, and we received payments of interest of $0.2 million in each of the years ended December 31, 2015, 2014, and 2013 and payments of principal of $1.4 million, $1.3 million and $0 million in each of the years ended December 31, 2015, 2014, and 2013. The entire principal amount of the promissory notes was repaid in May 2016.

Payments to JWTR, LLC

JWTR, LLC, or “JWTR”, is a timber and real estate development company that is wholly-owned by the RLW Trust. In 2013, we paid JWTR and its subsidiaries $3.1 million for logs, timberland management, and logging services. No payments were made in 2014 or 2015.

Severance Payments to Steven Wynne

One of our directors, Steven Wynne, received $233,654 in severance payments in the year ended December 31, 2013. These payments were made in connection with a Separation and Release Agreement entered into between Mr. Wynne and the Company on June 29, 2012 in connection with his retirement as an officer of the Company. The total amount that Mr. Wynne received in connection with this agreement was $467,957.05 paid on a biweekly basis from July 2, 2012 through July 1, 2013. The payments were not contingent on any continued service by Mr. Wynne.

Aviation Department

In 2014, we restructured our aviation department, downsizing from three aircrafts to one and moving the operation from Oregon to North Carolina. As part of the restructuring plan, one of the three aircrafts was subleased to the RLW Trust. The lease runs through January of 2017 and is not expected to be renewed. In the agreement, we pay the ongoing lease payments of $79,000 per month and the RLW Trust pays a nominal amount to us. The RLW Trust is responsible for all maintenance and operational costs. This was done to decrease the costs and extend the cash outflow associated with exiting the aircraft lease. In addition, the aircraft hangar located in Klamath Falls, Oregon was sold to Fairmount Aviation for fair value of $2.0 million. Fairmount is a newly formed aviation company controlled by RCW, a director of the Company.

Policies and Procedures for Related Party Transactions

Prior to the completion of this offering, we expect that our board of directors will adopt a policy providing that the audit committee will review and approve or ratify transactions in excess of $120,000 of value in which we participate and in which a related party has or will have a direct or indirect material interest. Under this policy, our board of directors is to obtain all information it believes to be relevant to a review and approval or ratification of these transactions. After consideration of the relevant information, the audit committee is to approve only those related party transactions that the audit committee believes are on their terms, taken as a whole, similar to third-party transactions and that the audit committee determines are not inconsistent with the best interests of the Company. In particular, our policy with respect to related party transactions will require our audit committee to consider the benefits to the Company, the impact on a director’s independence in the event the related party is a director, an immediate family member of a director or an entity in which a director has a position or relationship, the availability of other sources for comparable products or services, the terms of the transaction, and the terms available to unrelated third parties or to employees generally. A “related party” is any person who is or was one of our executive officers, directors, or director nominees or is a holder of more than 5% of our common stock, or their immediate family members or any entity owned or controlled by any of the foregoing persons. All of the transactions described above were entered into prior to the adoption of this policy.

Certain of the foregoing disclosures are summaries of certain provisions of our related party agreements, and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. Copies of certain of the agreements (or forms of the agreements) have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and the material provisions of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective prior to the consummation of this offering. The following is only a summary and is qualified by applicable law and by the provisions of the amended and restated certificate of incorporation and amended and restated bylaws and other agreements, copies of which are available as set forth under the caption entitled “Where You Can Find More Information”.

General

Prior to the Share Recapitalization and the effectiveness of our amended and restated certificate of incorporation, our authorized capital stock consists of 22,379,800 shares of common stock, par value $0.01 per share, 430,200 shares of Class B-1 Common Stock, par value $0.01 per share, 2,922,634 shares of Series A-1 Convertible Preferred Stock, par value $0.01 per share, 208,760 shares of Series A-2 Convertible Preferred Stock, par value $0.01 per share, 843,132 shares of Series A-3 Convertible Preferred Stock, par value $0.01 per share, 4,775,473 shares of Series A-4 Convertible Preferred Stock, par value $0.01 per share, and 1 share of Series B Preferred Stock, par value $0.01. Immediately prior to the consummation of this offering, we intend to complete the Share Recapitalization. The Share Recapitalization consists of (i) the voluntary conversion of our Series A Convertible Preferred Stock and Class B-1 Common Stock into              shares of our common stock and the cancellation of our 1 share of Series B Preferred Stock followed by (ii) a         -for-1 stock split of our common stock. Upon effectiveness of our amended and restated certificate of incorporation and upon the completion of this offering, our authorized capital stock will consist of              shares of common stock, par value $0.01 per share and              shares of undesignated preferred stock, the rights, preferences, and privileges of which may be designated from time to time by our board of directors. The rights and privileges of holders of our common stock are subject to any series of preferred stock that we may issue in the future.

Upon completion of this offering, there will be              outstanding shares of common stock (assuming that the underwriters’ option is not exercised and excluding              shares of our common stock issuable upon exercise of outstanding stock options) and no outstanding shares of preferred stock.

Our Controlling Shareholder

After this offering, Onex will own     % of our common stock (    % if the underwriters’ option is exercised in full). Accordingly, Onex will exercise a controlling influence over our business and affairs and will have the power to determine all matters submitted to a vote of our stockholders, including the election of directors, the removal of directors with or without cause, and the approval of significant corporate transactions such as amendments to our certificate of incorporation, mergers, and the sale of all or substantially all of our assets. Onex could initiate corporate action even if its interests conflict with the interests of our other stockholders. This concentration of voting power could deter or prevent a change in control of the Company that might otherwise be beneficial to our stockholders.

Common Stock

Voting Rights. Each outstanding share of common stock is entitled to one vote on all matters with respect to which the holders of our common stock are entitled to vote.

Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of our outstanding common stock are entitled to any dividend declared by the board of directors out of funds legally available for this purpose. However, the Credit Facilities impose restrictions on our ability to declare dividends on our common stock. See “Description of Certain Indebtedness”. Dividends paid in shares of our common stock must be paid, with respect to a particular class of common stock, in shares of that class.

Conversion Rights. The common stock is not convertible.

Other Rights. The holders of our common stock will not have any preemptive or other similar rights to purchase any of our securities, cumulative voting, subscription, redemption or sinking fund rights (except for the subscription rights granted to Onex pursuant to the registration rights agreement). See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for a description of such rights.

Right to Receive Liquidation Distributions. Upon our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock are entitled to receive, on a pro rata basis, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the rights of any holders of preferred stock then outstanding, to the holders of common stock.

Assessability. All shares of common stock outstanding upon the completion of this offering will be fully paid and nonassessable.

Preferred Stock

The preferred stock, if issued, would have priority over the common stock with respect to dividends and other distributions, including the distribution of our assets upon liquidation. Unless required by law or by the rules of the New York Stock Exchange, our board of directors will have the authority without further stockholder authorization to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights, and preferences and variations of each series. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring or preventing a change in control of us or an unsolicited acquisition proposal.

Record Holders

As of the date of this prospectus, our outstanding shares of common stock were held of record by stockholders.

Limitations on Directors’ Liability

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by Delaware law. Prior to the completion of this offering, we entered into indemnification agreements with each of our directors which, in some cases, are broader than the specific indemnification provisions contained under Delaware law. See “Certain Relationships and Related Party Transactions—Indemnification Agreements”.

In addition, as permitted by Delaware law, our amended and restated certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duty as a director, except that a director will be personally liable for:

•	any breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

•	the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

•	any transaction from which the director derived an improper personal benefit.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

This provision does not affect a director’s liability under the federal securities laws.

To the extent our directors, officers, and controlling persons are indemnified under the provisions contained in our amended and restated certificate of incorporation, our amended and restated bylaws, Delaware law, or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Provisions of Our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware Law that May Have an Anti-Takeover Effect

Delaware law contains, and upon the completion of this offering, our amended and restated certificate of incorporation and our amended and restated bylaws will contain, provisions that could have the effect of delaying, deferring, or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•	authorize the issuance of blank check preferred stock that our board of directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;

•	divide our board of directors into three classes with staggered three-year terms;

•	limit the ability of stockholders to remove directors only “for cause” if Onex ceases to own more than 50% of the voting power of all our outstanding common stock;

•	prohibit our stockholders from calling a special meeting of stockholders if Onex ceases to own more than 50% of the voting power of all our outstanding common stock;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders, if Onex ceases to own more than 50% of the voting power of all our outstanding common stock;

•	provide that the board of directors is expressly authorized to adopt, alter, or repeal our bylaws;

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

•	require the approval of holders of at least two-thirds of the outstanding shares of common stock to amend the bylaws and certain provisions of the certificate of incorporation if Onex ceases to own more than 50% of the voting power of all our outstanding common stock.

The foregoing provisions of our amended and restated certificate of incorporation and amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. Further, these provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts, and these provisions also may have the effect of preventing changes in our management.

Delaware Takeover Statute

Subject to certain exceptions, Section 203 of the DGCL prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

In our amended and restated certificate of incorporation, we will elect not to be governed by Section 203 of the DGCL, as permitted under and pursuant to subsection (b)(3) of Section 203.

Corporate Opportunity

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors, or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors, or stockholders or their respective affiliates, other than those officers, directors, stockholders, or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, Onex or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates has no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Onex or any of its affiliates or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of us. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity, and the opportunity would be in line with our business.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action or proceeding asserting a breach of fiduciary duty owed by any director or officer to us or our stockholders, any action or proceeding asserting a claim against us arising pursuant to the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws, or any action or proceeding asserting a claim against us that is governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of claims to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers and may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Stock Exchange Listing

We intend to apply to include the common stock for trading on the New York Stock Exchange under the symbol “JELD”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is              .

DESCRIPTION OF CERTAIN INDEBTEDNESS

Corporate Credit Facilities

In October 2014, we entered into the Corporate Credit Facilities, which initially consisted of (i) a term loan facility in an initial principal amount of $775 million (the “Initial Term Loans”) with a syndicate of lenders and Bank of America, N.A., as administrative agent (the “Term Loan Facility”) and (ii) a $300 million asset-based revolving credit facility with a syndicate of lenders and Wells Fargo Bank, National Association, as administrative agent (the “ABL Facility”). In July 2015, we borrowed $480 million of incremental term loans (the “2015 Incremental Term Loans”) under the Term Loan Facility and amended our Corporate Credit Facilities to, among other things, permit a distribution to holders of our common stock, our Series A Convertible Preferred Stock, and our Class B-1 Common Stock. In November 2016, we borrowed $375 million of incremental term loans under the Term Loan Facility. In connection therewith, we entered into the 2016 Term Loan Amendment to, among other things, (i) permit a $400 million distribution, (ii) reduce the interest rate on the outstanding term loans, and (iii) conform the terms (including providing for a maturity date of July 1, 2022) of all outstanding term loans (namely, the Initial Term Loans, the 2015 Incremental Term Loans and the additional $375 million of term loans referred to above) under the Term Loan Facility (such term loans, after giving effect to such amendments, the “Amended Term Loans”).

As of September 24, 2016, we were in compliance with the terms of the Corporate Credit Facilities.

Term Loan Facility

The initial borrower under the Term Loan Facility was Onex BP Finance LP, a wholly owned subsidiary of Onex. Onex BP Finance, LP contributed the proceeds of the Initial Term Loans and the 2015 Incremental Term Loans to its wholly-owned subsidiary Onex BP Finance, LLC (together with Onex BP Finance, LP, the “Tower Entities”), which loaned such proceeds to JWI on economic terms substantially similar to those in the credit agreement in respect of the Term Loan Facility. As part of the 2016 Term Loan Amendment in November 2016, prior to the payment of the 2016 Dividend, the Tower Entities were released as obligors under the Term Loan Facility, and JWI became the only borrower under the Term Loan Facility.

The net proceeds from the Initial Term Loans were primarily used to (i) repay $239.7 million outstanding under our former senior secured credit facility as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Lines of Credit and Long-Term Debt—Repaid Long-Term Debt—Former Senior Secured Credit Facility—United States and Europe”, (ii) redeem all $460 million of our then-outstanding 12.25% senior secured notes described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Lines of Credit and Long-Term Debt—Repaid Long-Term Debt—Former Senior Secured Notes”, and (iii) satisfy our obligation under a guarantee of certain letters of credit supporting an industrial revenue bond. The net proceeds of the 2015 Incremental Term Loans were used primarily to fund a $419.2 million distribution to holders of our common stock, our Series A Convertible Preferred Stock, and our Class B-1 Common Stock, to make related payments to holders of options and RSUs, and to pay related transaction fees and expenses. The net proceeds of the Amended Term Loans were used primarily to (i) replace the Initial Term Loans and the 2015 Incremental Term Loans, (ii) make payments of approximately $400 million to holders of our outstanding common stock, Series A Convertible Preferred Stock, Class B-1 Common Stock, options, and RSUs, and (iii) pay related transaction fees and expenses.

The offering price of the Amended Term Loans was 99.75%. The Amended Term Loans bear interest at LIBOR (subject to a floor of 1.00%) plus a margin of 3.50% to 3.75% depending on our ratio of net debt to Adjusted EBITDA. We have entered into forward-starting interest rate swap agreements in order to effectively change the interest rate on a substantial portion of our Term Loan Facility from a variable rate to a fixed rate. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and

Qualitative Disclosures About Market Risk—Interest Rate Risk”. The Amended Term Loans amortize in quarterly installments equal to 0.25% of the initial aggregate principal amount of the Amended Term Loans. The Term Loan Facility has various non-financial covenants, including restrictions on liens, indebtedness, and dividends, customary representations and warranties, and customary events of defaults and remedies, but has no financial maintenance covenants. The Amended Term Loans mature on July 1, 2022.

The offering price of the Initial Term Loans was 99.00% of par and the offering price of the 2015 Incremental Term Loans was 99.50% of par. Prior to the 2016 Term Loan Amendment, the Initial Term Loans bore interest at LIBOR (subject to a floor of 1.00%) plus a margin of 4.25%. Prior to the 2016 Term Loan Amendment, the 2015 Incremental Term Loans bore interest at LIBOR (subject to a floor of 1.00%) plus a margin of 3.75% to 4.00% depending on our ratio of net debt to Adjusted EBITDA.

The Term Loan Facility permits us to add one or more incremental term loans up to the sum of: (i) an unlimited amount subject to compliance with a maximum total net first lien leverage ratio test of 4.35:1.00 plus (ii) voluntary prepayments of term loans plus (iii) a fixed amount of $285 million, in each case, subject to certain conditions. As of September 24, 2016, we had $1,240 million of term loans outstanding under the Term Loan Facility.

ABL Facility

The primary borrowers of the ABL Facility are JWI and JELD-WEN of Canada, Ltd. Extensions of credit under the ABL Facility are limited by a borrowing base calculated periodically based on specified percentages of the value of eligible inventory, eligible accounts receivable, and certain other assets, subject to certain reserves and other adjustments. The borrowing base for U.S. and Canadian borrowers is calculated separately. U.S. borrowers may borrow up to $255 million under the ABL Facility and Canadian borrowers may borrow up to $45 million under the ABL Facility, in each case subject to periodic adjustments of such sub-limits and applicable borrowing base availability.

Borrowings under the ABL Facility bear interest at LIBOR plus a margin that fluctuates from 1.50% to 2.00% depending on availability under the ABL Facility. We pay an annual commitment fee between 0.25% and 0.375% on the unused portion of the commitments under the ABL Facility. As of September 24, 2016, we had $211.3 million available under the ABL Facility. The ABL Facility has a minimum fixed charge coverage ratio that we are obligated to comply with under certain circumstances. The ABL Facility has various non-financial covenants, including restrictions on liens, indebtedness, and dividends, customary representations and warranties, and customary events of defaults and remedies. The ABL Facility matures on October 15, 2019.

The ABL Facility permits us to request increases in the amount of the commitments under the ABL Facility up to an aggregate maximum amount of $100 million, subject to certain conditions.

Collateral under the ABL Facility and Term Loan Facility

The ABL Facility is collateralized by (a) first priority perfected liens on our (i) accounts receivable, (ii) cash and cash equivalents, (iii) deposit accounts, securities accounts, and commodity accounts, (iv) inventory, (v) certain real estate, (vi) certain equipment, (vii) Canadian collateral, (viii) documents, general intangibles, instruments, chattel paper, and commercial tort claims and supporting obligations related to each of (i)-(vii), (ix) tax refunds and rebates, (x) supporting obligations and letter of credit rights related to each of (i)-(ix), (xi) books and records related to each of (i)-(x), in each case subject to certain exceptions (collectively, “ABL Priority Collateral”) and (b) second priority perfected liens on our remaining assets not constituting ABL Priority Collateral, subject to certain exceptions (collectively, “Term Priority Collateral”).

The Term Loan Facility is collateralized by (a) first priority liens on the Term Priority Collateral (other than the Canadian collateral) and (b) second priority liens on the ABL Priority Collateral.

Australia Senior Secured Credit Facility

In October 2015, JWA amended its credit agreement (as amended, the “Australia Senior Secured Credit Facility”) to provide for an AUD $20 million cash advance facility, an AUD $6 million interchangeable facility for guarantees/letters of credit, an AUD $7 million electronic payaway facility, an AUD $1.5 million asset finance facility, an AUD $600,000 commercial card facility, and an AUD $5 million overdraft facility. In January 2016, the Australia Senior Secured Credit Facility was further amended to reduce the cash advance facility to AUD $18 million, and increase the interchangeable facility for guarantees/letters of credit to AUD $8 million. In addition, the commercial card facility was increased to AUD $950,000. The Australia Senior Secured Credit Facility matures in June 2019. Loans under the revolving portion of the Australia Senior Secured Credit Facility bear interest at the BBR rate plus a margin of 0.75%, and a commitment fee of 1.15% is also paid on the entire amount of the revolving credit facility. Overdraft balances bear interest at the bank’s reference rate minus a margin of 1.00%, and a commitment fee of 1.15% is paid on the entire amount of the overdraft facility. As of September 24, 2016, we had AUD $6.4 million (or $4.9 million) of guarantees outstanding and AUD $0.1 million (or $0.1 million) of utilization of the commercial card facility, with AUD $34.0 million (or $25.9 million) available under this facility. The Australia Senior Secured Credit Facility is secured by guarantees of the subsidiaries of JWA, fixed and floating charges on the assets of the JWA group, and mortgages on certain real properties owned by the JWA group. The agreement requires that JWA maintain certain financial ratios, including a minimum consolidated interest coverage ratio and a maximum ratio of consolidated debt to adjusted EBITDA (as calculated therein) ratio. The Australia Senior Secured Credit Facility has various non-financial covenants, including restrictions on liens, indebtedness, and dividends, customary representations and warranties, and customary events of default and remedies. With respect to dividends, obligors under the Australia Senior Secured Credit Facility may only pay dividends not in excess of 80% of after tax net profits (with a one-year carryforward of unused amounts) and only while no default is continuing under such agreement. However, this limitation does not apply with respect to obligors under the Australia Senior Secured Credit Facility repaying intercompany debt owed to their parent entities. As of September 24, 2016, we were in compliance with the terms of the Australia Senior Secured Credit Facility.

Euro Revolving Facility

In January 2015, JELD-WEN of Europe B.V. (which was subsequently merged with JELD-WEN A/S, which survived the merger) entered into a €39 million revolving credit facility, which includes an option to increase the commitment by an amount of up to €10 million (as amended, the “Euro Revolving Facility”), with a syndicate of lenders and Danske Bank A/S, as agent. The Euro Revolving Facility matures on January 30, 2019. Loans under the Euro Revolving Facility bear interest at CIBOR, CHR LIBOR, EURIBOR, NIBOR, STIBOR or LIBOR, depending on the currency, plus a margin of 2.5%, and a commitment fee of 1% is also paid on the entire amount of the revolving credit facility calculated on a day-to-day basis. As of September 24, 2016, we had less than €0.1 million (or $0.1 million) in borrowings and €1.1 million (or $1.3 million) of bank guarantees outstanding and €37.9 million (or $42.4 million) available under this facility. The Euro Revolving Facility requires JELD-WEN of Europe B.V. to maintain certain financial ratios, including a maximum ratio of senior leverage to adjusted EBITDA (as calculated therein), and a minimum ratio of adjusted EBITDA (as calculated therein) to net finance charges. In addition, the Euro Revolving Facility has various non-financial covenants including restrictions on liens, indebtedness, and dividends, customary representations and warranties, and customary events of default and remedies. With respect to dividends, obligors under the Euro Revolving Facility may only pay dividends out of available cash flow (with a one-year carryforward of unused amounts) and only while no default is continuing under such agreement. However, this limitation does not apply with respect to obligors under the Euro Revolving Facility repaying intercompany debt owed to their parent entities. As of September 24, 2016, we were in compliance with the terms of the Euro Revolving Facility.

Mortgage Notes

In December 2007, JELD-WEN Danmark A/S entered into thirty-year mortgage notes secured by land and buildings and with principal payments beginning in 2018 that will fully amortize the principal by the end of 2037. As of September 24, 2016, we had DKK 208.1 million (or $31.3 million) outstanding under these notes.

Installment Notes

We entered into installment notes representing miscellaneous capitalized equipment lease obligations and a term loan secured by the related equipment with payments through 2021. As of September 24, 2016, we had $6.1 million outstanding under these notes.

Installment Notes for Stock

We entered into installment notes for stock representing amounts due to former or retired employees for repurchases of our stock that are payable over 5 or 10 years depending on the amount with payments through 2020. As of September 24, 2016, we had $3.4 million outstanding under these notes.

Interest Rate Swaps

We have eight outstanding interest rate swap agreements for the purpose of managing our exposure to changes in interest by effectively converting the interest rate on a portion of the Term Loan Facility to a fixed rate. The counterparties for these swap agreements are Royal Bank of Canada, Barclays Bank PLC and Wells Fargo Bank, N.A. The aggregate notional amount covered under these agreements, which are all forward starting and expire on September 30, 2019, totals approximately $972.0 million as of September 24, 2016. The table below sets forth the period, notional amount, and fixed rates for our interest rate swaps:

Period	Notional	Fixed Rate
	(dollars in thousands)
September 2015 – September 2019	$273,000	1.997%
September 2016 – September 2019	$273,000	2.353%
June 2016 – September 2019	$213,000	2.126%
December 2016 – September 2019	$213,000	2.281%

Each of the swap agreements receives a floating rate based on three-month LIBOR and is settled every calendar quarter-end. The effect of these swap agreements is to lock in a fixed rate of interest on the aggregate notional amount hedged of approximately 2.1876% plus the applicable margin paid to lenders over three-month LIBOR. At September 24, 2016, the effective rate on the aggregate notional amount hedged (including the applicable margin paid to lenders over three-month LIBOR) was approximately 6.3184%. These swaps have been designated as cash flow hedges against variability in future interest rate payments on the Term Loan Facility and are marked to market through consolidated other comprehensive income (loss).

A hypothetical increase or decrease in interest rates of 1.0% (based on variable rate debt outstanding as of September 24, 2016 and taking into account the six interest rate swaps that were in effect on that date) would have increased or decreased our interest expense by $8.5 million for the nine months ended September 24, 2016 and $11.6 for the year ended December 31, 2015.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. Sales by us or by our existing stockholders of significant amounts of our common stock in the public market after this offering, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Sale of Restricted Shares

Upon completion of this offering,              shares of common stock will be outstanding, after giving effect to the completion of the Share Recapitalization and assuming no exercise of the underwriters’ option to purchase additional shares.

All of the              shares, or              shares if the underwriters’ option is exercised in full, of common stock to be outstanding upon completion of this offering will be freely transferable without restriction or further registration under the Securities Act (but subject, to the extent applicable, to the restrictions set forth in the lock-up agreements referred to below) by persons other than “affiliates”, as that term is defined in Rule 144 under the Securities Act, if such persons have held our common stock (or shares that converted into, or were exchanged for, common stock pursuant to the Share Recapitalization) for a period of six months. Generally, the balance of our outstanding shares of common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act, and are therefore subject to the limitations and restrictions that are described below. In addition, common stock purchased by our affiliates will be “restricted securities” under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act, such as Rule 144 or Rule 701, which are summarized below.

Upon the expiration of the lock-up agreements described below 180 days after the date of this prospectus, and subject to the provisions of Rule 144, an additional              shares will be available for sale in the public market. The sale of these restricted securities is subject, in the case of shares held by affiliates, to the volume restrictions contained in those rules.

In addition,              shares of common stock that are either subject to outstanding options or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements referred to below, and Rule 144 and Rule 701 of the Securities Act.

Lock-up Agreements

In connection with this offering, we, our directors and executive officers and certain of our stockholders will agree with the underwriters to enter into lock-up agreements described in “Underwriting”, pursuant to which shares of our common stock outstanding after this offering will be restricted from immediate resale in accordance with the terms of such lock-up agreements without the prior written consent of Barclays Capital Inc. and Citigroup Global Markets Inc. Under these agreements, subject to limited exceptions, neither we nor any of our directors or executive officers or these stockholders may dispose of, hedge, or otherwise transfer the economic consequences of ownership of any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. Certain transfers or dispositions can be made sooner, provided the transferee becomes bound to the terms of the lock-up.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the consummation of this offering, a person (or persons whose common stock is required to be aggregated), who is an affiliate, and who has beneficially owned our common stock (or shares that were converted into, or were exchanged for, common stock pursuant to the Share Recapitalization) for at least six months is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares then outstanding, which will equal approximately shares immediately after consummation of this offering; or

•	the average weekly trading volume in our shares on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, an issuer.

Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least 12 months, would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants, or advisors who purchased shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above.

Stock Plans

We intend to file a registration statement or statements on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our new omnibus incentive plan and pursuant to all option and RSU grants made prior to this offering under the Stock Incentive Plan. These registration statements are expected to be filed as soon as practicable after the closing date of this offering. Shares issued upon the exercise, payment, or settlement of equity awards or equity-based awards issued under the Stock Incentive Plan or the omnibus incentive plan after the effective date of the applicable Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

Registration Rights

Following this offering, some of our stockholders will, under some circumstances, have the right to require us to register their shares for future sale. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement”.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock that is being issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. This summary is limited to Non-U.S. Holders (as defined below) that hold our common stock as a “capital asset” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (which we refer to as the “Code”) (generally, property held for investment) for U.S. federal income tax purposes. This summary does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to a Non-U.S. Holder in light of the Non-U.S. Holder’s particular investment or other circumstances, including the impact of the Medicare contribution tax on net investment income. Accordingly, all prospective Non-U.S. Holders should consult their own tax advisors with respect to the U.S. federal, state, local, and non-U.S. tax consequences of the ownership and disposition of our common stock.

This summary is based on provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in U.S. federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could alter the U.S. federal income and estate tax consequences to a Non-U.S. Holder of owning and disposing of our common stock as described in this summary. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position with respect to one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income or estate tax consequences of the ownership or disposition of our common stock.

As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an entity or arrangement treated as a partnership for U.S. federal income tax purposes;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a “United States person” (within the meaning of the Code).

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in such a partnership generally will depend upon the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Partnerships, and partners in partnerships, that hold our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences of owning and disposing of our common stock that are applicable to them.

This summary does not consider any specific facts or circumstances that may apply to a Non-U.S. Holder and does not address any special tax rules that may apply to particular Non-U.S. Holders, such as:

•

a Non-U.S. Holder that is a bank, financial institution, insurance company, tax-exempt or government organization, pension plan, broker, dealer or trader in stocks, securities or currencies, U.S. expatriate, former citizen, long-term resident of the United States, person subject to the alternative minimum tax, controlled foreign corporation, tax-qualified retirement plan, passive foreign investment company, or corporation that accumulates earnings to avoid U.S. federal income tax;

•	a Non-U.S. Holder holding our common stock as part of a conversion, constructive sale, wash sale or other integrated transaction, or a hedge, straddle, synthetic security, or other risk reduction strategy;

•	a Non-U.S. Holder that holds or receives our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	a Non-U.S. Holder that is deemed to sell our common stock under the constructive sale provisions of the Code; or

•	a Non-U.S. Holder that at any time owns, directly, indirectly or constructively, 5% or more of our outstanding common stock.

In addition, this summary does not address any U.S. state or local, or non-U.S. or other tax consequences, or any U.S. federal income or estate tax consequences for beneficial owners of a Non-U.S. Holder, including shareholders of a controlled foreign corporation or passive foreign investment company that holds our common stock.

Each Non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax consequences of owning and disposing of our common stock.

Distributions on Our Common Stock

As discussed under “Dividend Policy” above, we do not expect to pay cash dividends on our common stock for the foreseeable future. If we make distributions of cash or property (other than certain pro rata distributions of our common stock) with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in its common stock and will reduce (but not below zero) such Non-U.S. Holder’s adjusted tax basis in its common stock. Any remaining excess will be treated as gain from a disposition of our common stock subject to the tax treatment described below in “—Sales or Other Dispositions of Our Common Stock”.

Distributions on our common stock to a Non-U.S. Holder that are treated as dividends, and that are not effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States, generally will be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount of dividends. A Non-U.S. Holder may be eligible for a lower rate of withholding under an applicable income tax treaty between the United States and its jurisdiction of tax residence. In order to claim the benefit of an applicable income tax treaty, a Non-U.S. Holder will be required to provide to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) in accordance with the applicable certification and disclosure requirements certifying qualification for the lower treaty rate. Special rules apply to partnerships and other pass-through entities and these certification and disclosure requirements also may apply to beneficial owners of partnerships and other pass-through entities that hold our common stock. A Non-U.S. Holder should consult its tax advisor regarding its entitlement to benefits under any applicable income tax treaty.

Distributions on our common stock to a Non-U.S. Holder that are treated as dividends, and that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will be taxed on a net income basis at the regular graduated rates and generally in the manner applicable to United States persons (unless the Non-U.S. Holder is eligible for and properly claims the benefit of an applicable income tax treaty and the dividends are not attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States, in which case the Non-U.S. Holder may be eligible for a lower rate under an applicable income tax treaty between the United States and its jurisdiction of tax residence). Dividends to a Non-U.S. Holder that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will not be subject to the withholding of U.S. federal income tax discussed above if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. A Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may also be subject to a “branch profits” tax at a 30% rate (or a lower rate if the Non-U.S. Holder is eligible for a lower rate under an applicable income tax treaty) on the Non-U.S. Holder’s earnings and profits (attributable to dividends on our common stock or otherwise) that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, subject to certain adjustments.

The certifications described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their eligibility for benefits under a relevant income tax treaty and the manner of claiming such benefits.

The foregoing discussion is subject to the discussion below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding”.

Sales or Other Dispositions of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (including withholding thereof) on any gain recognized on sales or other dispositions of our common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, such gain is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States); in this case, the gain will be subject to U.S. federal income tax on a net income basis at the regular graduated rates and generally in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the “branch profits tax” described above may also apply;

•	the Non-U.S. Holder is a nonresident alien individual who is present in the United States for more than 182 days in the taxable year of the disposition and meets certain other requirements; in this case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by certain U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even though the Non-U.S. Holder is not considered a resident of the United States under the Code; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of disposition and (ii) the period that the Non-U.S. Holder held our common stock.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a United States real property holding corporation. However, because the determination of whether we are a United States real property holding corporation is made from time to time and depends on the relative fair market values of our assets, there can be no assurance in this regard. If we were a United States real property holding corporation, the tax relating to disposition of stock in a United States real property holding corporation generally will not apply to a Non-U.S. Holder whose holdings, direct, indirect, and constructive, constituted 5% or less of our common stock at all times during the applicable period, provided that our common stock is “regularly traded on an established securities market” (as provided in applicable U.S. Treasury regulations) at any time during the calendar year in which the disposition occurs. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. Holders should consult their own tax advisors regarding the possible adverse U.S. federal income tax consequences to them if we are, or were to become, a United States real property holding corporation.

The foregoing discussion is subject to the discussion below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding”.

Federal Estate Tax

Our common stock that is owned (or treated as owned) by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

Backup withholding (currently at a rate of 28%) will not apply to payments of dividends on our common stock to a Non-U.S. Holder if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person, or otherwise qualifies for an exemption. However, the applicable withholding agent generally will be required to report to the IRS and to such Non-U.S. Holder payments of dividends on our common stock and the amount of U.S. federal income tax, if any, withheld with respect to those payments. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of a treaty or agreement.

The gross proceeds from sales or other dispositions of our common stock may be subject, in certain circumstances discussed below, to U.S. backup withholding and information reporting. If a Non-U.S. Holder sells or otherwise disposes of our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sale or disposition proceeds are paid to the Non-U.S. Holder outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of sale or disposition proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells our common stock through a non-U.S. office of a broker that is a United States person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that the Non-U.S. Holder is not a United States person and certain other conditions are met or the Non-U.S. Holder otherwise qualifies for an exemption.

If a Non-U.S. Holder receives payments of the proceeds of sales or other dispositions of our common stock to or through a U.S. office of a broker, the payment will be subject to both U.S. backup withholding and information reporting unless the Non-U.S. Holder provides to the broker a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person, or the Non-U.S. Holder otherwise qualifies for an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the Non-U.S. Holder’s U.S. federal income tax liability (which may result in the Non-U.S. Holder being entitled to a refund), provided that the required information is timely furnished to the IRS.

FATCA Withholding

The Foreign Account Tax Compliance Act and related Treasury guidance (commonly referred to as “FATCA”) impose U.S. federal withholding tax at a rate of 30% on payments to certain foreign entities of (i) U.S.-source dividends (including dividends paid on our common stock) and (ii) after December 31, 2018, the gross proceeds from the sale or other disposition of property that produces U.S.-source dividends (including sales or other dispositions of our common stock). This withholding tax applies to a foreign entity, whether acting as a beneficial owner or an intermediary, unless such foreign entity complies with (i) certain information reporting requirements regarding its U.S. account holders and its U.S. owners and (ii) certain withholding obligations regarding certain payments to its account holders and certain other persons, or, in each case, such foreign entity otherwise qualifies for an exemption. Accordingly, the entity through which a Non-U.S. Holder holds its common stock will affect the determination of whether such withholding is required. A payee that is a foreign financial institution located in a jurisdiction that has an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. Holders are encouraged to consult their tax advisors regarding FATCA.

UNDERWRITING

Barclays Capital Inc. and Citigroup Global Markets Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Barclays Capital Inc.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
RBC Capital Markets, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
Wells Fargo Securities, LLC
Robert W. Baird & Co. Incorporated
FBR Capital Markets & Co.
SunTrust Robinson Humphrey, Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount, and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $         million and are payable by us. The underwriters have agreed to reimburse us for certain expenses in connection with this offering.

We have granted an option to the underwriters to purchase up to              additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

We, our executive officers and directors, and certain of our existing security holders, including Onex, have agreed, subject to certain exceptions, not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Barclays Capital Inc. and Citigroup Global Markets Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell, or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	otherwise dispose of or transfer any common stock or securities exchangeable or exercisable for common stock,

•	file or cause to be filed a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

We intend to apply to list our common stock for listing on the New York Stock Exchange under the symbol “JELD”. In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, the Company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future net revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix, or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales, and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option described above. The underwriters may close out any covered short position by either exercising their option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option. “Naked” short sales are sales in excess of their option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market, or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the representatives may facilitate Internet distribution for this offering to certain of its Internet subscription customers. The representatives may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on Internet web sites maintained by the representatives. Other than the prospectus in electronic format, the information on the web sites of the representatives is not part of this prospectus.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, commercial banking, and other services for us for which they received or will receive customary fees and expenses. Furthermore, certain of the underwriters and their respective affiliates may, from time to time, enter into arms-length transactions with us in the ordinary course of their business. Barclays Capital Inc., RBC Capital Markets, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC, SunTrust Robinson Humphrey, Inc. and/or certain of their respective affiliates are lenders, and/or act as agents or arrangers, under our Corporate Credit Facilities, and our indebtedness under the Corporate Credit Facilities held by such entities may be repaid with the proceeds of this offering. See “Use of Proceeds”.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Canadian Residents

This document constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the securities described herein (the “Securities”). No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this document or on the merits of the Securities and any representation to the contrary is an offence.

Canadian investors are advised that this document has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”). Pursuant to section 3A.3 of NI 33-105, this document is exempt from the requirement to provide investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships as would otherwise be required pursuant to subsection 2.1(1) of NI 33-105.

Resale Restrictions

The offer and sale of the Securities in Canada is being made on a private placement basis only and is exempt from the requirement to prepare and file a prospectus under applicable Canadian securities laws. Any resale of Securities acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the Securities outside of Canada.

Representations of Purchasers

Each Canadian investor who purchases the Securities will be deemed to have represented to the issuer and to each dealer from whom a purchase confirmation is received, as applicable, that the investor (i) is purchasing as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) is an “accredited investor” as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions (“NI 45-106”) or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a “permitted client” as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this document does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the Securities and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the Securities or with respect to the eligibility of the Securities for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission

Securities legislation in certain of the Canadian jurisdictions provides certain purchasers of securities pursuant to an offering memorandum, including where the distribution involves an “eligible foreign security” as such term is defined in Ontario Securities Commission Rule 45-501 Ontario Prospectus and Registration Exemptions and in Multilateral Instrument 45-107 Listing Representation and Statutory Rights of Action Disclosure Exemptions, as applicable, with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where the offering memorandum, or other offering document that constitutes an offering memorandum, and any amendment thereto, contains a “misrepresentation” as defined under applicable Canadian securities laws. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed under, and are subject to limitations and defences under, applicable Canadian securities legislation. In addition, these remedies are in addition to and without derogation from any other right or remedy available at law to the investor.

Language of Documents

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the Securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

A. to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B. to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C. in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements, and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC as amended by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or “SIX”, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or “CISA”. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or “DFSA”. This document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with exempt offers. The DFSA has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for it. The shares to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The shares will not be offered or sold in Hong Kong other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation, or document relating to the shares which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”), who are:

(a) “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act; and

(b)	“wholesale clients” (within the meaning of section 761G of the Corporations Act),

so that it is lawful to offer the shares without disclosure to investors under Chapters 6D and 7 of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapters 6D and 7 of the Corporations Act would not be required pursuant to an exemption under both section 708 and Subdivision B of Division 2 of Part 7.9 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapters 6D and 7 of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Washington, D.C.

EXPERTS

The consolidated financial statements of JELD-WEN Holding, Inc. and its subsidiaries as of December 31, 2015 and December 31, 2014 and for each of the three years in the period ended December 31, 2015 included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Freedonia Custom Research is a source for third-party industry data referenced in this prospectus. The Freedonia Report, dated May 18, 2016, which we commissioned for this offering, represents data, research opinion, or viewpoints developed on our behalf that have been included herein.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in this offering. As allowed by SEC rules, this prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and our common stock, you should refer to the registration statement, including all amendments, supplements, schedules, and exhibits thereto.

Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

You may read, without charge, and copy, at prescribed rates, all or any portion of the registration statement or any reports, statements or other information we file with or furnish to the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. In addition, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You can review the registration statement, as well as our future SEC filings, by accessing the SEC’s website at www.sec.gov. You may also request copies of those documents, at no cost to you, by contacting us at the following address:

JELD-WEN Holding, Inc.

440 S. Church Street, Suite 400

Charlotte, North Carolina 28202

Attention: Executive Vice President, General Counsel and Chief Compliance Officer

(704) 378-5700

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can request copies of these documents, for a copying fee, by writing to the SEC. We intend to furnish our stockholders with annual reports containing financial statements audited by our independent registered public accounting firm.

JELD-WEN HOLDING, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of JELD-WEN Holding, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of other comprehensive income (loss), of equity, and of cash flows present fairly, in all material respects, the financial position of JELD-WEN Holding, Inc. and their subsidiaries at December 31, 2015 and December 31, 2014 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule included in Schedule I presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, JELD-WEN Holding, Inc. changed the manner in which it classifies deferred taxes and deferred financing costs in 2015.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Charlotte, North Carolina

February 23, 2016, except with respect to our opinion on Note 23, Earnings (Loss) Per Share, and the financial statement schedule included in Schedule I, as to which the date is June 1, 2016

JELD-WEN HOLDING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
(amounts in thousands, except share and per share data)	2015	2014	2013
Net revenues	$3,381,060	$3,507,206	$3,456,539
Cost of sales	2,715,125	2,919,864	2,946,463

Gross margin	665,935	587,342	510,076

Operating expenses
Selling, general and administrative	512,126	488,477	482,088
Impairment and restructuring charges	21,342	38,388	42,004

Operating income (loss)	132,467	60,477	(14,016)

Other income (expense)
Interest income	1,653	2,435	2,442
Interest expense	(62,285)	(71,724)	(73,804)
Loss on debt extinguishment	—	(51,036)	—
Other	14,120	515	12,323

Income (loss) before taxes, equity earnings and discontinued operations	85,955	(59,333)	(73,055)
Income tax benefit (expense)	5,435	(18,942)	(1,142)

Income (loss) from continuing operations, net of tax	91,390	(78,275)	(74,197)
Equity earnings (loss) of non-consolidated entities	2,384	(447)	943
Loss from discontinued operations, net of tax	(2,856)	(5,387)	(5,863)
Gain on sale of discontinued operations, net of tax	—	—	10,711

Net income (loss)	$90,918	$(84,109)	$(68,406)
Convertible preferred stock dividends	381,418	100,034	88,799

Net loss attributable to common shareholders	$(290,500)	$(184,143)	$(157,205)

Weighted average common shares outstanding
Basic	1,663,273	1,858,187	1,919,445
Diluted	1,663,273	1,858,187	1,919,445
Loss per share from continuing operations
Basic and diluted	$(172.97)	$(96.21)	$(84.45)
(Loss) income per share from discontinued operations
Basic and diluted	$(1.71)	$(2.90)	$2.53
Net loss per share
Basic and diluted	$(174.68)	$(99.11)	$(81.92)

The accompanying notes are an integral part of these Consolidated Financial Statements.

JELD-WEN HOLDING, INC.

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
(amounts in thousands)	2015	2014	2013
Net income (loss)	$90,918	$(84,109)	$(68,406)

Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments, net of tax of $0	(78,636)	(85,357)	(19,187)
Defined benefit pension plans:
Net actuarial pension gain (loss), net of tax of $189, $(522) and $35,362	18,264	(59,298)	40,014
Amortization of net actuarial pension loss to income, net of tax of $0	12,436	7,644	17,251
Interest rate hedge adjustments, net of tax of $0, $369 and $0	(11,200)	583	—
Net change in unrealized loss on marketable securities, net of tax of $0	—	—	(319)

Total other comprehensive (loss) income, net of tax	(59,136)	(136,428)	37,759

Total comprehensive income (loss)	$31,782	$(220,537)	$(30,647)

The accompanying notes are an integral part of these Consolidated Financial Statements.

JELD-WEN HOLDING, INC.

CONSOLIDATED BALANCE SHEETS

(amounts in thousands)	December 31, 2015	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents	$113,571	$105,542
Restricted cash	706	666
Accounts receivable, net	321,079	329,901
Inventories	343,736	359,274
Other current assets	35,326	44,973

Total current assets	814,418	840,356
Property and equipment, net	720,843	755,129
Goodwill	482,506	475,601
Intangible assets, net	78,318	48,293
Other assets	86,288	64,680

Total assets	$2,182,373	$2,184,059

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$166,686	$179,652
Accrued payroll and benefits	139,621	144,556
Accrued expenses and other current liabilities	164,544	182,407
Notes payable and current maturities of long-term debt	16,594	17,686

Total current liabilities	487,445	524,301
Long-term debt	1,243,726	788,542
Unfunded pension liability	106,748	135,527
Deferred credits and other liabilities	94,262	87,394

Total liabilities	1,932,181	1,535,764

Commitments and contingencies (Note 31)
Convertible preferred shares	481,937	817,121

Stockholders’ equity (deficit)
Common Stock: 22,810,000 shares authorized, no par value, 1,627,026 and 1,796,329 shares outstanding as of December 31, 2015 and December 31, 2014, respectively	86,201	180,902
Accumulated deficit	(154,949)	(245,867)
Accumulated other comprehensive loss	(162,997)	(103,861)

Total stockholders’ deficit	(231,745)	(168,826)

Total liabilities, convertible preferred shares, and shareholders’ deficit	$2,182,373	$2,184,059

The accompanying notes are an integral part of these Consolidated Financial Statements.

JELD-WEN HOLDING, INC.

CONSOLIDATED STATEMENTS OF EQUITY

	2015		2014		2013
(amounts in thousands, except share and per share amounts)	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Common Stock, no par value
Balance as of January 1	1,813,750	$194,375	1,908,659	$214,228	1,969,786	$228,984
Shares issued	10,816	2,770	—	—	—	—
Shares issued for exercise/vesting of stock options and restricted stock units	2,305	12	—	—	69	—
B-1 Common Shares converted to common	135	23	—	—	—	—
Shares repurchased	(188,535)	(44,696)	(94,909)	(21,928)	(61,196)	(16,074)
Dividend on common stock	—	(83,662)	—	—	—	—
Amortization of share-based compensation	—	4,095	—	2,075	—	1,318

	1,638,471	$72,917	1,813,750	$194,375	1,908,659	$214,228

Less stock held by Employee Benefit Trust, a consolidated entity	(17,631)	(12,371)	(17,631)	(12,371)	(17,631)	(12,371)

Balance at period end	1,620,840	$60,546	1,796,119	$182,004	1,891,028	$201,857

B-1 Common Stock, no par value
Balance as of January 1	210	$16,378	210	$10,485	—	$6,138
Total distributions	—	(370)	—	—	—	—
Shares issued for exercise of stock options	6,071	1,224	—	—	210	—
Amortization of share-based compensation	—	11,525	—	5,893	—	4,347
B-1 Common Shares converted to common	(95)	(23)	—	—	—	—

Balance at period end	6,186	$28,734	210	$16,378	210	$10,485

Director notes
Balance as of January 1		$(16,127)		$(27,249)		$(25,847)
Net issuances, payments and accrued interest on Notes		14,059		11,122		(1,402)

Balance at period end		$(2,068)		$(16,127)		$(27,249)

Employee stock notes
Balance as of January 1		$(1,353)		$(1,458)		$(1,476)
Net issuances, payments and accrued interest on Notes		342		105		18

Balance at period end		$(1,011)		$(1,353)		$(1,458)

Balance at period end		$86,201		$180,902		$183,635

Accumulated deficit
Balance as of January 1		$(245,867)		$(161,758)		$(93,352)
Net income (loss)		90,918		(84,109)		(68,406)

Balance at period end		$(154,949)		$(245,867)		$(161,758)

Accumulated other comprehensive (loss) income
Foreign currency adjustments
Balance as of January 1		$45,061		$130,418		$149,605
Change during period		(78,636)		(85,357)		(19,187)

Balance at end of period		(33,575)		45,061		130,418

Unrealized gain (loss) on marketable securities
Balance as of January 1		—		—		319
Change during period		—		—		(319)

Balance at end of period		—		—		—

Unrealized (loss) gain on interest rate hedges
Balance as of January 1		583		—		—
Change during period		(11,200)		583		—

Balance at end of period		(10,617)		583		—

Net actuarial pension (loss) gain
Balance as of January 1		(149,505)		(97,851)		(155,116)
Change during period		30,700		(51,654)		57,265

Balance at end of period		(118,805)		(149,505)		(97,851)

Balance at period end		$(162,997)		$(103,861)		$32,567

Non-controlling interest
Balance as of January 1		$—		$—		$1,138
Income from non-controlling interests		—		—		12
De-consolidation of non-controlling interests		—		—		(1,150)

Balance at period end		$—		$—		$—

Total stockholders’ deficit at end of period		$(231,745)		$(168,826)		$54,444

The accompanying notes are an integral part of these Consolidated Financial Statements.

JELD-WEN HOLDING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
(amounts in thousands)	2015	2014	2013
OPERATING ACTIVITIES
Net income (loss)	$90,918	$(84,109)	$(68,406)
Adjustments to reconcile net loss to cash used in operating activities:
Gain on sale of discontinued operations, net of tax	—	—	(10,711)
Depreciation and amortization	95,196	100,026	104,650
Deferred income taxes	(18,862)	1,631	(22,730)
Non cash changes in inventory value	8,079	(420)	974
(Gain) loss on sale of business units, property and equipment	(414)	709	(3,353)
Adjustment to carrying value of assets	4,268	10,543	16,855
Equity (earnings) loss in non-consolidated entities	(2,384)	447	(943)
Amortization of deferred financing costs	4,261	5,736	5,645
Non-cash loss on extinguishment of debt	—	22,628	—
Stock-based compensation	15,620	7,968	5,665
Required contributions to U.S. pension plan	(14,320)	(16,578)	(18,566)
Amortization of U.S. pension expense	12,803	7,609	16,608
Other items, net	1,820	2,653	(8,551)
Net change in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(3,904)	(638)	(15,328)
Inventories	2,872	10,843	(22,496)
Other assets	(7,023)	(18,655)	(3,084)
Accounts payable and accrued expenses	(28,225)	(28,605)	(25,601)
Change in uncertain tax liability	11,634	—	—

Net cash provided by (used in) operating activities	172,339	21,788	(49,372)

INVESTING ACTIVITIES
Proceeds from sales of discontinued operations	—	—	71,727
Purchases of property and equipment	(74,978)	(68,624)	(80,469)
Proceeds from sale of business units, property and equipment	4,680	6,911	26,749
Purchase of intangible assets	(2,709)	(2,222)	(5,220)
Purchases of businesses, net of cash acquired	(86,695)	—	—
Issuances of notes receivable	(73)	(583)	(449)
Cash received on notes receivable	1,323	7,780	718
Other items, net	—	—	883

Net cash (used in) provided by investing activities	(158,452)	(56,738)	13,939

FINANCING ACTIVITIES
Issuance of convertible preferred shares, net of transaction costs	—	—	1
Distributions paid	(419,216)	—	—
Proceeds from issuance of new debt, net of discount	477,600	790,250	—
Borrowings on long-term debt	—	—	136,114
Payments of long-term debt	(19,402)	(655,361)	(84,421)
Change in notes payable	(3,420)	(3,338)	1,045
Employee note repayments	15,073	4,516	228
Payments of debt issuance costs	(9,066)	(15,684)	(2,261)
Common stock issued	2,006	—	—
Common stock repurchased	(44,647)	(14,766)	(16,073)

Net cash (used in) provided by financing activities	(1,072)	105,617	34,633

Effect of foreign currency exchange rates on cash	(4,786)	(2,791)	(3,360)

Net increase (decrease) in cash and cash equivalents	8,029	67,876	(4,160)
Cash and cash equivalents, beginning	105,542	37,666	41,826

Cash and cash equivalents, ending	$113,571	$105,542	$37,666

The accompanying notes are an integral part of these Consolidated Financial Statements.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

Note 1. Summary of Significant Accounting Policies

Nature of Business – JELD-WEN HOLDING, inc., (“JWH”) (an Oregon corporation) along with its subsidiaries, is a vertically-integrated global manufacturer and distributor of windows and doors with substantially all of its revenues being derived from the sale of its door and window products. The remaining timber properties and resort operations, located primarily in the Northwestern United States, are presented as discontinued operations in the consolidated balance sheets and consolidated statements of operations for all periods presented (See Note 3 – Discontinued Operations and Divestitures). Unless otherwise specified or the context otherwise requires, all references in these notes to “JELD-WEN”, “we”, “us”, “our”, or the “Company” are to JELD-WEN HOLDING, inc. and its subsidiaries.

We have facilities located in the United States (“U.S.”), Canada, Europe, Australia, Asia, Mexico, and South America, and our products are marketed primarily under the JELD-WEN brand name in the U.S. and Canada and under JELD-WEN and a variety of acquired brand names in Europe, Australia and Asia.

Our revenues are affected by the level of new housing starts and remodeling activity in each of our markets. Our sales typically follow seasonal new construction and repair and remodeling industry patterns. The peak season for home construction and remodeling in many of our markets generally correspond with the second and third calendar quarters, and therefore, sales volume is typically higher during those quarters. Our first and fourth quarter sales volumes are generally lower due to reduced repair and remodeling activity and reduced activity in the building and construction industry as a result of colder and more inclement weather in certain of our geographic end markets.

All dollar and other currency amounts, except per share amounts, are presented in thousands, unless otherwise noted.

Ownership – On October 3, 2011, we completed a transaction with Onex Partners III LP and certain affiliates (collectively, “Onex Partners”) whereby Onex Partners invested $700.0 million in convertible preferred stock. Concurrent with the investment, Onex Partners provided $171.0 million in the form of a convertible bridge loan due in April 2013. In October 2012, Onex Partners invested an additional $49.8 million in convertible preferred stock of the Company to fund an acquisition. In April 2013, the $71.6 million outstanding balance of our convertible bridge loan was converted into additional shares of our Series A Convertible Preferred Stock. In March 2014, Onex Partners invested $65.8 million in common stock and now owns voting interests of approximately 80% of the Company at December 31, 2015 on a diluted, as-converted basis.

Principles of Consolidation – Our consolidated financial statements include the entities that we control, as well as majority-owned domestic and foreign subsidiaries and variable interest entities, if any, in which we are the primary beneficiary. Intercompany balances and transactions have been eliminated in consolidation and any non-controlling interests are presented as a separate component of equity. We account for investments in and advances to unconsolidated equity affiliates using the equity method.

Fiscal Year – We operate on a fiscal calendar year, and each interim period is comprised of two 4-week periods and one 5-week period, with each week ending on a Saturday. Our fiscal year always begins on January 1 and ends on December 31. As a result, our first and fourth quarters may have more or fewer days included than a traditional 91-day fiscal quarter.

Prior Period Adjustments – As a result of the audit of our 2010 U.S. federal income tax return, we discovered an error in our 2010 financial statements in which a discrete tax item improperly reduced our tax expense during that period by $8.7 million. We corrected this error in the accompanying December 31, 2014 balance sheet for the cumulative impact of the error and accrued interest associated with it by increasing the accumulated deficit line included within stockholders’ equity and increasing the current payable due to JWH

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

included within current liabilities for the $8.7 million in tax expense and the $1.5 million in accrued interest. We have revised the statement of operations for fiscal years 2011 through 2014 for the annual accrued interest related to this item. The impact on the year ended December 31, 2014 was $0.5 million. The cumulative impact was approximately $1.1 million as of December 31, 2013, and the impact on the year ended December 31, 2013 was $0.5 million. There was no impact to the statements of cash flows for the periods presented. We do not believe the error described above was material to our previously issued financial statements.

Reclassification of Prior Year Presentation – Cash balances previously presented in current assets of discontinued operations have been reclassified to cash and cash equivalents within the consolidated balance sheets and Note 3 – Discontinued Operations and Divestitures to conform to the current period presentation as the cash is no longer expected to transfer upon sale. In addition, certain balances on the consolidated statement of cash flows have been reclassified to conform with current period presentation.

Customer Displays – Customer displays include the costs related to providing customers in store displays of our products and include all costs to manufacture, ship and install the displays in retail store locations. Capitalized display costs are included in other assets and are amortized over the life of the product lines, typically 3 to 4 years. Related amortization is included in selling, general and administrative (“SG&A”) expense in the accompanying consolidated statements of operations.

Consolidated Statements of Cash Flows – Cash flows from continuing and discontinued operations are not separated in the consolidated statements of cash flows. Cash balances associated with our discontinued operations are reflected in our consolidated balance sheets as cash and cash equivalents. See Note 3 –Discontinued Operations and Divestitures.

Use of Estimates – The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the U.S. (“GAAP”) requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and related notes. Significant items that are subject to such estimates and assumptions include, but are not limited to, long-lived assets including goodwill and other intangible assets, employee benefit obligations, income tax uncertainties, contingent assets and liabilities, provisions for bad debt, inventory, warranty liabilities, legal claims, valuation of derivatives, environmental remediation and claims relating to self-insurance. Actual results could differ due to the uncertainty inherent in the nature of these estimates.

Segment Reporting – Our reportable operating segments are organized and managed principally by geographic region: North America, Europe and Australasia. We report all other business activities in Corporate and unallocated costs. In addition to similar economic characteristics we also consider the following factors in determining the reportable segments: the nature of business activities, the management structure directly accountable to our chief operating decision maker for operating and administrative activities, availability of discrete financial information and information presented to the Board of Directors and investors. No segments have been aggregated for our presentation.

Acquisitions – We apply the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, in the accounting for our acquisitions. It requires us to recognize separately from goodwill the assets acquired and the liabilities assumed, at their acquisition date fair values. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the assets acquired and the liabilities assumed. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, material adjustments must be retroactively reflected in the comparative

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

consolidated financial statements. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the current period in our consolidated statements of operations.

For a given acquisition, we may identify certain pre-acquisition contingencies as of the acquisition date and may extend our review and evaluation of these pre-acquisition contingencies throughout the measurement period in order to obtain sufficient information to assess whether we include these contingencies as a part of the fair value estimates of assets acquired and liabilities assumed and, if so, to determine their estimated amounts.

If we cannot reasonably determine the fair value of a pre-acquisition contingency (non-income tax related) by the end of the measurement period, we will recognize an asset or a liability for such pre-acquisition contingency if: (a) it is probable that an asset existed or a liability had been incurred at the acquisition date and (b) the amount of the asset or liability can be reasonably estimated. Subsequent to the measurement period, changes in our estimates of such contingencies will affect earnings and could have a material effect on our results of operations and financial position.

In addition, uncertain tax positions and tax related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date. We re-evaluate these items quarterly based upon facts and circumstances that existed as of the acquisition date. Subsequent to the measurement period or our final determination of the tax allowance’s or contingency’s estimated value, whichever comes first, changes to these uncertain tax positions and tax related valuation allowances will affect our provision for income taxes in our consolidated statements of operations and could have a material impact on our results of operations and financial position.

Cash and Cash Equivalents – We consider all highly-liquid investments purchased with an original or remaining maturity at the date of purchase of three months or less to be cash equivalents. Our cash management system is designed to maintain zero bank balances at certain banks. Checks written and not presented to these banks for payment are reflected as book overdrafts and are a component of accounts payable.

Restricted Cash – Restricted cash consists primarily of cash deposits required to meet certain projected self-insurance obligations. New funding is generated from employees’ portion of contributions and is added to the deposit account weekly as claims are paid.

Accounts Receivable – Accounts receivable are recorded at their net realizable value. Our customers are primarily retailers, distributors and contractors. As of December 31, 2015, one customer accounted for 11.1% of the consolidated accounts receivable balance. No individual customer accounted for more than 10% of the consolidated accounts receivable balance at December 31, 2014. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We estimate the allowance for doubtful accounts based on a variety of factors including the length of time receivables are past due, the financial health of our customers, unusual macroeconomic conditions and historical experience. If the financial condition of a customer deteriorates or other circumstances occur that result in an impairment of a customer’s ability to make payments, we record additional allowances as needed. We write off uncollectible trade accounts receivable against the allowance for doubtful accounts when collection efforts have been exhausted and/or any legal action taken by us has concluded.

Inventories – Inventories in the accompanying consolidated balance sheets are valued at the lower of cost or market and are determined by the first-in, first-out (“FIFO”) or average cost methods. We record provisions to write-down obsolete and excess inventory to estimated net realizable value. The process for

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

evaluating obsolete and excess inventory requires us to make subjective judgments and estimates concerning future sales levels, quantities and prices at which such inventory will be able to be sold in the normal course of business. Accelerating the disposal process or incorrect estimates of future sales potential may cause actual results to differ from the estimates at the time such inventory is disposed or sold.

Notes Receivable – Notes receivable are recorded at their net realizable value. The balance consists primarily of installment notes and affiliate notes. The allowance for doubtful notes is based upon historical loss trends and specific reviews of delinquent notes. We write off uncollectible note receivables against the allowance for doubtful accounts when collection efforts have been exhausted and/or any legal action taken by us has been concluded. Current maturities and interest, net of short-term allowance are reported as other current assets.

Property and Equipment – Property and equipment are recorded at cost. The cost of major additions and betterments are capitalized and depreciated using the straight-line method over their estimated useful lives while replacements, maintenance and repairs that do not improve or extend the useful lives of the related assets or adapt the property to a new or different use are expensed as incurred. Interest over the construction period is capitalized as a component of cost of constructed assets. Upon sale or retirement of property or equipment, cost and related accumulated depreciation are removed from the accounts and any gain or loss is charged to income.

Leasehold improvements are amortized over the shorter of the useful life of the improvement, the lease term, or the life of the building. Depreciation is generally provided over the following estimated useful service lives:

Land improvements	10 – 20 years
Buildings	15 – 45 years
Machinery and equipment	3 – 20 years

Intangible Assets –Intangible assets are accounted for in accordance with ASC 350, Intangibles – Goodwill and Other. Definite lived intangible assets are amortized based on the pattern of economic benefit over the following estimated useful lives:

Trademarks and trade names	2 – 40 years
Software	1 – 10 years
Licenses and rights	1 – 10 years
Customer relationships	5 – 16 years
Patents	10 – 20 years

The lives of definite lived intangible assets are reviewed and reduced if necessary whenever changes in their planned use occur. Legal and registration costs related to internally-developed patents and trademarks are capitalized and amortized over the lesser of their expected useful life or the legal patent life. Cost and accumulated amortization are removed from the accounts in the period that an intangible asset becomes fully amortized. The carrying value of intangible assets is reviewed by management to assess the recoverability of the assets when facts and circumstances indicate that the carrying value may not be recoverable. The recoverability test requires us to first compare undiscounted cash flows expected to be generated by that definite lived intangible asset or asset group to its carrying amount. If the carrying amounts of the definite lived intangible assets are not recoverable on an undiscounted cash flow basis, an impairment charge is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

Our valuation of identifiable intangible assets acquired is based on information and assumptions available to us at the time of acquisition, using income and market approaches to determine fair value. We do not amortize our indefinite-lived intangible assets, but test for impairment annually, or when indications of potential impairment exist. For intangible assets other than goodwill, if the carrying value exceeds the fair value, we recognize an impairment loss in an amount equal to the excess. No material impairments were identified during fiscal years 2015, 2014 and 2013.

Long-Lived Assets – Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. The first step in an impairment review is to forecast the expected undiscounted cash flows generated from the anticipated use and eventual disposition of the asset. If the expected undiscounted cash flows are less than the carrying value of the asset, then an impairment charge is required to reduce the carrying value of the asset to fair value. Long-lived assets currently available for sale and expected to be sold within one year are classified as held for sale in other current assets or in assets of discontinued operations.

Goodwill – Goodwill is tested for impairment on an annual basis and between annual tests if indicators of potential impairment exist, using a fair-value-based approach. Current accounting guidance provides an entity the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting is greater than its carrying amount, the two-step goodwill impairment test is not required.

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including attributable goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed.

We estimated the fair value of our reporting units using a discounted cash flow model (implied fair value measured on a non-recurring basis using level 3 inputs). Inherent in the development of the discounted cash flow projections are assumptions and estimates derived from a review of our expected revenue growth rates, profit margins, business plans, cost of capital and tax rates. Changes in assumptions or estimates used in our goodwill impairment testing could materially affect the determination of the fair value of a reporting unit, and therefore, could eliminate the excess of fair value over carrying value of a reporting unit and, in some cases, could result in impairment. Such changes in assumptions could be caused by items such as a loss of one or more significant customers, decline in the demand for our products due to changing economic conditions or failure to control cost increases above what can be recouped in sale price increases. These types of changes would negatively affect our profits, revenues and growth over the long term and such a decline could significantly affect the fair value assessment of our reporting units and cause our goodwill to become impaired.

We have completed the required annual testing of goodwill for impairment for all reporting units and have determined that goodwill was not impaired.

Warranty Accrual – Warranty terms range primarily from one year to lifetime on certain window and door components. Warranties are normally limited to replacement or service of defective components for the

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

original customer. Some warranties are transferable to subsequent owners, and are generally limited to ten years from the date of manufacture or require pro-rata payments from the customer. A provision for estimated warranty costs is recorded at the time of sale based on historical experience and we periodically adjust these provisions to reflect actual experience.

Restructuring – Costs to exit or restructure certain activities of an acquired company or our internal operations are accounted for as one-time termination and exit costs as required by the provisions of FASB ASC 420, Exit or Disposal Cost Obligations, and are accounted for separately from any business combination. A liability for costs associated with an exit or disposal activity is recognized and measured at its fair value in our consolidated statements of operations in the period in which the liability is incurred. When estimating the fair value of facility restructuring activities, assumptions are applied regarding estimated sub-lease payments to be received, which can differ materially from actual results. This may require us to revise our initial estimates which may materially affect our results of operations and financial position in the period the revision is made.

Derivative Financial Instruments – Derivative financial instruments are used to manage interest rate risk associated with our borrowings and foreign currency exposures related to transactions denominated in currencies other than the U.S. dollar, or in the case of our non-U.S. companies, transactions denominated in a currency other than their functional currency. We record all derivative instruments in the consolidated balance sheets at fair value. Changes in a derivative’s fair value are recognized in earnings unless specific hedge criteria are met and we elect hedge accounting prior to entering into the derivative. If a derivative is designated as a fair value hedge, the changes in fair value of both the derivative and the hedged item attributable to the hedged risk are recognized in the results of operations. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in consolidated other comprehensive income (loss) and subsequently classified to the consolidated statements of operations when the hedged item impacts earnings. At the inception of a fair value or cash flow hedge transaction, we formally document the hedge relationship and the risk management objective for undertaking the hedge. In addition, we assess both at inception of the fair value or cash flow hedge and on an ongoing basis, whether the derivative in the hedging transaction has been highly effective in offsetting changes in fair value or cash flows of the hedged item and whether the derivative is expected to continue to be highly effective. The impact of any ineffectiveness is recognized in our consolidated statements of operations.

Revenue Recognition – We recognize revenue when four basic criteria have been met: (i) persuasive evidence of a customer arrangement exists; (ii) the price is fixed or determinable; (iii) collectability is reasonably assured; and (iv) product delivery has occurred or services have been rendered. We recognize revenue based on the invoice price less allowances for sales returns, cash discounts, and other deductions as required under GAAP. Incentive payments to customers that directly relate to future business are recorded as a reduction of net revenues over the periods benefited.

Shipping Costs – Shipping costs charged to customers are included in net revenues. The cost of shipping is included in cost of sales.

Advertising Costs – All costs of advertising our products and services are charged to expense as incurred. Advertising and promotion expenses included in SG&A expenses were $46.0 million in 2015, $46.8 million in 2014 and $52.8 million in 2013.

Interest Expense and Extinguishment of Debt Costs – We record the cost of debt extinguishment separately in the consolidated statements of operations. During 2015, 2014 and the majority of the year ended December 31, 2013, interest expense was allocated to discontinued operations based on debt that was specifically attributable to those operations.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

Foreign Currency Translation and Adjustments – Typically, our foreign subsidiaries maintain their accounting records in their local currency. All of the assets and liabilities of these subsidiaries (including long-term assets, such as goodwill) are converted to U.S. dollars at the exchange rate in effect at the balance sheet date, income and expense accounts are translated at average rates for the period, and shareholder’s equity accounts are translated at historical rates. The effects of translating financial statements of foreign operations into our reporting currency are recognized as a cumulative translation adjustment in consolidated other comprehensive income (loss). This balance is net of tax, where applicable.

The effects of translating financial statements of foreign operations in which the U.S. dollar is their functional currency are included in the consolidated statements of operations. The effects of translating intercompany debt are recorded in the consolidated statements of operations unless the debt is of a long-term investment nature in which case gains and losses are recorded in consolidated other comprehensive income (loss).

Foreign currency transaction gains or losses are credited or charged to income as incurred.

Income Taxes – Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We evaluate both the positive and negative evidence that is relevant in assessing whether we will realize the deferred tax assets. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

The tax effects from an uncertain tax position can be recognized in the consolidated financial statements, only if the position is more likely than not to be sustained, based on the technical merits of the position and the jurisdiction taxes of the Company. We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit and the tax related to the position would be due to the entity and not the owners. For tax positions meeting the more likely than not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. We apply this accounting standard to all tax positions for which the statute of limitations remains open. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

We file a consolidated federal income tax return in the U.S. and various states. For financial statement purposes, we calculate the provision for federal income taxes using the separate return method. Certain subsidiaries file separate tax returns in certain countries and states. Any state and foreign income taxes refundable and payable are reported in other current assets and accrued income taxes payable in the consolidated balance sheets. We record interest and penalties on amounts due to tax authorities as a component of income tax expense in the consolidated statements of operations.

Recently Adopted Accounting Standards – In November 2015, the FASB issued Accounting Standards Update (“ASU”) No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. This ASU simplifies the presentation of deferred income taxes by requiring that all deferred tax liabilities and assets be classified as long-term on the balance sheet. We early adopted ASU 2015-17 as of December 31, 2015 and prior periods were not retrospectively adjusted.

In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs. The standard amends existing guidance to require the presentation of debt issuance costs in the balance sheet as a deduction from the carrying amount of the related debt liability instead of as an asset. ASU 2015-

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

03 is effective for annual and interim reporting periods after December 15, 2015, with early adoption permitted. We early adopted ASU 2015-03 in the quarter ended June 27, 2015, and as a result of its adoption, we retrospectively applied the provisions of this ASU. The retrospective adoption resulted in the reclassification of unamortized debt issuance costs of $12.0 million from other long-term assets to a reduction in long-term debt on the accompanying consolidated balance sheet as of December 31, 2014. In addition, in August, 2015 the FASB issued ASU 2015-15, Interest – Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements which provides clarification of ASU 2015-03 as it relates to the treatment of line-of credit arrangements. Adoption of these standards did not impact results of operations, retained earnings, or cash flows in the current or previous annual reporting periods.

Recently Issued Accounting Standards – In September 2015, the FASB issued ASU No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this accounting standard require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined and record, in the same period, the effect on earnings of changes in depreciation, amortization, or other income effects, calculated as if the accounting had been completed at the acquisition date. These also require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The accounting standard is effective for annual periods beginning after December 15, 2015, and interim periods thereafter, with early adoption permitted. We are currently evaluating the potential impact on our consolidated financial statements and disclosures.

In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory. This ASU requires that inventory within the scope of this guidance be measured at the lower of cost and net realizable value. This accounting standard is effective for annual periods beginning after December 15, 2016, and interim periods thereafter, with early adoption allowed. We are currently evaluating the potential impact on our consolidated financial statements and disclosures.

In April 2015, the FASB issued ASU No. 2015-05, Intangibles – Goodwill and Other – Internal-Use Software: Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. This ASU provides criteria for customers in a cloud computing arrangement to use in order to determine whether the arrangement includes a license of software. This accounting standard update is effective for annual periods beginning after December 15, 2015, and interim periods thereafter, with early adoption allowed. We are currently evaluating the potential impact on our consolidated financial statements and disclosures.

In January 2015, the FASB issued ASU No. 2015-01, Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. The amendments in this accounting standard eliminate from GAAP the concept of extraordinary items. Prior to this standard, if an event or transaction meets the criteria for extraordinary classification, an entity is required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. This accounting standard update is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years, with early adoption allowed. We do not plan to early adopt and do not expect this standard to have an impact on our consolidated financial statements and disclosures.

In November 2014, the FASB issued ASU No. 2014-16, Derivative and Hedging: Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity, which will require an entity to determine the nature of the host contract by considering the economic characteristics and risks of the entire hybrid financial instrument, including the embedded derivative feature that is being evaluated for separate accounting from the host contract, when evaluating whether the host

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

contract is more akin to debt or equity. This accounting standard update is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years, with early adoption allowed. We do not plan to early adopt and are currently evaluating the potential impact on our consolidated financial statements and disclosures.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements – Going Concern. The amendments in this accounting standard require management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the consolidated financial statements. An entity must provide certain disclosures if there is substantial doubt about the entity’s ability to continue as a going concern. This accounting standard update is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption allowed. We do not plan to early adopt and do not expect this accounting standard update to have a material impact on our consolidated financial statements and disclosures.

In June 2014, the FASB issued ASU No. 2014-12, Compensation – Stock Compensation, which states that a performance target in a share-based payment that affects vesting and that could be achieved after the requisite service period should be accounted for as a performance condition. This accounting standard update is effective for annual reporting periods beginning after December 15, 2015 with early adoption allowed. We do not plan to early adopt and do not expect this accounting standard update to have a material impact on our consolidated financial statements and disclosures.

In May 2014, the FASB issued ASU No. 2014-09, Revenues from Contracts with Customers. The amendments in this accounting standard clarify the principles for recognizing revenue. This accounting standard update has been amended by ASU No. 2015-14 to defer the date effective to annual reporting periods beginning on or after December 15, 2017. We are currently evaluating the potential impact on our consolidated financial statements and disclosures and our adoption method.

Employee Retirement and Pension Benefits — We have a defined benefit plan available to certain U.S. hourly employees and several other defined benefit plans located outside the U.S. that are country specific. The most significant of these plans is in the U.S. which is no longer open to new employees. Amounts relating to these plans are recorded based on actuarial calculations, which use various assumptions, such as discount rates and expected return on assets. See Note 32—Employee Retirement and Pension Benefits in our financial statements for the year ended December 31, 2015 included elsewhere in this prospectus for further details.

Note 2. Acquisitions

During 2015, we completed four acquisitions using $88.6 million of cash and $2.0 million of stock as consideration. The fair values of tangible assets acquired and liabilities assumed used in our evaluations were based upon preliminary calculations, allocations and valuations. The underlying estimates, allocations and assumptions for the acquisitions are subject to change as we obtain additional information and refine our assumptions during the measurement period (up to one year from the acquisition date). We evaluated these acquisitions quantitatively and qualitatively and determined them to be insignificant both individually and in the aggregate and therefore, have omitted the pro forma disclosures under ASC 805-10-50.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

The preliminary fair values of the assets acquired are summarized below:

(amounts in thousands)	Total Acquisitions
Fair value of identifiable assets and liabilities:
Accounts receivable	$12,591
Inventories	13,003
Other assets	3,034
Property and equipment	11,348
Identifiable intangible assets	36,284
Goodwill	41,983

Total assets	$118,243

Accounts payable and accrued liabilities	12,471
Other liabilities	17,077

Total liabilities	$29,548

Purchase Price:

Total consideration paid, net of cash acquired	$88,695

The excess purchase price over the fair value of net assets acquired was allocated to goodwill and intangibles, respectively. Goodwill of $32.1 million is expected to be fully tax-deductible. Goodwill represents cost savings from reduced overhead and operational expenses by leveraging our manufacturing footprint, supply chain savings and sales synergies. The intangible assets include technology, tradenames, trademarks, software, permits and customer relationships and are being amortized over a weighted average amortization period of 14 years. Acquisition-related costs of $1.8 million were expensed as incurred and are included in selling, general and administrative expense in our consolidated statements of operations.

Note 3. Discontinued Operations and Divestitures

Our Silver Mountain resort and real estate located in Idaho (“Silver Mountain”) are treated as discontinued operations in the accompanying consolidated financial statements. The results of these operations have been removed from the results of continuing operations for all periods presented. Silver Mountain continues to be actively marketed for sale and is reviewed quarterly for impairment or fair value adjustment.

AmeriTitle – In January 2013, we sold the majority of the real estate owned by the former title and escrow subsidiaries, AmeriTitle, for $24.2 million and recorded a gain on sale of discontinued operations of $0.5 million, net of tax. In March 2013, we sold our AmeriTitle subsidiaries for $31.6 million resulting in a gain on sale of discontinued operations of $7.2 million, net of tax.

Windmill Inns – During 2013, the four remaining former hotel operations, Windmill Inns, located in Oregon and Arizona were sold in three separate transactions for a total of $18.5 million resulting in a total gain on sale of discontinued operations of $2.9 million, net of tax.

Silver Mountain – In March 2013, we entered into an agreement to sell the Silver Mountain operations which included a funded escrow of $1.2 million. Due to the buyer’s failure to perform under the contract, we terminated the agreement in May 2013 and recorded $1.2 million in income from discontinued operations associated with the buyer’s forfeiture of the escrow deposit.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

The results of discontinued operations excluding the gains on sale of discontinued operations are summarized as follows:

(amounts in thousands)	2015	2014	2013
Net revenues	$7,919	$8,591	$22,698
Loss before tax and non-controlling interest	(2,853)	(5,387)	(9,620)
Loss from discontinued operations, net of tax	(2,856)	(5,387)	(5,863)
Amortization expense included in above	—	—	11

The impairment and restructuring charges discussed below are included in the table above in loss before tax and non-controlling interest and were due primarily to the significant downturn in the real estate market.

During the third quarter of 2014, we recorded a $3.4 million impairment charge based on a recent third party appraisal of the Silver Mountain property. In the fourth quarter of 2013, an impairment of $7.8 million was recorded on Silver Mountain based on current market information.

The following is a summary of the assets and liabilities of discontinued operations separately presented in the consolidated balance sheets as of December 31, 2015 and 2014:

(amounts in thousands)	2015	2014
ASSETS
Current assets
Accounts receivable, net	$792	$721
Inventories	298	294
Real estate inventories	532	32
Other current assets	236	389

Current assets of discontinued operations	1,858	1,436

Property and equipment, net	3,669	3,662
Timber and timberlands	614	614
Real estate development	3,884	3,884
Long-term notes receivable	—	197
Intangible assets	44	50
Other assets	7	313

Long-term assets of discontinued operations	8,218	8,720

	$10,076	$10,156

LIABILITIES
Current liabilities
Accounts payable	$732	$804
Accrued payroll and benefits	192	357
Accrued expenses	1,608	2,746

Current liabilities of discontinued operations	2,532	3,907

Deferred credits and other liabilities	2,493	5,345

Long-term liabilities of discontinued operations	2,493	5,345

	$5,025	$9,252

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

The current and long-term assets of discontinued operations are included within other current assets and other assets, respectively, in the accompanying consolidated balance sheets. The current and long-term liabilities of discontinued operations are included within accrued expenses and other current liabilities, and deferred credits and other liabilities, respectively, in the accompanying consolidated balance sheets.

Note 4. Accounts Receivable

The following is a roll forward of the allowance for doubtful accounts:

(amounts in thousands)	2015	2014	2013
Balance at beginning of period	$(4,166)	$(6,338)	$(6,147)
Additions charged to expense	(530)	(567)	(1,142)
Deductions	1,180	2,474	1,032
Currency translation	(148)	265	(81)

Balance at end of period	$(3,664)	$(4,166)	$(6,338)

We sell our manufactured products to a large number of customers, primarily in the residential housing construction and remodel sectors, broadly dispersed across many domestic and foreign geographic regions. We perform ongoing credit evaluations of our customers to minimize credit risk and usually we do not require collateral for accounts receivable, but will require advance payment, guarantees, a security interest in the products sold to a customer, and/or letters of credit in certain situations. Other notes receivable are primarily collateralized by stock or other assets. One window and door customer represents 15.2% of net revenues in 2015, 16.6% of net revenues in 2014 and 18.3% of net revenues in 2013.

Note 5. Inventories

Inventories are stated at the lower of cost or market. Finished goods and work-in-process inventories include material, labor and manufacturing overhead costs.

(amounts in thousands)	2015	2014
Raw materials	$241,225	$235,342
Work in process	28,512	29,009
Finished goods	73,999	94,923

Inventories	$343,736	$359,274

Note 6. Other Current Assets

(amounts in thousands)	2015	2014
Prepaid assets	$18,463	$17,631
Refundable income taxes	6,999	8,361
Fair value of derivative instruments	6,957	5,694
Current assets of discontinued operations (Note 3)	1,858	1,436
Property held for sale	839	—
Current maturities of notes receivables and interest, net of short-term allowance	210	1,615
Deferred taxes (Note 19)	—	10,236

	$35,326	$44,973

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

Note 7. Property and Equipment, Net

(amounts in thousands)	2015	2014
Land improvements	$32,705	$32,924
Buildings	420,355	440,414
Machinery and equipment	1,134,694	1,156,926

Total depreciable assets	1,587,754	1,630,264
Accumulated depreciation	(979,511)	(986,495)

	608,243	643,769
Land	60,266	64,596
Construction in progress	52,334	46,764

	$720,843	$755,129

The effect on our carrying value of property and equipment due to currency translations for foreign assets was a decrease of $29.7 million and $31.8 million for the years ended December 31, 2015 and 2014, respectively.

Depreciation expense was $82.2 million, $89.0 million and $94.6 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Depreciation expense was recorded as follows:

(amounts in thousands)	2015	2014	2013
Cost of sales	$73,913	$78,890	$83,940
Selling, general and administrative	8,264	10,148	10,628

	$82,177	$89,038	$94,568

Note 8. Goodwill

The following table summarizes the changes in goodwill by reportable segment:

(amounts in thousands)	North America	Europe	Australasia	Total Reportable Segments
Ending balance, December 31, 2013	$154,533	$301,273	$61,422	$517,228
Currency translation	(643)	(36,040)	(4,944)	(41,627)

Ending balance, December 31, 2014	$153,890	$265,233	$56,478	$475,601

Acquisitions	$34,369	$3,228	$4,386	$41,983
Currency translation	(1,157)	(28,274)	(5,647)	(35,078)

Ending balance, December 31, 2015	$187,102	$240,187	$55,217	$482,506

We have recorded impairments in prior periods related to the divestiture of certain operations. Cumulative impairments of goodwill totaled $1.6 million at both December 31, 2015 and December 31, 2014.

During the fourth quarter of 2015, we concluded that our Creative Media Design (“CMD”) business unit, our internal advertising agency, should be merged into our North American impairment testing reporting

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

unit. Immediately prior to this change, we tested CMD goodwill of $4.3 million for impairment using a qualitative assessment, and we concluded it was more likely than not that the fair value was more than its carrying value and therefore did not perform the two-step quantitative analysis.

In accordance with current accounting guidance, we identified three reporting units for the purpose of conducting our goodwill impairment review. In determining our reporting units, we considered (i) whether an operating segment or a component of an operating segment was a business, (ii) whether discrete financial information was available, and (iii) whether the financial information is regularly reviewed by management of the operating segment. We performed our annual impairment assessment during the beginning of the December fiscal month of 2015. The excess of the fair value of our reporting units over their respective carrying values for the three reporting units exceeded 45%. Accordingly, no impairment loss was recorded in 2015 or 2014.

Note 9. Intangible Assets, Net

Changes in the carrying amount of intangible assets were as follows for the periods indicated:

(amounts in thousands)	Trademarks and tradenames	Software	License and rights	Customer relationships	Customer supply	Patents	Total
Net book value:
December 31, 2013	$5,920	$13,343	$2,275	$35,063	$241	$1,552	$58,394
Additions (write-offs)	22	2,740	(272)	(28)	(156)	88	2,394
Amortization	(1,658)	(3,313)	(349)	(2,870)	(33)	(102)	(8,325)
Currency translation	(61)	(444)	(13)	(3,641)	(11)	—	(4,170)

December 31, 2014	$4,223	$12,326	$1,641	$28,524	$41	$1,538	$48,293

Acquisitions	8,909	1,036	2,742	23,597	—	—	36,284
Additions (write-offs)	(50)	4,767	373	(36)	67	39	5,160
Amortization	(571)	(3,662)	(550)	(2,913)	(40)	(124)	(7,860)
Currency translation	(164)	(376)	(236)	(2,780)	(3)	—	(3,559)

December 31, 2015	$12,347	$14,091	$3,970	$46,392	$65	$1,453	$78,318

The cost and accumulated amortization values of our intangible assets were as follows for the periods indicated:

	2015			2014
(amounts in thousands)	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Trademarks and trade names	$14,042	$(4,195)	$9,847	$5,827	$(4,104)	$1,723
Software	23,430	(9,339)	14,091	20,299	(7,974)	12,325
Licenses and rights	5,355	(1,385)	3,970	2,498	(856)	1,642
Customer relationships	69,040	(22,648)	46,392	50,568	(22,044)	28,524
Customer supply agreements	394	(329)	65	364	(323)	41
Patents	2,143	(690)	1,453	2,109	(571)	1,538

	114,404	(38,586)	75,818	81,665	(35,872)	45,793
Indefinite-lived trade names	2,500	—	2,500	2,500	—	2,500

	$116,904	$(38,586)	$78,318	$84,165	$(35,872)	$48,293

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

Intangible assets that become fully amortized are removed from the accounts in the period that they become fully amortized. In 2014 several trademarks and trade names became fully amortized including the Stegbar trade name used in Australia which had cost and accumulated amortization of $17.9 million.

Amortization expense was $7.9 million, $8.3 million and $9.4 million for the years ended December 31, 2015, 2014 and 2013, respectively. Certain customer supply agreement intangibles are amortized as a deduction from net revenues. These were immaterial in 2015 and totaled $0.1 million and $1.3 million in 2014 and 2013, respectively.

Estimated future amortization expense (amounts in thousands):

2016	$10,070
2017	7,726
2018	7,911
2019	7,295
2020	6,571
Thereafter	36,245

$75,818

Note 10. Other Assets

(amounts in thousands)	2015	2014
Investments (Note 11)	$26,204	$23,965
Deferred taxes (Note 19)	21,698	4,105
Customer displays	14,952	11,124
Long-term assets of discontinued operations (Note 3)	8,218	8,720
Long-term notes receivable (Note 12)	6,229	6,744
Deposits	3,391	2,587
Debt issuance costs	2,594	3,138
Other	1,777	1,793
Other long-term accounts receivable	1,225	2,225
Real estate development	—	279

	$86,288	$64,680

Domestic debt issuance costs associated with revolving credit facilities are capitalized and amortized according to the effective interest rate method over the life of the new debt agreements. Non-cash additions are disclosed in Note 35 – Supplemental Cash Flow Information. Customer displays are amortized over the life of the product line and $5.1 million, $2.7 million and $0.7 million of amortization is included in total depreciation and amortization for the years ended December 31, 2015, 2014 and 2013, respectively.

Note 11. Investments

As of December 31, 2015, our investments consist of one 50% owned investment accounted for under the equity method and eleven investments accounted for under the cost method.

Our investment in West One Auto Group (“WOAG”) was included as an equity method investment as of December 31, 2013 and 2014 and during fiscal year 2015 was fully impaired and ceased being accounted for under the equity method.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

A summary of our equity and cost method investments, which are included in other assets in the accompanying consolidated balance sheets, is as follows:

(amounts in thousands)	Equity	Cost	Total
Ending balance, December 31, 2013	$24,348	$561	$24,909
Equity earnings	(447)	—	(447)
Impairments	(426)	(448)	(874)
Other	377	—	377

Ending balance, December 31, 2014	$23,852	$113	$23,965

Equity earnings	$2,384	$—	$2,384
Additions	—	257	257
Impairments	(332)	—	(332)
Other	(70)	—	(70)

Ending balance, December 31, 2015	$25,834	$370	$26,204

Net loans, advances to, and receivables from, affiliates at
December 31, 2014	$1,153	$3,768	$4,921
December 31, 2015	$341	$3,768	$4,109

The combined financial position and results of operations for the equity method investments owned as of December 31, 2015 are summarized below:

(amounts in thousands)	2015	2014
Assets
Current assets	$85,726	$100,799
Non-current assets	20,606	26,049

Total assets	$106,332	$126,848

Liabilities
Current liabilities	$18,452	$35,572
Non-current liabilities	36,608	39,721

Total liabilities	55,060	75,293

Net worth	$51,272	$51,555

(amounts in thousands)	2015	2014	2013
Net sales	$361,013	$342,030	$329,406
Gross profit	82,914	71,267	69,546
Net income (loss)	4,628	(137)	2,240
Adjustment for profit in inventory	(70)	(378)	(177)
Net income (loss) attributable to Company	2,384	(447)	943

Goodwill of $0.2 million is included in equity investments and is reviewed for impairment if evidence of loss in value occurs in accordance with FASB guidance regarding The Equity Method of Accounting for Investments in Common Stock. Sales to affiliates totaled $54.8 million in 2015, $53.6 million in 2014 and $49.6 million in 2013 and purchases from affiliates totaled $2.4 million, $1.5 million and $1.4 million for 2015, 2014 and 2013, respectively.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

We recorded impairments of $0.3 million, $0.4 million and $1.8 million in the years ended December 31, 2015, 2014 and 2013, respectively, relating to our investment in WOAG due to the slow economic recovery in the Pacific Northwest and WOAG’s financing limitations.

Note 12. Notes Receivable

(amounts in thousands)	2015 Year-End Interest Rate	2015	2014
Employee demand notes secured by Company stock	5.25 – 5.50%	$286	$745
Installment notes	0.00 – 10.00%	2,444	2,744
Affiliate notes	0.00 – 8.25%	3,768	4,839
Accrued interest		10	100
Allowance for doubtful notes		(69)	(69)

		6,439	8,359
Current maturities and interest, net of short-term allowance		(210)	(1,615)

Long-term notes receivable, net of allowance		$6,229	$6,744

Current maturities and interest, net of short-term allowance and long term notes receivable and interest, net of allowance, are reported as other current assets and other assets, respectively, in the accompanying consolidated balance sheets.

Affiliate Notes – These notes consist of $3.8 million of senior secured notes from Chileno Bay, a cost method investment, as of December 31, 2015. During 2015 we fully impaired other affiliate notes in the amount of $1.0 million. We did not accrue interest on affiliate notes in 2015, 2014 or 2013.

Allowance for Doubtful Notes – The allowance for doubtful notes is based upon historical loss trends and specific reviews of delinquent notes.

Note 13. Accrued Payroll and Benefits

(amounts in thousands)	2015	2014
Accrued payroll and commissions	$11,196	$22,565
Accrued management bonus	30,865	19,807
Accrued payroll taxes	13,864	10,050
Accrued Company match of employee 401(k) contributions	8,963	8,699
Accrued vacation	46,666	48,279
Current portion of unfunded pension liability	10,036	18,450
Other accrued benefits	18,031	16,706

	$139,621	$144,556

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

Note 14. Accrued Expenses and Other Current Liabilities

(amounts in thousands)	2015	2014
Accrued sales and advertising rebates	$69,300	$70,224
Accrued expenses	37,015	48,098
Current portion of warranty liability (Note 16)	16,802	16,467
Accrued income taxes payable	12,806	16,814
Accrued claim costs relating to self-insurance programs	10,333	10,850
Current portion of deferred income	9,315	8,170
Current portion of restructuring accrual	6,192	4,589
Current liabilities of discontinued operations (Note 3)	2,532	3,907
Accrued interest payable	249	435
Current portion of deferred tax liability (Note 19)	—	2,853

	$164,544	$182,407

Note 15. Notes Payable

(amounts in thousands)	2015 Year-End Interest Rate	2015	2014	Maximum Credit Facilities
Variable rate industrial revenue bonds	0.20 - 0.47%	$385	$565	$—
Foreign credit facilities		—	5,750	—

		$385	$6,315	$—

Variable rate industrial revenue bonds are payable in quarterly installments that include both principal and interest. These bonds are collateralized by letters of credit and the related manufacturing and distribution properties. The foreign credit facilities consist primarily of overdraft lines in Europe and Asia that are used for short-term borrowings. In 2015, the uncommitted overdraft European credit facilities in Europe were replaced by a EUR 39.0 million revolving credit facility as described in Note 17 – Long-Term Debt.

Notes payable are included in notes payable and current maturities of long-term debt in the accompanying consolidated balance sheets.

Note 16. Warranty Liability

An analysis of the warranty liability is as follows:

(amounts in thousands)	2015	2014	2013
Balance at beginning of period	$45,843	$46,064	$46,536
Current period provision	16,838	17,162	14,376
Liabilities assumed due to acquisition	718	—	—
Experience adjustments	(2,668)	(2,789)	(1,122)
Payments	(14,172)	(13,515)	(13,246)
Currency translation	(1,668)	(1,079)	(480)

Balance at end of period	44,891	45,843	46,064
Current portion	(16,802)	(16,467)	(16,810)

Long-term portion	$28,089	$29,376	$29,254

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

The Company revised its rollforward of the warranty liability to correct an error in the presentation of expenses incurred, experience adjustments, and expenses paid in the same period.

This correction results in:

•	an increase to the “Current period provision” of $4.9 million, $6.8 million, and $6.7 million for 2015, 2014, and 2013, respectively;

•	an increase in “Experience adjustments” for 2015 of $2.9 million; and

•	an increase to “Payments” of $2.0 million, $6.8 million, and $6.7 million for 2015, 2014, and 2013, respectively.

These corrections were not material to the periods presented.

The most significant component of warranty liability is in the North America segment which totaled $42.5 million and $43.5 million at December 31, 2015 and 2014, respectively after discounting future estimated cash flows at rates between 0.76% and 4.75%. Without discounting, the liability would have been higher by approximately $3.0 million and $3.4 million at December 31, 2015 and 2014, respectively. The current and long-term portions of the warranty liability are included in accrued expenses and other current liabilities, and deferred credits and other liabilities, respectively, in the accompanying consolidated balance sheets.

Note 17. Long-Term Debt

(amounts in thousands)	December 31, 2015 Interest Rate	December 31, 2015	December 31, 2014
Revolving credit facilities	2.50%	$876	$—
Term loan, net of original issue discount of $8,641	4.75 - 5.25%	1,237,409	767,481
Mortgage notes	1.23%	30,335	33,878
Installment notes	1.98 - 6.38%	4,537	2,408
Installment notes for stock	3.00 - 8.00%	5,034	8,184
Unamortized debt issuance costs		(18,256)	(12,038)

		1,259,935	799,913
Current maturities of long-term debt		(16,209)	(11,371)

		$1,243,726	$788,542

	Maturities by year:
	2016	$16,209
	2017	14,741
	2018	15,695
	2019	15,812
	2020	14,637
	Thereafter	1,191,482

		1,268,576
	Original issue discount	(8,641)

		$1,259,935

In October 2014, we entered into new credit facilities consisting of a $775.0 million term loan (“Term Loan”) and a $300.0 million asset-based revolving credit facility (“Revolver”) (collectively, “Credit

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

Facilities”). The lending structure of the Term Loan is through a syndication of lenders. The primary borrower of the Term Loan is Onex BP Finance, LP, a wholly owned subsidiary of Onex. The proceeds of the Term Loan have been, in turn, loaned to Onex BP Finance, LLC and ultimately to JWI in loans with identical principal amounts and identical repayment terms. The Term Loan is secured by substantially all of our assets, although the revolver has a first lien security interest in accounts receivable, inventory and the property, plant and equipment of three manufacturing plants (“Revolver Priority Collateral”). Onex BP Finance, LLC is a guarantor of the Term Loan. The Revolver is provided by a separate syndication of lenders. The primary borrowers of the Revolver are JWI and JELD-WEN of Canada, Ltd. The Revolver is secured by the Revolver Priority Collateral and a second lien security interest in JWI’s other assets.

The net proceeds from the Credit Facilities were primarily used to repay our former senior secured credit facility, redeem all of the outstanding senior secured notes that bore interest at 12.25% at a premium over face value of $28.2 million, and satisfy our obligation under the Suncadia guarantee (See Note 31 –Commitments and Contingencies). In connection with the debt extinguishment, we expensed unamortized fees of $22.6 million related to the senior secured credit facility, as well as the $28.4 million in unamortized premium paid to the holders of the 12.25% senior secured notes and bank fees, as a loss on extinguishment of debt in the consolidated statement of operations. We incurred $15.4 million of debt issuance costs related to the new credit facilities, which is included in long-term debt in the accompanying consolidated balance sheets and will be amortized to interest expense over the life of the facilities using the effective interest method.

On July 1, 2015, we amended our $775.0 million term loan credit facility and we received an additional $480.0 million in long-term borrowings. Proceeds from the incremental term loan debt were primarily used to pay distributions to our shareholders, with the balance used for acquisitions and general corporate purposes. We incurred $7.9 million of debt issuance costs related to the new credit facility, which is included as an offset to long-term debt in the accompanying consolidated balance sheets and will be amortized to interest expense over the life of the facility using the effective interest method.

In January 2015, we entered into a new EUR 39.0 million committed revolving credit facility in Europe that matures in January of 2019. The revolving credit facility bears interest at the relevant interbank offered rate (“IBOR”) plus a margin of 2.50%. At December 31, 2015, we had $40.3 million available under this facility. The agreement requires that we maintain certain financial ratios, including an interest coverage ratio and a leverage ratio. The new revolving credit facility replaced uncommitted overdraft facilities included in the December 31, 2014 balances in notes payable (See Note 15 – Notes Payable). We incurred $1.1 million of debt issuance costs related to the new credit facility, which is included as an offset to long-term debt in the accompanying consolidated balance sheets and will be amortized to interest expense over the life of the facility using the effective interest method.

Our outstanding debt agreements as of December 31, 2015 consisted of the following:

Term Loan – The offering price of the original Term Loan was 99.00% of par. Borrowings under the Term Loan currently bear interest at LIBOR (subject to a floor of 1.00%) plus a margin of 4.25%. The Term Loan has no maintenance financial covenants and matures in 2021.

The offering price of the incremental term loan was 99.50% of par. Borrowings under the incremental term loan currently bear interest at LIBOR (subject to a floor of 1.00%) plus a margin of 3.75% (4.00% if reported net debt to EBITDA is greater than 4.00 to 1.00). The incremental term loan has no maintenance financial covenants and matures in 2022.

Revolver – Borrowings under the Revolver typically bear interest at LIBOR plus a margin that fluctuates from 1.50% to 2.00% depending availability under the facility. We must pay an annual commitment fee between 0.25% and 0.375% on the unused portion of the revolving commitment. At December 31, 2015, we

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

had $184.4 million available under this facility. The Revolver has no maintenance financial covenants unless we fail to meet certain liquidity metrics as defined in the Revolver agreement. The Revolver matures in 2019.

Senior Secured Credit Facility – Australia – In October 2015, JELD-WEN of Australia Pty. Ltd. (“JWA”) amended and extended its credit agreement to provide for a $20.0 million AUD commercial bill facility, a $5.0 million AUD overdraft line of credit, and a $6.0 million AUD interchangeable facility for guarantees/letters of credit. The credit agreement matures in June 2019. At December 31, 2015, there were no borrowings under this facility. Loans under the revolving portion of the credit facility bear interest at the Bank Bill Swap Bid rate (“BBSY”) plus a margin of 0.75%, and a commitment fee of 1.15% is also paid on the entire amount of the revolving credit facility. Overdraft balances bear interest at the bank’s reference rate minus a margin of 1.00%, and a commitment fee of 1.15% is paid on the entire amount of the overdraft facility. At December 31, 2015, we had $14.6 million available under the commercial bill facility. The credit facility is secured by guarantees of the subsidiaries of JWA, fixed and floating charges on the assets of the JWA group, and mortgages on certain real properties owned by the JWA group. The agreement requires that JWA maintain certain financial ratios, including a minimum consolidated interest coverage ratio and a maximum consolidated debt to EBITDA ratio. The agreement limits dividends and repayments of intercompany loans where the JWA group is the borrower and limits acquisitions without the bank’s consent.

Mortgage Note – This note is secured by land and buildings and has scheduled principal payments beginning in 2018 through 2037.

Installment Notes – These notes represent miscellaneous capitalized equipment lease obligations and a term loan secured by the related equipment with payments through 2020.

Installment Notes for Stock – These notes represent amounts due to former or retired employees for repurchases of JWH stock that are payable over 5 or 10 years depending on the amount with payments through 2020.

Collateral For Long-Term Debt – At December 31, 2015, substantially all our assets, excluding certain non-core assets, provide direct or indirect collateral for substantially all outstanding short-term and long-term debt.

The debt agreements contain customary restrictions on liens, indebtedness, acquisitions, and dividends. As of December 31, 2015 and 2014, we were in compliance with the terms of all facilities.

Because interest rates on certain debt agreements have variable interest rates, we have entered into interest rate swap agreements with financial institutions to manage the exposure to changes in interest rates. See Note 28 – Derivative Financial Instruments.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

Note 18. Deferred Credits and Other Liabilities

Included in deferred credits and other liabilities is the long-term portion of the following liabilities:

(amounts in thousands)	2015	2014
Warranty liability (Note 16)	$28,089	$29,376
Deferred tax liability (Note 19)	15,448	21,938
Workers’ compensation claims accrual	15,005	12,702
Uncertain tax positions (Note 19)	11,634	—
Other liabilities	7,699	7,810
Derivative liability LT	5,895	—
Over-market lease liabilities	4,433	5,762
Long-term liabilities of discontinued operations (Note 3)	2,493	5,345
Restructuring accrual	2,316	3,092
Deferred income	1,250	1,369

	$94,262	$87,394

The over-market lease liabilities relate to the Melton operations in the United Kingdom and the related market value lease payments are included in the minimum annual lease payments schedule. The non-cash impact to expense of the change in the lease liability for the discount factor is reported in other income (expense) in the consolidated statements of operations and totaled $0.5 million and $0.6 million in 2015 and 2014, respectively.

Note 19. Income Taxes

Income (loss) before taxes, equity earnings (loss) and discontinued operations was comprised of the following:

(amounts in thousands)	2015	2014	2013
Domestic income (loss)	$24,146	$(125,638)	$(127,231)
Foreign income	61,809	66,305	54,176

	$85,955	$(59,333)	$(73,055)

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

Significant components of the provision for income taxes are as follows:

(amounts in thousands)	2015	2014	2013
Federal	$(14,124)	$(4,210)	$(90)
State	731	299	(76)
Foreign	28,289	22,013	20,185

Current taxes	14,896	18,102	20,019

Federal	(3,508)	(323)	(30,603)
State	(290)	(32)	(3,415)
Foreign	(16,533)	1,195	15,141

Deferred taxes	(20,331)	840	(18,877)

Income tax provision (benefit) for continuing operations	$(5,435)	$18,942	$1,142
Income tax (benefit) provision for discontinued operations	—	—	(208)

Total provision (benefit) for income taxes	$(5,435)	$18,942	$934

Reconciliation of the U.S. federal statutory income tax rate to our effective tax rate is as follows:

	2015		2014		2013
(amounts in thousands)	Amount	%	Amount	%	Amount	%
Statutory rate	$30,085	35.0	$(20,767)	35.0	$(25,569)	35.0
State income tax, net of federal benefit	284	0.3	(3,173)	5.3	(4,465)	6.1
Nontaxable income	—	—	(9,424)	15.9	(5,932)	8.1
Nondeductible expenses	6,064	7.1	11,499	(19.4)	10,716	(14.7)
Deferred benefit on acquisitions	(2,919)	(3.4)	—	—	—	—
Tax rate differences and credits	(6,527)	(7.6)	(13,109)	22.1	(3,607)	5.0
Uncertain tax positions	11,634	13.5	—	—	—	—
Foreign source dividends	5,193	6.0	1,528	(2.6)	6,873	(9.4)
Valuation allowance	(38,083)	(44.3)	48,091	(81.1)	13,479	(18.4)
IRS audit adjustments	(13,079)	(15.2)	(4,826)	8.2	473	(0.7)
Prior year correction	(2,094)	(2.4)	—	—	—	—
Other	4,007	4.7	9,123	(15.3)	9,174	(12.6)

Effective rate for continuing operations	$(5,435)	(6.3)	$18,942	(31.9)	$1,142	(1.6)

Effective rate including discontinued operations	$(5,435)	(6.4)	$18,942	(28.3)	$934	(1.4)

The company recorded a benefit of $13.1 million and $4.8 million in 2015 and 2014, respectively, as a result of favorable audit settlements in the U.S., which allowed the use of tax attributes which previously had a valuation allowance reserve. During 2015, the company recorded the out of period correction of an income tax payable account which resulted in a benefit of $2.1 million. This correction was not deemed to be material to the current or prior periods.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

Deferred income taxes are provided for the temporary differences between the financial reporting bases and tax bases of our assets, liabilities and operating loss carryforwards. Significant deferred tax assets and liabilities, included in other assets and deferred credits and other liabilities, respectively, in the accompanying unaudited consolidated balance sheets are as follows:

(amounts in thousands)	2015	2014
Allowance for doubtful accounts and notes receivable	$1,122	$739
Employee benefits and compensation	70,895	75,046
Net operating loss and tax credit carryforwards	319,195	345,663
Deferred credits	10,523	5,239
Accrued liabilities and other	17,653	18,720

Gross deferred tax assets	419,388	445,407
Valuation allowance	(318,480)	(361,470)

Deferred tax assets	100,908	83,937

Depreciation and amortization	(88,439)	(82,089)
Investments and marketable securities	(3,225)	(9,535)
Inventory	(2,018)	(7,701)
Other	(976)	4,938

Deferred tax liabilities	(94,658)	(94,387)

Net deferred tax asset (liability)	$6,250	$(10,450)

Balance sheet presentation
Current asset	$—	$10,236
Long-term asset	21,698	4,105
Current liability	—	(2,853)
Long-term liability	(15,448)	(21,938)

Net deferred tax asset (liability)	$6,250	$(10,450)

As noted in Note 1 – Summary of Significant Accounting Policies, in 2015, we adopted ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes which requires all deferred tax liabilities and assets be classified as long-term on the accompanying consolidated balance sheets.

Impact of Divestitures and Acquisitions – As discussed in Note 2 – Acquisitions, we completed four acquisitions in fiscal 2015 that had an immaterial impact on our income tax assets and liabilities. In 2013 we disposed of our interest in our wholly-owned U.S. subsidiaries AmeriTitle, Inc., JELD-WEN 1031, Inc. and Escrow Data Processing Company. The transactions were treated as stock sales for tax purposes. Our provision for income taxes in 2013 reflected a reduction of net deferred tax liabilities of $2.9 million and a tax benefit of $1.7 million as a result of these divestitures.

Valuation Allowance – The realization of deferred tax assets is based on historical tax positions and estimates of future taxable income. We evaluate both the positive and negative evidence that we believe is relevant in assessing whether we will realize the deferred tax assets. A valuation allowance is recorded when it is more likely than not that some portion of the deferred tax assets will not be realized.

Our valuation allowance was $318.5 million as of December 31, 2015, which represents a decrease of $43.0 million from at December 31, 2014 and was allocated to continuing operations. The decrease was primarily the result of (i) the release of $19.6 million of valuation allowances associated with net operating loss

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

carryforwards primarily for our foreign subsidiaries in France and Malaysia as we concluded that it was more likely than not that the deferred tax assets will be realized at December 31, 2015, (ii) the establishment of $4.2 million in valuation allowances for our Dooria foreign subsidiary in Norway, and (iii) the utilization of $24.3 million of deferred tax assets primarily in the U.S. and the United Kingdom during the year ended December 31, 2015 (which reduces the valuation allowance to the extent of the utilization of deferred tax assets). As a result, we now have a deferred tax asset in France of $16.1 million for which we have not provided a valuation allowance due to an indefinite carryforward period. We expect to utilize the deferred tax asset in France over a period of 25 years. Further, the dissolution of JELD-WEN Polska, Sp. z.o.o. and the merger of JELD-WEN of Europe, BV and JELD-WEN A/S, has resulted in the elimination of the deferred tax assets of these entities and the related valuation allowances. As of December 31, 2015, valuation allowances have primarily been provided on operating losses and basis differences of JELD-WEN of Canada, Ltd., JELD-WEN UK, Ltd., RJAC, Ltd., JELD-WEN Australia Pty, Ltd., Dooria Norge AS, and Dooria AS, as well as U.S. Federal and state deferred taxes exclusive of indefinite lived assets, in the amounts of $2.3 million, $41.4 million, $0.9 million, $6.2 million, $3.3 million, $0.9 million, $214.0 million and $49.2 million, respectively.

The remaining valuation allowances are provided for other subsidiary net operating losses and deferred tax assets, excluding indefinite lived assets, since their realization is dependent on the likelihood of these subsidiaries generating future taxable income. We expect to maintain the valuation allowances required in the locations for which we have currently provided.

The following is the activity in our valuation allowance for the year ended December 31, 2015, 2014 and 2013, respectively (in thousands):

(amounts in thousands)	2015	2014	2013
Balance at beginning of period	$(361,470)	$(296,480)	$(277,810)
Valuation allowances established	(4,381)	(3,963)	(18,066)
Changes to existing valuation allowances	24,302	(71,412)	(557)
Release of valuation allowances	19,612	2,321	17
Currency translation	3,457	8,064	(64)

Balance at end of period	$(318,480)	$(361,470)	$(296,480)

Valuation allowances included in discontinued operations were $7.8 million, $7.0 million and $8.1 million for the years ended December 31, 2015, 2014 and 2013, respectively and are excluded from the table above.

Loss Carryforwards – We reduced our income tax payments by utilizing net operating loss carryforwards of $123.8 million in 2015, $27.1 million in 2014 and $8.6 million in 2013. At December 31, 2015, our federal, state and foreign net operating loss carryforwards totaled $1,705.8 million, of which $205.0 million does not expire and the remainder expires as follows (amounts in thousands):

2016	$5,113
2017	2,609
2018	3,913
2019	6,052
Thereafter	1,483,162

$1,500,849

We did not utilize capital loss carryforwards in 2015, 2014 or 2013. At December 31, 2015, our capital loss carryforwards totaled $24.6 million of which $21.7 million are foreign and do not expire, and $2.9 million are state carryforwards of which $2.9 million expires in 2016 and $0.1 million expires in 2025.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

Section 382 Net Operating Loss (“NOL”) Limitation – On October 3, 2011, we had a change in ownership pursuant to Section 382 of the Internal Revenue Code of 1986 as amended (“Code”). Under this provision of the Code, the utilization of any of our NOL carryforward, incurred prior to the date of ownership change, may be limited during any particular year. A Section 382 analysis completed in 2012 indicated no reason to believe the annual loss limitation would result in an expiration of our NOL carryforward. We believe this to be the case for 2015 as well. The 2012 acquisition of CM Holdings, Inc. (“CMI”) included a cumulative NOL of $28.0 million. This loss is subject to the same limitations but performed on a separate basis under Section 382. We have concluded the limitation under Section 382 will not prevent us from fully utilizing the CMI NOL. As part of the current year acquisitions, we acquired the historical net operating losses of the entities in the amounts of $24.7 million. We have concluded the limitation under Section 382 will not prevent us from fully utilizing these historical net operating losses.

Tax Credit Carryforwards – Our tax credit carryforwards expire as follows:

(amounts in thousands)	Expires 2035	Expires 2034	Expires 2033	Expires 2032	Expires 2031	Expires 2030	Expires 2029	Expires 2025	Expires 2024	Expires 2023	Expires Various
AMT	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$(707)
EZ Credit	—	—	—	—	—	—	(68)	—	—	—	—
R & E credit	(595)	(641)	(656)	(600)	(586)	(590)	(552)	—	—	—	—
Foreign tax credit	—	—	—	—	—	—	—	(5,413)	(3,514)	(6,030)	(43,813)
Credit for Employer SS and Medicare Taxes Paid	—	(16)	(15)	(14)	(14)	(13)	(13)	—	—	—	—
Work Opportunity & Welfare to Work Credit	(387)	(1,524)	(915)	(322)	(449)	(179)	(122)	—	—	—	—

	$(982)	$(2,181)	$(1,586)	$(936)	$(1,049)	$(782)	$(755)	$(5,413)	$(3,514)	$(6,030)	$(44,520)

Earnings of Foreign Subsidiaries – We have not provided U.S. income or foreign withholding taxes on cumulative undistributed earnings of certain foreign subsidiaries of approximately $368.5 million. Our intention is to reinvest these earnings. Quantification of the potential deferred tax liability, if any, associated with indefinitely reinvested earnings is not practical.

Dual-Rate Jurisdiction – Estonia taxes the corporate profits of resident corporations at different rates depending upon whether the profits are distributed. The undistributed profits of resident corporations are exempt from taxation while any distributed profits are subject to a 20% corporate income tax rate. The liability for the tax on distributed profits is recorded as an income tax expense in the period in which we declare the dividend. This tax must be remitted to the local tax authorities by the tenth day of the month following the month of the dividend distribution. The amount of retained earnings at December 31, 2015 and 2014 which, if distributed, would be subject to this tax was $63.5 million and $63.9 million, respectively.

Tax Payments and Balances – We made tax payments of $9.1 million in 2015, $24.8 million in 2014 and $29.4 million in 2013 primarily for foreign liabilities. We received tax refunds of $15.5 million in 2015, $0.6 million in 2014 and $9.1 million in 2013 primarily related to U.S. federal tax. We recorded receivables for U.S. federal, foreign and state refunds of $6.9 million at December 31, 2015 and $8.4 million at December 31, 2014 which is included in other current assets on the accompanying consolidated balance sheets. We recorded payables for U.S. federal, foreign and state taxes of $12.8 million at December 31,

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

2015 and $16.8 million at December 31, 2014 which is included in accrued income taxes payable in the accompanying consolidated balance sheets.

Accounting for Uncertain Tax Positions – A reconciliation of the beginning and ending amounts of unrecognized tax benefits excluding interest and penalties is as follows:

(amounts in thousands)	2015	2014	2013
Balance at beginning of period	$—	$—	$—
Increase for tax positions taken during the prior period	786	—	—
Increase for tax positions taken during the current period	10,848	—	—

Balance at end of period	$11,634	$—	$—

As of December 31, 2014 and 2013, we had no unrecognized tax benefits. Interest and penalties related to uncertain tax positions are reported as a component of tax expense. There were no interest or penalties recorded for the periods ended December 31, 2015, 2014 and 2013 associated with uncertain tax positions. We operate in multiple foreign tax jurisdictions and are generally open to examination for tax years 2012 and forward.

The current year uncertain tax positions are due to changes in the manner in which we manage our manufacturing capacity and the distribution and sale of our products in Europe. The reorganization of our Europe segment was part of our review of our operations structure and management that began in 2014 and resulted in changes in taxable income for certain of our subsidiaries within that reportable segment. Effective January 1, 2015, our subsidiary JELD-WEN U.K. Limited (the “Managing Subsidiary”) entered into an agreement (the “Managing Agreement”) with several of our other subsidiaries in Europe (collectively, the “Operating Subsidiaries”). The Managing Agreement provides that the Managing Subsidiary will receive a fee from the Operating Subsidiaries in exchange for performing various management and decision-making services for the Operating Subsidiaries. As a result, the Managing Agreement shifts certain risks (and correlated benefits) from the Operating Subsidiaries to the Managing Subsidiary. In exchange, the Managing Subsidiary guarantees a specific return to each Operating Subsidiary on a before interest and taxes basis, commensurate with such Operating Subsidiary’s functions and risk profile. While there is no impact on the consolidate reporting of the Europe segment due to the Managing Agreement, there may be changes in taxable income of the Operating Subsidiaries. Therefore, we have reserved for a potential loss resulting from such uncertainty.

Note 20. Segment Information

We report our segment information in the same way that management internally organizes its business for assessing performance and making decisions regarding allocation of resources in accordance with the ASC 280-10 -Segment Reporting. We have determined that we have three reportable segments, organized and managed principally by geographic region. Our reportable segments consist of North America, Europe, and Australasia. We report all other business activities in Corporate and unallocated costs. Factors considered in determining the three reportable segments include the nature of business activities, the management structure directly accountable to the chief operating decision maker (CODM) for operating and administrative activities, availability of discrete financial information and information presented to the CODM. Management reviews net revenues and Adjusted EBITDA (as defined below) to evaluate segment performance and allocate resources. We define Adjusted EBITDA as net income (loss), as adjusted for the following items: loss (income) from discontinued operations, net of tax; gain (loss) on sale of discontinued operations, net of tax; equity (earnings) loss of non-consolidated entities; income tax (expense) benefit;

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

depreciation and intangible amortization; interest expense, net; impairment and restructuring charges; gain on sale of property and equipment; share-based compensation expense; non-cash foreign exchange transaction/translation income (loss); other noncash items; other items; and costs related to debt restructuring, debt refinancing, and the Onex investment, and which may in the future include payments made or charges incurred pursuant to the Tax Receivable Agreement.

The following tables set forth certain reportable segment information relating to our operations for the years ended December 31, 2015, 2014 and 2013:

(amounts in thousands)	North America	Europe	Australasia	Total Segments	Corporate and Unallocated Costs	Total Consolidated
2015:
Total net revenues	$2,061,194	$996,753	$402,721	$3,460,668	$—	$3,460,668
Elimination of intersegment net revenues	(45,479)	(739)	(33,390)	(79,608)	—	(79,608)

Net revenues from external customers	$2,015,715	$996,014	$369,331	$3,381,060	$—	$3,381,060

Depreciation and amortization	$61,165	$25,296	$5,697	$92,158	$3,038	$95,196
Impairment and restructuring charges	7,113	13,089	317	20,519	823	21,342
Adjusted EBITDA	201,660	99,540	40,453	341,653	(30,667)	310,986

Capital expenditures	35,721	25,572	14,049	75,342	2,345	77,687
Segment assets	$1,057,056	$725,604	$257,496	$2,040,156	$142,217	$2,182,373

2014:
Total net revenues	$2,041,595	$1,110,692	$444,867	$3,597,154	$—	$3,597,154
Elimination of intersegment net revenues	(51,974)	(2,302)	(35,672)	(89,948)	—	(89,948)

Net revenues from external customers	$1,989,621	$1,108,390	$409,195	$3,507,206	$—	$3,507,206

Depreciation and amortization	$58,268	$30,365	$7,219	$95,852	$4,174	$100,026
Impairment and restructuring charges	22,392	4,080	1,156	27,628	10,760	38,388
Adjusted EBITDA	114,086	100,570	40,783	255,439	(25,590)	229,849

Capital expenditures	26,463	31,123	11,088	68,674	2,172	70,846
Segment assets	$1,035,303	$773,765	$260,813	$2,069,881	$114,178	$2,184,059

2013:
Total net revenues	$2,024,944	$1,072,103	$448,082	$3,545,129	$—	$3,545,129
Elimination of intersegment net revenues	(50,487)	(851)	(37,252)	(88,590)	—	(88,590)

Net revenues from external customers	$1,974,457	$1,071,252	$410,830	$3,456,539	$—	$3,456,539

Depreciation and amortization	$62,225	$30,883	$6,539	$99,647	$5,003	$104,650
Impairment and restructuring charges	15,463	23,523	48	39,034	2,970	42,004
Adjusted EBITDA	49,920	94,102	34,222	178,244	(25,034)	153,210

Capital expenditures	46,385	16,924	20,407	83,716	1,973	85,689
Segment assets	$1,105,418	$846,789	$268,736	$2,220,943	$69,954	$2,290,897

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

Reconciliations of pre-tax net income (loss) to Adjusted EBITDA for the years ended 2015, 2014 and 2013 are as follows:

(amounts in thousands)	2015	2014	2013
Income (loss) before taxes, equity earnings and discontinued operations	$85,955	$(59,333)	$(73,055)
Depreciation and amortization	95,196	100,026	104,650
Interest expense, net	60,632	69,289	71,362
Impairment and restructuring charges(a)	31,031	38,645	44,413
Gain on sale of property and equipment	(416)	(23)	(3,039)
Share-based compensation expense	15,620	7,968	5,665
Non-cash foreign exchange transaction/translation income (loss)	2,697	(528)	(4,114)
Other non-cash items(b)	1,141	2,334	(68)
Other items(c)	18,893	20,278	7,284
Costs relating to debt restructuring, debt refinancing and the Onex Investment(d)	237	51,193	112

Adjusted EBITDA	$310,986	$229,849	$153,210

(a)	Impairment and restructuring charges above include charges of $9,687, $257, and $2,409 relating to inventory or the manufacturing of our products that are included in cost of sales in the years ended December 31, 2015, 2014, and 2013, respectively, in the accompanying consolidated statements of operations.

(b)	Other non-cash items include, among other things, charges relating to inventory of $893, $2,496, and $0 in the years ended December 31, 2015, 2014, and 2013, respectively.

(c)	Other items not core to business activity include: (i) in the year ended December 31, 2015, (1) $11,446 payment to holders of vested options and restricted shares in connection with the July 2015 dividend, (2) $5,510 related to a United Kingdom legal settlement, (3) $1,825 in acquisition costs, (4) $1,833 of recruitment costs related to the recruitment of executive management employees, and (5) $1,082 of legal costs related to non-core property disposal, partially offset by (6) $5,678 of realized gain on foreign exchange hedges related to an intercompany loan; (ii) in the year ended December 31, 2014, (1) $5,000 legal settlement related to our ESOP plan, (2) $3,657 of legal costs associated with non-core property disposal, (3) $3,443 production ramp-down costs, (4) $2,769 of consulting fees in Europe, (5) $1,250 of pre-acquisition costs related to the acquisition of CraftMaster Manufacturing Inc., or “CMI”; and (iii) in the year ended December 31, 2013, (1) $2,869 of cash costs related to the delayed opening of our new Louisiana facility, (2) $774 of legal costs associated with non-core property disposal, (3) $582 related to the closure of our Marion, North Carolina facility, and (4) $458 of acquisition-related costs.

(d)	Included in the year ended December 31, 2014 is a loss on debt extinguishment of $51,036 associated with the refinancing of our 12.25% secured notes.

Net revenues by locality are as follows for the years ended December 31:

(amounts in thousands)	2015	2014	2013
Net revenues by location of external customer
Canada	$234,017	$320,790	$299,619
U.S.	1,740,303	1,630,503	1,630,024
South America (including Mexico)	38,422	39,711	39,928
Europe	1,020,073	1,124,179	1,093,949
Australia	345,523	390,850	393,045
Africa and other	2,722	1,173	(26)

Total	$3,381,060	$3,507,206	$3,456,539

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

Geographic information regarding property, plant, and equipment which exceed 10% of consolidated property, plant, and equipment used in continuing operations is as follows for the years ended December 31:

(amounts in thousands)	2015	2014	2013

North America:
United States	$418,795	$447,073	$472,979
Other	24,500	30,914	35,658

	443,295	477,987	508,637

Europe	164,419	174,597	195,916

Australasia:
Australia	81,992	80,490	84,759
Other	8,543	9,514	8,829

	90,535	90,004	93,588

Corporate:
United States	22,594	12,541	16,212

	22,594	12,541	16,212

Total property and equipment, net	$720,843	$755,129	$814,353

Note 21. Convertible Preferred Shares

We have the authority to issue up to 8,750,000 shares of preferred stock, of which 8,749,999 are designated as Series A Convertible Preferred Stock (“Series A Stock”) and one share is designated as Series B Preferred Stock (“Series B Stock”). At December 31, 2015 and December 31, 2014, we had 3,974,525 Series A Shares and one Series B Share issued and outstanding. The single share of Series B Stock was issued to Onex Partners for $1,000 in September 2013.

The rights, powers, privileges and restrictions granted to and imposed on the preferred stock were as follows:

Liquidation or Sale Preference – In the event of liquidation or sale of the Company, the proceeds will first be distributed to the holder of the Series B Stock ($1,000), then to the holders of Series A Stock in an amount per share equal to the Equity Constant, then to holders of common stock in an amount per share equal to the Equity Constant, with any remainder to holders of common stock and Series A Stock on an as-converted to common stock basis. Due to the conversion of the balance of the Onex bridge loan to Series A Preferred Stock in 2013, we amended our articles of incorporation to change the Equity Constant to be $206.72 which applies to all conversions of accrued and unpaid Series A Stock dividends, except that the Series A Stock unpaid dividends that accrued prior to April 30, 2013, the date the Onex bridge loan matured, as compounded, will be converted using the original Equity Constant of $239.51.

Dividend – The Series A Stock has a preferred annual dividend of 10% per annum on the Equity Constant, with the Equity Constant being $239.51 for dividends accruing prior to April 30, 2013. The cumulative dividends accrue continually and compound annually at the rate of 10% whether or not they have been declared and whether or not there are funds available for the payment. Preferred dividends are payable only when declared by the Board of Directors, or as discussed above under “Liquidation or Sale Preference.” The

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

holders of the 3,974,525 shares of Series A Stock (5,245,494 as-converted common shares) received $272.8 million through participation in the $52.00 per share of Common Stock distribution (see Note 22 – Equity). The Board of Directors authorized an additional distribution of $62.4 million to holders of Series A Stock representing dividends accruing between January 1, 2015 and July 31, 2015. Total distributions for holders of our Series A Stock were $335.2 million, were paid on or about July 31, 2015, and were recorded as reductions to the carrying value of the Series A Stock. Cumulative undeclared and unpaid preferred stock dividends totaled $325.0 million as of December 31, 2015 and $278.7 million as of December 31, 2014.

Voting – The holders of Series A Stock are entitled to cast a number of votes equal to the number of shares of common stock into which such shares of Series A Stock could be converted on the record date of the vote. Series A Stockholders will vote with holders of common stock as a single class upon all matters other than the election and removal of Company Directors. The holders of Series A Stock, voting as a separate class shall have the exclusive power to elect and remove Series A Stock Directors which represent four of the eleven total Company Directors. The holder of the single share of Series B Stock has exclusive power to elect and remove two Directors (“Series B Directors”). No other voting rights are granted.

Conversion Rights – Each share of Series A Stock shall be convertible at the option of the holder into a number of shares of common stock equal to the sum of one and the quotient of the Series A Stock unpaid dividends divided by the Equity Constant applicable to such accrued and unpaid dividends. If at any time after the fifth anniversary of the Series A Stock initial issuance date, the Company effects an initial public offering of its common stock, then all outstanding shares of Series A Stock shall be converted into shares of common stock at the conversion rate at such time. An initial public offering would also have to satisfy certain criteria as set forth in the Amended and Restated Articles of Incorporation.

Redemption Option – We have the option to redeem Series A Stock at any time after the sixth anniversary of the Series A Stock initial issuance date in the event that (i) we have effected a qualified public offering by no later than the fifth anniversary of the Series A Stock initial issuance date and (ii) the common stock is actively traded on an approved securities exchange with a public float of no less than $300.0 million. In the event that a public offering has not been effected, at any time after the eighth anniversary of the Series A Stock initial issuance date, we may elect to redeem all outstanding shares of the Series A Stock. The redemption price is equal to an amount, including any payment of cash dividends that results in a 25% per annum return, compounded annually, on the initial investment in Series A Stock.

Note 22. Equity

Common Stock – We have the authority to issue 22,810,000 shares of common stock (the “Total Common Stock”) of which 22,379,800 shares are designated common stock and 430,200 shares are designated as Class B-1 Common Stock. Each share of Total Common Stock (whether common stock or Class B-1 Common Stock) has the same rights, privileges, interest and attributes and is subject to the same limitations as every other share of Total Common Stock treating the Class B-1 Common Stock on an as-converted basis. Each share of Class B-1 Common Stock is convertible at the option of the holder into shares of common stock at the same ratio on the date of conversion as the first share of Series A Stock issued by the Company.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

Common stock includes the basis of shares outstanding plus amounts recorded as additional paid-in capital. A summary of activity in the number of shares outstanding is as follows:

	Common	B-1 Common
December 31, 2015
Beginning shares outstanding	1,796,119	210
Shares issued	13,121	6,071
Shares converted	135	(95)
Shares repurchased – ESOP	(41,810)	—
Shares repurchased – other	(146,725)	—

Ending shares outstanding	1,620,840	6,186

December 31, 2014
Beginning shares outstanding	1,891,028	210
Shares issued	—	—
Shares repurchased – ESOP	(62,406)	—
Shares repurchased – other	(32,503)	—

Ending shares outstanding	1,796,119	210

Shares outstanding exclude shares issued to the Employee Benefit Trust that are considered similar to treasury shares and total 17,631 shares at both December 31, 2015 and December 31, 2014. We use the specific identification method to account for repurchased shares and charge to retained earnings any excess of the purchase price over the original issuance price, unless there is an accumulated deficit in the preceding period, in which case the entire amount of the repurchases is charged to common stock. Shares are immediately retired upon repurchase.

On January 30, 2015, our Board of Directors approved a self-tender offer to purchase up to $40.0 million worth of common stock at a price of $220.00 per share. The tender offer was initiated on January 30, 2015, and on March 6, 2015, we repurchased our common stock for $32.3 million.

On July 28, 2015, our Board of Directors authorized a distribution of $52.00 per share of common stock in which the Series A Stock and Class B-1 Common Stock would participate on an as-converted basis. The record date for the distribution was June 30, 2015 and totaled $84.9 million for holders of our common stock and Class B-1 Common Stock. We applied distributions totaling $14.4 million against principal and accrued interest on outstanding employee and director notes. Participating in the distribution were 1,608,893 common shares and 4,789 B-1 common shares (7,112 as-converted common shares). The distributions were paid on or about July 31, 2015.

In October of 2015, we issued 7,680 shares of common stock valued at $2.0 million as part of the consideration paid for the purchase of certain assets and liabilities of LaCantina (See Note 2 – Acquisitions).

Note 23. Earnings (Loss) Per Share

Basic net loss per share is calculated by dividing net loss attributable to common stockholders by the weighted average shares outstanding during the period, without consideration for common stock equivalents. Diluted net loss per share is calculated by adjusting weighted average shares outstanding for the dilutive effect of common share equivalents outstanding for the period, determined using the treasury-stock method. For purposes of the diluted net loss per share calculation, Series A Stock, Common Stock Options,

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

Class B-1 Common Stock Options, and unvested Common Restricted Stock Units are considered to be common stock equivalents but are excluded from the calculation of diluted net loss per share because their effect would be anti-dilutive and therefore, basic and diluted net loss per share were the same for all periods presented.

The basic and diluted earnings per share calculations for the years ended December 31, 2015, 2014 and 2013 are presented below (in thousands, except share and per share amounts).

	2015	2014	2013
Income (loss) from continuing operations	$91,390	$(78,275)	$(74,197)
Equity earnings (loss) of non-consolidated entities	2,384	(447)	943

Income (loss) from continuing operations and equity earnings (loss) of non-consolidated entities	93,774	(78,722)	(73,254)
Undeclared Series A Convertible Preferred Stock dividends	(46,234)	(100,034)	(88,799)
Series A Convertible Preferred Stock dividends paid	(62,418)	—	—
Distributions on Series A Convertible Preferred Stock	(272,766)	—	—

Loss attributable to common shareholders from continuing operations	(287,644)	(178,756)	(162,053)

Loss from discontinued operations, net of tax	(2,856)	(5,387)	(5,863)
Gain on sale of discontinued operations, net of tax	—	—	10,711

(Loss) income from discontinued operations, net of tax	(2,856)	(5,387)	4,848

Net loss attributable to common shareholders	$(290,500)	$(184,143)	$(157,205)

Weighted average outstanding shares of common stock basic and diluted	1,663,273	1,858,187	1,919,445
Basic and diluted loss per share
Loss from continuing operations	$(172.97)	$(96.21)	$(84.45)
(Loss) income from discontinued operations	(1.71)	(2.90)	2.53

Net loss	$(174.68)	$(99.11)	$(81.92)

Class B-1 Common Stock is considered a participating security as defined by ASC 260. However, because the effect of utilizing the two-class method to allocate earnings to the approximately 5,623, 278 and 129 weighted average shares of Class B-1 Common Stock outstanding on an as-converted basis for the years ended December 31, 2015, 2014 and 2013, respectively has an immaterial effect on the loss per share, we have elected to forgo the two-class method and separate presentation of loss per share for each participating class of common stock.

The following table provides the securities that could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive:

	2015	2014	2013
Series A Convertible Preferred Stock	3,974,525	3,974,525	3,974,525
Common Stock Options	171,998	173,048	142,340
Class B-1 Common Stock Options	308,738	284,848	213,350

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

In addition, unvested restricted stock units of 34,403, 14,376, and 0 as of December 31, 2015, 2014, and 2013, respectively, have not been included as the vesting conditions have not been satisfied as of the respective period end.

Note 24. Stock Compensation

In December 2011, we adopted a stock incentive plan for the benefit of our employees, affiliate employees and key non-employees. In 2014, the plan was amended and allows us to offer common options, B-1 common options and common restricted stock units (RSUs). Under the amended plan, we can award up to an aggregate of 251,000 common shares and 430,200 B-1 common shares. The stock incentive plan provides for accelerated vesting of awards upon the occurrence of certain events.

Share-based compensation expense included in selling, general and administrative expenses totaled $27.4 million in 2015, $8.8 million in 2014 and $5.7 million in 2013. There were no material related tax benefits for the years 2015, 2014 and 2013. As of December 31, 2015, there were $38.6 million of total unrecognized compensation expense related to non-vested share-based compensation arrangements. This cost is expected to be recognized over the remaining weighted-average vesting period of 2.5 years.

During the third quarter of 2015, we recorded $11.4 million of share-based compensation associated with payments to participants of our stock incentive plan. These payments consisted of $52.00 per vested common option and $77.22 per vested B-1 common option and $52.00 per restricted stock unit. In addition, we modified the terms of unvested options, reducing the exercise prices by $52.00 and $77.22 for common and B-1 common options respectively resulting in additional share-based compensation expense of $3.6 million in 2015. The weighted average exercise price at September 26, 2015 was $156.60 after the modification. Key assumptions used in valuing the option modification were as follows:

Expected volatility range	36.02% to 51.19%
Expected preferred stock dividend rate	10.0%
Weighted average term (in years)	1.60 to 5.72
Risk free rate	0.54% to 1.75%

Stock Options – Generally, stock option awards vest ratably each year on the anniversary date over a 2 to 5 year period, have an exercise term of 10 years and any vested options must be exercised within 90 days of the employee leaving the Company. The compensation cost of option awards is charged to expense based upon the graded-vesting method over the vesting periods applicable to the option awards. The graded-vesting method provides for vesting of portions of the overall awards at interim dates and results in greater vesting in earlier years than the straight-line method.

On September 30 of each year, or as events warrant, we calculate the fair value of common and B-1 common options using multiple Black-Scholes option valuation models and use this estimated fair value for options issued in the succeeding twelve months. Expected volatilities are based upon a selection of public guideline companies. The risk-free rate was based upon U.S. Treasury rates.

Key assumptions used in the valuation models were as follows:

	2015	2014	2013
Expected volatility	36.0 - 58.3%	54.0 - 62.6%	55.7%
Expected preferred stock dividend rate	10.0%	10.0%	10.0%
Weighted average term (in years)	1.6 - 6.2	2.0 - 7.3	2.0 - 8.3
Weighted average grant date fair value	$263.32	$108.92	$90.13
Risk free Rate	0.54 - 1.84%	0.33 - 1.77%	0.33%

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

The following table represents stock option activity from January 1, 2013 to December 31, 2015:

	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contract Term in Years
Outstanding at January 1, 2013	323,210	$240.67	8.8
Granted	84,499	257.27
Exercised	(1,638)	239.51
Forfeited	(50,381)	240.68

Balance at December 31, 2013	355,690	$245.53	8.3
Granted	265,131	211.14
Forfeited	(162,925)	242.71

Balance at December 31, 2014	457,896	$226.62	8.4
Granted	98,950	325.56
Exercised	(8,697)	235.54
Forfeited	(67,413)	224.04

Balance at December 31, 2015	480,736	$209.70	7.9

Exercisable at December 31, 2015	176,879	$220.58	6.7

RSUs – RSUs are subject to the continued employment of the recipient through the vesting date, which is generally 30 to 48 months from issuance. Once vested, the recipient will receive one share of common stock for each restricted stock unit. The grant-day fair value per share used for RSUs was determined using the aggregate value of our common equity, as determined by a third-party valuation firm, as of the most recent calendar quarter-end and applying a 20% discount based upon reflecting the differential economic rights and preferences of the Preferred or the ESOP common shares relative to the common shares, with that amount rounded down to the nearest whole percent. We apply this grant-day fair value per share to the total number of shares that we anticipate will fully vest and amortize the fair value to compensation expense over the vesting period using the straight-line method.

	Shares	Weighted Average Grant-Day Fair Value Per Share
Outstanding January 1, 2015	14,376	$159.35
Granted	22,440	258.36
Vested	(2,125)	159.35
Forfeited	(288)	260.41

Balance at December 31, 2015	34,403	$223.09

Note 25. Impairment and Restructuring Charges of Continuing Operations

Closure costs and impairment charges for operations not qualifying as discontinued operations are classified as impairment and restructuring charges in our consolidated statements of operations. We review our operations to identify those not meeting our minimum profitability or return on investment levels. Upon identifying such a location we performed a strategic evaluation and a decision was made to fix, close or sell the operation.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

In 2015, we recorded $13.4 million of impairment and restructuring charges in Europe, including $11.4 million related to the restructuring of our French operations. In addition, we recorded charges of $2.0 million related to consolidation of our fiber door skin designs. We also fully impaired an equity investment and related notes receivable totaling $1.5 million. The remaining costs of $4.4 million are mainly related to personnel restructuring.

In 2014, we recorded $7.1 million of impairment charges primarily related to facility closures, excess real estate and manufacturing process changes. We also recorded $13.7 million of severance costs related primarily to executive and other administrative management restructuring and $8.6 million for one-time payments related to the restructuring of our management incentive plan, which was revised to decrease the number of participants. In addition, we recorded restructuring charges of $3.3 million for lease termination and other costs related to the relocation and downsizing of our aviation department, $2.0 million for process reengineering and $3.6 million of other charges.

In 2013, we recorded restructuring charges related to our former door manufacturing subsidiary in Spain of $15.5 million, including $12.5 million for settlement of a lawsuit seeking redundancy payments for employees. We also recorded $4.6 million in charges related to the closure of our fiber door skin manufacturing plant in North Carolina. Other charges in 2013 include $9.7 million for closure costs of several other facilities and employee restructuring activities, $8.3 million of impairments on miscellaneous properties, investments and other assets, and $3.9 million of other charges.

The table below summarizes the amounts included in impairment and restructuring charges in the accompanying consolidated statements of operations:

(amounts in thousands)	2015	2014	2013
Closed operations	$677	$3,229	$6,788
Continuing operations	3,591	3,914	5,415

Total impairments	4,268	7,143	12,203
Restructuring charges, net of fair value adjustment gains	17,074	31,245	29,801

Total impairment and restructuring charges	$21,342	$38,388	$42,004

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

Short-term restructuring accruals are recorded in accrued expenses and totaled $6.2 million and $4.6 million as of December 31, 2015 and 2014, respectively (See Note 14 – Accrued Expenses). Long-term restructuring accruals are recorded in deferred credits and other liabilities and totaled $2.3 million and $3.1 million as of December 31, 2015 and 2014, respectively. Following is a summary of the restructuring accruals recorded and charges incurred.

(amounts in thousands)	Beginning Accrual Balance	Additions Charged to Expense	Payments or Utilization	Ending Accrual Balance
2015
Severance and sales restructuring costs	$7,307	$10,493	$(12,376)	$5,424
Disposal of property and equipment	—	64	(64)	—
Other	373	6,517	(3,807)	3,083

	$7,680	$17,074	$(16,247)	$8,507

2014
Severance and sales restructuring costs	$1,062	$22,340	$(16,095)	$7,307
Assets held for sale	—	364	(364)	—
Marketing agreement termination	10,000	—	(10,000)	—
Other	2,300	8,541	(10,468)	373

	$13,362	$31,245	$(36,927)	$7,680

2013
Severance and sales restructuring costs	$2,833	$8,335	$(10,106)	$1,062
Disposal of property and equipment	—	(452)	452	—
Assets held for sale	—	(846)	846	—
Marketing agreement termination	20,000	—	(10,000)	10,000
Legal settlement in Spain	—	12,481	(12,481)	—
Other	—	10,283	(7,983)	2,300

	$22,833	$29,801	$(39,272)	$13,362

Note 26. Interest Expense

Interest expense is net of capitalized interest. Capitalized interest incurred during the construction phase of significant property additions totaled $0.8 million in 2015, $0.9 million in 2014 and $2.2 million in 2013. We made interest payments of $57.0 million in 2015, $74.7 million in 2014 and $65.3 million in 2013. Interest expense also includes debt issuance costs that are amortized using the effective interest method. We allocated interest expense to discontinued operations of $0.8 million in 2015, $0.7 million in 2014 and $2.6 million in 2013.

Note 27. Other Income (Expense)

Other income (expense) for the years ended December 31, 2015, 2014, and 2013 was as follows:

(amounts in thousands)	2015	2014	2013
Foreign currency gains (losses)	$9,254	$(1,142)	$5,237
Rent and finance income	2,174	2,361	1,929
Accretion expense of over market leases	(572)	(625)	(602)
Gain (loss) on sale of property and equipment	487	(342)	3,976
Legal settlement	2,421	497	1,024
Other items	356	(234)	759

	$14,120	$515	$12,323

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

Note 28. Derivative Financial Instruments

All derivatives are recorded as assets or liabilities in the consolidated balance sheets at their respective fair values. For derivatives designated in hedging relationships, changes in the fair value are either offset through earnings against the change in fair value of the hedged item attributable to the risk being hedged or recognized in consolidated other comprehensive income (loss), to the extent the derivative is effective at offsetting the changes in cash flows being hedged until the hedged item affects earnings. For derivatives designated and that qualify as fair value hedges, the gain or loss on the derivative, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, are recognized in the consolidated statements of operations. Changes in the fair value of a derivative that do not meet the criteria for designation as a fair value or cash flow hedge at inception, or fail to meet the criteria thereafter, are also recognized in the consolidated statements of operations.

Foreign currency derivatives – We are exposed to the impact of foreign currency fluctuations in certain countries in which we operate. In most of these countries, the exposure to foreign currency movements is limited because the operating revenues and expenses of our business units are substantially denominated in the local currency. To the extent borrowings, sales, purchases, revenues, expenses or other transactions are not in the local currency of the operating unit, we are exposed to currency risk. In order to mitigate the exposure, we enter into a variety of foreign currency derivative contracts, such as forward contracts, option collars and cross-currency swaps. We use foreign currency derivative contracts, with a total notional amount of $61.1 million, in order to manage the effect of exchange fluctuations on forecasted sales, purchases, acquisitions, inventory and capital expenditures and certain intercompany transactions that are denominated in foreign currencies. We use foreign currency derivative contracts, with a total notional amount of $33.3 million, to hedge the effects of translation gains and losses on intercompany loans and interest. We also use foreign currency derivative contracts, with a total notional amount of $152.8 million, to mitigate the impact to the consolidated earnings of the Company from the effect of the translation of certain subsidiaries’ local currency results into U.S. dollars. We do not use derivative financial instruments for trading or speculative purposes. Hedge accounting was not elected for any foreign currency derivative contracts. We record mark-to-market changes in the values of these derivatives in other income (expense). We recorded mark-to-market gains of $0.9 million, $5.9 million and $0.8 million in the years ended December 31, 2015, 2014 and 2013, respectively.

Interest rate swap derivatives – We are exposed to interest rate market risk in connection with our variable rate long-term debt. During the fourth quarter of 2014, we entered into interest rate swap agreements to manage this risk. The interest rate swaps mature in September 2019 and are forward-starting, with half of the $546.0 million aggregate notional amount having become effective in September 2015 and the other half becoming effective in September 2016. On July 1, 2015, we amended our $775.0 million term loan credit facility and we received an additional $480.0 million in long-term borrowings. In conjunction with the issuance of the incremental term loan debt, we entered into additional interest rate swap agreements to manage our increased exposure to the interest rate market risk associated with variable rate long-term debt. The additional interest rate swaps mature in September 2019 and are forward-starting, with half of the $426.0 million aggregate notional amount becoming effective in June 2016 and the other half becoming effective in December 2016.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

The interest rate swap agreements are designated as cash flow hedges and will effectively change the LIBOR portion of the interest rate (or “base rate”) on a portion of the aggregate debt outstanding under our term loan credit facility at the fixed rates below:

Period	Notional (000s)	Fixed Rate
September 2015 – September 2019	$273,000	1.997%
September 2016 – September 2019	$273,000	2.353%
June 2016 – September 2019	$213,000	2.126%
December 2016 – September 2019	$213,000	2.281%

The entire pre-tax marked-to-market loss of $10.2 million relating to these interest rate contracts was recorded in consolidated other comprehensive income (loss) at December 31, 2015 as no portion was deemed ineffective. We recorded $0.7 million of interest expense deriving from the interest rate swaps that became effective in the year ended December 31, 2015.

The agreements with our counterparties contain a provision where we could be declared in default on our derivative obligations if we either default or, in certain cases, are capable of being declared in default of any of our indebtedness greater than specified thresholds. These agreements also contain a provision where we could be declared in default subsequent to a merger or restructuring type event if the creditworthiness of the resulting entity is materially weaker.

The fair values of derivative instruments held as of December 31, 2015 and 2014 are as follows:

	Asset derivatives
(amounts in thousands)	B/S Location	2015 Fair Value	2014 Fair Value
Derivatives designated as hedging instruments
Interest rate contracts	other assets	$—	$951

Derivatives not designated as hedging instruments
Foreign currency forward contracts	other current assets	$6,957	$5,695
	other assets	$—	$22

	Liability derivatives
	B/S Location	2015 Fair Value	2014 Fair Value
Derivatives designated as hedging instruments
Interest rate contracts	accrued expenses	$4,353	$—
	deferred credits and other liabilities	$5,895	$—

Derivatives not designated as hedging instruments
Foreign currency forward contracts	accrued expenses	$381	$219

Note 29. Fair Value Measurements

We record financial assets and liabilities at fair value based on FASB guidance related to Fair Value Measurements. The guidance requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

A valuation hierarchy consisting of three levels was established based on observable and non-observable inputs. The three levels of inputs are:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-driven valuations whose significant inputs are observable or whose significant value drivers are observable.

Level 3 – Significant inputs to the valuation model that are unobservable.

For the years ended December 31, 2015 and December 31, 2014, the primary financial instruments measured at fair value on a recurring basis are presented below:

	2015
(amounts in thousands)	Level 1	Level 2	Level 3	Total Fair Value
Cash equivalents	$—	$8,152	$—	$8,152
Derivative assets, recorded in other current assets	—	6,957	—	6,957
Derivative liabilities, recorded in accrued expenses	—	(10,629)	—	(10,629)
Pension plan assets:				—
Cash and short-term investments	—	11,517	—	11,517
U.S. Government and agency obligations	26,270	—	—	26,270
Corporate and foreign bonds	—	85,274	—	85,274
Asset-backed securities	—	3,989	—	3,989
Equity securities	174,840	—	—	174,840
Mutual funds	—	4,345	—	4,345

Total	$201,110	$109,605	$—	$310,715

	2014
(amounts in thousands)	Level 1	Level 2	Level 3	Total Fair Value
Cash equivalents	$—	$7,767	$—	$7,767
Derivative assets, recorded in other current assets	—	6,668	—	6,668
Derivative liabilities, recorded in accrued expenses	—	(219)	—	(219)
Pension plan assets:
Cash and short-term investments	—	8,174	—	8,174
U.S. Government and agency obligations	31,238	—	—	31,238
Corporate and foreign bonds	—	86,565	—	86,565
Asset-backed securities	—	2,571	—	2,571
Equity securities	179,790	—	—	179,790
Mutual funds	—	6,346	—	6,346

Total	$211,028	$117,872	$—	$328,900

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

Derivative assets and liabilities reported in level 2 include foreign currency contracts and interest rate swaps. The fair values of the foreign currency contracts were determined using counterparty quotes based on prevailing market data and derived from their internal, proprietary model-driven valuation techniques. The fair values of the interest rate swaps are based on models using observable inputs such as relevant published interest rates. The pension plan assets consist of cash and short-term investments, corporate and foreign bonds, asset-backed securities and mutual funds which are valued by third parties who make comparison to similar assets or use quotes for the same assets in inactive markets and are included in level 2. The valuation methodologies for pension plan government bonds and equity securities are quoted prices and are included in level 1.

Our non-financial assets and liabilities that are measured at fair value on a non-recurring basis are presented below:

(amounts in thousands)	2015
	Level 1	Level 2	Level 3	Fair Value	Total Losses
Closed operations	$—	$—	$747	$747	$497
Continuing operations	—	—	443	443	21

Total	$—	$—	$1,190	$1,190	$518

(amounts in thousands)	2014
	Level 1	Level 2	Level 3	Fair Value	Total Losses
Continuing operations	$—	$—	$1,509	$1,509	$(3,914)

Total	$—	$—	$1,509	$1,509	$(3,914)

The valuation methodologies for the level 3 items are based primarily on internal cash flow projections.

Note 30. Fair Value of Financial Instruments

As part of our normal business activities we invest in financial assets and incur financial liabilities. Our recorded financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, notes receivable, notes payable and fair value of derivative instruments. The fair values of these financial instruments approximate their recorded values in 2015 and 2014 due to their short-term nature, variable interest rates and mark to market accounting for derivative contracts. The fair values of fixed rate long-term receivables and debt were evaluated using a discounted cash flow analysis and using market interest rates. The fair value of long-term receivables and long-term fixed rate debt approximated carrying values at both December 31, 2015 and 2014.

Note 31. Commitments and Contingencies

Litigation – We are involved in various legal proceedings encountered in the normal course of business and accrue for loss amounts on legal matters when it is probable a liability has been incurred and an amount can be reasonably estimated. Legal judgments and estimated settlements have been included in accrued expenses in the accompanying consolidated balance sheets.

Except as noted in the legal cases described below, as of December 31, 2015, there are no current proceedings or litigation matters involving the Company or its property that we believe could have a material adverse impact on our business, financial condition, results of operations or cash flows.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

United Kingdom (UK) – In the fourth quarter of 2012, a UK court issued an order authorizing the “re-opening” of a liquidation proceeding of a former subsidiary. As part of these proceedings and pursuant to this order, we repaid an alleged preference payment of £0.4 million ($0.6 million). The creditor also filed a lawsuit in U.S. District Court (Oregon), and included a JELD-WEN director in that suit, seeking to assess liability to the Company for any and all losses incurred as a result of the leasehold obligations which were disclaimed by the former subsidiary in the prior liquidation proceeding. The amount demanded by the creditor in the U.S. District Court action was $50.0 million. In April 2015, we reached agreement with applicable parties resulting in our recording a $17.3 million liability to the plaintiff in other accrued expenses and $11.5 million in accounts receivable from the insurance carriers and the other third party in March 2015. In June 2015, we paid $5.8 million in cash to fully settle the lawsuits in the UK and U.S. District Court.

ESOP – The JELD-WEN ESOP Plan, Administrative Committee, and individual trustees have been sued by three separate groups of former employees and members of the ESOP for alleged violations relating to the management and distribution of the ESOP funds. These matters have been pled as class actions and none of the cases have been certified. While defendants have denied these allegations, these matters have been tendered to the relevant carriers of our directors and officers insurance. In January 2015, we executed settlement agreements with applicable parties resulting in our recording $5.0 million in settlement expense in December 2014. Pursuant to the agreements, we accrued a $15.7 million liability to the plaintiffs in other accrued expenses and a $10.7 million insurance receivable in accounts receivable. In June 2015 we paid all settlement funds into an escrow account. On October 19, 2015, the court provided final approval of the settlement in all respects. The funds are expected to be distributed to claimants in 2016.

Suncadia – Prior to June 2011, we held a 66% ownership interest in Suncadia, which was our single largest real estate development project. A 30% equity interest was held by Pacific Realty Associates, L.P. and a 4% equity interest was held by Lowe Enterprises, Inc.

In December 2009, we amended our 2008 federal income tax return to claim a worthlessness deduction in the amount of $224.0 million associated with our tax basis in Suncadia and received a refund of approximately $64.0 million. The IRS challenged the timing of the worthlessness claim arguing the deduction should not be available until 2011. In April 2013, the IRS issued a notice of deficiency for the full amount of the worthlessness deduction claimed. We contested the IRS’s determination and filed a petition with the U.S. Tax Court requesting the matter be docketed for trial. On July 10, 2015, we reached a settlement on this matter with the IRS which sustained our original refund position of $64.0 million and resulted in an incremental refund including interest of $15.5 million which was received in October 2015.

Self-Insured Risk – We self-insure substantially all of our domestic business liability risks including general liability, product liability, warranty, personal injury, auto liability, workers’ compensation and employee medical benefits. Excess insurance policies from independent insurance companies generally cover exposures between $3.0 million and $250.0 million for domestic product liability risk and exposures between $0.5 million and $250.0 million for auto, general liability, personal injury and workers’ compensation. We have no stop gap coverage on claims covered by our self-insured domestic employee medical plan and are responsible for all claims thereunder. We estimate our provision for self-insured losses based upon an evaluation of current claim exposure and historical loss experience. Actual self-insurance losses may vary significantly from estimates. Our accrued liability for self-insured risks was $70.2 million at December 31, 2015 and $69.3 million at December 31, 2014.

Indemnifications – At December 31, 2015, we had commitments related to certain representations made on contracts for the purchase or sale of businesses or property. These representations primarily relate to past actions such as responsibility for transfer taxes if they should be claimed, and the adequacy of recorded

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

liabilities, warranty matters, employment benefit plans, income tax matters or environmental exposures. These guarantees or indemnification responsibilities typically expire within one to three years. We are not aware of any material amounts claimed or expected to be claimed under these indemnities. From time to time and in limited geographic areas we have entered into agreements for the sale of our products to certain customers that provide additional indemnifications for liabilities arising from construction or product defects. We cannot estimate the potential magnitude of such exposures, but to the extent specific liabilities have been identified related to product sales, liabilities have been provided in the warranty accrual in the accompanying consolidated balance sheets.

Performance Bonds and Letters of Credit – At times, we are required to provide letters of credit, surety bonds or guarantees to customers, vendors and others. Letters of credit are provided to certain customers and counterparties in the ordinary course of business as credit support for contractual performance guarantees, advanced payments received from customers and future funding commitments. The outstanding performance bonds and letters of credit were as follows:

(amounts in thousands)	2015	2014
Discontinued operations	$205	$225
Self-insurance workers’ compensation	16,426	19,483
Liability and other insurance	18,064	18,125
Legal appeals	—	4,661
Environmental	13,917	13,817
Other	10,279	10,215

	$58,891	$66,526

Prior period balances in the table above have been reclassified to conform to current period presentation.

Environmental Contingencies – We periodically incur environmental liabilities associated with remediating our current and former manufacturing sites as well as penalties for not complying with environmental rules and regulations. We record a liability for remediation costs when it is probable that we will be responsible for such costs and the costs can be reasonably estimated. These environmental liabilities are estimated based on current available facts and present laws and regulations. Accordingly, it is likely that adjustments to the estimated liabilities will be necessary as additional information becomes available. Short-term environmental liabilities and settlements are recorded in accrued expenses in the accompanying consolidated balance sheets and totaled $0.7 million at December 31, 2015 and $1.1 million at December 31, 2014. Long-term environmental liabilities are recorded in deferred credits and other liabilities in the accompanying consolidated balance sheets and totaled $0.1 million at both December 31, 2015 and 2014.

Everett, Washington WADOE Action – In 2008, we entered into an Agreed Order with the Washington Department of Ecology (WADOE) to assess historic environmental contamination at our former manufacturing site in Everett, Washington. As part of this order, we also agreed to develop a Cleanup Action Plan (CAP) identifying remediation options and the feasibility thereof. We are currently working with WADOE to finalize our assessment and draft CAP (expected late 2015). We estimate the remaining cost to complete our assessment and develop the CAP at $0.5 million which we have fully accrued. We are working with insurance carriers who provided coverage to a previous owner and operator of the site, and at this time we cannot reasonably estimate the cost associated with any remedial action we would be required to undertake and have not provided for any remedial action in our accompanying consolidated financial statements. Should extensive remedial action ultimately be required, and if those costs are not found to be covered by insurance, the cost of remediation could have a material adverse effect on our results of operations and cash flows.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

Everett, Washington NRD Action – In November 2014, we received a letter from the Natural Resource Damage Trustee Council (NRD), a Federal Agency, regarding a potential multi-party settlement of an impending damage claim related to historic environmental contamination on a site we sold in December 2013. In September 2015 we entered into a settlement agreement where we will pay $1.2 million to settle the claim. Of the $1.2 million, the prior insurance carrier of the site has agreed to fund $1.0 million of the settlement. All amounts related the settlement are fully accrued and we do not expect to incur any significant further loss related to the settlement of this matter.

In 2015, we entered into a Consent Order and Agreement, or COA, with the Pennsylvania Department of Environmental Protection, or PaDEP, to remove a pile of wood fiber waste from our site in Towanda, Pennsylvania, which we acquired in connection with our acquisition of CMI in 2013, by using it as fuel for a boiler at that site. The COA replaced a 1995 Consent Decree between CMI’s predecessor Masonite, Inc. and PaDEP. Under the COA, we are required to achieve certain periodic removal objectives and ultimately remove the entire pile by August 31, 2022. There is currently $10.7 million in bonds posted in connection with these obligations. If we are unable to remove this pile by August 31, 2022, then the bonds will be forfeited and we may be subject to penalties by PaDEP. We currently anticipate meeting all applicable removal deadlines; however, if our operations at this site decrease and we burn less fuel than currently anticipated then we may not be able to meet such deadlines.

Service Agreements – In February 2015, we entered into a strategic servicing agreement with a third party vendor to identify and execute cost reduction opportunities. The agreement provided for a tiered fee structure directly tied to cost savings realized. This contract terminated pursuant to its own terms on December 31, 2015, and we will continue incur fees associated with this agreement based upon realized cost savings from opportunities identified during the agreement.

Employee Stock Ownership Plan – We provide cash to our U.S. ESOP plan in order to fund required distributions to participants. No additional funding for distributions is expected for 2016.

Lease Commitments – We have various operating lease agreements primarily for facilities, manufacturing equipment, airplanes and vehicles. These obligations generally have remaining non-cancelable terms extending to the year 2030. Minimum annual lease payments are as follows (amounts in thousands):

	Continuing Operations	Discontinued Operations
2016	$30,359	$83
2017	24,487	73
2018	17,181	38
2019	12,193	30
2020	9,276	24
Thereafter	6,027	—

	$99,523	$248

Rent expense from continuing operations was $35.8 million in 2015, $40.5 million in 2014 and $43.5 million in 2013. Rent expense from discontinued operations was $0.1 million in both 2015 and 2014 and $1.0 million in 2013.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

Note 32. Employee Retirement and Pension Benefits

U.S. Defined Benefit Pension Plan – Certain U.S. hourly employees participate in our defined benefit pension plan. The plan is not open to new employees. Pension expense, as recorded in the consolidated statements of operations, is determined by using weighted-average assumptions made on January 1 of each year as summarized below:

(amounts in thousands) Components of pension benefit expense – U.S. benefit plan	2015	2014	2013
Service cost	$2,590	$1,800	$1,630
Interest cost	16,055	16,675	15,259
Expected return on plan assets	(21,213)	(19,028)	(16,506)
Amortization of net actuarial pension loss	12,803	7,609	16,608

Pension benefit expense	$10,235	$7,056	$16,991

Discount rate	3.75%	4.75%	3.75%
Expected long-term rate of return on assets	7.00%	7.00%	7.00%
Compensation increase rate	N/A	N/A	N/A

The new mortality tables published by the Society of Actuaries were adopted in 2014 and represent our best estimate of future experience. We developed the discount rate based on the plan’s expected benefit payments using the December 31, 2015 Citigroup Pension Discount Curve. Based on this analysis, we selected a 3.75% discount rate. As the discount rate is reduced or increased, the pension obligation would increase or decrease, respectively, and future pension expense would increase or decrease, respectively.

Pension benefit expense from amortization of net actuarial pension loss is estimated to be $12.4 million in 2016.

We maintain policies for investment of pension plan assets. The policies set forth stated objectives and a structure for managing assets, which includes various asset classes and investment management styles that, in the aggregate, are expected to produce a sufficient level of diversification and investment return over time and provide for the availability of funds for benefits as they become due. The policies also provide guidelines for each investment portfolio that control the level of risk assumed in the portfolio and ensure that assets are managed in accordance with stated objectives. The plan invests primarily in publicly-traded equity and debt securities as directed by the plan’s investment committee. The pension plan’s expected return assumption is based on the weighted average aggregate long-term expected returns of various actively managed asset classes corresponding to the plan’s asset allocation. We have selected an expected return on plan assets based on a historical analysis of rates of return, our investment mix, market conditions and other factors. The fair value of plan assets decreased in 2015 and increased 2014 due primarily to investment returns and contributions in excess of benefit payments.

(amounts in thousands) Change in fair value of plan assets – U.S. benefit plan	2015	2014
Balance at beginning of period	$300,183	$265,176
Actual return on plan assets	(4,877)	34,598
Company contribution	14,320	16,577
Benefits paid	(14,027)	(14,432)
Administrative expenses paid	(2,544)	(1,736)

Balance at end of period	$293,055	$300,183

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

The plan’s investments are summarized below:

	% of Plan Assets
Summary of plan investments – U.S. benefit plan	2015	2014
Equity securities	58.5	59.1
Debt securities	37.1	38.2
Other	4.4	2.7

	100.0	100.0

The plan’s projected benefit obligation is determined by using weighted-average assumptions made on December 31 of each year as summarized below:

(amounts in thousands) Change in projected benefit obligation – U.S. benefit plan	2015	2014
Balance at beginning of period	$433,790	$358,394
Service cost	2,590	1,800
Interest cost	16,055	16,674
Actuarial (gain) loss	(43,405)	73,090
Benefits paid	(14,027)	(14,432)
Administrative expenses paid	(2,544)	(1,736)

Balance at end of period	$392,459	$433,790

Discount rate	4.25%	3.75%
Compensation increase rate	N/A	N/A

As of December 31, 2015, the plan’s estimated benefit payments for the next ten years are as follows (amounts in thousands):

2016	$14,314
2017	14,987
2018	15,669
2019	16,532
2020	17,386
2021-2025	99,401

The Plan currently exceeds the Pension Protection Act of 2006 guidelines, and expects to be in excess of the guidelines in the near future, therefore, no future contributions are required, however, we expect to contribute $10.0 million to the Plan in 2016.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

The plan’s accumulated benefit obligation of $392.5 million is determined by taking the projected benefit obligation and removing the impact of the assumed compensation increases. The plan’s funded status as of December 31, 2015 and December 31, 2014 is as follows:

(amounts in thousands) Unfunded pension liability – U.S. benefit plan	2015	2014
Projected benefit obligation at year-end	$392,459	$433,790
Fair value of plan assets at year-end	(293,055)	(300,183)

Unfunded pension liability	99,404	133,607
Current portion	(10,000)	(18,415)

Long-term unfunded pension liability	$89,404	$115,192

The current portion of the unfunded pension liability is recorded in accrued payroll and benefits and is equal to the expected employer contributions in the following year.

Net actuarial pension losses are recorded in consolidated other comprehensive income (loss) as follows:

(amounts in thousands) Accumulated other comprehensive income (loss) – U.S. benefit plan	2015	2014	2013
Net actuarial pension loss beginning of year	$160,170	$110,258	$198,233
Amortization of net actuarial loss	(12,803)	(7,608)	(16,608)
Net (gain) loss occurring during year	(17,315)	57,520	(71,367)

Net actuarial pension loss at year-end	130,052	160,170	110,258
Tax benefit	(15,041)	(15,041)	(15,041)

Net actuarial pension loss at year-end, net of tax	$115,011	$145,129	$95,217

Non-U.S. Defined Benefit Plans – We have several other defined benefit plans located outside the U.S. that are country specific. Some of these plans remain open to participants and others are closed. The expenses related to these plans are recorded in the consolidated statements of operations and are determined by using weighted-average assumptions made on January 1 of each year as summarized below.

(amounts in thousands) Components of pension benefit expense – Non-U.S. benefit plans	2015	2014
Service cost	$4,821	$5,718
Interest cost	970	1,332
Expected return on plan assets	(871)	(979)
Amortization of net actuarial pension loss	334	98

Pension benefit expense	$5,254	$6,169

Discount rate	0.7 – 9.0%	0.9 – 8.5%
Expected long-term rate of return on assets	0.0 – 5.3%	0.0 – 6.5%
Compensation increase rate	0.5 – 7.0%	2.0 – 7.0%

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

Non-U.S. pension benefit expenses from amortization of net actuarial pension losses are estimated to be $0.8 million in 2016.

(amounts in thousands) Change in fair value of plan assets – Non-U.S. benefit plans	2015	2014
Balance at beginning of period	$14,501	$17,382
Actual return on plan assets	603	(859)
Company contribution	500	828
Benefits paid	(843)	(1,357)
Administrative expenses paid	(23)	(74)
Cumulative translation adjustment	(1,558)	(1,419)

Balance at end of period	$13,180	$14,501

The investments of the non-U.S. plans are summarized below:

	% of Plan Assets
Summary of plan investments – Non-U.S. benefit plans	2015	2014
Equity securities	45.9	49.0
Debt securities	22.2	21.3
Other	31.9	29.7

	100.0	100.0

The projected benefit obligation for the non-U.S. plans is determined by using weighted-average assumptions made on December 31 of each year as summarized below:

(amounts in thousands) Change in projected benefit obligation – Non-U.S. benefit plans	2015	2014
Balance at beginning of period	$33,411	$36,631
Service cost	1,284	1,537
Interest cost	970	1,332
Actuarial (gain) loss	(183)	832
Benefits paid	(2,947)	(2,543)
Administrative expenses paid	(355)	(74)
Cumulative translation adjustment	(2,954)	(4,304)

Balance at end of period	$29,226	$33,411

Discount rate	0.7 – 3.7%	1.3 – 8.5%
Compensation increase rate	0.5 – 2.5%	0.5 – 7.0%

As of December 31, 2015, the estimated benefit payments for the non-U.S. plans over the next ten years are as follows (amounts in thousands):

2016	$1,488
2017	2,176
2018	1,989
2019	1,958
2020	2,142
2021-2025	12,833

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

The accumulated benefit obligations of $28.1 million for the non-U.S. plans are determined by taking the projected benefit obligation and removing the impact of the assumed compensation increases. We expect to contribute $0.4 million to the non-U.S. plans in 2016.

The funded status of these plans as of December 31, 2015 and December 31, 2014 are as follows:

(amounts in thousands) Unfunded pension liability – Non-U.S. benefit plans	2015	2014
Projected benefit obligation at year-end	$29,226	$33,411
Fair value of plan assets at year-end	(13,180)	(14,501)

Unfunded pension liability	16,046	18,910
Current portion	(156)	(35)

Long-term unfunded pension liability	$15,890	$18,875

The current portion of the unfunded pension liability is recorded in accrued payroll and benefits and is equal to the expected employer contributions in the following year.

Net actuarial pension losses are recorded in consolidated other comprehensive income (loss) as follows:

(amounts in thousands) Accumulated other comprehensive income (loss) – Non-U.S. benefit plans	2015	2014	2013
Net actuarial pension loss beginning of period	$5,931	$3,668	$8,320
Amortization of net actuarial gain (loss)	367	(36)	(643)
Net (gain) loss occurring during year	(1,073)	2,515	(3,817)
Cumulative translation adjustment	(65)	(216)	(192)

Net actuarial pension loss at end of period	5,160	5,931	3,668
Tax benefit	(1,366)	(1,555)	(1,033)

Net actuarial pension loss at end of period, net of tax	$3,794	$4,376	$2,635

Other Defined Contribution Plans – U.S. elective contributions to the 401(k) plan are discussed in Note 33 – Employee Stock Ownership Plan. We have several other defined contribution plans located outside the U.S. that are country specific. Other plans that are characteristically defined contribution plans have accrued liabilities of $1.4 million at December 31, 2015 and December 31, 2014. The total compensation expense for non-U.S. defined contribution plans was $13.3 million in 2015, $13.5 million in 2014 and $8.1 million in 2013.

Note 33. Employee Stock Ownership Plan

We have an employee stock ownership plan (ESOP) that covers eligible U.S. employees. The assets of the ESOP are held in a separate trust (the ESOP Trust) established for that purpose. According to the terms of the ESOP, our obligation to the participants is limited to the value of the cash, common stock, or other assets held in the ESOP Trust. At the discretion of the JWH Board of Directors, we can elect to contribute matching contributions to either the Company’s ESOP or 401(k) Plan. For the years ended December 31, 2015, 2014 and 2013, a match of 100% of employee contributions up to 3% of wages was approved to be contributed to the 401(k) Plan. As a result, we recorded compensation expense of $9.3 million in 2015, $9.0 million in 2014 and $8.7 million in 2013. Of those contributions the amount relating to discontinued operations was $0.2 million in 2013. No amounts related to discontinued operations in 2015 or 2014.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

The ESOP contains both Company funded sub-accounts and employee funded sub-accounts within the Plan. The majority of Company-funded sub-accounts have a delayed payment feature while distributions from the ESOP 401(k) are payable the year following the event. The value of ESOP participant accounts associated with Company contributions is payment-delayed for six years after the employee leaves employment. Payments for retirement, disability and death are not subject to this delay. In addition, an installment feature applies to balances of $25,000 or more.

Currently, all ESOP participant accounts, including accounts of former employees with the exception of those that fall under a limited grandfathering rule, are valued according to the ongoing value of our stock. Therefore, the value of substantially all ESOP accounts is tied to our stock, which is the primary asset of the ESOP Trust.

Repurchases of common stock from ESOP Trust – Based on periodic assessment of planned distributions to participants, we are obligated to repurchase common stock from the ESOP Trust based on the fair value of such shares for ESOP purposes. The fair value of the Company’s common stock held by the ESOP Trust is determined for ESOP purposes on a quarterly basis by an appraiser. The current fair value is $303.30 per share, as most recently determined as of September 30, 2015. The determination of the fair value as of December 31, 2015 is made once the annual financial statements are issued. We repurchased shares from the ESOP that totaled $12.1 million in 2015, $14.8 million in 2014 and $16.1 million in 2013.

Note 34. Related Party Transactions

Notes Receivable from Directors – Notes receivable and interest due from our current and former directors or family members relate to cash advances and are partially secured by our stock. Such amounts totaled $2.2 million at December 31, 2015 and $16.4 million at December 31, 2014 and have been recorded as a reduction to equity as the borrowers have significant influence over the Company and there is current uncertainty as to whether the amounts will be repaid in cash or by a return of our stock.

Receivables from the Estate of Richard L. Wendt – The estate of Richard L. Wendt (“RLW”) is considered a significant shareholder of JWH and a Company director is a trustee of the estate. We held short- and long-term receivables that originated directly from transactions with RLW, or from transactions with entities that were owned by RLW, who was a Company director until his death in 2010. In December 2014, we signed an agreement that restructured the terms of these receivables. The outstanding principal of the note was reduced by a $7.1 million non-cash exchange for 32,317 shares of JWH stock. The remaining principal of $12.6 million continued to bear interest at prime plus 3.25%, with a minimum interest rate of 5.50% and a maximum interest rate of 9.50% per annum. The note was paid in full in August 2015. These notes were secured by JWH stock and recorded as deductions to equity. We received interest payments of $0.5 million in 2015 and $4.2 million in 2014. No interest payments were received in 2013.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

(amounts in thousands)	2015	2014	2013
Notes receivable and accrued interest balance, January 1	$16,380	$27,496	$26,091
Cash payments	(14,850)	(4,474)	(251)
Non-cash payments	—	(8,359)	—
Interest accrued	629	1,717	1,656

Notes receivable and accrued interest balance, December 31	$2,159	$16,380	$27,496

Interest rates, December 31	5.50%	5.25-6.50%	5.25-6.50%

Amounts due from the estate of RLW	$—	$12,603	$22,441
Amounts due from other directors and family	2,159	3,777	5,055

	$2,159	$16,380	$27,496

Payments to Onex Partners – As part of the original Onex investment transaction, we agreed to pay Onex Partners for management services they provide. Total fees paid were $0.6 million in 2015, $1.8 million in 2014 and $1.6 million in 2013.

Payments to JWTR, LLC – JWTR, LLC (“JWTR”) is a timber and real estate development company that is wholly owned by the estate of RLW. We paid JWTR and its subsidiaries $3.1 million in 2013 for logs, timberland management and logging services. No payments were made in 2015 or 2014.

Aviation Department – In 2014 we restructured our aviation department, downsizing from three aircraft to one and moving the operation from Oregon to North Carolina. As part of the restructuring plan, one of the aircraft was subleased to RLW. The lease runs through January of 2017. In the agreement, we pay the ongoing lease payments of $79,000 per month and RLW pays a nominal amount to us. RLW is responsible for all maintenance and operational costs. This was done to decrease the costs and extend the cash outflow associated with exiting the aircraft lease. In addition, the aircraft hangar located in Klamath Falls, Oregon was sold to Fairmount Aviation for fair value of $2.0 million. Fairmount is a newly formed aviation company controlled by a director and family member.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

Note 35. Supplemental Cash Flow Information

(amounts in thousands)	2015	2014	2013
Non-Cash Investing Activities
Property, equipment and intangibles purchased in accounts payable	$4,128	$4,454	$5,104
Property and equipment purchased for debt	—	207	1,687
Notes receivable and accrued interest from employees and directors settled with return of JWH stock	49	7,110	—
Customer accounts receivable converted to notes receivable	174	911	364

Cash Financing Activities
Stock repurchases	$(32,569)	$(7,163)	$(1)
For repurchase of ESOP shares to fund distribution	(12,127)	(14,765)	(16,073)

Common stock purchased	$(44,696)	$(21,928)	$(16,074)

Borrowings on notes payable	$8,017	$2,006	$3,992
Payments on notes payable	(11,437)	(5,344)	(2,947)

Change in notes payable	$(3,420)	$(3,338)	$1,045

Non-Cash Financing Activities
Debt issuance costs deducted from long-term debt borrowings	$1,279	$230	$650
Non-cash borrowings on term loan	$—	$—	$65,121
Non-cash repayments on senior secured revolving credit facility	$—	$—	$(65,121)
Common stock issued as consideration for acquisition	$2,000	$—	$—

Note 36. Subsequent Events

On December 23, 2015, we signed a purchase agreement to acquire TREND Windows & Doors, a leading manufacturer and supplier of windows and doors in Australia. The purchase price was approximately $37.1 million Australian dollars, subject to customary closing conditions. The transaction closed on February 1, 2016.

On May 31, 2016, we converted from an Oregon corporation to a Delaware corporation. Under our Delaware charter, we have the authority to issue up to 31,560,000 shares, of which (a) 22,810,000 shares may be common stock, with a par value $0.01 per share (the “Total Common Stock”) and (b) 8,750,000 shares may be preferred stock, with a par value $0.01 per share (the “preferred stock”, together with the Total Common Stock, is referred to as the “Capital Stock”).

Upon conversion, our Total Common Stock was designated in two separate series: (i) 22,379,800 shares were designated common stock (the “Common Stock”); and (ii) 430,200 shares were designated Class B-1 Common Stock (the “Class B-1 Common Stock”). The powers, preferences and rights, and limitations or restrictions of the Common Stock and the Class B-1 Common Stock are unchanged from our Oregon charter with the Class B-1 Common Stock participating in voting and dividends on an as-converted basis. Upon our conversion, we had 1,620,850 shares of Common Stock outstanding and 7,506 shares of Class B-1 Common Stock outstanding.

Upon conversion, our preferred stock was designated into the following separate series:

(i)	2,922,634 shares were designated Series A-1 Convertible Preferred Stock (the “Series A-1 Stock”) corresponding to outstanding shares of Series A Stock originally issued on October 3, 2011 or November 8, 2011;

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2015, 2014 and 2013

(ii)	208,760 shares were designated Series A-2 Convertible Preferred Stock (the “Series A-2 Stock”) corresponding to outstanding shares of Series A Convertible Preferred Stock originally issued on October 24, 2012;

(iii)	843,132 shares were designated Series A-3 Convertible Preferred Stock (the “Series A-3 Stock”) corresponding to outstanding shares of Series A Convertible Preferred Stock originally issued on April 30, 2013;

(iv)	4,775,473 shares were designated Series A-4 Convertible Preferred Stock (the “Series A-4 Stock”); and

(v)	one share was designated “Series B Preferred Stock” corresponding to the outstanding share of our Series B Preferred Stock.

The powers, preferences and rights, and limitations or restrictions of our preferred stock remain unchanged from our Oregon charter. Upon our conversion, we had 2,922,634 shares of Series A-1 Stock, 208,760 shares of Series A-2 Stock, 843,132 shares of our Series A-3, no shares of our Series A-4 Stock and 1 share of our Series B Preferred Stock outstanding.

We have evaluated subsequent events from the balance sheet date through June 1, 2016, the date at which the financial statements were issued, and determined that there are no other items to disclose.

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF REGISTRANT JELD-WEN HOLDING, INC.

Parent Company Information

CONDENSED STATEMENTS OF OPERATIONS and COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
(amounts in thousands)	2015	2014	2013
Selling, general and administrative	$28,522	$15,878	$7,618
Equity in income (loss) of subsidiary	119,371	(68,549)	(55,639)
Other income (expense)
Interest income	206	515	528
Interest expense	(110)	(170)	(4,150)
Other	(27)	(27)	(1,527)

Income (loss) before taxes	90,918	(84,109)	(68,406)
Income tax benefit (expense)	—	—	—

Net income (loss)	$90,918	$(84,109)	$(68,406)

Comprehensive income (loss):
Net income (loss)	$90,918	$(84,109)	$(68,406)
Other comprehensive income (loss), net of tax:
Equity in comprehensive (loss) income of subsidiary	(59,136)	(136,428)	37,759

Total other comprehensive (loss) income, net of tax	(59,136)	(136,428)	37,759

Total comprehensive income (loss)	$31,782	$(220,537)	$(30,647)

See Notes to Condensed Financial Information.

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF REGISTRANT

JELD-WEN HOLDING, INC.

Parent Company Information

CONDENSED BALANCE SHEETS

(amounts in thousands)	December 31, 2015	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents	$955	$2,258
Receivable from subsidiary	1	—
Other current assets	604	10

Total current assets	1,560	2,268
Property and equipment, net	3,641	—
Investment in subsidiary	414,727	759,000
Long-term notes receivable	22	241

Total assets	$419,950	$761,509

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$603	$10
Current payable to subsidiary	3,126	2,147
Accrued expenses and other current liabilities	159	82
Notes payable and current maturities of long-term debt	728	1,187

Total current liabilities	4,616	3,426
Long-term debt	1,924	2,652
Non-current payable to subsidiary	221	3,275

Total liabilities	6,761	9,353

Commitments and contingencies (Note 5)
Convertible preferred shares	481,937	817,121

Stockholders’ equity (deficit)
Common Stock: 22,810,000 shares authorized, no par value, 1,627,026 and 1,796,329 shares outstanding as of December 31, 2015 and December 31, 2014, respectively	86,201	180,902
Accumulated deficit	(154,949)	(245,867)

Total stockholders’ deficit	(68,748)	(64,965)

Total liabilities, convertible preferred shares, and shareholders’ deficit	$419,950	$761,509

See Notes to Condensed Financial Information.

SCHEDULE I – CONDENSED FINANCIAL INFORMATION OF REGISTRANT

JELD-WEN HOLDING, INC.

Parent Company Information

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
(amounts in thousands)	2015	2014	2013
OPERATING ACTIVITIES
Net income (loss)	$90,918	$(84,109)	$(68,406)
Adjustments to reconcile net loss to cash used in operating activities:
Amortization of deferred financing costs	—	—	104
(Income) loss from subsidiary investment	(119,371)	68,549	55,639
Other items, net	(180)	(506)	(430)
Litigation settlement funded by subsidiaries	325	5,557	227
Payment to option holders funded by subsidiaries	11,780	832	47
Stock-based compensation	15,620	7,968	5,665
Net change in operating assets and liabilities, net of effect of acquisitions:
Receivables and payables from subsidiaries	(75)	(1,326)	175
Other assets	(595)	—	—
Accounts payable and accrued expenses	670	(42)	(53)

Net cash used in operating activities	(908)	(3,077)	(7,032)

INVESTING ACTIVITIES
Purchases of property and equipment	(3,641)	—	—
Cash received on notes receivable	219	12	16
Proceeds from sales of subsidiaries’ shares	461,927	17,943	76,485
Dividend received from subsidiary	—	1,500	—

Net cash provided by investing activities	458,505	19,455	76,501

FINANCING ACTIVITIES
Issuance of convertible preferred shares, net of transaction costs	—	—	1
Distributions paid	(419,216)	—	—
Payments of long-term debt	(1,187)	(1,187)	(53,554)
Employee note repayments	4,144	1,142	197
Common stock issued	2,006	—	—
Common stock repurchased	(44,647)	(14,766)	(16,073)

Net cash used in financing activities	(458,900)	(14,811)	(69,429)

Effect of foreign currency exchange rates on cash	—	—	—

Net (decrease) increase in cash and cash equivalents	(1,303)	1,567	40
Cash and cash equivalents, beginning	2,258	691	651

Cash and cash equivalents, ending	$955	$2,258	$691

Supplemental Cash Flow Information:
Conversion of convertible bridge note and accrued interest to convertible preferred stock	$—	$—	$(71,547)
Non-cash issuance of shares for subsidiary acquisition	$2,000	$—	$—
Notes receivable and accrued interest from employees and directors settled with return of JWH stock	$—	$7,110	$—
Subsidiary non-cash director notes and accrued interest activity	$10,438	$3,478	$(1,068)

See Notes to Condensed Financial Information.

JELD-WEN HOLDING, INC.

Parent Company Information

NOTES TO CONDENSED FINANCIAL INFORMATION

Note 1. Summary of Significant Accounting Policies

Accounting policies adopted in the preparation of this condensed parent company only financial information are the same as those adopted in the consolidated financial statements and described in Note 1 of the consolidated financial statements included in this Annual Report.

Nature of Business – JELD-WEN Holding, inc., (the “Parent Company”) (an Oregon corporation) was formed by Onex Partners III LP to effect the acquisition of JELD-WEN, Inc. and had no activities prior to the acquisition of JELD-WEN, Inc. on October 3, 2011. The Parent Company is a holding company with no material operations of its own that conducts substantially all of its activities through its direct subsidiary, JELD-WEN Inc. and its subsidiaries.

The accompanying condensed parent-only financial information includes the accounts of the Parent Company and, on an equity basis, its direct and indirect subsidiaries and affiliates. Accordingly, these financial statements have been presented on a “parent-only” basis. Under a parent-only presentation, the Condensed Parent Company’s investments in subsidiaries are presented under the equity method of accounting. These parent-only financial statements should be read in conjunction with the JELD-WEN Holding, Inc. and subsidiaries audited consolidated financial statements included elsewhere herein.

The condensed parent-only financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the subsidiaries of the Company exceed 25% of the consolidated net assets of the Company. The ability of the Company’s operating subsidiaries to pay dividends may be restricted due to the terms of the subsidiaries’ financing arrangements (see Note 17 to the consolidated financial statements).

Notes Receivable – Notes receivable are recorded at their net realizable value. The balance consists of affiliate notes with $0 allowance for doubtful notes as of December 31, 2015 and 2014. The allowance for doubtful notes, if any, is based upon historical loss trends and specific reviews of delinquent notes.

Property and Equipment – Property and equipment is recorded at cost. The cost of major additions and betterments are capitalized and depreciated using the straight-line method over their estimated useful lives while replacements, maintenance and repairs that do not improve or extend the useful lives of the related assets or adapt the property to a new or different use are expensed as incurred.

Depreciation is generally provided over the following estimated useful service lives:

Buildings	15 – 45 years

Note 2. Property and Equipment, Net

(amounts in thousands)	2015	2014
Buildings	3,641	—

Total depreciable assets	3,641	—
Accumulated depreciation	—	—

	$3,641	$—

Depreciation expense was $0.0 million the years ended December 31, 2015, 2014 and 2013, respectively.

JELD-WEN HOLDING, INC.

Parent Company Information

NOTES TO CONDENSED FINANCIAL INFORMATION

Note 3. Long-Term Debt

(amounts in thousands)	December 31, 2015 Interest Rate	December 31, 2015	December 31, 2014
Installment notes for stock	3.00 - 8.00%	$2,652	$3,839

Current maturities of long-term debt		(728)	(1,187)

		$1,924	$2,652

	Maturities by year:
	2016	$728
	2017	686
	2018	686
	2019	552
	2020	—
	Thereafter	—

		2,652

Installment Notes for Stock – These notes represent amounts due to former or retired employees for repurchases of the Parent Company stock that are payable over 5 or 10 years depending on the amount with payments through 2019.

Note 4. Stock Compensation

For discussion of stock compensation expense of the Parent Company and its subsidiaries, see Note 24 to the consolidated financial statements.

Note 5. Commitments and Contingencies

For discussion of the commitments and contingencies of the subsidiaries of the Parent Company see Note 31 to the consolidated financial statements.

Note 6. Related Party Transactions

Notes Receivable from Directors – Notes receivable and interest due from our current and former directors or family members relate to cash advances and are partially secured by our stock. Such amounts totaled $2.2 million at December 31, 2015 and $16.4 million at December 31, 2014 and have been recorded as a reduction to equity as the borrowers have significant influence over the Company.

Payments to Onex Partners – As part of the original Onex investment transaction, we agreed to pay Onex Partners for management services they provide. Total fees paid were $0.6 million in 2015, $1.8 million in 2014 and $1.6 million in 2013 and are included in SG&A expense in the accompanying condensed financial statements.

Note 7. Subsequent Events

On May 31, 2016, we converted from an Oregon corporation to a Delaware corporation. Under our Delaware charter, we have the authority to issue up to 31,560,000 shares, of which (a) 22,810,000 shares may be common stock, with a par value $0.01 per share (the “Total Common Stock”) and (b) 8,750,000 shares may be preferred stock, with a par value $0.01 per share (the “preferred stock”, together with the Total Common Stock, is referred to as the “Capital Stock”).

JELD-WEN HOLDING, INC.

Parent Company Information

NOTES TO CONDENSED FINANCIAL INFORMATION

Upon conversion, our Total Common Stock is designated in two separate series: (i) 22,379,800 shares shall be designated common stock (the “Common Stock”); and (ii) 430,200 shares shall be designated Class B-1 Common Stock (the “Class B-1 Common Stock”). The powers, preferences and rights, and limitations or restrictions of the Common Stock and the Class B-1 Common Stock are unchanged from our Oregon charter with the Class B-1 Common Stock participating in voting and dividends on an as-converted basis. Upon our conversion, we had 1,620,850 shares of Common Stock outstanding and 7,506 shares of Class B-1 Common Stock outstanding.

Upon conversion, our preferred stock is designated into the following separate series:

(i) 2,922,634 shares shall be designated Series A-1 Convertible Preferred Stock (the “Series A-1 Stock”) corresponding to outstanding shares of Series A Convertible Preferred Stock originally issued on October 3, 2011 or November 8, 2011;

(ii) 208,760 shares shall be designated Series A-2 Convertible Preferred Stock (the “Series A-2 Stock”) corresponding to outstanding shares of Series A Convertible Preferred Stock originally issued on October 24, 2012;

(iii) 843,132 shares shall be designated Series A-3 Convertible Preferred Stock (the “Series A-3 Stock”) corresponding to outstanding shares of Series A Convertible Preferred Stock originally issued on April 30, 2013;

(iv) 4,775,473 shares shall be designated Series A-4 Convertible Preferred Stock (the “Series A-4 Stock”); and

(v) one share shall be designated “Series B Preferred Stock” corresponding to the outstanding share of our Series B Preferred Stock.

The powers, preferences and rights, and limitations or restrictions of our preferred stock remain unchanged from our Oregon charter. Upon our conversion, we had 2,922,634 shares of Series A-1 Stock, 208,760 shares of Series A-2 Stock, 843,132 shares of our Series A-3, no shares of our Series A-4 Stock and 1 share of our Series B Preferred Stock outstanding.

We have evaluated subsequent events from the balance sheet date through June 1, 2016, the date at which the financial statements were issued, and determined that there are no other items to disclose.

JELD-WEN HOLDING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended		Nine Months Ended
(amounts in thousands)	September 24, 2016	September 26, 2015	September 24, 2016	September 26, 2015
Net revenues	$932,475	$874,331	$2,693,630	$2,490,112
Cost of sales	721,887	690,800	2,112,185	1,994,968

Gross margin	210,588	183,531	581,445	495,144
Operating expenses
Selling, general and administrative	135,910	130,380	408,360	370,021
Impairment and restructuring charges	3,945	2,316	9,045	15,557

Operating income	70,733	50,835	164,040	109,566
Other (expense) income
Interest expense, net	(18,547)	(17,917)	(53,725)	(40,549)
Other	7,731	9,823	8,960	9,979

Income before taxes, equity earnings and discontinued operations	59,917	42,741	119,275	78,996
Income tax (expense) benefit	(14,358)	(1,160)	5,633	(7,575)

Income from continuing operations, net of tax	45,559	41,581	124,908	71,421
Equity earnings of non-consolidated entities	1,198	640	2,450	1,233
Loss from discontinued operations, net of tax	(2,741)	(570)	(2,845)	(2,045)

Net income	$44,016	$41,651	$124,513	$70,609
Convertible preferred stock dividends	(30,107)	(352,036)	(108,215)	(352,036)

Net income attributable to common shareholders	$13,909	$(310,385)	$16,298	$(281,427)

Weighted average common shares outstanding:
Basic	1,636,475	1,616,083	1,633,198	1,677,121
Diluted	7,703,385	1,616,083	1,923,341	1,677,121
Income (loss) per share from continuing operations
Basic	$10.17	$(191.71)	$11.72	$(166.58)
Diluted	$6.07	$(191.71)	$9.95	$(166.58)
Loss per share from discontinued operations
Basic	$(1.67)	$(0.35)	$(1.74)	$(1.22)
Diluted	$(0.36)	$(0.35)	$(1.48)	$(1.22)
Net income (loss) per share
Basic	$8.50	$(192.06)	$9.98	$(167.80)
Diluted	$5.71	$(192.06)	$8.47	$(167.80)

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.

JELD-WEN HOLDING, INC.

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

(unaudited)

	Three Months Ended		Nine Months Ended
(amounts in thousands)	September 24, 2016	September 26, 2015	September 24, 2016	September 26, 2015
Net income	$44,016	$41,651	$124,513	$70,609
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments, net of tax of $0	3,875	(23,872)	11,732	(72,691)
Interest rate hedge adjustments, net of tax of $0	812	(9,800)	(11,771)	(12,971)
Defined benefit pension plans, net of tax of $0	3,071	3,081	9,236	9,231

Total other comprehensive income (loss), net of tax	7,758	(30,591)	9,197	(76,431)

Total comprehensive income (loss)	$51,774	$11,060	$133,710	$(5,822)

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.

JELD-WEN HOLDING, INC.

CONSOLIDATED BALANCE SHEETS

(unaudited)

(amounts in thousands)	September 24, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$65,357	$113,571
Restricted cash	1,142	706
Accounts receivable, net	492,965	321,079
Inventories	361,724	343,736
Other current assets	46,974	35,326

Total current assets	968,162	814,418
Property and equipment, net	727,386	720,843
Goodwill	510,658	482,506
Intangible assets, net	122,983	78,318
Other assets	106,624	86,288

Total assets	$2,435,813	$2,182,373

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$216,844	$166,686
Accrued payroll and benefits	144,941	139,621
Accrued expenses and other current liabilities	219,988	164,544
Notes payable and current maturities of long-term debt	17,187	16,594

Total current liabilities	598,960	487,445
Long-term debt	1,255,000	1,243,726
Unfunded pension liability	106,615	106,748
Deferred credits and other liabilities	96,997	94,262

Total liabilities	2,057,572	1,932,181
Commitments and contingencies (Note 21)
Convertible preferred shares	458,236	481,937
Stockholders’ deficit
Common Stock: 22,810,000 shares authorized, $0.01 par value per share, 1,633,509 and 1,627,026 shares outstanding as of September 24, 2016 and December 31, 2015, respectively	16	16
Additional paid-in capital	104,225	86,185
Accumulated deficit	(30,436)	(154,949)
Accumulated other comprehensive loss	(153,800)	(162,997)

Total stockholders’ deficit	(79,995)	(231,745)

Total liabilities, convertible preferred shares, and stockholders’ deficit	$2,435,813	$2,182,373

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.

JELD-WEN HOLDING, INC.

CONSOLIDATED STATEMENTS OF EQUITY

(unaudited)

	Nine Months Ended
(amounts in thousands, except share and per share amounts)	September 24, 2016		September 26, 2015
	Shares	Amount	Shares	Amount
Common Stock
Common Stock, $0.01 par value
Balance as of January 1	1,620,840	$16	1,796,119	$18
Shares issued	—	—	1,136	—
Shares issued for exercise/vesting of stock options	1,202	—	57	—
B-1 Common shares converted to common	—	—	135	—
Shares repurchased	—	—	(188,529)	(2)

Balance at period end	1,622,042	$16	1,608,918	$16

B-1 Common Stock, $0.01 par value
Balance as of January 1	6,186	$—	210	$—
Shares issued for exercise of stock options	5,281	—	4,991	—
B-1 Common shares converted to common	—	—	(95)	—

Balance at period end	11,467	$—	5,106	$—

Balance at period end		$16		$16

Additional paid-in capital
Balance as of January 1		$89,264		$198,364
Shares issued		—		250
Shares issued for exercise of stock options		1,016		1,235
Shares repurchased		—		(44,694)
Distributions on common stock		—		(84,033)
Amortization of share-based compensation		14,944		8,672

Balance at period end		$105,224		$79,794

Director notes
Balance as of January 1		$(2,068)		$(16,127)
Net issuances, payments and accrued interest on Notes		2,068		14,086

Balance at period end		$—		$(2,041)

Employee stock notes
Balance as of January 1		$(1,011)		$(1,353)
Net issuances, payments and accrued interest on Notes		12		337

Balance at period end		$(999)		$(1,016)

Balance at period end		$104,225		$76,737

Accumulated deficit
Balance as of January 1		$(154,949)		$(245,867)
Net income		124,513		70,609

Balance at period end		$(30,436)		$(175,258)

Accumulated other comprehensive (loss) income
Foreign currency adjustments
Balance as of January 1		$(33,575)		$45,061
Change during period		11,732		(72,691)

Balance at end of period		(21,843)		(27,630)

Unrealized (loss) gain on interest rate hedges
Balance as of January 1		$(10,617)		$583
Change during period		(11,771)		(12,971)

Balance at end of period		(22,388)		(12,388)

Net actuarial pension (loss) gain
Balance as of January 1		(118,805)		(149,505)
Change during period		9,236		9,231

Balance at end of period		(109,569)		(140,274)

Balance at period end		$(153,800)		$(180,292)

Total stockholders’ deficit at end of period		$(79,995)		$(278,797)

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.

JELD-WEN HOLDING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Nine Months Ended
(amounts in thousands)	September 24, 2016	September 26, 2015
OPERATING ACTIVITIES
Net income	$124,513	$70,609
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	77,518	69,793
Deferred income taxes	(31,427)	(56)
(Gain) loss on sale of business units, property and equipment	(3,124)	411
Adjustment to carrying value of assets	4,176	1,852
Equity earnings in non-consolidated entities	(2,450)	(1,232)
Amortization of deferred financing costs	2,770	3,267
Stock-based compensation	14,944	8,672
Contributions to U.S. pension plan	—	(14,320)
Other items, net	(1,111)	6,147
Net change in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(153,755)	(91,511)
Inventories	(2,763)	(33,460)
Other assets	(4,014)	(10,879)
Accounts payable and accrued expenses	84,913	35,445

Net cash provided by operating activities	110,190	44,738

INVESTING ACTIVITIES
Purchases of property and equipment	(57,976)	(51,258)
Proceeds from sale of business units, property and equipment	5,327	748
Purchase of intangible assets	(4,500)	(1,627)
Purchases of businesses, net of cash acquired	(84,885)	(32,156)
Cash received on notes receivable	425	1,268

Net cash used in investing activities	(141,609)	(83,025)

FINANCING ACTIVITIES
Distributions paid	(23,701)	(419,216)
Proceeds from issuance of new debt, net of discount	—	477,600
Borrowings on long-term debt	15,753	10,423
Payments of long-term debt	(12,439)	(11,611)
Change in notes payable	(135)	(3,374)
Employee note repayments and interest receivable	2,080	15,073
Payments of debt issuance costs	—	(9,032)
Common stock issued	1,016	1,498
Common stock repurchased	—	(44,647)

Net cash (used in) provided by financing activities	(17,426)	16,714

Effect of foreign currency exchange rates on cash	631	(4,908)

Net decrease in cash and cash equivalents	(48,214)	(26,481)
Cash and cash equivalents, beginning	113,571	105,542

Cash and cash equivalents, ending	$65,357	$79,061

The accompanying notes are an integral part of these unaudited Consolidated Financial Statements.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

Note 1. Summary of Significant Accounting Policies

Nature of Business – JELD-WEN Holding, Inc., (“JWH”) (a Delaware corporation) along with its subsidiaries, is a vertically-integrated global manufacturer and distributor of windows and doors with substantially all of its revenues being derived from the sale of its door and window products. The remaining resort operations, located primarily in the Northwestern United States, are presented as discontinued operations in the consolidated balance sheets and consolidated statements of operations for all periods presented (See Note 3 – Discontinued Operations and Divestitures). Unless otherwise specified or the context otherwise requires, all references in these notes to “JELD-WEN”, “we”, “us”, “our”, or the “Company” are to JELD-WEN Holding, Inc. and its subsidiaries.

We have facilities located in the United States (“U.S.”), Canada, Europe, Australia, Asia, Mexico, and South America, and our products are marketed primarily under the JELD-WEN brand name in the U.S. and Canada and under JELD-WEN and a variety of acquired brand names in Europe, Australia and Asia.

In the opinion of management, the accompanying unaudited consolidated financial statements include all recurring adjustments and normal accruals necessary for a fair statement of our financial position, results of operations and cash flows for the dates and periods presented. Results for interim periods are not necessarily indicative of the results to be expected during the remainder of the current year or for any future period. All significant intercompany accounts and transactions have been eliminated in consolidation.

Our revenues are affected by the level of new housing starts and remodeling activity in each of our markets. Our sales typically follow seasonal new construction and repair and remodeling industry patterns. The peak season for home construction and remodeling in many of our markets generally correspond with the second and third calendar quarters, and therefore, sales volume is typically higher during those quarters. Our first and fourth quarter sales volumes are generally lower due to reduced repair and remodeling activity and reduced activity in the building and construction industry as a result of colder and more inclement weather in certain of our geographic end markets.

Basis of Presentation – The consolidated balance sheet as of December 31, 2015 was derived from our audited consolidated financial statements, but does not include all disclosures required by generally accepted accounting principles in the United States (“GAAP”). The consolidated balance sheet as of December 31, 2015 and the unaudited consolidated financial statements included herein should be read in conjunction with the more detailed audited consolidated financial statements for the year ended December 31, 2015. Accounting policies used in the preparation of these unaudited consolidated financial statements are consistent with the accounting policies described in the Notes to Consolidated Financial Statements for the year ended December 31, 2015 contained in our annual report except for those adopted during fiscal year 2016.

All dollar and other currency amounts, except per share amounts, are presented in thousands, unless otherwise noted.

The results reported in these unaudited consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for any other period or the entire year. The interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in our annual consolidated financial statements for the year ended December 31, 2015.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

Ownership – On October 3, 2011, we completed a transaction with Onex Partners III LP and certain affiliates (collectively, “Onex Partners”) whereby Onex Partners invested $700.0 million in convertible preferred stock. Concurrent with the investment, Onex Partners provided $171.0 million in the form of a convertible bridge loan due in April 2013. In October 2012, Onex Partners invested an additional $49.8 million in convertible preferred stock of the Company to fund an acquisition. In April 2013, the $71.6 million outstanding balance of our convertible bridge loan was converted into additional shares of our Series A Convertible Preferred Stock (“Series A Stock”). In March 2014, Onex Partners invested $65.8 million in common stock and now owns voting interests representing approximately 76% of the Company’s outstanding shares at September 24, 2016 on a diluted, as-converted basis.

Corporate Conversion – On May 31, 2016, JELD-WEN Holding, inc., an Oregon corporation (the “Oregon corporation”), converted into a Delaware corporation pursuant to a statutory conversion and changed its name to JELD-WEN Holding, Inc. As a result of the corporate conversion, the holders of the Oregon corporation’s different classes and series of shares became holders, in aggregate, of 1,621,130 shares of common stock and 7,942 shares of B-1 Common Stock, 2,922,634 shares of Series A-1 Convertible Preferred Stock (“Series A-1 Stock”), 208,760 shares of Series A-2 Convertible Preferred Stock (“Series A-2 Stock”), 843,132 shares of Series A-3 Convertible Preferred Stock (“Series A-3 Stock”), and one share of Series B Preferred Stock (“Series B Stock”) in JELD-WEN Holding, Inc. In addition, holders of options to purchase shares and restricted stock units of the Oregon corporation received an aggregate of 174,205 Common Stock Options, 319,629 B-1 Common Stock Options, and 36,903 restricted stock units of JELD-WEN Holding, Inc.

The accompanying unaudited consolidated financial statements and related notes thereto have been retroactively adjusted to account for the effect of the corporate conversion for all periods presented prior to May 31, 2016.

Fiscal Year – Each of our interim reporting periods, other than the fourth interim reporting period, ends on the Saturday closest to the last day of the corresponding quarterly calendar period. The third interim reporting periods of 2016 and 2015 ended on September 24 and September 26, respectively. Our fourth interim reporting period and our fiscal year end on December 31 regardless of the day of the week on which it falls. The nine-month period ended September 24, 2016 and the nine-month period ended September 26, 2015 each began on January 1 and consisted of approximately thirty-nine weeks.

Consolidated Statements of Cash Flows – Cash flows from continuing and discontinued operations are not separated in the consolidated statements of cash flows. Cash balances associated within our discontinued operations are reflected in our consolidated balance sheet as cash and cash equivalents. See Note 3 – Discontinued Operations and Divestitures.

Use of Estimates – The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and related notes. Significant items that are subject to such estimates and assumptions include, but are not limited to, long-lived assets including goodwill and other intangible assets, employee benefit obligations, income tax uncertainties, contingent assets and liabilities, provisions for bad debt, inventory, warranty liabilities, legal claims, valuation of derivatives, environmental remediation and claims relating to self-insurance. Actual results could differ due to the uncertainty inherent in the nature of these estimates.

Notes Receivable – Notes receivable are recorded at their net realizable value. The balance consists primarily of installment notes and affiliate notes. The allowance for doubtful notes is based upon historical

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

loss trends and specific reviews of delinquent notes. We write off uncollectible note receivables against the allowance for doubtful accounts when collection efforts have been exhausted and/or any legal action taken by us has been concluded. Current maturities and interest, net of short-term allowance are reported as other current assets.

Recently Adopted Accounting Standards – In September 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this accounting standard require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined and record, in the same period, the effect on earnings of changes in depreciation, amortization, or other income effects, calculated as if the accounting had been completed at the acquisition date. These also require an entity to present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. We adopted ASU 2015-16 in the quarter ended March 26, 2016 and adoption of this standard did not impact results of operations, retained earnings, or cash flows in the current or previous annual reporting periods.

In April 2015, the FASB issued ASU No. 2015-05, Intangibles – Goodwill and Other – Internal-Use Software: Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement. This ASU provides criteria for customers in a cloud computing arrangement to use in order to determine whether the arrangement includes a license of software. We adopted ASU 2015-05 in the quarter ended March 26, 2016 and adoption of this standard did not impact results of operations, retained earnings, or cash flows in the current or previous annual reporting periods.

In January 2015, the FASB issued ASU No. 2015-01, Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. The amendments in this accounting standard eliminate from GAAP the concept of extraordinary items. Prior to this standard, if an event or transaction met the criteria for extraordinary classification, an entity was required to segregate the extraordinary item from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. We adopted ASU 2015-01 in the quarter ended March 26, 2016 and adoption of this standard did not impact results of operations, retained earnings, or cash flows in the current or previous annual reporting periods.

Recently Issued Accounting Standards – In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. The standard requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The amendments in this update eliminate the exception for an intra-entity transfer of an asset other than inventory. The amendments do not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. The guidance will be effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period for which interim or annual financial statements have not been issued or made available for issuance. The amendments should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. We are currently evaluating the potential impact on our consolidated financial statements and disclosures.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU addresses how cash receipts and cash payments are presented and classified in the statement of cash flows with regard to debt prepayment and debt extinguishment costs, zero-coupon debt instruments, contingent consideration payments, insurance settlement proceeds, equity method investees distributions, beneficial interests in securitization transactions, and separately identifiable cash flows. The guidance will be effective for the fiscal year beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the potential impact on our consolidated financial statements and disclosures.

In March 2016, the FASB issued ASU 2016-09, Stock Compensation, which is intended to simplify several aspects of the accounting for share-based payment awards to employees. The guidance will be effective for the fiscal year beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted for any entity in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. We are currently evaluating the potential impact on our consolidated financial statements and disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The standard requires lessees to recognize the assets and liabilities arising from leases on the balance sheet and retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous lease guidance. The accounting standard is effective for annual periods beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the potential impact on our consolidated financial statements and disclosures.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU enhances the reporting model for financial instruments to provide users of financial statements with more decision-useful information by requiring equity investments to be measured at fair value with changes in fair value recognized in net income. It simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment and eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities. It also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments and requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the consolidated financial statements. The accounting standard is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the potential impact on our consolidated financial statements and disclosures.

In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory. This ASU requires that inventory within the scope of this guidance be measured at the lower of cost and net realizable value. This accounting standard is effective for annual periods beginning after December 15, 2016, and interim periods thereafter, with early adoption permitted. We are currently evaluating the potential impact on our consolidated financial statements and disclosures.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. This ASU requires entities to recognize revenue in the way they expect to be entitled for the transfer of promised goods or services to customers. The ASU will replace most of the existing revenue recognition requirements in U.S. GAAP when it becomes effective. In March 2016, the FASB issued ASU No. 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The amendments in this ASU clarify the implementation guidance on principal versus agent considerations. These standards are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, which requires the Company to adopt the standard in fiscal year 2018. Early application in fiscal year 2017 is permitted. The updates permit the use of either the retrospective or cumulative effect transition method, with early application not permitted. We are currently evaluating the potential impact on our consolidated financial statements and disclosures and have not yet selected a transition method.

With the exception of the new standards discussed above, there have been no other recent accounting pronouncements or changes in accounting pronouncements during the nine-months ended September 24, 2016 that are of significance or potential significance to us.

Note 2. Acquisitions

On August 30, 2016, we acquired all of the issued and outstanding shares of ARCPAC Building Products Limited (“Breezway”) for total consideration of approximately $59.9 million, net of cash acquired. Included in the total consideration is our estimate of the working capital adjustment to the purchase price of $0.7 million which was paid during the fourth quarter of 2016. Breezway is a leading manufacturer of residential and commercial louvre window systems with operations in Australia, Malaysia and Hawaii. The excess purchase price over the fair value of net assets acquired was preliminarily allocated to goodwill and intangible assets in the amounts of $13.5 and $40.6 million, respectively. The acquired goodwill is not expected to be tax-deductible. Goodwill is the excess of purchase price over the fair value of net assets acquired in business combinations and represents cost savings from reduced overhead and operational expenses by leveraging our manufacturing footprint, supply chain savings and sales synergies. The intangible assets include tradenames, patents and customer relationships. Acquisition-related costs of $0.4 million were expensed as incurred and are included in selling, general and administrative expense in our consolidated statements of operations for the nine-months ended September 24, 2016. The results of Breezway are included in our consolidated financial statements from the date of the acquisition.

On February 1, 2016, we acquired all of the issued and outstanding shares of Trend Windows & Doors (“Trend”) for total consideration of approximately $25.7 million, net of cash acquired. Trend is a leading manufacturer of doors and windows in Australia. The excess purchase price over the fair value of net assets acquired was preliminarily allocated to goodwill and intangible assets in the amounts of $4.4 million and $6.7 million, respectively. The acquired goodwill is not expected to be tax-deductible. Goodwill is the excess of purchase price over the fair value of net assets acquired in business combinations and represents cost savings from reduced overhead and operational expenses by leveraging our manufacturing footprint, supply chain savings and sales synergies. The intangible assets include technology, tradenames, trademarks, software, permits and customer relationships and are being amortized over a weighted average amortization period of 33 years. For the period ended September 24, 2016, acquisition-related costs of $0.9 million were expensed as incurred and are included in selling, general and administrative expense in our consolidated statements of operations and measurement period adjustments reduced the preliminary allocation of goodwill by $4.0 million and increased the preliminary allocation of intangibles by $2.1 million with the remaining preliminary allocation changes related to deferred taxes and other working capital accounts. Trend’s results of operations are included in our consolidated financial statements from the date of the acquisition.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

The preliminary fair values of all the assets acquired in the nine-months ended September 24, 2016 are summarized below:

(amounts in thousands)	Total Acquisitions
Fair value of identifiable assets and liabilities:
Accounts receivable	$16,497
Inventories	13,044
Other assets	5,628
Property and equipment	9,835
Identifiable intangible assets	47,264
Goodwill	17,897

Total assets	$110,165

Accounts payable and accrued liabilities	7,930
Other liabilities	16,659

Total liabilities	$24,589

Purchase Price:

Total consideration, net of cash acquired	$85,576

The purchase prices for the above acquisitions were allocated to the assets acquired and liabilities assumed and were based upon preliminary calculations, allocations and valuations. The underlying estimates, allocations and assumptions for these acquisitions are subject to change as we obtain additional information and refine our assumptions during the measurement period (up to one year from the acquisition date). The final valuations of assets acquired and liabilities assumed are not complete and the net adjustments to those values may result in changes to goodwill and other carrying amounts initially assigned to the assets and liabilities based on the preliminary fair value analysis. The impact of these acquisitions was not significant for reporting of pro forma information individually and in the aggregate.

During 2015, we completed four acquisitions using $88.6 million of cash and $2.0 million of JWH stock as consideration. The excess purchase price over the fair value of net assets acquired was allocated to goodwill and intangibles in the amounts of $42.0 million and $36.3 million, respectively. Goodwill of $32.1 million is expected to be fully tax-deductible. The intangible assets include technology, tradenames, trademarks, software, permits and customer relationships and are being amortized over a weighted average amortization period of 14 years. For the nine-month period ended September 24, 2015, acquisition-related costs of $1.6 million are included in selling, general and administrative expense in our consolidated statements of operations and measurement period adjustments reduced the preliminary allocation of goodwill and deferred tax liabilities by $0.6 million.

Note 3. Discontinued Operations and Divestitures

Our discontinued operations, included in our Corporate segment’s assets and presented in the accompanying unaudited consolidated financial statements, consist primarily of our Silver Mountain resort and real estate located in Idaho. The results of these operations have been removed from the results of continuing operations for all periods presented. On July 26, 2016 we executed an agreement to sell the assets of our Silver Mountain resort and real estate development in Idaho subject to a due diligence period. In

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

September 2016, a final purchase price of $5.0 million in cash was agreed with the buyer which resulted in an impairment charge of $2.2 million and reclassification of the long-term assets and liabilities related to Silver Mountain to short-term. The sale closed on October 20, 2016.

The results of discontinued operations are summarized as follows:

	Three Months Ended		Nine Months Ended
(amounts in thousands)	September 24, 2016	September 26, 2015	September 24, 2016	September 26, 2015
Net revenues	$2,144	$2,201	$7,264	$6,164
Loss before tax and non-controlling interest	(2,741)	(570)	(2,845)	(2,045)
Loss from discontinued operations, net of tax	(2,741)	(570)	(2,845)	(2,045)

Assets and liabilities of discontinued operations are as follows:

(amounts in thousands)	September 24, 2016	December 31, 2015
ASSETS
Current assets
Accounts receivable, net	$825	$792
Inventories	261	298
Real estate inventories	819	532
Other current assets	4,012	236

Current assets of discontinued operations	5,917	1,858

Property and equipment, net	—	3,669
Timber and timberlands	—	614
Real estate development	—	3,884
Intangible assets	—	44
Other assets	7	7

Long-term assets of discontinued operations	7	8,218

	$5,924	$10,076

LIABILITIES
Current liabilities
Accounts payable	$619	$732
Accrued payroll and benefits	115	192
Accrued expenses	1,674	1,608

Current liabilities of discontinued operations	2,408	2,532

Deferred credits and other liabilities	509	2,493

Long-term liabilities of discontinued operations	509	2,493

	$2,917	$5,025

The current and long-term assets of discontinued operations are included within other current assets and other assets, respectively, in the accompanying unaudited consolidated balance sheets. The current and long-term liabilities of discontinued operations are included within accrued expenses and other current liabilities, and deferred credits and other liabilities, respectively, in the accompanying unaudited consolidated balance sheets.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

Note 4. Accounts Receivable

The following is a roll forward of our allowance for doubtful accounts:

(amounts in thousands)	September 24, 2016	September 26, 2015
Balance at beginning of period	$(3,664)	$(4,166)
Additions charged to expense	1,095	416
Deductions	(585)	(587)
Currency translation	(215)	385
Other activity	(755)	(21)

Balance at end of period	$(4,124)	$(3,973)

We sell our manufactured products to a large number of customers, primarily in the residential housing construction and remodel sectors, broadly dispersed across many domestic and foreign geographic regions. We perform ongoing credit evaluations of our customers to minimize credit risk and usually we do not require collateral for accounts receivable, but will require advance payment, guarantees, a security interest in the products sold to a customer, and/or letters of credit in certain situations. Customer accounts receivable converted to notes receivable are primarily collateralized by stock or other assets.

Note 5. Inventories

Inventories are stated at the lower of cost or market. Finished goods and work-in-process inventories include material, labor and manufacturing overhead costs.

(amounts in thousands)	September 24, 2016	December 31, 2015
Raw materials	$247,998	$241,225
Work in process	32,242	28,512
Finished goods	81,484	73,999

Inventories	$361,724	$343,736

Note 6. Property and Equipment, Net

(amounts in thousands)	September 24, 2016	December 31, 2015
Property and equipment	$1,751,956	$1,700,354
Accumulated depreciation	(1,024,570)	(979,511)

Property and equipment, net	$727,386	$720,843

We monitor all property, plant and equipment for any indicators of potential impairment. Impairment charges of $1.9 million and $0.3 million on property, plant and equipment were recorded during the nine-months ended September 24, 2016 and September 26, 2015, respectively.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

Depreciation expense was recorded as follows:

	Three Months Ended		Nine Months Ended
(amounts in thousands)	September 24, 2016	September 26, 2015	September 24, 2016	September 26, 2015
Cost of sales	$19,095	$18,182	$57,056	$55,164
Selling, general and administrative	1,976	1,917	5,700	5,880

	$21,071	$20,099	$62,756	$61,044

Note 7. Goodwill

The following table summarizes the changes in goodwill by reportable segment:

(amounts in thousands)	North America	Europe	Australasia	Total Reportable Segments
Ending balance, December 31, 2015	$187,102	$240,187	$55,217	$482,506
Acquisitions	—	—	17,897	17,897
Acquisition remeasurements	—	—	(643)	(643)
Currency translation	418	7,407	3,073	10,898

Ending balance, September 24, 2016	$187,520	$247,594	$75,544	$510,658

During the nine-month period ending September 24, 2016, we elected to transfer the acquired intangible property prior to the one-year anniversary of the Aneeta acquisition. This resulted in a reversal of original deferred tax liabilities originally recorded at the time of acquisition and is included in the “Acquisitions remeasurement” line in the table above. Measurement period adjustments related to current year acquisitions are included in the “Acquisitions” line above. See Note 2 – Acquisitions.

Note 8. Warranty Liability

An analysis of our warranty liability is as follows:

(amounts in thousands)	September 24, 2016	September 26, 2015
Balance at beginning of period	$44,891	$45,843
Current period expense	13,243	12,274
Liabilities assumed due to acquisition	16	298
Experience adjustments	(3,399)	(2,602)
Payments	(8,265)	(10,391)
Currency translation	462	(1,319)
Balance at end of period	46,948	44,103
Less: current portion	16,765	16,056

Long-term portion	$30,183	$28,047

We revised the rollforward of our warranty liability to correct an error in the presentation of expenses incurred, experience adjustments, and expenses paid in the same period. This correction resulted in an increase to the “Current period expense” of $3.9 million, an increase in “Experience adjustments” of $2.6 million, an increase to “Payments” of $1.6 million and an increase in “Liabilities assumed due to

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

acquisition” of $0.3 million for the nine-month period ending September 24, 2016. These corrections were not material to the periods presented or the prior consolidated financial statements.

The most significant component of our warranty liability is in the U.S. and Canada which totaled $41.8 million at September 24, 2016 after discounting future estimated cash flows at rates between 0.76% and 4.75%. Without discounting, the liability would have been higher by approximately $2.7 million. During the second quarter of 2016, we recorded an out-of-period correction of an error to increase our warranty reserve by approximately $2.5 million. This correction was not material to our previously issued financial statements and is not expected to be material to the full-year 2016 financial statements. The current and long-term portions of the warranty liability are included in accrued expenses and other current liabilities, and deferred credits and other liabilities, respectively, in the accompanying unaudited consolidated balance sheets.

Note 9. Notes Payable and Long-Term Debt

At September 24, 2016 and December 31, 2015, notes payable consisted of the following and are included in notes payable and current maturities of long-term debt in the accompanying unaudited consolidated balance sheet:

(amounts in thousands)	September 24, 2016 Interest Rate	September 24, 2016	December 31, 2015
Variable rate industrial revenue bonds	0.68% - 0.97%	$250	$385

At September 24, 2016 and December 31, 2015, our long-term debt, net of original issue discount and unamortized debt issuance costs, consisted of the following:

(amounts in thousands)	September 24, 2016 Effective Interest Rate	September 24, 2016	December 31, 2015
Revolving credit facility	2.05%	$15,000	$876
Term loan, net of original discount of $7,553	4.75 - 5.25%	1,232,222	1,237,409
Mortgage notes	1.15%	31,282	30,335
Installment notes	2.08 - 6.38%	6,097	4,537
Installment notes for stock	3.00 - 8.00%	3,444	5,034
Unamortized debt issuance costs		(16,108)	(18,256)

		1,271,937	1,259,935
Current maturities of long-term debt		(16,937)	(16,209)

Long-term debt		$1,255,000	$1,243,726

In January 2015, we entered into a new 39.0 million EUR committed European revolving credit facility that matures in January 2019. The revolving credit facility bears interest at the relevant interbank offered rate (“IBOR”) + 2.50%. The agreement requires that we maintain certain financial ratios, including an interest coverage ratio and a leverage ratio.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

At September 24, 2016, we had remaining borrowing availability of $267.5 million under our revolving credit facilities. As of September 24, 2016 and December 31, 2015, we were in compliance with the terms of all of our credit facilities.

Note 10. Income Taxes

The effective income tax rate for continuing operations was 24.0% and (4.7)% for the three and nine-months ended September 24, 2016, respectively, compared to 2.7% and 9.6% for the corresponding periods ended September 26, 2015. We recorded the tax provisions for the nine-months ended September 24, 2016 and September 26, 2015 by applying an estimated annual effective tax rate to our year-to-date income for includable entities during the respective periods. Entities which are currently generating losses and for which there is a full valuation allowance are excluded from the worldwide effective tax rate calculation and are calculated separately. The impact of significant discrete items is separately recognized in the quarter in which they occur. The tax benefit related to discrete items included in the tax provision for continuing operations for the three and nine-months ended September 24, 2016 were $2.1 million and $29.9 million, respectively, compared to a tax benefit of $7.5 million and $14.2 million, respectively, for the corresponding periods ended September 26, 2015.

The discrete amounts for the three-months ended September 24, 2016 consisted of foreign return-to-provision adjustments of $0.9 million, withholding tax on dividends of $0.7 million, the reversal of a prior quarter discrete item now included in the effective tax rate of $0.5 million, changes to the valuation allowance of our UK affiliate as a result of currency changes of $0.3 million, adjustments to our deferred tax account balances of $0.2 million as a result of the change in UK tax rates, and other adjustments of $0.2 million, partially offset by the US federal return-to-provision adjustment of $0.7 million.

The discrete amounts for the nine-months ended September 24, 2016 consisted of $29.4 million arising from the release of our valuation allowance, $2.3 million from the recognition of additional deferred tax assets, and $0.7 million related to the US federal return to provision adjustment, partially offset by a foreign return-to-provision adjustment of $0.8 million, withholding tax on dividends of $0.7 million, an out-of-period correction to our deferred tax balances of $0.5 million, current period interest expense on uncertain tax positions of $0.4 million and other adjustments of $0.1 million.

The discrete amounts for the three-months ended September 26, 2015 relate to favorable audit settlements in the US of $5.3 million, an out-of-period correction of an income tax payable account of $2.0 million and non-US income tax audit settlements of $0.2 million. The discrete amounts for the nine-months ended September 26, 2015 include the tax benefit of $12.9 million related to the favorable audit settlement in the US and the tax benefit for an out-of-period correction of an income tax payable account of $2.0 million, partially offset by tax expense arising from changes in uncertain tax positions of $0.7 million.

The effective tax rate for discontinued operations was 0.0% for the three and nine-months ended September 24, 2016 and also for the corresponding periods ended September 26, 2015.

Under ASC 740-10, we provide for uncertain tax positions and the related interest expense by adjusting unrecognized tax benefits and accrued interest accordingly. We recognize potential interest and penalties related to unrecognized tax benefits in income tax expense. As of both September 24, 2016 and December 31, 2015, we had unrecognized tax benefits of $11.9 million.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

The following table summarizes the components of the income tax (expense) benefit reported:

	Three Months Ended		Nine Months Ended
(amounts in thousands)	September 24, 2016	September 26, 2015	September 24, 2016	September 26, 2015
Current Taxes
Federal	$(5,341)	$3,514	$(7,930)	$7,013
State	—	2	3	(178)
Foreign	(8,136)	(4,676)	(17,867)	(14,466)

	(13,477)	(1,160)	(25,794)	(7,631)
Deferred Taxes
Foreign	(881)	—	31,427	56

	(881)	—	31,427	56

Income tax (expense) benefit for continuing operations	(14,358)	(1,160)	5,633	(7,575)

Total (expense) benefit for income taxes	$(14,358)	$(1,160)	$5,633	$(7,575)

The following is activity in our valuation allowance:

(amounts in thousands)	September 24, 2016	September 26, 2015
Balance at beginning of period	$(318,690)	$(361,471)
Valuation allowances established	(280)	—
Changes to existing valuation allowances	9,137	2,242
Release of valuation allowances	29,983	—
Currency translation	2,399	2,602

Balance at end of period	$(277,451)	$(356,627)

During the third quarter 2016, we adjusted the existing valuation allowances as a result of the return-to-provision analysis for the US federal return and certain European subsidiaries in the amount of $0.7 million, which is included within the $9.1 million year-to-date activity above. During the second quarter 2016, we released a $29.9 million valuation allowance in the UK as we now expect to utilize existing net operating losses due to improved profitability in Europe. In addition, we established a $0.3 million valuation allowance for our St. Maarten subsidiary because, as a result of a change in facts, we have concluded the existing deferred tax asset is unlikely to be realized.

Deferred income taxes are provided for the temporary differences between the financial reporting bases and tax bases of our assets, liabilities and operating loss carryforwards. Deferred tax assets and liabilities, included in other assets and deferred credits and other liabilities, respectively, in the accompanying unaudited consolidated balance sheets are as follows:

(amounts in thousands)	September 24, 2016	December 31, 2015
Deferred tax asset	$50,698	$21,698
Deferred tax liability	(10,397)	(15,448)

Net deferred tax asset	$40,301	$6,250

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

Note 11. Segment Information

We report our segment information in the same way management internally organizes the business in assessing performance and making decisions regarding allocation of resources in accordance with ASC 280-10- Segment Reporting. We determined that we have three reportable segments, organized and managed principally by geographic region. Our reportable segments are North America, Europe and Australasia. We report all other business activities in Corporate and unallocated costs. Factors considered in determining the three reportable segments include the nature of business activities, the management structure accountable directly to the chief operating decision maker (CODM) for operating and administrative activities, the discrete financial information available and the information presented to the CODM. Management reviews net revenues and Adjusted EBITDA (as defined below) to evaluate segment performance and allocate resources. We define Adjusted EBITDA as net income (loss), as adjusted for the following items: loss (income) from discontinued operations, net of tax; gain (loss) on sale of discontinued operations, net of tax; equity earnings of non-consolidated entities; income tax (expense) benefit; depreciation and intangible amortization; interest expense, net; impairment and restructuring charges; gain on sale of property and equipment; share-based compensation expense; non-cash foreign exchange transaction/translation income (loss); other non-cash items; other items; and costs related to debt restructuring, debt refinancing, and the Onex Investment.

The following tables set forth certain reportable segment information relating to our operations:

(amounts in thousands)	North America	Europe	Australasia	Total Operating Segments	Corporate and Unallocated Costs	Total Consolidated
Three Months Ended September 24, 2016:
Total net revenues	$559,672	$246,933	$141,548	$948,153	$—	$948,153
Elimination of intersegment net revenues	(7,447)	(58)	(8,173)	(15,678)	—	(15,678)

Net revenues from external customers	$552,225	$246,875	$133,375	$932,475	$—	$932,475
Depreciation and amortization	16,380	6,222	1,897	24,499	970	$25,469
Impairment and restructuring charges	784	2,650	240	3,674	271	3,945
Adjusted EBITDA	78,207	31,431	17,088	126,726	(10,177)	116,549
Capital expenditures	10,310	5,813	2,121	18,244	981	19,225
Segment assets	$1,144,578	$820,916	$400,913	$2,366,407	$69,406	$2,435,813
Three Months Ended September 26, 2015:
Total net revenues	$547,771	$243,907	$101,888	$893,566	$—	$893,566
Elimination of intersegment net revenues	(11,044)	—	(8,191)	(19,235)	—	(19,235)

Net revenues from external customers	$536,727	$243,907	$93,697	$874,331	$—	$874,331
Depreciation and amortization	14,838	6,260	1,349	22,447	736	$23,183
Impairment and restructuring charges	2,275	(379)	109	2,005	311	2,316
Adjusted EBITDA	68,036	25,067	12,352	105,455	(7,080)	98,375
Capital expenditures	11,437	6,299	1,653	19,389	26	19,415
Segment assets	$1,073,376	$763,430	$243,593	$2,080,399	$147,014	$2,227,413

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

(amounts in thousands)	North America	Europe	Australasia	Total Operating Segments	Corporate and Unallocated Costs	Total Consolidated
Nine Months Ended September 24, 2016:
Total net revenues	$1,603,868	$752,953	$384,621	$2,741,442	$—	$2,741,442
Elimination of intersegment net revenues	(23,983)	(754)	(23,075)	(47,812)	—	(47,812)

Net revenues from external customers	$1,579,885	$752,199	$361,546	$2,693,630	$—	$2,693,630
Depreciation and amortization	49,890	19,015	5,505	74,410	3,108	$77,518
Impairment and restructuring charges	3,334	4,531	409	8,274	771	9,045
Adjusted EBITDA	185,692	90,417	40,246	316,355	(25,256)	291,099
Capital expenditures	30,709	12,458	16,769	59,936	2,540	62,476
Segment assets	$1,144,578	$820,916	$400,913	$2,366,407	$69,406	$2,435,813
Nine Months Ended September 26, 2015:
Total net revenues	$1,522,288	$728,484	$298,403	$2,549,175	$—	$2,549,175
Elimination of intersegment net revenues	(33,718)	(660)	(24,685)	(59,063)	—	(59,063)

Net revenues from external customers	$1,488,570	$727,824	$273,718	$2,490,112	$—	$2,490,112
Depreciation and amortization	44,907	18,490	4,237	67,634	2,159	$69,793
Impairment and restructuring charges	3,989	10,734	202	14,925	632	15,557
Adjusted EBITDA	158,755	71,628	29,951	260,334	(27,439)	232,895
Capital expenditures	24,983	19,644	7,920	52,547	338	52,885
Segment assets	$1,073,376	$763,430	$243,593	$2,080,399	$147,014	$2,227,413

Reconciliations of net income (loss) to Adjusted EBITDA are as follows:

	Three Months Ended		Nine Months Ended
(amounts in thousands)	September 24, 2016	September 26, 2015	September 24, 2016	September 26, 2015
Net income	$44,016	$41,651	$124,513	$70,609
Loss from discontinued operations, net of tax	2,741	570	2,845	2,045
Equity earnings of non-consolidated entities	(1,198)	(640)	(2,450)	(1,233)
Income tax expense (benefit)	14,358	1,160	(5,633)	7,575
Depreciation and intangible amortization	25,469	23,183	77,518	69,793
Interest expense, net	18,547	17,917	53,725	40,549
Impairment and restructuring charges(a)	3,944	2,528	12,122	15,975
Loss (gain) on sale of property and equipment	73	314	(3,270)	73
Stock-based compensation expense	4,867	3,199	14,944	8,672
Non-cash foreign exchange transaction/translation loss (gain)	401	(5,311)	7,168	(4,215)
Other non-cash items(b)	60	78	3,087	111
Other items(c)	3,270	13,713	6,519	22,733
Costs relating to debt restructuring, debt refinancing and the Onex investment(d)	1	13	11	208

Adjusted EBITDA	$116,549	$98,375	$291,099	$232,895

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

(a)	Impairment and restructuring charges above include charges relating to inventory and/or the manufacturing of our products that are included in cost of sales in the accompanying unaudited consolidated statements of operations. See Note 16—Impairment and Restructuring Charges.
(b)	Other non-cash items primarily include: for the nine-months ended September 24, 2016, (1) $2.6 million charge for the second quarter out-of-period European warranty liability adjustment and (2) charges of $0.4 million for Trend PPA inventory valuation adjustment.
(c)	Other items primarily include: (i) for the three-months ended September 24, 2016, (1) $2.1 million of professional fees related to the IPO process, (2) $0.5 million of acquisition costs, and (3) $0.2 million in legal costs associated with disposal of non-core properties in Europe; (ii) for the three-months ended September 26, 2015, (1) $11.4 million one-time payment to holders of vested options and restricted shares, (2) $1.1 million in acquisition costs, (3) $0.3 million in legal costs associated with disposal of non-core properties, and (4) $0.2 million related to a legal settlement from an environmental claim; (iii) for the nine-months ended September 24, 2016, (1) $2.4 million of professional fees related to the IPO process, (2) $1.5 million of acquisition costs, (3) $0.4 million in Dooria plant closure costs, (4) $0.3 million in legal costs associated with disposal of non-core properties, and (5) $0.3 million related to a legal settlement accrual for CMI; and (iv) for the nine-months ended September 26, 2015, (1) $11.7 million of stock compensation, including a one-time payment to holders of vested options and restricted shares, (2) $5.5 million related to a UK legal settlement, (3) $1.7 million in acquisition costs, (4) $1.4 million of legal costs related to non-core property disposal, (5) $0.9 million in production ramp-down costs, and (6) $0.4 million of legal costs related to our ESOP class action matters.
(d)	Includes non-recurring fees and expenses related to professional advisors, financial advisors and financial monitors retained in connection with the refinancing of our debt obligations and in connection with the Onex investment.

Note 12. Equity

Common Stock – We have the authority to issue 22,810,000 shares of common stock, with a par value of $0.01 per share (the “Total Common Stock”), of which 22,379,800 shares are designated common stock and 430,200 shares are designated as Class B-1 Common Stock. Each share of Total Common Stock (whether common stock or Class B-1 Common Stock) has the same rights, privileges, interest and attributes and is subject to the same limitations as every other share of Total Common Stock treating the Class B-1 Common Stock on an as-converted basis. Each share of Class B-1 Common Stock is convertible at the option of the holder into shares of common stock at the same ratio on the date of conversion as a share of Series A-1 Stock would have been convertible on such date of conversion, assuming that no cash dividends had been paid on the Series A-1 Stock (or its predecessor security) since the date of initial issuance.

Common stock on the accompanying unaudited consolidated balance sheets includes the par value of shares outstanding plus amounts recorded as additional paid-in capital. A summary of activity for common and B-1 Common shares outstanding for the year-to-date period ending September 24, 2016 was as follows:

	Common	B-1 Common
September 24, 2016
Beginning shares outstanding	1,620,840	6,186
Shares issued	1,202	5,281

Ending shares outstanding	1,622,042	11,467

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

Shares outstanding above excludes the shares issued to the Employee Benefit Trust that are considered similar to treasury shares and total 17,631 shares at both September 24, 2016 and December 31, 2015 with a total value of $12.4 million.

We use the specific identification method to account for repurchased shares and charge to retained earnings any excess of the purchase price over the original issuance price, unless there is an accumulated deficit in the preceding period, in which case the entire amount of the repurchases is charged to common stock. Shares are immediately retired upon repurchase.

On January 30, 2015, our Board of Directors approved a self-tender offer to purchase up to $40.0 million worth of common stock at a price of $220.00 per share. The tender offer was initiated on January 30, 2015, and on March 6, 2015, we repurchased 146,719 shares of our common stock for $32.3 million.

On July 28, 2015, our Board of Directors authorized a distribution of $52.00 per share of common stock in which the Series A Convertible Preferred Stock and Class B-1 Common Stock would participate on an as-converted basis. The record date for the distribution was June 30, 2015 and totaled $84.9 million for holders of our common stock and Class B-1 Common Stock. We applied distributions totaling $14.4 million against principal and accrued interest on outstanding employee and director notes. Participating in the distribution were 1,608,893 common shares and 4,789 B-1 Common shares (7,112 as-converted common shares). The distributions were paid on or about July 31, 2015.

In October of 2015, we issued 7,680 shares of common stock valued at $2.0 million as part of the consideration paid for the purchase of certain assets and liabilities related to an acquisition.

Note 13. Convertible Preferred Shares

We have the authority to issue up to 8,750,000 shares of preferred stock, par value of $0.01, of which 8,749,999 shares are designated as Series A Convertible Preferred Stock and one share is designated as Series B Preferred Stock. Series A Stock consists of 2,922,634 shares of Series A-1 Stock, 208,760 shares of Series A-2 Stock, 843,132 shares of Series A-3 Stock, and 4,775,473 shares of Series A-4 Stock. At September 24, 2016 and December 31, 2015, all of the authorized shares of Series A-1, Series A-2, and Series A-3 Stock and one Series B Stock were issued and outstanding. The Series A Stock has a preferred annual dividend of 10% per annum. The cumulative dividends accrue continually and compound annually at the rate of 10% whether or not they have been declared and whether or not there are funds available for the payment. Preferred dividends are payable only when declared by the Board of Directors.

In June 2016, the Company, represented by directors not appointed by Onex, settled indemnification claims under the 2011 and 2012 Stock Purchase Agreements with Onex. As a result of this agreement, the Company refunded $23.7 million of the issuance price agreed to in the 2011 and 2012 Stock Purchase Agreements in August 2016. The refund was recorded as a reduction in the carrying value of the Convertible Preferred shares in the accompanying consolidated balance sheets.

During the third quarter of 2015, the holders of the 3,974,525 shares of Series A Stock (5,245,494 as-converted common shares) received $272.8 million through participation in the $52.00 per share of Common Stock distribution (see Note 12—Equity). The Board of Directors authorized an additional distribution of $62.4 million to holders of Series A Stock representing dividends accrued between January 1, 2015 and July 31, 2015. Total distributions for holders of our Series A Stock were $335.2 million, were paid

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

on or about July 31, 2015, and were recorded as reductions to the carrying value of the Series A Stock. Cumulative undeclared and unpaid preferred stock dividends totaled $409.5 million as of September 24, 2016 and $325.0 million as of December 31, 2015.

Note 14. Earnings (Loss) Per Share

Basic earnings (loss) per share is calculated by dividing net income attributable to common stockholders by the weighted average shares outstanding during the period, without consideration for common stock equivalents. Diluted earnings per share attributable to common stockholders adjusts the basic earnings per share attributable to common stockholders and the weighted-average number of shares of common stock outstanding for the potential dilutive impact of stock options and warrants, using the treasury-stock method, and convertible preferred stock using the as-if-converted method. For purposes of the diluted earnings (loss) per share calculation, our Series A Stock, Common Stock Options, Class B-1 Common Stock Options, and unvested Common Restricted Stock Units are considered to be common stock equivalents but are excluded from the calculation of diluted net loss per share if their effect would be anti-dilutive.

The reconciliations of the numerators and denominators of the basic and diluted earnings (loss) per share computations are as follows (in thousands, except share and per share amounts):

	Three Months Ended		Nine Months Ended
	September 24, 2016	September 26, 2015	September 24, 2016	September 26, 2015
Earnings (loss) per share – basic:
Numerator:
Income from continuing operations	$45,559	$41,581	$124,908	$71,421
Equity earnings of non-consolidated entities	1,198	640	2,450	1,233

Income from continuing operations and equity earnings of non- consolidated entities	46,757	42,221	127,358	72,654
Undeclared Series A Convertible Preferred Stock dividends	(30,107)	(16,852)	(84,514)	(16,852)
Series A Convertible Preferred Stock dividends paid	—	(62,418)	—	(62,418)
Distributions on Series A Convertible Preferred Stock	—	(272,766)	—	(272,766)
Deemed dividend on Series A Convertible Preferred Stock from Settlement Agreement	—	—	(23,701)	—

Income (loss) attributable to common shareholders from continuing operations	16,650	(309,815)	19,143	(279,382)
Loss from discontinued operations, net of tax	(2,741)	(570)	(2,845)	(2,045)

Net income (loss) attributable to common shareholders – basic	$13,909	$(310,385)	$16,298	$(281,427)

Denominator:
Weighted-average outstanding shares of common stock basic	1,636,475	1,616,083	1,633,198	1,677,121
Earnings (loss) per share:
Income (loss) from continuing operations	$10.17	$(191.71)	$11.72	$(166.58)
Loss from discontinued operations	$(1.67)	$(0.35)	$(1.74)	$(1.22)

Net income (loss)	$8.50	$(192.06)	$9.98	$(167.80)

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

	Three Months Ended		Nine Months Ended
	September 24, 2016	September 26, 2015	September 24, 2016	September 26, 2015
Earnings (loss) per share – diluted:
Numerator:
Net income (loss) attributable to common shareholders – basic	$13,909	$(310,385)	$16,298	$(281,427)
Add: income (loss) attributable to Series A Convertible Preferred Stock	30,107	—	—	—
Add: Deemed dividend on Series A Convertible Preferred Stock from Settlement Agreement	—	—	—	—

Net income (loss) attributable to common shareholders – diluted	$44,016	$(310,385)	$16,298	$(281,427)

Denominator:
Weighted-average outstanding shares of common stock basic	1,636,475	1,616,083	1,633,198	1,677,121
Dilutive convertible preferred stock	5,734,468	—	—	—
Options to purchase common stock	332,442	—	290,143	—

Weighted-average shares outstanding – diluted	7,703,385	1,616,083	1,923,341	1,677,121

Earnings (loss) per share:
Income (loss) from continuing operations	$6.07	$(191.71)	$9.95	$(166.58)
Loss from discontinued operations	$(0.36)	$(0.35)	$(1.48)	$(1.22)

Net income (loss)	$5.71	$(192.06)	$8.47	$(167.80)

Class B-1 Common Stock is considered a participating security as defined by ASC 260. However, the effect of utilizing the two-class method to allocate earnings to the weighted average shares of Class B-1 Common Stock outstanding on an as-converted basis for the three and nine-months ended September 24, 2016 and September 26, 2015, respectively, has an immaterial effect on our income (loss) per share. Therefore, we have elected to forgo the two-class method and separate presentation of income (loss) per share for each participating class of common stock.

The following table presents the anti-dilutive shares excluded from the calculations of diluted earnings per share:

	Three Months Ended		Nine Months Ended
	September 24, 2016	September 26, 2015	September 24, 2016	September 26, 2015
Series A Convertible Preferred Stock	—	3,974,525	3,974,525	3,974,525
Anti-dilutive options to purchase common stock	64,401	407,990	96,151	407,990
Restricted stock units	—	14,876	—	14,876

Note 15. Stock Compensation

We recorded share-based compensation expense of $4.9 million and $15.0 million in the three-months and nine-months ended September 24, 2016, respectively, and $14.6 million and $20.4 million in the corresponding periods of 2015, respectively. During the third quarter of 2015, we recorded $11.4 million of share-based compensation associated with a payment to participants in our stock incentive plan. This payment consisted of $52.00 per vested common option, $77.22 per vested B-1 common option and $52.00

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

per restricted stock unit. In addition, we modified the terms of unvested options, reducing the exercise prices by $52.00 and $77.22 for common and B-1 common options, respectively, resulting in additional share-based compensation expense of $0.9 million in the third quarter of 2015. The weighted average exercise price at September 26, 2015 was $156.60 after the modification. Key assumptions used in valuing the option modification were as follows:

Expected volatility range	36.02% – 51.19%
Expected preferred stock dividend rate	10.00%
Weighted average term (in years)	1.60 – 5.72
Risk free rate	0.54% – 1.75%

The unrecognized compensation expense related to unvested share-based compensation arrangements was $29.8 million and $21.3 million at September 24, 2016 and September 26, 2015, respectively. The compensation expense is expected to be recognized over the remaining weighted-average vesting period of 2.2 years.

The following table summarizes stock option and RSU activity:

Period ended September 24, 2016	Three Months Ended		Nine Months Ended
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
Options granted	—	—	33,400	408.38
Options cancelled	7,128	209.04	25,344	185.88
Options exercised	5,080	196.28	8,866	203.23
RSU’s granted	—	—	2,500	—

Period ended September 26, 2015	Three Months Ended		Nine Months Ended
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
Options granted	—	—	16,800	221.92
Options cancelled	20,416	219.26	63,354	225.26
Options exercised	342	225.36	5,110	246.09
RSU’s granted	—	—	500	—

Note 16. Impairment and Restructuring Charges

Closure costs and impairment charges for operations not qualifying as discontinued operations are classified as impairment and restructuring charges.

In fiscal year 2016, our impairment and restructuring charges consisted of the following:

•	In the third quarter of 2016, we incurred impairment and restructuring costs of $3.9 million, including a $1.0 million impairment on a held-for-sale building in Europe and ongoing personnel restructuring, primarily in Europe.

•	In the second quarter of 2016, we incurred impairment and restructuring costs of $2.1 million, including $1.1 million of restructuring costs in Europe related to the closure of a manufacturing plant in Sweden and restructuring of corporate personnel.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

•	In the first quarter of 2016, we incurred impairment and restructuring costs of $3.0 million, primarily related to ongoing global personnel restructuring.

In fiscal year 2015, our impairment and restructuring charges consisted of the following:

•	In the third quarter of 2015, we fully impaired an equity investment and related notes receivable totaling $1.5 million. The remaining restructuring costs of $1.3 million primarily related to personnel restructuring in North America, offset by $0.5 million in restructuring income related to reduced estimates for final restructuring expenses in our French operations.

•	In the second quarter of 2015, we incurred impairment and restructuring costs of $1.4 million in Europe with the remaining restructuring costs of $1.8 million primarily related to personnel restructuring in North America.

•	In the first quarter of 2015, we incurred impairment and restructuring costs of $10.0 million, primarily related to restructuring in our French operations.

The table below summarizes the amounts included in impairment and restructuring charges in the accompanying unaudited consolidated statements of operations:

	Three Months Ended		Nine Months Ended
(amounts in thousands)	September 24, 2016	September 26, 2015	September 24, 2016	September 26, 2015
Closed operations	$1,041	$332	$1,041	$332
Continuing operations	—	1,360	895	1,520

Total impairments	1,041	1,692	1,936	1,852
Restructuring charges, net of fair value adjustment gains	2,904	624	7,109	13,705

Total impairment and restructuring charges	$3,945	$2,316	$9,045	$15,557

The following is a summary of the restructuring accruals recorded and charges incurred during the nine-month periods ending September 24, 2016 and September 26, 2015:

(amounts in thousands)	Beginning Accrual Balance	Additions Charged to Expense	Payments or Utilization	Ending Accrual Balance
September 24, 2016
Severance and sales restructuring costs	$5,424	$6,012	$(9,233)	$2,203
Disposal of property and equipment	—	(71)	71	—
Other	3,083	1,168	(1,587)	2,664

	$8,507	$7,109	$(10,749)	$4,867

September 26, 2015
Severance and sales restructuring costs	$5,210	$10,327	$(8,242)	$7,295
Disposal of property and equipment	—	64	(64)	—
Other	2,470	3,313	(2,802)	2,981

	$7,680	$13,704	$(11,108)	$10,276

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

Note 17. Other (Expense) Income

	Three Months Ended		Nine Months Ended
(amounts in thousands)	September 24, 2016	September 26, 2015	September 24, 2016	September 26, 2015
Foreign currency losses	$(1,051)	$9,411	$(5,942)	$8,346
(Loss) gain on sale of property and equipment	(162)	(405)	3,054	(344)
Legal settlement income	8,186	—	9,646	293
Other items	758	817	2,202	1,684

	$7,731	$9,823	$8,960	$9,979

In July 2016, we entered into a confidential settlement agreement on a commercial matter in our North America segment that originated in 2011 and received $8.4 million under the agreement. We recorded the gain associated with this settlement in other income in the accompanying unaudited consolidated statements of operations.

Note 18. Derivative Financial Instruments

All derivatives are recorded as assets or liabilities in the consolidated balance sheets at their respective fair values. For derivatives designated as hedging relationships, changes in the fair value are either offset through earnings against the change in fair value of the hedged item attributable to the risk being hedged or recognized in consolidated other comprehensive income (loss), to the extent the derivative is effective at offsetting the changes in cash flows being hedged until the hedged item affects earnings. For derivatives designated and that qualify as fair value hedges, the gain or loss on the derivative, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, are recognized in the consolidated statements of operations. Changes in the fair value of a derivative that do not meet the criteria for designation as a fair value or cash flow hedge at inception, or fail to meet the criteria thereafter, are also recognized in the consolidated statements of operations.

Foreign currency derivatives – We are exposed to the impact of foreign currency fluctuations in certain countries in which we operate. In most of these countries, the exposure to foreign currency movements is limited because the operating revenues and expenses of our business units are substantially denominated in the local currency. To the extent borrowings, sales, purchases, revenues, expenses or other transactions are not executed in the local currency of the operating unit, we are exposed to currency risk. In order to mitigate the exposure, we enter into a variety of foreign currency derivative contracts, such as forward contracts, option collars and cross-currency swaps. We use foreign currency derivative contracts, with a total notional amount of $42.6 million, in order to manage the effect of exchange fluctuations on forecasted sales, purchases, acquisitions, inventory and capital expenditures and certain intercompany transactions that are denominated in foreign currencies. We use foreign currency derivative contracts, with a total notional amount of $127.4 million, to hedge the effects of translation gains and losses on intercompany loans and interest. We also use foreign currency derivative contracts, with a total notional amount of $128.0 million, to mitigate the impact to the consolidated earnings of the Company from the effect of the translation of certain subsidiaries’ local currency results into U.S. dollars. We do not use derivative financial instruments for trading or speculative purposes. Hedge accounting was not elected for any foreign currency derivative contracts. We record mark-to-market changes in the values of these derivatives in other (expense) income. For the three and nine-month periods ended September 24, 2016, we recorded mark-to-market losses of $0.7 million and $9.2 million, respectively, and we recorded mark-to-market gains of $6.7 million and $7.8 million in the corresponding periods of 2015.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

Interest rate swap derivatives – We are exposed to interest rate market risk in connection with our variable rate long-term debt. During the fourth quarter of 2014, we entered into interest rate swap agreements to manage this risk. The interest rate swaps mature in September 2019 and are forward-starting, with half of the $546.0 million aggregate notional amount having become effective in September 2015, and the other half becoming effective in calendar September 2016. On July 1, 2015, we amended our $775.0 million term loan credit facility, and we received an additional $480.0 million in long-term borrowings. In conjunction with the issuance of the incremental term loan debt, we entered into additional interest rate swap agreements to manage our increased exposure to the interest rate market risk associated with variable rate long-term debt. The additional interest rate swaps mature in September 2019 and are forward-starting, with half of the $426.0 million aggregate notional amount having become effective in June 2016 and the other half becoming effective in December 2016.

The interest rate swap agreements are designated as cash flow hedges and will effectively change the LIBOR portion of the interest rate (or “base rate”) on a portion of the aggregate debt outstanding under our term loan credit facility to the fixed rates below:

Period	Notional (000s)	Fixed Rate
September 2015 - September 2019	$273,000	1.997%
September 2016 - September 2019	$273,000	2.353%
June 2016 - September 2019	$213,000	2.126%
December 2016 - September 2019	$213,000	2.281%

The entire pre-tax mark-to-market gain of $0.8 million and loss of $11.8 million relating to these swap agreements was recorded in consolidated other comprehensive income (loss) for the three and nine-month periods ended September 24, 2016, respectively, as no portion was deemed ineffective. The entire pre-tax mark-to-market loss of $9.6 million and $12.8 million relating to these swap agreements was recorded in consolidated other comprehensive income (loss) for the three and nine-month periods ended September 26, 2015, respectively, as no portion was deemed ineffective. We recorded $1.3 million and $2.6 million of interest expense from the interest rate swaps that were effective in the three and nine-month periods ended September 24, 2016, respectively.

The agreements with our counterparties contain a provision where we could be declared in default on our derivative obligations if we either default or, in certain cases, are capable of being declared in default of any of our indebtedness greater than specified thresholds. These agreements also contain a provision where we could be declared in default subsequent to a merger or restructuring type event if the creditworthiness of the resulting entity is materially weaker.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

The fair values of derivative instruments held as of September 24, 2016 and December 31, 2015 are as follows:

	Asset derivatives
(amounts in thousands)	B/S Location	September 24, 2016 Fair Value	December 31, 2015 Fair Value
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	other current assets	$3,045	$6,957
	other assets	18	—

	Liability derivatives
	B/S Location	September 24, 2016 Fair Value	December 31, 2015 Fair Value
Derivatives designated as hedging instruments:
Interest rate contracts	accrued expenses	$7,374	$4,353
	deferred credits and other liabilities	14,645	5,895
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	accrued expenses	$5,688	$381

Note 19. Fair Value Measurements

We record financial assets and liabilities at fair value based on FASB guidance related to Fair Value Measurements. The guidance requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

A valuation hierarchy consisting of three levels was established based on observable and non-observable inputs. The three levels of inputs are:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-driven valuations whose significant inputs are observable or whose significant value drivers are observable.

Level 3 – Significant inputs to the valuation model that are unobservable.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

The recorded fair values of these instruments were as follows:

	September 24, 2016
(amounts in thousands)	Level 1	Level 2	Level 3	Total Fair Value
Cash and equivalents	$—	$6,657	$—	$6,657
Derivative assets	—	3,063	—	3,063
Derivative liabilities	—	(27,707)	—	(27,707)

Total	$—	$(17,987)	$—	$(17,987)

	December 31, 2015
(amounts in thousands)	Level 1	Level 2	Level 3	Total Fair Value
Cash and equivalents	$—	$8,152	$—	$8,152
Derivative assets	—	6,957	—	6,957
Derivative liabilities	—	(10,629)	—	(10,629)

Total	$—	$4,480	$—	$4,480

Derivative assets and liabilities reported in level 2 include foreign currency contracts and interest rate swaps. The fair values of the foreign currency contracts were determined using counterparty quotes based on prevailing market data and derived from their internal, proprietary model-driven valuation techniques. The fair values of the interest rate swaps are based on models using observable inputs such as relevant published interest rates.

Our non-financial assets and liabilities that are measured at fair value on a non-recurring basis are presented below.

(amounts in thousands)	September 24, 2016
	Level 1	Level 2	Level 3	Fair Value	Total Losses
Closed operations	$—	$—	$935	$935	$1,041
Continuing operations	—	—	281	281	603

Total	$—	$—	$1,216	$1,216	$1,644

(amounts in thousands)	December 31, 2015
	Level 1	Level 2	Level 3	Fair Value	Total Losses
Closed operations	$—	$—	$747	$747	$497
Continuing operations	—	—	443	443	21

Total	$—	$—	$1,190	$1,190	$518

The valuation methodologies for the level 3 items are based primarily on internal cash flow projections.

Note 20. Fair Value of Financial Instruments

As part of our normal business activities we invest in financial assets and incur financial liabilities. Our recorded financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, notes receivable, notes payable and fair value of derivative instruments. The

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

fair values of these financial instruments approximate their recorded values as of September 24, 2016 and December 31, 2015 due to their short-term nature, variable interest rates and mark-to-market accounting for derivative contracts. The fair values of fixed rate long-term receivables and debt were evaluated using a discounted cash flow analysis and using market interest rates. The fair value of long-term receivables and long-term fixed rate debt approximated carrying values at September 24, 2016.

Note 21. Commitments and Contingencies

Litigation – We are involved in various legal proceedings encountered in the normal course of business and accrue for loss amounts on legal matters when it is probable a liability has been incurred and the amount of liability can be reasonably estimated. Legal judgments and estimated settlements have been included in accrued expenses in the accompanying unaudited consolidated balance sheets.

Except as noted in the legal cases described below, as of September 24, 2016, there are no current proceedings or litigation matters involving the Company or its property that we believe could have a material adverse impact on our business, financial condition, results of operations or cash flows.

Steves and Sons Inc. vs JELD-WEN – We sell molded door skins to certain customers pursuant to long-term contracts, and these customers in turn use the molded door skins to manufacture interior doors and compete directly against us in the marketplace. We have given notice of termination of one of these contracts and, on June 29, 2016, the counterparty to the agreement, Steves and Sons, Inc., or “Steves,” filed a claim against JELD-WEN, Inc. in the United States District Court for the Eastern District of Virginia, Richmond Division. The complaint alleges that our acquisition of CraftMaster Manufacturing Inc., together with subsequent price increases and termination of the contract, violated antitrust laws and constituted a breach of contract, breach of warranty, and tort. The complaint seeks injunctive relief, ordinary and treble damages, and declaratory relief. We believe Steves’ claims lack merit and intend to defend vigorously against this action.

United Kingdom – In the fourth quarter of 2012, a UK court issued an order authorizing the “reopening” of a liquidation proceeding of a former subsidiary. As part of these proceedings and pursuant to this order, we repaid an alleged preference payment of £0.4 million ($0.6 million). The creditor also filed a lawsuit in U.S. District Court (Oregon), and included a JELD-WEN director in that suit, seeking to assess liability to the Company for any and all losses incurred as a result of the leasehold obligations which were disclaimed by the former subsidiary in the prior liquidation proceeding. The amount demanded by the creditor in the U.S. District Court action was $50.0 million. In April 2015, we reached agreement with applicable parties resulting in our recording a $17.3 million liability to the plaintiff in other accrued expenses and $11.5 million in accounts receivable from the insurance carriers and the other third party in March 2015. In June 2015, we paid $5.8 million in cash to fully settle the lawsuits in the UK and U.S. District Court.

ESOP – The JELD-WEN ESOP Plan, Administrative Committee, and individual trustees were sued by three separate groups of former employees and members of the ESOP for alleged violations relating to the management and distribution of the ESOP funds. These matters were pled as class actions and none of the cases were certified. In January 2015, we executed settlement agreements with applicable parties resulting in our recording $5.0 million in settlement expense in December 2014. Pursuant to the agreements, we accrued a $15.7 million liability to the plaintiffs in other accrued expenses and a $10.7 million insurance receivable in accounts receivable. In June 2015 we paid all settlement funds into an escrow account. On October 19, 2015, the court provided final approval of the settlement in all respects. The funds are expected to be distributed to claimants in 2016.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

Suncadia – Prior to June 2011, we held a 66% ownership interest in Suncadia, which was our single largest real estate development project. A 30% equity interest was held by Pacific Realty Associates, L.P. and a 4% equity interest was held by Lowe Enterprises, Inc.

In December 2009, we amended our 2008 federal income tax return to claim a worthlessness deduction in the amount of $224.0 million associated with our tax basis in Suncadia and received a refund of approximately $64.0 million. The IRS challenged the timing of the worthlessness claim arguing the deduction should not be available until 2011. In April 2013, the IRS issued a notice of deficiency for the full amount of the worthlessness deduction claimed. We contested the IRS’s determination and filed a petition with the U.S. Tax Court requesting the matter be docketed for trial. On July 10, 2015, we reached a settlement on this matter with the IRS which sustained our original refund position of $64.0 million and resulted in an incremental refund including interest of $15.5 million which was received in October 2015.

Self-Insured Risk – We self-insure substantially all of our domestic business liability risks including general liability, product liability, warranty, personal injury, auto liability, workers’ compensation and employee medical benefits. Excess insurance policies from independent insurance companies generally cover exposures between $3.0 million and $250.0 million for domestic product liability risk and exposures between $0.5 million and $250.0 million for auto, general liability, personal injury and workers’ compensation. We have no stop gap coverage on claims covered by our self-insured domestic employee medical plan and are responsible for all claims thereunder. We estimate our provision for self-insured losses based upon an evaluation of current claim exposure and historical loss experience. Actual self-insurance losses may vary significantly from these estimates. At September 24, 2016 and December 31, 2015, our accrued liability for self-insured risks was $73.1 million and $70.2, respectively.

Indemnifications – At September 24, 2016, we had commitments related to certain representations made on contracts for the purchase or sale of businesses or property. These representations primarily relate to past actions such as responsibility for transfer taxes if they should be claimed, and the adequacy of recorded liabilities, warranty matters, employment benefit plans, income tax matters or environmental exposures. These guarantees or indemnification responsibilities typically expire within one to three years. We are not aware of any material amounts claimed or expected to be claimed under these indemnities. From time to time and in limited geographic areas we have entered into agreements for the sale of our products to certain customers that provide additional indemnifications for liabilities arising from construction or product defects. We cannot estimate the potential magnitude of such exposures, but to the extent specific liabilities have been identified related to product sales, liabilities have been provided in the warranty accrual in the accompanying unaudited consolidated balance sheets.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

Performance Bonds and Letters of Credit – At times, we are required to provide letters of credit, surety bonds or guarantees to customers, vendors and others. Letters of credit are provided to certain customers and counterparties in the ordinary course of business as credit support for contractual performance guarantees, advanced payments received from customers and future funding commitments. The outstanding performance bonds and letters of credit were as follows:

(amounts in thousands)	September 24, 2016	December 31, 2015
Discontinued operations	$85	$205
Self-insurance workers’ compensation	17,914	16,426
Liability and other insurance	15,884	18,064
Environmental	14,086	13,917
Other	10,089	10,279

	$58,058	$58,891

Environmental Contingencies – We periodically incur environmental liabilities associated with remediating our current and former manufacturing sites as well as penalties for not complying with environmental rules and regulations. We record a liability for remediation costs when it is probable that we will be responsible for such costs and the costs can be reasonably estimated. These environmental liabilities are estimated based on current available facts and present laws and regulations. Accordingly, it is likely that adjustments to the estimated liabilities will be necessary as additional information becomes available. Short-term environmental liabilities and settlements are recorded in accrued expenses in the accompanying unaudited consolidated balance sheets and totaled $0.5 million and $0.7 million at September 24, 2016 and December 31, 2015, respectively. There were no long-term environmental liabilities at both September 24, 2016 and December 31, 2015.

Everett, Washington WADOE Action – In 2008, we entered into an Agreed Order with the Washington Department of Ecology (WADOE) to assess historic environmental contamination at our former manufacturing site in Everett, Washington. As part of this order, we also agreed to develop a Cleanup Action Plan (CAP) identifying remediation options and the feasibility thereof. We are currently working with WADOE to finalize our assessment and draft CAP. We estimate the remaining cost to complete our assessment and develop the CAP at $0.5 million which we have fully accrued. We are working with insurance carriers who provided coverage to a previous owner and operator of the site, and at this time we cannot reasonably estimate the cost associated with any remedial action we would be required to undertake and have not provided for any remedial action in our accompanying unaudited consolidated financial statements. Should extensive remedial action ultimately be required, and if those costs are not found to be covered by insurance, the cost of remediation could have a material adverse effect on our results of operations and cash flows.

Everett, Washington NRD Action – In November 2014, we received a letter from the Natural Resource Damage Trustee Council (NRD), a Federal Agency, regarding a potential multi-party settlement of an impending damage claim related to historic environmental contamination on a site we sold in December 2013. In September 2015 we entered into a settlement agreement under which we will pay $1.2 million to settle the claim. Of the $1.2 million, the prior insurance carrier for the site has agreed to fund $1.0 million of the settlement. All amounts related to the settlement are fully accrued and we do not expect to incur any further significant loss related to the settlement of this matter.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

In 2015, we entered into a Consent Order and Agreement, or COA, with the Pennsylvania Department of Environmental Protection, or PaDEP, to remove a pile of wood fiber waste from our site in Towanda, Pennsylvania, which we acquired in connection with our acquisition of CMI in 2013, by using it as fuel for a boiler at that site. The COA replaced a 1995 Consent Decree between CMI’s predecessor Masonite, Inc. and PaDEP. Under the COA, we are required to achieve certain periodic removal objectives and ultimately remove the entire pile by August 31, 2022. There is currently $10.7 million in bonds posted in connection with these obligations. If we are unable to remove this pile by August 31, 2022, then the bonds will be forfeited and we may be subject to penalties by PaDEP. We currently anticipate meeting all applicable removal deadlines; however, if our operations at this site decrease and we burn less fuel than currently anticipated then we may not be able to meet such deadlines.

Service Agreements – In February 2015, we entered into a strategic servicing agreement with a third party vendor to identify and execute cost reduction opportunities. The agreement provided for a tiered fee structure directly tied to cost savings realized. This contract terminated pursuant to its own terms on December 31, 2015, and we have accrued and will continue to incur fees associated with this agreement based upon realized cost savings from opportunities identified during the agreement.

Employee Stock Ownership Plan – We provide cash to our U.S. ESOP plan in order to fund required distributions to participants. No additional funding for distributions is expected for 2016.

Note 22. Employee Retirement and Pension Benefits

U.S. Defined Benefit Pension Plan – Certain U.S. hourly employees participate in our defined benefit pension plan. The plan is not open to new employees. The components of pension expense, as recorded in the accompanying unaudited consolidated statements of operations, are summarized below:

(amounts in thousands)	Three Months Ended		Nine Months Ended
	September 24, 2016	September 26, 2015	September 24, 2016	September 26, 2015
Components of pension benefit expense—U.S. benefit plan
Service cost	$800	$500	$2,400	$1,500
Interest cost	4,100	4,000	12,300	12,000
Expected return on plan assets	(5,050)	(5,300)	(15,150)	(15,900)
Amortization of net actuarial pension loss	3,075	3,075	9,225	9,225

Pension benefit expense	$2,925	$2,275	$8,775	$6,825

We made no required contributions to our U.S. defined benefit pension plan during the three and nine-months ended September 24, 2016 and $6.5 million and $14.3 million during the three and nine-months ended September 26, 2015, respectively. The Plan currently exceeds the Pension Protection Act of 2006 guidelines, and expects to be in excess of the guidelines in the near future, therefore, no future contributions are required.

JELD-WEN HOLDING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-Months and Nine-Months Ended September 24, 2016 and September 26, 2015

Note 23. Supplemental Cash Flow Information

	Nine Months Ended
(amounts in thousands)	September 24, 2016	September 26, 2015
Non-cash Investing Activities
Property, equipment and intangibles purchased in accounts payable	$2,576	$815
Notes receivable and accrued interest from employees and directors settled with return of JWH stock	—	49
Customer accounts receivable converted to notes receivable	794	133
Cash Financing Activities
Stock repurchases	$—	$32,520
Repurchase of ESOP shares to fund distribution	—	12,127

Common stock purchased	$—	$44,647

Borrowings on notes payable	$—	$503
Payments on notes payable	(135)	(3,877)

Change in notes payable	$(135)	$(3,374)

Note 24. Subsequent Events

On October 20, 2016 we completed the sale of the assets of Silver Mountain Resort and real estate. See Note 3 – Discontinued Operations and Divestitures.

On November 1, 2016 we increased borrowings under our existing term loan credit facility and amended certain of its terms. We borrowed an incremental $375 million and refinanced the previously outstanding $1,236.6 million for a consolidated total of $1,611.6 million. Included in the amendments were a new margin grid and a single maturity of July 1, 2022. The proceeds from the incremental term loan borrowings, along with cash on hand and/or borrowings on our revolving credit facility, are being used to fund a distribution of approximately $400 million to shareholders and holders of equity awards. The offering price of the incremental term loan debt was 99.75% of par. The consolidated term loan bears interest at LIBOR (subject to a floor of 1.00%) plus a margin of up to 3.75%, depending on our total net leverage ratio, and requires quarterly principal repayment beginning in March 2017. We incurred $7.5 million of debt issuance costs related to the new credit facility.

We have evaluated subsequent events from the balance sheet date through November 7, 2016, the date at which the financial statements were available to be issued, and determined that there are no other items to disclose.

Through and including                 , 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all the costs and expenses, other than underwriting discounts, payable in connection with the sale of the shares of common stock being registered hereby. Except as otherwise noted, the registrant will pay all of the costs and expenses set forth in the following table. All amounts shown below are estimates, except the SEC registration fee, the FINRA filing fee and the stock exchange listing fee:

Amount
SEC registration fee		$10,070
FINRA filing fee		15,500
Stock exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 102 of the DGCL allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, willfully or negligently authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit. The registrant’s certificate of incorporation contains a provision which eliminates directors’ personal liability as set forth above.

The registrant’s certificate of incorporation and bylaws provide in effect that the registrant shall indemnify its directors and officers to the extent permitted by the Delaware law. Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify its directors, officers, employees, and agents in certain circumstances. Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, provided that such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director, officer, employee or agent had no reasonable cause to believe that his or her conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 145 further provides that to the extent that a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the party seeking indemnification may be entitled; that the corporation is empowered to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145; and that, unless indemnification is ordered by a court, the determination that indemnification under subsections (a) and (b) of Section 145 is proper because the director, officer, employee or agent has met the applicable standard of conduct under such subsections shall be made by (1) a majority vote of the directors who are not parties to such action, suit or proceeding (or a committee of such directors designated by majority vote of such directors), even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

The right to indemnification conferred by the registrant’s certificate of incorporation and bylaws also includes the right to be paid the expenses (including attorneys’ fees) incurred by a present or former director or officer in defending any civil, criminal, administrative, or investigative action, suit, or proceeding in advance of its final disposition, provided, however, that if the Delaware law requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer shall be made only upon delivery to the registrant of an undertaking by or on behalf of such director or officer to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under the registrant’s certificate of incorporation, bylaws, or otherwise.

In addition, the registrant intends to enter into indemnification agreements with each of its directors and certain of its officers, a form of which is filed as Exhibit 10.25 to this Registration Statement. These agreements require the registrant to indemnify such persons to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to the registrant, and to advance expenses incurred as a result of any action, suit, or proceeding against them as to which they could be indemnified.

The registrant has in effect insurance policies for general officers’ and directors’ liability insurance covering all of its officers and directors.

Item 15.	Recent Sales of Unregistered Securities

The information presented in this Item 15 does not give effect to the          -for-1 stock split that will be effected upon closing of this offering. Since January 1, 2013, we have made the following sales of unregistered securities:

Series A Convertible Preferred Stock Issuances

On April 30, 2013, we issued 843,131.54 shares of our Series A Convertible Preferred Stock to 28 accredited investors in connection with the conversion of the then-outstanding convertible preferred notes for a price of $84.97 per share. See “Business—Our History”.

Acquisitions

On October 24, 2015, we issued 7,680 shares of our common stock in connection with our acquisition of all the assets of a company at a purchase price of $260.42 per share.

Plan-Related Issuances

From January 1, 2013 through March 31, 2016, we granted to our directors, officers, employees, consultants, and other service providers options to purchase 287,707 and 498,373 shares of our common stock and B-1 Common Stock with per share exercise prices ranging from $206.72 to $266.40 under our 2011 Stock Plan, which excludes options to purchase 283,088 shares of our common stock which have been forfeited and are no longer outstanding.

From May 16, 2013 through May 4, 2016, we issued to our directors, officers, employees, consultants, and other service providers an aggregate of 2,384 shares of our common stock at per share purchase prices ranging from $206.72 to $268.99 and an aggregate of 7,601 shares of our B-1 Common Stock at a per share purchase prices ranging from $185.43 to $406.18 pursuant to exercises of options granted under our 2011 Stock Plan.

From October 29, 2014 through February 1, 2016, we granted to our directors, officers, employees, consultants, and other service providers an aggregate of 37,816 RSUs to be settled in shares of our common stock under our 2011 Stock Plan.

Other Common Stock Issuances

On March 27, 2015, we issued 1,136 shares of our common stock to one of our executive officers at a purchase price of $220.00 per share.

On December 14, 2015, we issued 2,000 shares of our common stock to one of our executive officers at a purchase price of $260.41 per share.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

In addition, on May 31, 2016, our capital stock was reclassified in connection with our conversion from an Oregon corporation into a Delaware corporation, and, in connection with this offering, our Series A Convertible Preferred Stock was exchanged for              shares of common stock, our Class B-1 Common Stock converted into              shares of common stock and our Series B Preferred Stock was cancelled.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits.

The Exhibits filed herewith are set forth on the Index to Exhibits filed as a part of this Registration Statement beginning on page II-7 hereof.

(b)	Financial Statement Schedules.

Schedule I—Condensed Financial Information (parent company only)

All other financial statement schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, on this 16th day of November, 2016.

JELD-WEN HOLDING, INC.

By:	/s/ L. Brooks Mallard
L. Brooks Mallard
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Mark A. Beck	Chief Executive Officer, President, and Director (Principal Executive Officer)	November 16, 2016

/s/ L. Brooks Mallard L. Brooks Mallard	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 16, 2016

* Kirk Hachigian	Executive Chairman	November 16, 2016

* Roderick C. Wendt	Vice Chairman	November 16, 2016

* Anthony Munk	Director	November 16, 2016

* Bruce Taten	Director	November 16, 2016

* Martha (Stormy) Byorum	Director	November 16, 2016

* Matthew Ross	Director	November 16, 2016

* Patrick Tolbert	Director	November 16, 2016

Signature	Title	Date

* Steven E. Wynne	Director	November 16, 2016

*By:	/s/ L. Brooks Mallard
L. Brooks Mallard
Attorney-in-fact

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description

1.1*	Form of Underwriting Agreement.

3.1*	Certificate of Incorporation of JELD-WEN Holding, Inc., as amended.

3.2*	Bylaws of JELD-WEN Holding, Inc.

3.3*	Form of Amended and Restated Certificate of Incorporation of JELD-WEN Holding, Inc., to be effective upon the listing of our common stock on the New York Stock Exchange.

3.4*	Form of Amended and Restated Bylaws of JELD-WEN Holding, Inc., to be effective upon the listing of our common stock on the New York Stock Exchange.

4.1*	Specimen Common Stock Certificate of JELD-WEN Holding, Inc.

5.1*	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP.

10.1	Credit Agreement, among JELD-WEN Holding, Inc., JELD-WEN, Inc., JELD-WEN of Canada, Ltd., the other guarantors party thereto, Wells Fargo Bank, National Association, and the lenders party thereto, dated October 15, 2014.

10.1.1	Amendment No. 1 to Credit Agreement, among JELD-WEN Holding, Inc., JELD-WEN, Inc., JELD-WEN of Canada, Ltd., the subsidiary guarantors party thereto, Wells Fargo Bank, National Association, and the lenders party thereto, dated July 1, 2015.

10.1.2**	Amendment No. 2 to Credit Agreement, among JELD-WEN Holding, Inc., JELD-WEN, Inc., JELD-WEN of Canada, Ltd., Karona, Inc., the subsidiary guarantors party thereto, Wells Fargo Bank, National Association, and the lenders party thereto, dated November 1, 2016.

10.2	Term Loan Credit Agreement, among JELD-WEN Holding, Inc., JELD-WEN, Inc., Onex BP Finance LP, the other guarantors party thereto, Bank of America, N.A. and the lenders party thereto, dated October 15, 2014.

10.2.1	Amendment No. 1 to Term Loan Credit Agreement, among JELD-WEN Holding, Inc., JELD-WEN, Inc., Onex BP Finance LP, the subsidiary guarantors party thereto, Bank of America, N.A., and the lenders party thereto, dated July 1, 2015.

10.2.2**	Amendment No. 2 to Term Loan Credit Agreement, among JELD-WEN Holding, Inc., JELD-WEN, Inc. the subsidiary guarantors party thereto, Onex BP Finance LP, Bank of America, N.A., and the lenders party thereto, dated November 1, 2016.

10.3*	Stock Purchase Agreement, among JELD-WEN Holding, Inc., Onex Partners III LP and the other investors party thereto, dated August 30, 2012.

10.3.1*	Amendment to Stock Purchase Agreements, among JELD-WEN Holding, Inc. and Onex Partners III LP, dated April 3, 2013.

10.3.2*	Amendment to Stock Purchase Agreement, among JELD-WEN Holding, Inc. and Onex Partners III LP, dated May 31, 2016.

10.4*	Amended and Restated Stock Purchase Agreement, among JELD-WEN Holding, Inc., Onex Partners III LP, Onex Advisor III LLC, Onex Partners III GP LP, Onex Partners III PV LP, Onex Partners III Select LP, Onex US Principals LP, Onex Corporation, Onex American Holdings II LLC, BP EI LLC and 1597257 Ontario Inc., dated July 29, 2011.

10.4.1*	Amendment No. 1 to Amended and Restated Stock Purchase Agreement, among JELD-WEN Holding, Inc. and Onex Partners III LP, dated September 1, 2011.

Exhibit No.	Exhibit Description

10.4.2*	Amendment to Amended and Restated Stock Purchase Agreement, among JELD-WEN Holding, Inc. and Onex Partners III LP, dated May 31, 2016.

10.5*	Shareholders Agreement, among JELD-WEN Holding, Inc., Onex Partners III LP, Onex Advisor III LLC, Onex Partners III GP LP, Onex Partners III PV LP, Onex Partners III Select LP, Onex US Principals LP, Onex American Holdings II LLC, BP EI LLC and the persons listed on Schedule A thereto, dated October 3, 2011.

10.5.1*	First Amendment to Shareholders Agreement, among JELD-WEN Holding, Inc. Onex Partners III LP, Onex Advisor III LLC, Onex Partners III GP LP, Onex Partners III PV LP, Onex Partners III Select LP, Onex US Principals LP, Onex Corporation, Onex American Holdings II LLC, BP EI LLC, 1597257 Ontario Inc. and the other parties thereto, dated August 30, 2012.

10.5.2*	Second Amendment to Shareholders Agreement, among JELD-WEN Holding, Inc. Onex Partners III LP, Onex Advisor III LLC, Onex Partners III GP LP, Onex Partners III PV LP, Onex Partners III Select LP, Onex US Principals LP, Onex Corporation, Onex American Holdings II LLC, BP EI LLC, New PCo Investments II Ltd., and the other parties thereto, dated February 7, 2014.

10.5.3*	Third Amendment to Shareholders Agreement, among JELD-WEN Holding, Inc. Onex Partners III LP, Onex Advisor III LLC, Onex Partners III GP LP, Onex Partners III PV LP, Onex Partners III Select LP, Onex US Principals LP, Onex Corporation, Onex American Holdings II LLC, BP EI LLC, New PCo Investments II Ltd., and the other parties thereto, dated May 31, 2016.

10.6*	Registration Rights Agreement, among JELD-WEN Holding, Inc., Onex Partners III LP, Onex Advisor III LLC, Onex Partners III GP LP, Onex Partners III PV LP, Onex Partners III Select LP, Onex US Principals LP, Onex Corporation, Onex American Holdings II LLC, BP EI LLC, 1597257 Ontario Inc., and the persons listed on Schedule A thereto, dated October 3, 2011.

10.6.1*	Amendment to Registration Rights Agreement, among JELD-WEN Holding, Inc., Onex Partners III LP, Onex Advisor III LLC, Onex Partners III GP LP, Onex Partners III PV LP, Onex Partners III Select LP, Onex US Principals LP, Onex Corporation, Onex American Holdings II LLC, BP EI LLC, 1597257 Ontario Inc. and the other parties thereto, dated May 31, 2016.

10.7*+	Employment Agreement, by and between JELD-WEN Holding, Inc., JELD-WEN, Inc. and Mark A. Beck, dated November 10, 2015.

10.8*+	Management Employment Agreement, by and between JELD-WEN, Inc. and Kirk S. Hachigian, dated March 31, 2014.

10.9*+	Management Employment Agreement, by and between JELD-WEN, Inc. and L. Brooks Mallard, dated October 30, 2014.

10.10*+	Management Transition Agreement, by and between JELD-WEN Holding, Inc. and L. Brooks Mallard, dated November 30, 2015.

10.11*+	Management Employment Agreement, by and between JELD-WEN, Inc. and John Dinger, dated November 30, 2015.

10.12*+	Management Transition Agreement, by and between JELD-WEN, Inc. and John Dinger, dated November 30, 2015.

10.13*+	Executive Employment Agreement, by and between JELD-WEN UK, Ltd. and Peter Maxwell, dated June 5, 2015.

10.14*+	Management Transition Agreement, by and between JELD-WEN, Inc. and Peter Maxwell, dated November 30, 2015.

10.15*+	Executive Service Agreement, by and between JELD-WEN Australia Pty, Ltd. and Peter Farmakis, dated June 28, 2013.

Exhibit No.	Exhibit Description

10.16*+	Management Transition Agreement, by and between JELD-WEN, Inc. and Peter Farmakis, dated November 30, 2015.

10.17*+	Management Employment Agreement, by and between JELD-WEN, Inc. and Mark Thurman, dated January 1, 2014.

10.18*+	Supplemental Management Employment Agreement, by and between JELD-WEN, Inc. and Mark Thurman, dated May 12, 2015.

10.19*+	Amended Management Employment Agreement, by and between JELD-WEN, Inc. and Barry Homrighaus, dated April 14, 2014.

10.20*+	Transition Plan Letter, by and between JELD-WEN, Inc. and Barry Homrighaus, dated February 10, 2015.

10.21*+	JELD-WEN Holding, Inc. Amended and Restated Stock Incentive Plan, dated May 31, 2016.

10.22*+	Form of Nonstatutory Common Stock Option Agreement.

10.23*+	Form of Nonstatutory Class B-1 Common Stock Option Agreement.

10.24*+	Form of Restricted Stock Unit Award Agreement.

10.25	Form of Indemnification Agreement.

10.26*	Consulting Agreement, by and between JELD-WEN Holding, Inc. and Onex Partners Manager LP, dated October 3, 2011.

10.27*	Form of Tax Receivable Agreement.

21.1*	List of subsidiaries of JELD-WEN Holding, Inc.

23.1**	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2*	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 5.1).

23.3	Consent of Freedonia Custom Research.

24.1	Power of Attorney.

99.1**	Consent of Gregory G. Maxwell.

*	To be filed by amendment.
**	Filed herewith.
+	Indicates management contract or compensatory plan.